As filed with the Securities and Exchange Commission on December 3, 1999

                                                      Registration No. 333-90577

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------
                                    FORM S-6
                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2


                          Pre-Effective Amendment No. 1
                                -----------------
                        SECURITY LIFE SEPARATE ACCOUNT L1
                              (Exact Name of Trust)



                    SECURITY LIFE OF DENVER INSURANCE COMPANY
                               (Name of Depositor)
                                  1290 Broadway
                           Denver, Colorado 80203-5699
              (Address of Depositor's Principal Executive Offices)



                                                 Copy to:
GARY W. WAGGONER, ESQ.                           KIMBERLY J. SMITH, ESQ.
Security Life of Denver Insurance Company        Sutherland Asbill & Brennan LLP
1290 Broadway                                    1275 Pennsylvania Avenue, NW
Denver, Colorado 80203-5699                      Washington, D.C. 20004-2415
                                                 (202) 383-0314

(Name and Address of Agent for Service)


                          ----------------------------



Title of securities being registered: Corporate variable life insurance policies.

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



Form V-112-00

               SECURITY LIFE SEPARATE ACCOUNT L1 (File No. 333-90577)
                              Cross-Reference Table





Form N-8B-2 Item No.     Caption in Prospectus
--------------------     ---------------------


1, 2                     Cover; Security Life of Denver Insurance Company;
                         Security Life Separate Account L1

3                        Inapplicable

4                        Security Life of Denver Insurance Company

5, 6                     Security Life Separate Account L1

7                        Inapplicable

8                        Financial Statements

9                        Inapplicable

10(a),(b),(c),(d),(e)    Policy Summary; Policy Values, Determining the
                         Value in the Variable Division; Charges and Deductions;
                         Surrender; Partial Withdrawals; The Guaranteed
                         Interest Division; Transfers of Account Values;
                         Right to Exchange Policy; Lapse; Reinstatement;
                         Premiums

10(f)                    Voting Privileges; Right to Change Operations

10(g), (h)               Right to Change Operations

10(i) Tax Considerations; Detailed Information about the Corporate Benefits Variable Universal Life Policy; General Policy Provisions; The Guaranteed
                         Interest Division

11, 12                   Security Life Separate Account L1

13                       Policy Summary; Charges and Deductions;
                         Group or Sponsored Arrangements or Corporate Purchasers

Form N-8B-2 Item No.     Caption in Prospectus
--------------------     ---------------------


14, 15                   Policy Summary; Free Look; General Policy
                         Provisions; Applying for a Policy

16                       Premiums; Allocation of Net Premiums; How We
                         Calculate Accumulation Unit Values

17                       Payment; Surrender; Partial Withdrawals

18 Policy Summary; Tax Considerations; Detailed Information about the Corporate Benefits Variable Universal Life Policy; Security Life Separate Account L1

19                       Reports to Owners; Notification and
                         Claims Procedures; Performance Information
                         (Appendix B)

20                       See 10(g) & 10(a)

21                       Policy Loans

22 Policy Summary; Premiums; Grace Period; Security Life Separate Account L1; Detailed Information about the Corporate Benefits Variable Universal Life Policy

23                       Inapplicable

24                       Inapplicable

25                       Security Life of Denver Insurance Company

26                       Inapplicable

27, 28, 29, 30           Security Life of Denver Insurance Company

31, 32, 33, 34           Inapplicable

35                       Inapplicable

36                       Inapplicable

Form N-8B-2 Item No.     Caption in Prospectus
--------------------     ---------------------


37                       Inapplicable

38, 39, 40, 41(a)        General Policy Provisions; Distribution of
                         the Policies; Security Life of Denver Insurance
                         Company

41(b), 41(c), 42, 43     Inapplicable

44                       Determining the Value in the Variable Division;
                         How We Calculate Accumulation Unit Values

45                       Inapplicable

46 Partial Withdrawals; Detailed Information about the Corporate Benefits Variable Universal Life Policy

47, 48, 49, 50           Inapplicable

51 Detailed Information about the Corporate Benefits Variable Universal Life Policy

52                       Determining the Value in the Variable Division;
                         Right to Change Operations

53(a)                    Tax Considerations

53(b), 54, 55            Inapplicable

56, 57, 58               Inapplicable

59                       Financial Statements

This information is subject to completion or change. An amended registration statement for these securities has been filed with the Securities and Exchange Commission. These securities may not be sold and offers to buy may not be accepted prior to the amended registration statement becoming effective. This prospectus is not an offer to sell and is not a solicitation of an offer to buy. There will be no sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of the state.




                                   Prospectus

                   CORPORATE BENEFITS VARIABLE UNIVERSAL LIFE
                               A FLEXIBLE PREMIUM
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                                    issued by

                    SECURITY LIFE OF DENVER INSURANCE COMPANY
                                       AND
                        SECURITY LIFE SEPARATE ACCOUNT L1


Consider carefully the policy charges and deductions beginning on page 42 in this prospectus.


You should read this prospectus and keep it for future reference. A prospectus for each underlying fund portfolio must accompany and should be read together with this prospectus.


This policy is not available in all jurisdictions. This policy is not offered in any jurisdiction where this type of offering is not legal. Depending on the state where it is issued, policy features may vary. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.


Replacing your existing life insurance policy(ies) with this policy may not be beneficial to you.


Your Policy
       o      is a flexible premium variable universal life insurance policy
       o      is issued by Security Life of Denver Insurance Company
       o is designed primarily for use on a multi-life basis when the insured people share a common employment or business relationship
       o is returnable by you during the free look period or right to examine policy period if you are not satisfied.

Your Policy Premium Payments
       o      are flexible, so the premium amount and frequency may vary
       o are allocated to variable investment options and the guaranteed interest division based on your instructions
       o are invested in shares of the underlying investment portfolios under each variable investment option
       o can be invested in up to eighteen investment options over the policy's lifetime.

Your Account Value
       o      is the sum of your holdings in the variable division, the
              guaranteed interest division and the loan division
       o      has no guaranteed minimum cash value under the variable
              division. The value varies with the value of the underlying investment portfolio
       o has a minimum guaranteed rate of return if you have an amount in the guaranteed interest division and
       o      is subject to various expenses and charges.

Death Proceeds
       o      are paid if the policy is in force when the insured person dies
       o are equal to the death benefit minus outstanding policy loans, accrued loan interest and unpaid charges incurred before the insured person dies
       o      are calculated under your choice of options;
              *  Option 1- a fixed minimum death benefit
              *  Option 2- a stated death benefit plus your account value
              *  Option 3- a stated death benefit plus the sum of the premiums you have paid minus partial withdrawals and
       o are generally not federally income taxed if your policy continues to meet the federal income tax definition of life insurance.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS LIFE INSURANCE POLICY IS NOT A BANK DEPOSIT OR OBLIGATION, FEDERALLY INSURED, OR BACKED BY ANY BANK OR GOVERNMENTAL AGENCY.

                      Date of Prospectus: December 3, 1999

Form V-112-00

                                                              Corporate Benefits
                                                          Preliminary Prospectus
                                                                    Number:_____

ISSUED BY:        Security Life of Denver            UNDERWRITTEN BY:              ING America Equities, Inc.
                      Insurance Company                                            1290 Broadway
                  Security Life Center                                             Denver, CO 80203-5699
                  1290 Broadway                                                    (303) 860-2000
                  Denver, CO 80203-5699
                  (800) 525-9852


THROUGH ITS:               Security Life Separate Account L1


ADMINISTERED BY:           Customer Service Center
                           P.O. Box 173888
                           Denver, CO 80217-3888
                           (800) 848-6362

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 2

                                TABLE OF CONTENTS


POLICY SUMMARY.................................................................6
     Your Policy...............................................................6
     Free Look Period or Right to Examine Policy
         Period................................................................6
     Your Policy Premiums......................................................6
     Charges and Deductions....................................................7
     Fees and Expenses of the Investment Portfolios............................8
     Variable Division........................................................10
     Policy Values............................................................10
     Transfers of Account Value...............................................11
     Special Policy Features..................................................11
     Policy Modification, Termination and
         Continuation Features................................................11
     Death Benefits...........................................................12
     Tax Considerations.......................................................12

INFORMATION ABOUT SECURITY LIFE, THE
     SEPARATE ACCOUNT, THE INVESTMENT
     OPTIONS AND THE GUARANTEED
     INTEREST DIVISION........................................................12
     Security Life of Denver Insurance Company................................12
     Year 2000 Preparedness...................................................13
     Security Life Separate Account L1........................................13
     Objectives of the Investment Portfolios..................................14
     The Guaranteed Interest Division.........................................18
     Maximum Number of Investment Options.....................................19

DETAILED INFORMATION ABOUT THE
     CORPORATE BENEFITS VARIABLE
     UNIVERSAL LIFE POLICY....................................................19
     Applying for a Policy....................................................19
     Temporary Insurance......................................................20
     Premiums.................................................................20
     Premium Payments Affect Your Coverage....................................21
     Death Benefits...........................................................22
     Adjustable Term Insurance Rider..........................................26
     Special Features.........................................................27
     Policy Values............................................................28
     Transfers of Account Value...............................................30
     Dollar Cost Averaging....................................................30
     Automatic Rebalancing....................................................31
     Policy Loans.............................................................32
     Partial Withdrawals......................................................33
     Lapse....................................................................34
     Reinstatement............................................................35
     Surrender................................................................35
     General Policy Provisions................................................35
         Free Look Period or Right to Examine Policy Period...................35
         Your Policy..........................................................36
         Age  ................................................................36
         Ownership............................................................36
         Beneficiary(ies).....................................................36
         Collateral Assignment................................................37
         Incontestability.....................................................37
         Misstatements of Age or Gender.......................................37
         Suicide..............................................................37
         Transaction Processing...............................................37
         Notification and Claims Procedures...................................38
         Telephone Privileges.................................................38
         Non-participation....................................................38
         Distribution of the Policies.........................................38
         Advertising Practices and Sales Literature...........................39
         Settlement Provisions................................................39
     Administrative Information About the Policy..............................40

CHARGES AND DEDUCTIONS........................................................42
     Deductions from Premiums.................................................42
     Deferred Sales Charge....................................................43
     Monthly Deductions from Your Account Value
          ....................................................................44
     Policy Transaction Fees..................................................45
     Group or Sponsored Arrangements or Corporate Purchasers..................46
     Other Charges............................................................46

TAX CONSIDERATIONS............................................................46
     Tax Status of the Policy.................................................47
     Diversification Requirements.............................................47
     Tax Treatment of Policy Death Benefits...................................48
     Modified Endowment Contracts.............................................48
     Multiple Policies........................................................48
     Distributions Other than Death Benefits from
         Modified Endowment Contracts.........................................48
     Distributions Other than Death Benefits from
         Policies That Are Not Modified Endowment Contracts. .................48
     Investment in the Policy.................................................49
     Policy Loans.............................................................49
     Section 1035 Exchanges...................................................49
     Tax-exempt Policy Owners.................................................49
     Possible Tax Law Changes.................................................49
     Changes to Comply with the Law...........................................49
     Other....................................................................50

ILLUSTRATIONS.................................................................51

ADDITIONAL INFORMATION........................................................65
     Directors and Officers...................................................65
     Regulation...............................................................68

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Corporate Benefits Variable Universal Life 3

     Legal Matters............................................................68
     Legal Proceedings........................................................68
     Experts..................................................................68
     Registration Statement...................................................68

FINANCIAL STATEMENTS..........................................................69

APPENDIX A...................................................................244

APPENDIX B...................................................................245



--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 4

INDEX OF SPECIAL TERMS

The following special terms are used in this prospectus. We explain each term on the page(s) listed in the body of this prospectus and in the summary, if applicable:

Account value.................................................................10
Accumulation unit.............................................................29
Accumulation unit value.......................................................29
Adjustable term insurance rider...............................................22
Age.......................................................................19, 36
Base death benefit............................................................24
Beneficiary(ies)..............................................................12
Customer service center........................................................2
Death proceeds................................................................24
Free look period..............................................................35
General account...............................................................13
Guaranteed interest division..................................................18
Initial premium...............................................................19
Insured.......................................................................19
Investment date...............................................................19
Investment options............................................................19
Loan division.................................................................10
Monthly processing date.......................................................25
Net account value.............................................................10
Net amount at risk............................................................10
Net premium...................................................................21
Owner.........................................................................36
Partial withdrawal............................................................33
Policy.....................................................................6, 13
Policy date...................................................................20
Policy loan...................................................................32
Portfolios....................................................................14
Rider.........................................................................26
Scheduled premium.............................................................20
Segment.......................................................................26
Separate account..............................................................13
Stated death benefit..........................................................19
Target death benefit..........................................................26
Target premium................................................................21
Total death benefit...........................................................26
Transaction date..............................................................29
Valuation date................................................................10
Valuation period..........................................................10, 29
Variable division.............................................................14

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 5

POLICY SUMMARY

THIS SUMMARY HIGHLIGHTS SOME OF THE IMPORTANT POINTS ABOUT YOUR POLICY. THE POLICY IS MORE FULLY DESCRIBED IN THE ATTACHED, COMPLETE PROSPECTUS. PLEASE READ THE PROSPECTUS CAREFULLY. "WE," "US," "OUR," AND THE "COMPANY" REFER TO SECURITY LIFE OF DENVER INSURANCE COMPANY. "YOU" AND "YOUR" REFER TO THE POLICY OWNER. THE OWNER IS THE INDIVIDUAL, ENTITY, PARTNERSHIP, REPRESENTATIVE OR PARTY WHO MAY EXERCISE ALL RIGHTS OVER THE POLICY AND RECEIVE THE POLICY BENEFITS DURING THE INSURED PERSON'S LIFETIME.

STATE VARIATIONS ARE COVERED IN A SPECIAL POLICY FORM FOR USE IN THAT STATE. THIS PROSPECTUS PROVIDES A GENERAL DESCRIPTION OF THE POLICY. YOUR ACTUAL POLICY AND RIDERS ARE THE CONTROLLING DOCUMENTS. IF YOU WOULD LIKE TO REVIEW A COPY OF THE POLICY AND RIDERS, CONTACT OUR CUSTOMER SERVICE CENTER.


YOUR POLICY

This policy is available only to groups of ten or more insured people. Generally, we require a minimum total group first year premium of at least $250,000. However, depending on underwriting circumstances, we may reduce the minimum total group first year premium in some cases. We generally require a minimum target death benefit of $50,000 per policy. We may reduce the minimum target death benefit if the average target death benefit at policy issuance for the group is at least $50,000.

Your policy provides life insurance protection on the insured person. The policy includes the basic policy, applications, and riders or endorsements. As long as the policy remains in force, we pay a death benefit at the death of the insured person. While your policy is in force, you may access your policy value by taking loans or partial withdrawals. You may also surrender your policy for its surrender value. When the insured person reaches age 100, the policy can be surrendered or continued under the continuation of coverage option. SEE CONTINUATION OF COVERAGE, PAGE 28.

We designed this policy primarily for use on a multi-life basis where the insured people share common employment or a business relationship. The policy may be owned individually or by a corporation, trust, association or similar entity. Life insurance is not a short-term investment. You should evaluate your need for life insurance coverage and this policy's long-term investment potential and risks before purchasing a policy.


FREE LOOK PERIOD OR RIGHT TO EXAMINE POLICY PERIOD

Within limits as specified by state law, you have the right to examine your policy and return it for a refund of premiums paid or the account value if you are not satisfied for any reason. The policy is then void. SEE FREE LOOK PERIOD OR RIGHT TO EXAMINE POLICY PERIOD, PAGE 35.


YOUR POLICY PREMIUMS

The policy is a flexible premium policy because the amount and frequency of the premium payments you make may vary within limits. You must make premium payments:
     o   for us to issue your policy; and
     o   sufficient to keep your policy in force.

On your application, you choose how much and how often you want to pay premiums. Depending on your choices, it may not be enough to keep your policy or riders in force. The amount of premium you pay affects the length of time your policy stays in force. SEE PREMIUMS, PAGE 20.

ALLOCATION OF NET PREMIUMS

This policy has premium-based charges which are subtracted from your payments. We add the balance, or the net premium, to your policy based on your investment instructions. You may allocate the net premiums among one or more variable investment options and the guaranteed interest division.

We apply the net premium payments to your policy after we:
     o   receive your initial premium;
     o   have the information we require;
     o   approve your policy application; and
     o   issue your policy.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 6

You need to allocate your premiums to your investment choices in percentages that are whole numbers and which total 100%. See Allocation of Net Premiums, page 21.


CHARGES AND DEDUCTIONS

DEDUCTIONS FROM PREMIUMS

We make the following deductions from each premium payment you make:

     1. Tax charges-- In the first policy or segment year, we deduct a charge of 2.5% of premiums for state and local taxes up to target premium. Thereafter, we deduct 2.5% of premiums you make. Generally, in the first policy or segment year, we deduct the charge of 1.5% up to target premium. Thereafter, we deduct 1.5% of premiums you make to cover our estimated cost of the federal income tax treatment of deferred acquisition costs. SEE TAX CHARGES, PAGE 42.

     2. Sales charge-- We deduct a percentage of each premium to cover a portion of our expenses in selling your policy. This charge is 2% of premiums you pay in the first policy or segment year up to target premium. Thereafter, this charge is 0.5% of the premiums you make. SEE DEDUCTIONS FROM PREMIUMS, PAGE 42.

DEFERRED SALES CHARGE

The deferred sales charge is based on a percentage of premium and is deducted from the account value at the beginning of each policy year for seven years after each year in which the premium payments are made. It applies to the first ten years of premium payments made. The deduction applies to each segment separately. SEE DEFERRED SALES CHARGE, PAGE 43, AND CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 25.

MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE

We deduct the following charges from your account value at the beginning of each policy month:

     1. Monthly administrative charge -- $12 per month for the first policy year, then $6 per month for each policy year beyond that.

     2. Cost of insurance charge -- Based on the net amount at risk on the life of the insured person. The amount of this charge differs for:
         o   the segments of the base death benefit; and
         o   the adjustable term insurance rider.

     3. Mortality and Expense Risk Charge -- we assess a mortality and expense risk charge of 0.20% per year or 0.01667% per month against the variable division. This charge compensates us for mortality and expense risks under the policies.

SEE MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE, PAGE 44.

POLICY TRANSACTION FEES

We deduct policy transaction fees from your account value at the time of the transaction.

The following are the current transaction fees. SEE POLICY TRANSACTION FEES, PAGE 45.

     1.  Partial withdrawal fee -- $25.

     2. Transfer fee -- We allow twelve free transfers among investment options per policy year. For each transfer beyond that, a $10 fee may apply.

     3. Illustrations -- You may request one free illustration per policy year. For each illustration beyond that, a $25 fee may apply.

     4. Premium Allocation Change -- You may make five free premium allocation changes per policy year. For each premium allocation change beyond that, a $25 fee may apply.

     5. Continuation of Coverage -- We will charge a one-time $200 administrative fee when the insured person turns age 100 to activate continued coverage.


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Corporate Benefits Variable Universal Life 7

FEES AND EXPENSES OF THE INVESTMENT PORTFOLIOS

The separate account purchases shares of the investment portfolios, or series, at net asset value. This price reflects investment management fees and other direct expenses that are deducted from the portfolio assets. The following table describes these investment management fees and other direct expenses of the investment portfolios. The fees and expenses are shown in both gross amounts and net amounts shown after any expenses or fees have been voluntarily absorbed by the investment portfolio advisers.

INVESTMENT PORTFOLIO ANNUAL EXPENSES (AS A PERCENTAGE OF PORTFOLIO AVERAGE NET
 ASSETS) /1/


                                                                                                       Fees and
                                                                  Investment                Total      Expenses  Total Net
                                                                  Management     Other    Portfolio   Waived or  Portfolio
                             Portfolio                               Fees      Expenses   Expenses    Reimbursed  Expenses
                             ---------                               ----      --------   --------    ----------  --------

AIM VARIABLE INSURANCE FUNDS, INC.
AIM V.I. Capital Appreciation Fund                                   0.62%      0.05%       0.67%        NA       0.67%
AIM V.I. Government Securities Fund                                  0.50%      0.26%       0.76%        NA       0.76%
THE ALGER AMERICAN FUND
Alger American Growth Portfolio                                      0.75%      0.04%       0.79%        NA       0.79%
Alger American MidCap Growth Portfolio                               0.80%      0.04%       0.84%        NA       0.84%
Alger American Small Capitalization Portfolio                        0.85%      0.04%       0.89%        NA       0.89%
FIDELITY VARIABLE INSURANCE PRODUCTS FUND
VIP Growth Portfolio                                                 0.59%      0.09%       0.68%        NA       0.68%/2/
VIP Overseas Portfolio                                               0.74%      0.17%       0.91%        NA       0.91%/2/
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
VIP II Index 500 Portfolio                                           0.24%      0.11%       0.35%      0.07%      0.28%/3/
GCG TRUST /4/
Equity Income Portfolio                                              0.98%      0.00%       0.98%        NA       0.98%
Growth Portfolio                                                     1.08%      0.01%       1.09%        NA       1.09%
Hard Assets Portfolio                                                0.98%      0.02%       1.00%        NA       1.00%
Limited Maturity Bond Portfolio                                      0.60%      0.00%       0.60%        NA       0.60%
Liquid Asset Money Market Portfolio                                  0.59%      0.00%       0.59%        NA       0.59%
Mid-Cap Growth Portfolio                                             0.94%      0.01%       0.95%        NA       0.95%
Research Portfolio                                                   0.94%      0.00%       0.94%        NA       0.94%
Total Return Portfolio                                               0.94%      0.04%       0.98%      0.01%/5/   0.97%
INVESCO VARIABLE INVESTMENT FUNDS, INC.
INVESCO VIF-Equity Income Fund                                       0.75%      0.42%       1.17%/6/   0.24%/7/   0.93%
INVESCO VIF-High Yield Fund                                          0.60%      0.47%       1.07%        NA       1.07%
INVESCO VIF-Small Company Growth Fund                                0.75%     11.92%      12.67%/6/  10.80%/8/   1.87%
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST /9/
Partners Portfolio                                                   0.78%      0.06%       0.84%        NA       0.84%
VAN ECK WORLDWIDE INSURANCE TRUST
Worldwide Bond Fund                                                  1.00%      0.15%       1.15%        NA       1.15%
Worldwide Emerging Markets Fund                                      1.00%      0.61%       1.61%/6/   0.31%/10/  1.30%
Worldwide Real Estate Fund                                           1.00%      4.32%       5.32%/6/   4.43%/11/  0.89%


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Corporate Benefits Variable Universal Life 8

/1/ The portfolio expense information was provided to us by the portfolios, and we have not independently verified such information. These portfolio expenses are not direct charges against variable investment options assets or reduction from contract values; rather these portfolio expenses are taken into consideration in computing each underlying portfolio's net asset value, which is the share price used to calculate the unit values of the variable investment options. For a more complete description of the portfolios' costs and expenses, see the prospectuses for the portfolios.

/2/ A Portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, certain funds have entered into arrangements with their custodian whereby credits realized, as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the total portfolio expenses presented in the table would have been 0.66% for Growth Portfolio and 0.89% for Overseas portfolio.

/3/ FMR agreed to reimburse a portion of Index 500 Portfolio's expenses during the period. Without this reimbursement, the funds' total portfolio expenses would have been 0.35%.

/4/ Directed Services, Inc. ("DSI") serves as the overall manager of the GCG Trust. The fee shown is a management fee. Fees decline as the total assets of certain combined portfolios increase. DSI provides or procures at its own expense, the services necessary for the operation of the portfolios. DSI does not bear the expense of brokerage fees and other transactional expenses for securities, taxes (if any) paid by a portfolio, interest on borrowing, fees and expenses of the independent trustees, and extraordinary expenses, such as litigation or indemnification expenses. The GCG Trust pays DSI for its services a monthly fee based on the annual rates of the average daily net assets of the investment portfolios. DSI (and not the GCG Trust) in turn pays each portfolio manager a monthly fee for managing the assets of the portfolios. More detailed information about each portfolio's management fees and expenses can be found in the prospectus of the GCG Trust. You should read this prospectus before investing.

/5/ DSI is currently reimbursing expenses to maintain total expenses at 0.97% for the Total Return Portfolio. Without this reimbursement, and based on actual reimbursements for the fiscal year ended December 31, 1998, total expenses for this portfolio would have been 0.98%. This agreement to reimburse may end at any time.

/6/ Certain expenses of the Fund are being voluntarily absorbed by the Funds.

/7/ Certain expenses of the VIF-Equity Income Fund (formerly VIF-Industrial Income Fund) are being absorbed voluntarily by INVESCO Funds Group, Inc. pursuant to a commitment to the Fund. After absorption, the VIF-Equity Income Fund's "Other Expenses" and "Total Portfolio Expenses" were 0.18% and 0.93% respectively. This commitment can be changed at any time following consultation with the board of directors.

/8/ Certain expenses of the VIF-Small Company Growth Fund are being absorbed voluntarily by INVESCO Funds Group, Inc. pursuant to a commitment to the Fund. After absorption, the VIF-Small Company Growth Fund's "Other Expenses" and "Total Portfolio Expenses" were 1.12% and 1.87% respectively. This commitment can be changed at any time following consultation with the board of directors.

/9/ Neuberger Berman Advisers Management Trust (the "Trust") is divided into portfolios ("Portfolios"), each of which invests all of its net investable assets in a corresponding series ("Series") of Advisers Managers Trust. The figures reported under "Investment Management and Administration Fees" include the aggregate of the administration fees paid by the Portfolio and the management fees paid by its corresponding Series. Similarly, the "Other Expenses" includes all other expenses of the Portfolio and its corresponding Series. See "Expenses" in the Trust's Prospectus. Expenses may reflect expense reimbursement. NBMI has undertaken to reimburse certain operating expenses, including compensation of NBMI and excluding taxes, interest, extraordinary expense, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Portfolios' average daily net asset value. These expense reimbursement policies are subject to termination upon 60 days written notice to the Portfolios.

/10/ Van Eck Associates Corporation (the "Advisor") absorbed expenses exceeding 1.50% of the Fund's average daily net assets. Due to this arrangement, the actual expenses incurred were "Total Portfolio Expenses" of 1.50%. The Adviser has voluntarily agreed to limit the Worldwide Emerging Markets Fund's total annual operating expenses to 1.30% of the Fund's average daily net assets.

/11/ Van Eck Associates Corporation (the "Advisor") waived its management fees and assumed certain expenses for the period January 1, 1998 to February 28, 1998. The Advisor also assumed expenses exceeding 1.00% of the Fund's average daily net assets for the period March 1,1998 to December 31, 1998. The Fund's expenses were also reduced by a fee arrangement based on cash balances left on deposit with the custodian and a directed brokerage arrangement where the fund directs certain portfolio trades to a broker that, in turn, pays a portion of the Fund's expenses. Due to this arrangement the actual expenses incurred were "Investment Management Fees" of 0.00%, "Other Expenses" of 0.89% and "Total Portfolio Expenses" of 0.89%.

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Corporate Benefits Variable Universal Life 9

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VARIABLE DIVISION

If you invest in any of the following variable investment options, depending on market conditions, you may make or lose money. These variable investment options are described in the prospectuses for the underlying investment portfolios. SEE OBJECTIVES OF THE INVESTMENT PORTFOLIOS, PAGE 14.

AIM VARIABLE INSURANCE FUNDS
AIM V.I. Capital Appreciation Fund
AIM V.I. Government Securities Fund

THE ALGER AMERICAN FUND
Alger American Growth Portfolio
Alger American MidCap Growth Portfolio
Alger American Small Capitalization Portfolio

FIDELITY VARIABLE INSURANCE PRODUCTS FUND & VARIABLE INSURANCE PRODUCTS FUND II VIP Growth Portfolio
VIP Overseas Portfolio
VIP II Index 500 Portfolio

GCG TRUST
Equity Income Portfolio
Growth Portfolio
Hard Assets Portfolio
Limited Maturity Bond Portfolio
Liquid Asset Portfolio
Mid-Cap Growth Portfolio
Research Portfolio
Total Return Portfolio

INVESCO VARIABLE INVESTMENT FUNDS, INC.
INVESCO VIF-Equity Income Fund
INVESCO VIF-High Yield Fund
INVESCO VIF-Small Company Growth Fund

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Neuberger Berman AMT Partners Portfolio

VAN ECK WORLDWIDE INSURANCE TRUST
Van Eck Worldwide Bond Fund
Van Eck Worldwide Emerging Markets Fund
Van Eck Worldwide Real Estate Fund


POLICY VALUES

Your account value is the amount you have in the guaranteed interest division, plus the amount you have in each variable investment option. If you have an outstanding policy loan, your account value includes the amount in the loan division. The loan division is part of our general account specifically designed to hold money used as collateral for loans and loan interest. The general account contains all of our assets other than those held in the variable account, or our other separate accounts.

Your account value reflects:
     o   net premiums;
     o   deductions for charges;
     o the investment performance of the amounts you have in the variable investment options;
     o interest earned on the amount you have in the guaranteed interest division;
     o   interest earned on the amount you have in the loan division; and
     o   partial withdrawals.

We subtract charges and partial withdrawals you take from your account value. You make a partial withdrawal when you withdraw part of your net account value. Partial withdrawals may reduce the amount of base death benefit.

Your net account value is equal to the account value minus the amount of your outstanding policy loans and accrued loan interest, if any. Your surrender value is the same as your net account value.

YOUR ACCOUNT VALUE IN THE VARIABLE DIVISION

Accumulation units are the way we measure value in the variable division. Accumulation unit value is the value of a unit of a variable investment option on the valuation date. Each variable investment option has a different accumulation unit value. SEE DETERMINING THE VALUE IN THE VARIABLE DIVISION, PAGE 28.

On each valuation date, we determine the accumulation unit values. The accumulation unit value for each variable investment option reflects the investment performance of the underlying investment portfolio during the valuation period. The valuation period is the time beginning at 4:00 p.m. Eastern time on a valuation date and ending at 4:00 p.m. Eastern time on the next valuation date. Each accumulation unit value reflects asset-based charges under the policy, and the expenses of the investment portfolios. SEE HOW WE CALCULATE ACCUMULATION UNIT VALUES FOR EACH DIVISION, PAGE 29.

The valuation date is each date for which the net asset value of the investment portfolio shares and

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Corporate Benefits Variable Universal Life 10

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unit values of the variable investment options are determined. Valuation dates are each day the New York Stock Exchange and the company's customer service center are open for business and a corresponding investment portfolio values its shares, or as required by law.


TRANSFERS OF ACCOUNT VALUE

You may make up to twelve free transfers among the variable investment options or to the guaranteed interest division per policy year. We may charge $10 for each transfer over twelve you make in a policy year. This charge does not apply to automatic rebalancing or dollar cost averaging transfers. There are restrictions on transfers from the guaranteed interest division. SEE TRANSFERS OF ACCOUNT VALUE, PAGE 30.


SPECIAL POLICY FEATURES

DOLLAR COST AVERAGING

Dollar cost averaging is a systematic plan of transferring account values to selected variable investment options. It is intended to protect your policy's value from short-term price fluctuations. However, dollar cost averaging does not assure a profit, nor does it protect against a loss in a declining market. Dollar cost averaging is free. SEE DOLLAR COST AVERAGING, PAGE 30.

AUTOMATIC REBALANCING

Automatic rebalancing periodically reallocates your net account value among the investment options to maintain your specified distribution of account value among those investment options. Automatic rebalancing is free. See Automatic Rebalancing, page 31.

LOANS

You may take loans against your policy's net account value. We charge an annual loan interest rate of 3.25%. We credit an annual interest rate of 3% on amounts held in the loan division as collateral for your loan. SEE POLICY LOANS, PAGE 32.

Partial Withdrawals

You may withdraw part of your net account value any time after your first policy year. You may make only one partial withdrawal per policy year. Partial withdrawals may reduce the death benefit and will reduce your account value. SEE PARTIAL WITHDRAWALS, PAGE 33.


POLICY MODIFICATION, TERMINATION AND CONTINUATION FEATURES

RIGHT TO EXCHANGE POLICY

For 24 months after the policy date you can exchange your policy for a guaranteed policy, unless state law requires differently. The right to exchange your policy is free. SEE RIGHT TO EXCHANGE POLICY, PAGE 27.

SURRENDER

You may surrender your policy at any time while the insured person is living.

We calculate your surrender value on the valuation date we receive your request and policy at our customer service center. All insurance coverage ends on the date we receive your request. You must return your policy or a lost policy form to us. SEE SURRENDER, PAGE 35.

LAPSE

In general, insurance coverage continues as long as your policy's net account value is enough to pay the monthly deductions. SEE LAPSE, PAGE 34.

REINSTATEMENT

You may reinstate your policy and its riders within five years of its lapse if you still own the policy and the insured person is still living.

You will need to give proof that the insured person continues to be insurable. You will also need to pay required reinstatement premiums.

We will reinstate any policy loans existing when coverage ended, with accrued loan interest to the date of the lapse. SEE REINSTATEMENT, PAGE 35.

POLICY MATURITY

If the insured person is still living on the maturity date or the policy anniversary nearest the date when the insured person reaches age 100 and you do not

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Corporate Benefits Variable Universal Life 11

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choose continuation of coverage, you must surrender your policy and we will pay the net account value. Your policy then ends. SEE POLICY MATURITY, PAGE 28.

CONTINUATION OF COVERAGE

If the insured person is still living at age 100, you may either surrender your policy or choose the continuation of coverage feature. If the continuation of coverage feature becomes effective, we will deduct a one-time administrative fee of $200 and keep your policy in force. SEE CONTINUATION OF COVERAGE, PAGE 28.


DEATH BENEFITS

At the insured person's death, we pay death proceeds to the beneficiary(ies) if your policy is still in force. The beneficiary(ies) is(are) the person or people you name to receive the death proceeds. The death proceeds equal the base death benefit plus amounts payable by rider, minus the amount of any outstanding policy loan on your policy and accrued loan interest. Based on the death benefit option you have chosen, the base death benefit varies.

The base death benefit does not include any adjustable term insurance rider you may have on your policy. The target death benefit includes any adjustable term insurance rider you may have on your policy plus your base death benefit. The total death benefit is at least equal to or greater than your target death benefit. The death benefit at issue may vary from the stated death benefit plus adjustable term insurance coverage for some 1035 exchanges.

There is no minimum stated death benefit to issue a policy. Generally, there is a minimum target death benefit of $50,000 per policy. SEE DEATH BENEFITS, PAGE 22.

You may change your stated death benefit amount while your policy is in force, subject to certain restrictions. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 25.


TAX CONSIDERATIONS

Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. See Tax Status of the Policy, page 47.

Assuming the policy qualifies as a life insurance contract, under current federal income tax law, your account value earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:
     o   partial withdrawals;
     o   surrender; or
     o   lapse.

In addition to the events listed above, if your policy is a modified endowment contract, loans against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well. SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 48.

You should consult a qualified legal or tax adviser before you purchase your policy.


INFORMATION ABOUT SECURITY LIFE, THE SEPARATE ACCOUNT, THE INVESTMENT OPTIONS AND THE GUARANTEED INTEREST DIVISION


SECURITY LIFE OF DENVER INSURANCE COMPANY

Security Life of Denver Insurance Company ("Security Life") is a stock life insurance company organized under the laws of the State of Colorado in 1929. Our headquarters are located at 1290 Broadway, Denver, Colorado 80203-5699. We are admitted to do business in the District of Columbia and all states except New York. At the close of 1998, the company and its consolidated subsidiaries had over $174.3 billion of life insurance in force. As of December 31, 1998, our total assets were over $10.0 billion, and our shareholder's equity was over $926 million.

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Corporate Benefits Variable Universal Life 12

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We have a complete line of life insurance products, including:
     o   annuities;
     o   individual life;
     o   group life;
     o   pension products; and
     o   market life reinsurance.

Security Life is a wholly owned indirect subsidiary of ING Groep, N.V. ("ING"). ING is one of the world's three largest diversified financial services organizations. ING is headquartered in Amsterdam, The Netherlands. It has consolidated assets over $461.8 billion on a Dutch (modified U.S.) generally accepted accounting principles basis, as of December 31, 1998.

The principal underwriter and distributor for our policies is ING America Equities, Inc. ING America Equities is a stock corporation organized under the laws of the State of Colorado in 1993. It is a wholly owned subsidiary of Security Life and is a registered broker-dealer with the SEC and the NASD. ING America Equities, Inc. is located at 1290 Broadway, Denver, Colorado 80203-5699.


YEAR 2000 PREPAREDNESS

Security Life of Denver Insurance Company is aware of the computer problems that may exist surrounding the Year 2000. Our senior management is committed to ensuring that information processing and delivery systems will be Year 2000 compliant before December 31, 1999.

Our project team implemented the Year 2000 project plan which included the analysis, remediation and testing of our in-house source code. We followed our normal project management methodology, including communication with senior management on a monthly and as-needed basis and we allocated sufficient funds to ensure Year 2000 processing capabilities. On June 28, 1999, the analysis, remediation and system testing phases of the plan were completed. We will continue to do precautionary testing throughout 1999.

Security Life has developed a contingency plan with established manual procedures that we believe will allow us to continue to do business in the event our systems do not perform as expected. However, there is no assurance Security Life's efforts will be successful, or that interaction with other service providers will not impact our services.


SECURITY LIFE SEPARATE ACCOUNT L1

SEPARATE ACCOUNT STRUCTURE

We established Security Life Separate Account L1 (the "separate account") on November 3, 1993, under Colorado's insurance law. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940. The SEC does not supervise our management of the separate account or Security Life.

The variable account is a separate investment account. We keep the separate account assets separate from our general account and other separate accounts. It is used to support our variable life insurance policies and for other purposes allowed by law and regulation. We may offer other variable life insurance contracts with different benefits and charges that invest in the variable account. We do not discuss these contracts in this prospectus. The variable account may invest in other securities not available for the policy described in this prospectus. The general account contains all of our assets other than those held in the separate account or other separate accounts.

The company owns all the assets in the separate account. We credit gains to or charge losses against the separate account without regard to performance of other investment accounts.

ORDER OF SEPARATE ACCOUNT LIABILITIES

State law provides that we may not charge general account liabilities against separate account assets equal to its reserves and other liabilities. This means that in the event we were ever to become insolvent, the separate account assets will be used first to pay separate account policy claims. Only if assets remain in the separate account after these claims have been satisfied can these assets be used to pay other policy owners and our creditors.

The separate account may have liabilities from assets credited to other variable life policies offered by the separate account. If the assets of the separate account are greater than required reserves and policy liabilities, we may transfer the excess to our general account.

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Corporate Benefits Variable Universal Life 13

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VARIABLE INVESTMENT OPTIONS

The separate account has several divisions. Each variable investment option invests in shares of a matching investment portfolio. Each investment portfolio has its own investment objective. This means that the investment performance of a policy depends on the performance of the investment portfolios you choose. These investment portfolios are not available directly to individual investors. They are available only as the underlying investments for variable annuity and variable life insurance contracts and certain pension accounts.

INVESTMENT PORTFOLIOS

Each of the investment portfolios is a separate series of an open-end management investment company. The investment company receives investment advice from a registered investment adviser who, other than the GCG Trust, is not associated with us.

Currently, some variable investment options invest in a portfolio of the GCG Trust. Directed Services, Inc. ("DSI") serves as the manager to each portfolio of the GCG Trust. The GCG Trust and DSI have retained several portfolio managers to manage the assets of each portfolio of the GCG Trust.

The investment portfolios sell shares to separate accounts of insurance companies. These insurance companies may or may not be affiliated with us. This is known as "shared funding." Investment portfolios may sell shares as the underlying investment for both variable annuity and variable life insurance contracts. This process is known as "mixed funding."

The investment portfolios may sell shares to certain qualified pension and retirement plans that qualify under Section 401 of the Internal Revenue Code ("IRC"). As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans, or their participants.

If there is a material conflict, we will consider what should be done, including removing the investment portfolio from the separate account. There are certain risks with mixed and shared funding, and with selling shares to qualified pension and retirement plans. See the investment portfolios' prospectuses.

OBJECTIVES OF THE INVESTMENT PORTFOLIOS

Each investment portfolio has a different investment objective that it tries to achieve by following its own investment strategy. The objectives and policies of each investment portfolio affect its return and its risks. With this prospectus, you must receive the current prospectus for each investment portfolio. We summarize the investment objectives for each investment portfolio here. You should read each investment portfolio prospectus.

Certain investment portfolios offered under this policy have investment objectives and policies similar to other funds managed by the portfolio's investment adviser. The investment results of a portfolio may be higher or lower than those of other funds managed by the same adviser. There is no assurance, and no representation is made, that the investment results of any investment portfolio will be comparable to those of another fund managed by the same investment adviser.

Some investment portfolio advisers (or their affiliates) may pay us compensation for servicing, administration or other expenses. Currently, these advisers include AIM Advisors, Inc.; Fidelity Management & Research Company; Fred Alger Management, Inc.; Directed Services, Inc.; INVESCO Funds Group, Inc.; and Van Eck Associates Corporation. The amount of compensation is usually based on the aggregate assets of the investment portfolio from contracts that we issue or administer. Some advisers may pay us more than others.

AIM VARIABLE INSURANCE FUNDS, INC.

AIM Variable Insurance Funds, Inc. is a registered, open-end, series, management investment company. A I M Advisors, Inc., ("AIM") serves as each fund's investment adviser. AIM has acted as an investment adviser since its organization in 1976. Today, AIM, together with its subsidiaries, advises or manages over 110 investment portfolios encompassing a broad range of investment objectives.

AIM V.I. Capital Appreciation Fund -- seeks growth of capital through investment in common stocks, with emphasis on medium- and small-sized growth companies.

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Corporate Benefits Variable Universal Life 14

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AIM V.I. Government Securities Fund -- seeks to achieve high current income consistent with reasonable concern for safety of principal by investing in debt securities issued, guaranteed or otherwise backed by the United States Government.

THE ALGER AMERICAN FUND

The Alger American Fund is a registered investment company organized on April 6, 1988. It is a multi-series Massachusetts business trust. The Fund's investment manager is Fred Alger Management, Inc., which has provided investment advisory services since 1964.

Alger American Growth Portfolio -- seeks long-term capital appreciation.

     The portfolio focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.

Alger American MidCap Growth Portfolio -- seeks long-term capital appreciation.

     The portfolio focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in equity securities of companies having a market capitalization within the range of companies in the S&P(R) MidCap 400 Index.

Alger American Small Capitalization Portfolio -- seeks long-term capital appreciation.

     The portfolio focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell(R) 2000 Growth Index or the S&P(R) SmallCap 600 Index.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND AND VARIABLE INSURANCE PRODUCTS FUND
II

Fidelity Variable Insurance Products Fund ("VIP" established November 13,
1981) and Variable Insurance Products Fund II ("VIP II" established March 21,
1988) are open-end, diversified, management investment companies. These funds are organized as Massachusetts business trusts.

Fidelity Management & Research Company ("FMR") manages and provides investment and other services to the funds named here. However, Bankers Trust Company also provides sub-advisory services for VIP II Index 500 Portfolio. FMR is the management arm of Fidelity Investments(R), which was established in 1946, and is one of America's largest mutual fund managers.

VIP Growth Portfolio -- seeks capital appreciation.

     FMR's principal investment strategies include:
         o    Investing primarily in common stocks.
         o Investing in companies that it believes have above-average growth potential (stocks of these companies are often called "growth" stocks).
         o    Investing in domestic and foreign issuers.
         o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

VIP  Overseas Portfolio -- seeks long-term growth of capital.

     FMR's principal investment strategies include:
         o    Investing at least 65% of total assets in foreign securities.
         o    Investing primarily in common stocks.
         o    Allocating investments across countries
              and regions considering the size of the market in each country and region relative to the size of the international market as a whole.
         o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

VIP II Index 500 Portfolio -- seeks investment results that correspond to the total return of common stocks publicly traded in the United States as represented by the S&P(R) 500.

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Corporate Benefits Variable Universal Life 15

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     Bankers Trust Company (BT)'s principal investment strategies include:
         o Investing at least 80% of assets in common stocks included in the S&P(R) 500.
         o    Lending securities to earn income for the fund.

GCG TRUST

The GCG Trust is an open-end management investment company whose shares are available to separate accounts funding variable insurance contracts offered by the company's affiliates, Golden American Life Insurance Company, First Golden Life Insurance Company of New York and Equitable Life Insurance Company of Iowa. The GCG Trust also sells its shares to separate accounts of other insurance companies not affiliated with Security Life. Pending Securities and Exchange Commission approval, shares of the GCG Trust may also be sold to certain qualified pension and retirement plans.

Currently, some variable investment options invest in a portfolio of the GCG Trust. Directed Services, Inc. ("DSI"), an affiliate, serves as the manager to each portfolio of the GCG Trust. The GCG Trust and DSI have retained several portfolio managers to manage the assets of each portfolio of the GCG Trust. DSI also serves as the distributor to the GCG Trust.

The following variable investment options invest in designated portfolios of the GCG Trust:

Equity Income Portfolio -- seeks substantial dividend income as well as long-term growth of capital. Invests primarily in common stocks of well-established companies paying above-average dividends. Sub-advised by T.
     Rowe Price Associates, Inc.

Growth Portfolio -- seeks capital appreciation. Invests primarily in common stocks of growth companies that have favorable relationships between price/earnings ratios and growth rates in sectors offering the potential for above-average returns. Sub-advised by Janus Capital Corporation.

Hard Assets Portfolio -- seeks long-term capital appreciation. Invests primarily in hard asset securities. Hard asset companies produce a commodity which the portfolio manager is able to price on a daily or weekly basis. Sub-advised by Baring International Investment Limited (an affiliate).

Limited Maturity Bond Portfolio -- seeks highest current income consistent with low risk to principal and liquidity. Also seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. Invests primarily in diversified limited maturity debt securities with average maturity dates of five years or shorter and in no cases more than seven years. Sub-advised by ING Investment Management, LLC (an affiliate).

Liquid Asset Portfolio -- seeks high level of current income consistent with the preservation of capital and liquidity. Invests primarily in obligations of the U.S. Government and its agencies and instrumentalities, bank obligations, commercial paper and short-term corporate debt securities. All securities will mature in less than one year. Sub-advised by ING Investment Management, LLC (an affiliate).

Mid-Cap Growth Portfolio -- seeks long-term growth of capital. Invests primarily in equity securities of companies with medium market capitalization which the portfolio manager believes have above-average growth potential. Sub-advised by Massachusetts Financial Services Company.

Research Portfolio -- seeks long-term growth of capital and future income.
     Invests primarily in common stocks or securities convertible into common stocks of companies believed to have better than average prospects for long-term growth. Sub-advised by Massachusetts Financial Services Company.

Total Return Portfolio -- seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Invests primarily in a combination of equity and fixed income securities. Sub-advised by Massachusetts Financial Services Company.

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INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESCO Variable Investment Funds, Inc. is a registered, open-end management investment company. It was organized as a Maryland corporation on August 19, 1993. It is currently made up of ten diversified investment portfolios.
Five of these investment portfolios are described here.

INVESCO Funds Group, Inc. is the Funds'
investment adviser. As the adviser, it is mostly responsible for providing the portfolios with investment management, various administrative services, and supervising the Fund's daily business affairs.

INVESCO Capital Management, Inc. sub-advises the Total Return Fund. "VIF" refers to INVESCO
Variable Investment Fund.  INVESCO Distributors,
Inc. ("IDI"), provides distribution services for the INVESCO Variable Investment Funds, Inc.

INVESCO VIF-Equity Income Fund (Formerly, INVESCO VIF-Industrial Income
     Portfolio) -- seeks high current income, with growth of capital as a secondary objective.

     The fund normally invests at least 65% of its assets in dividend-paying common and preferred stocks, although in recent years that percentage has been somewhat higher. Stocks held by the fund generally are expected to produce a relatively high level of income and a consistent, stable return. Although it focuses on the stocks of larger companies with a strong record of paying dividends, the fund also may invest in companies that have not paid regular dividends. The fund's equity investments are limited to stocks that can be traded easily in the United States; it may, however, invest in foreign securities in the form of American Depository Receipts (ADRs).

     The rest of the fund's assets are invested in debt securities, generally corporate bonds that are rated investment grade or better. The fund also may invest up to 15% of its assets in lower-grade debt securities commonly known as "junk bonds", which generally offer higher interest rates, but are riskier investments than investment grade securities.

INVESCO VIF-High Yield Fund -- seeks to provide a high level of current income.

     It invests substantially all of its assets in lower-rated debt securities, commonly called "junk bonds," and preferred stock, including securities issued by foreign companies. Although these securities carry with them higher risks, they generally provide higher yields-- and therefore higher income--than higher-rated debt securities.

INVESCO VIF-Small Company Growth Fund --seeks investment growth over the long term.

     The fund normally invests at least 80% of its assets in equity securities of companies with market capitalizations of $1 billion or less. INVESCO uses a bottom-up investment approach to the fund's investment portfolio, focusing on companies that are in the developing stages of their life cycles. Using this approach, INVESCO tries to identify companies that it believes are undervalued in the marketplace, have earnings which may be expected to grow faster than the U.S. economy in general, and/or offer the potential for accelerated earnings growth due to rapid growth of sales, new products, management changes, or structural changes in the economy. The prices of securities issued by these small companies tend to rise and fall more rapidly than those of more established companies.

     The remainder of the fund's assets can be invested in a wide range of securities that may or may not be issued by small companies. In addition to equity securities, the fund can invest in foreign securities and debt securities, including so-called "junk bonds."

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST

Neuberger Berman Advisers Management Trust (the "Trust,") is a registered, open-end management investment company. It was organized as a Delaware business trust on May 23, 1994. The Trust is made up of separate portfolios ("Portfolios"), each of which invests all of its net investable assets in a matching series ("Series") of Advisers Managers Trust ("Managers Trust"). Managers Trust is a diversified, open-end management investment company organized as a New York common law trust on May 24, 1994.

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This master feeder structure is different from that of many other investment companies which directly purchase and manage their own securities portfolios. Neuberger Berman Management Incorporated acts as investment manager to Managers Trust. Neuberger Berman, LLC is the sub-adviser.

The investments for the Portfolio are managed by the same portfolio manager(s) who manage one or more other mutual funds that have similar names, investment objectives and investment styles as the Portfolio. You should be aware that the Portfolio is likely to differ from the other mutual funds in size, cash flow pattern and tax matters. Accordingly, the holdings and performance of the Portfolio can be expected to vary from those of the other mutual funds.

Shares of the separate Portfolios of Neuberger Berman Advisers Management Trust are sold only through the currently effective prospectus and are not available to the general public. Shares of the AMT Portfolios may be purchased only by life insurance companies to be used with their separate accounts which fund variable annuity and variable life insurance policies.

Neuberger Berman Partners Portfolio -- seeks growth of capital. The Portfolio invests mainly in common stocks of mid-to large-capitalization companies.

     Its investment program seeks securities believed to be undervalued based on strong fundamentals, including low price to earnings ratio, consistent cash flow, and the company's track record through all points of the market cycle.

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987. On April 12, 1995, Van Eck Investment Trust changed its name to Van Eck Worldwide Insurance Trust. Van Eck Associates Corporation serves as investment adviser and manager to the funds.

Van Eck Worldwide Bond Fund -- seeks high total return--income plus capital appreciation--by investing globally, primarily in a variety of debt securities.

Van Eck Worldwide Emerging Markets Fund --seeks long term capital appreciation by investing in equity securities in emerging markets around the world.

Van Eck Worldwide Real Estate Fund -- seeks high total return by investing in equity securities of companies that own significant real estate or principally do business in real estate.


THE GUARANTEED INTEREST DIVISION

You may allocate all or a part of the net premiums and transfers of your net account value into the guaranteed interest division. The guaranteed interest division is part of our general account which guarantees principal. It pays interest at a fixed rate that we declare.

The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the guaranteed interest division under the Securities Act of 1933. Also, we have not registered the guaranteed interest division or the general account as an investment company under the Investment Company Act of 1940 (because of exemptive and exclusionary provisions). This means that the general account, the guaranteed interest division and its interests are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures included in this prospectus relating to the general account and the guaranteed interest division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made in this prospectus.

The amount you have in the guaranteed interest division is the sum of net premiums you allocate to that division, plus transfers you made to the guaranteed interest division, plus interest earned.

Amounts you transfer out of or withdraw from the guaranteed interest division reduce this amount. It is also reduced by deductions for charges from your account value allocated to the guaranteed interest division.

We declare the interest rate that applies to all amounts in the guaranteed interest division. These

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Corporate Benefits Variable Universal Life 18

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interest rates are never less than the minimum guaranteed interest rate of 3%
and will be in effect for periods of at least twelve months. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the guaranteed interest division on a daily basis. We pay interest regardless of the actual investment performance of our account. We bear all of the investment risk for the guaranteed interest division.


MAXIMUM NUMBER OF INVESTMENT OPTIONS

You may invest in a total of eighteen investment options over the lifetime of your policy. Investment options include the variable and the guaranteed interest divisions, but not the loan division.

As an example, if you have had funds in seventeen variable investment options and the guaranteed interest division (or eighteen variable investment options), these are the only investment options to which you may later add or transfer funds. You may want to use fewer investment options in the early years of your policy, so that you can invest in other investment options in the future. If you invest in eighteen variable investment options, you will not be able to invest in the guaranteed interest division.


DETAILED INFORMATION ABOUT THE CORPORATE BENEFITS VARIABLE UNIVERSAL LIFE POLICY

This prospectus describes our standard Corporate Benefits variable universal life insurance policy. There may be differences in the policy because of state requirements where we issue your policy. We will describe any such differences in your policy.

The illustrations beginning on page 53, 55, 57, 59, 61, 63 are to show how the policies work.


APPLYING FOR A POLICY

You purchase this variable universal life policy by submitting an application to us. On the policy date, the insured person must be no less than 15 years of age and no older than age 85. The insured person is the person on whose life we issue a policy and upon whose death we pay death proceeds. Age is the insured person's age on the birthday nearest the policy date plus the number of completed policy years since the policy date.

We may back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.

This Corporate Benefits variable universal life policy is available to owners of certain other variable universal life policies issued by the company within a certain time frame. Policyowners may exchange into this Corporate Benefits variable universal life policy with a waiver or reduction of certain fees on both the exchanged policy and this policy. See your agent or registered representative for more information or assistance.

POLICY ISSUANCE

Before we issue a policy or apply your net premium to your policy, we require satisfactory evidence of insurability of the insured person and payment of your initial premium. This evidence may include completion of all underwriting and issue requirements.

The investment date is the first date we apply your net premium payments to your policy. Your initial premium is the premium we must receive before coverage can begin. The initial premium is the first premium we receive and apply to your policy. It must be equal to at least the sum of the scheduled premiums which are due from your policy date through your investment date.

This policy is available only to groups of ten or more insured people. Generally, we require a minimum total group first year premium of at least $250,000. However depending on underwriting circumstances, we may reduce the minimum total group first year premium in some cases. We generally require a minimum target death benefit of $50,000 per policy. We may reduce the minimum target death benefit if the average target death benefit at policy issuance for the group or sponsored arrangement is at least $50,000. Our underwriting and reinsurance procedures in effect at the time you apply limit the maximum stated and target death benefit.

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Corporate Benefits Variable Universal Life 19

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The policy date as shown on your policy schedule determines:
     o   monthly processing dates;
     o   policy months;
     o   policy years; and
     o   policy anniversaries.

It is not affected by the date you receive the policy. The policy date may be different from the date we receive your first premium payment. If the policy date is earlier, we charge monthly deductions from the policy date. The policy date is:
     o   the date you designate on your application, subject to our approval; or
     o the back-date of the policy to save age, if we permit this for your policy.

If there is no designated date or back-date, the policy date is the date all underwriting and administrative requirements have been met if we have received your initial premium before we issue your policy.

DEFINITION OF LIFE INSURANCE

The federal income tax definition of life insurance is the cash value accumulation test. SEE TAX STATUS OF THE POLICY, PAGE 47.


TEMPORARY INSURANCE

If you apply and qualify, we may issue temporary insurance in an amount equal to the face amount of insurance for which you applied. The maximum amount of temporary insurance for binding limited life insurance coverage is $3 million, which includes any in force coverage with us. This temporary insurance is in force as long as you meet all requirements.

Coverage begins when:

     1. you have completed and signed our binding limited life insurance coverage form;

     2. we receive and accept a premium payment of at least your scheduled premium (selected on your application); and

     3. part I of the application is completed.

Binding limited life insurance coverage ends on the earliest of:
     o   the date we return your premiums;
     o five days after we mail notice of termination to the address on your application;
     o   the date your policy coverage starts;
     o   the date we refuse to issue you a policy based on your application; or
     o 90 days after you sign our binding limited life insurance coverage form.

There is no death benefit under the temporary insurance agreement if:
     o there is a material misrepresentation in your answers on the binding limited life insurance coverage form;
     o there is a material misrepresentation in statements on your application;
     o the person or persons intended to be the insured people die by suicide or self- inflicted injury; or
     o   the bank does not honor your premium check.


PREMIUMS

You may choose the amount and frequency of premium payments, within limits.

SCHEDULED PREMIUMS

Your premiums are flexible. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. THIS AMOUNT MAY OR MAY NOT BE ENOUGH TO KEEP YOUR POLICY IN FORCE. You may receive premium reminder notices for the scheduled premium on a monthly, quarterly, semiannual, or annual basis. You are not required to pay the scheduled premium.

Alternatively, you may choose to pay your premium by electronic funds transfer each month. This option is not available for your initial premium. The financial institution that makes your electronic funds transfer may charge for this service.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

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Corporate Benefits Variable Universal Life 20

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UNSCHEDULED PREMIUM PAYMENTS

Generally speaking, you may make unscheduled premium payments at any time, however:

     1. We may limit the amount of your unscheduled premium payments that would result in an increase in the base death benefit amount required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable at the time that you make the unscheduled premium payment if the death benefit is increased due to your unscheduled premium payments.

     2. We may require proof that the insured person is insurable if your unscheduled premium payment will cause the net amount at risk to increase; and

     3. We will return premium payments which are greater than the "seven-pay" limit for your policy if your payment would cause your policy to become a modified endowment contract, unless you send us notice acknowledging the new modified endowment contract status for your policy.

SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 48 AND CHANGES TO COMPLY WITH THE LAW, PAGE 49.

If you have an outstanding policy loan and you make an unscheduled payment, we will consider this payment a loan repayment, unless you tell us otherwise. If your payment is a loan repayment, we do not take out tax or sales charges.

TARGET PREMIUM

Target premiums are not based on the scheduled premium. Target premiums are actuarially determined based on the age, sex and premium class of the insured person. The target premium for your policy and any segments added since the policy date are listed in the schedule we will provide to you. SEE PREMIUMS, PAGE 20.

ALLOCATION OF NET PREMIUMS

The net premium is the balance remaining after we take tax and sales charges (excluding the deferred sales charge) from your premium payment. We add the net premium to your account value according to your instructions.

We apply the initial net premium to your policy after:
     a) we receive the amount of premium required for your insurance coverage to begin;
     b) all issue requirements have been met and received by our customer service center;
     c) we approve your policy application; and d) your policy is issued.

All amounts you designated for the guaranteed interest division will be allocated to that division. If your state requires return of your premium during the free look period we invest amounts you have designated for the variable investment option into the Liquid Asset Money Market Portfolio until 15 days after we issue your policy (deemed delivery time, plus a typical free look period which varies by state). If your state provides for return of account value during the free look period we invest amounts you designated for the variable investment options directly into your selected variable investment options. SEE FREE LOOK PERIOD OR RIGHT TO EXAMINE POLICY PERIOD, PAGE 35.

We allocate premium payments received after we apply your initial net premium payment to your policy on the valuation date of receipt. We always use your most recent premium allocation instructions. Your instructions must specify percentages that are whole numbers totaling 100%.

You may invest in a maximum of eighteen investment options over the lifetime of your policy. SEE MAXIMUM NUMBER OF INVESTMENT DIVISIONS, PAGE 19.

You may make five free premium allocation changes per year. After the five free premium allocation changes, we may charge you $25 for each additional allocation change per policy year. The $25 fee is withdrawn from each investment division pro rata to the amount in each division.


PREMIUM PAYMENTS AFFECT YOUR COVERAGE

Your coverage lasts only as long as your net account value is enough to pay the monthly and annual charges and your account value is more than your

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Corporate Benefits Variable Universal Life 21

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outstanding policy loan plus accrued loan interest. If these conditions are no longer met, your policy will enter the 61-day grace period and you must make a premium payment to avoid lapse. SEE LAPSE, PAGE 34, AND GRACE PERIOD, PAGE 34.

MODIFIED ENDOWMENT CONTRACTS

There are special federal income tax rules for distributions from certain life insurance policies known as "modified endowment contracts." These rules apply to distributions such as policy loans, surrenders, and partial withdrawals.

Whether or not these rules apply depends upon whether or not the premiums you paid are greater than the "seven-pay" limit. SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 48.

If we find that your scheduled premium causes your policy to be a modified endowment contract on your policy date, we will require you to acknowledge that you know the policy is a modified endowment contract. We will issue your policy based on the scheduled premium you selected. If you do not want your policy to be issued as a modified endowment contract, you may reduce your scheduled premium to a level which does not cause your policy to be a modified endowment contract. We will then issue your policy based on the revised scheduled premium.


DEATH BENEFITS

You can decide the amount of insurance you need, now and in the future. You can combine the long-term advantages of permanent life insurance base coverage with the flexibility and short-term advantages of term life insurance. Both permanent and term life insurance are available under your one policy.

When we issue your policy, we base the initial insurance coverage on the instructions in your application. The initial death benefit is the stated death benefit amount. You can add an adjustable term insurance rider for additional insurance coverage.

Death benefits are valued as of the date of death of the insured person. The stated death benefit is the permanent element of your policy. The adjustable term insurance rider is the term insurance element of your policy.

The adjustable term insurance rider acts as a bridge. It provides term insurance coverage which automatically adjusts to fill the gap between your total death benefit and your base death benefit depending on which death benefit option you choose. Generally, your target death benefit may be no less than $50,000 to issue your policy.

It may be to your economic advantage to include part of your insurance coverage under the adjustable term insurance rider. Both the cost of insurance under the adjustable term insurance rider and the cost of insurance for the base death benefit are deducted monthly from your account value and generally increase with the age of the insured person. Use of the adjustable term insurance rider may reduce sales compensation. SEE ADJUSTABLE TERM INSURANCE RIDER, PAGE 26.








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Corporate Benefits Variable Universal Life 22

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                              DEATH BENEFIT SUMMARY

THIS CHART ASSUMES NO DEATH BENEFIT OPTION CHANGES, INCREASES OR DECREASES IN STATED OR TARGET DEATH BENEFIT AND THAT PARTIAL WITHDRAWALS ARE LESS THAN THE PREMIUM PAID.


                         OPTION 1                              OPTION 2                                OPTION 3
==============   ====================================   ====================================   ====================================
STATED           The amount of policy death             The amount of policy death             The amount of policy death
DEATH            benefit at issue, not including        benefit at issue, not including        benefit at issue, not including
BENEFIT          rider coverage.  This amount           rider coverage.  This amount           rider coverage.  This amount
                 stays level throughout the life of     stays level throughout the life of     stays level throughout the life of
                 the contract.                          the contract.                          the contract.

BASE DEATH       The greater of the stated death        The greater of the stated death        The greater of the stated death
BENEFIT          benefit or the account value           benefit plus the account value,        benefit plus the sum of all
                 multiplied by the death benefit        or the account value multiplied        premiums you have paid minus
                 corridor factor.                       by the death benefit corridor          partial withdrawals you have
                                                        factor.                                taken, or the account value
                                                                                               multiplied by the death benefit
                                                                                               corridor factor.

TARGET           Stated death benefit plus              Stated death benefit plus              Stated death benefit plus
DEATH            adjustable term insurance rider        adjustable term insurance rider        adjustable term insurance rider
BENEFIT          benefit.  This amount remains          benefit.  This amount remains          benefit.  This amount remains
                 level throughout the life of the       level throughout the life of the       level throughout the life of the
                 policy.                                policy.                                policy.

TOTAL DEATH      This is the total death proceeds.      This is the total death proceeds.      This is the total death proceeds.
BENEFIT          It is the greater of the target        It is the greater of the target        It is the greater of the target
                 death benefit or the base death        death benefit plus the account         death benefit plus the sum of all
                 benefit.                               value, or the base death benefit.      premiums you have paid minus
                                                                                               partial withdrawals you have
                                                                                               taken, or the base death benefit.

ADJUSTABLE       The adjustable term insurance          The adjustable term insurance          The adjustable term insurance
TERM             rider benefit is the total death       rider benefit is the total death       rider benefit is the total death
INSURANCE        benefit minus base death               benefit minus the base death           benefit minus the base death
RIDER            benefit, but it will not be less       benefit, but it will not be less       benefit, but it will not be less
BENEFIT          than zero.  If the account value       than zero.  If the account value       than zero.  If the account value
                 multiplied by the death benefit        multiplied by the death benefit        multiplied by the death benefit
                 corridor factor is greater than        corridor factor is greater than        corridor factor is greater than
                 the stated death benefit, the          the stated death benefit plus the      the stated death benefit plus the
                 adjustable term insurance              account value, the adjustable          sum of all premiums you have
                 benefit will be decreased.  It         term insurance rider benefit will      paid minus partial withdrawals
                 will be decreased so that the          be decreased.  It will be              you have taken, the adjustable
                 sum of the base death benefit          decreased so that the sum of the       term insurance rider benefit will
                 and the adjustable term                base death benefit and the             be decreased.  It will be
                 insurance rider benefit is not         adjustable term insurance rider        decreased so that the sum of the
                 greater than the target death          benefit is not greater than the        base death benefit and the
                 benefit.  If the base death            target death benefit plus the          adjustable term insurance rider
                 benefit becomes greater than the       account value.  If the base death      benefit is not greater than the
                 target death benefit, then the         benefit becomes greater than the       target death benefit plus the
                 adjustable term insurance rider        target death benefit plus the          sum of all premiums you have
                 benefit is zero.                       account value, then the                paid minus partial withdrawals
                                                        adjustable term insurance rider        you have taken.  If the base
                                                        benefit is zero.                       death benefit becomes greater
                                                                                               than the target death benefit plus
                                                                                               the sum of all premiums you have paid
                                                                                               minus partial withdrawals you have
                                                                                               taken, then the adjustable term
                                                                                               insurance rider benefit is zero.

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Corporate Benefits Variable Universal Life 23

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BASE DEATH BENEFIT

Your base death benefit can be different from your stated death benefit as a result of:
     o   your choice of death benefit option;
     o   a change in your death benefit option;
     o increases to satisfy the federal income tax law definition of life insurance;
     o   partial withdrawals;
     o   increases or decreases in the stated death benefit; or
     o   a transaction which causes the base death benefit to change.

As long as your policy is in force, we will pay the death proceeds to your beneficiary when the insured person dies. The beneficiary(ies) is(are) the person (people) you name to receive the death proceeds from your policy. The death proceeds are:
     o   your base death benefit; plus
     o   any rider benefits; minus
     o   your outstanding policy loan with accrued loan interest; minus
     o outstanding policy charges due before the insured person's date of death.

There could be outstanding policy charges if the insured dies while your policy is in the grace period.

DEATH BENEFIT OPTIONS

You have a choice of three death benefit options: option 1, option 2 or option 3 (described below). You may choose death benefit option 3 only prior to the issue of your policy. Your choice may result in your having a base death benefit which is greater than your stated death benefit. You may change your death benefit option after the policy date and before the continuation of coverage feature begins. SEE CHANGES IN DEATH BENEFIT OPTIONS, PAGE 25 AND SEE CONTINUATION OF COVERAGE, PAGE 28.

Under death benefit option 1, your base death benefit is the greater of:

     1.  your stated death benefit on the date of the insured person's death; or

     2. your account value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A.


Under death benefit option 2, your base death benefit is the greater of:

     1. your stated death benefit plus your account value on the date of the insured person's death; or

     2. your account value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A.

Under option 1 positive investment performance is generally reflected in a reduced net amount at risk. This lowers your policy's total cost of insurance charges. Option 1 offers insurance coverage that is a set amount with potentially lower cost of insurance charges over time. Under option 2, investment performance is reflected in your insurance coverage.

Under death benefit option 3, the base death benefit is the greater of:

     1. your stated death benefit plus the sum of all premiums you have paid minus partial withdrawals you have taken under your policy; or

     2. your account value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A.

Therefore, the base death benefit generally will increase as you pay premiums, and decrease as you take partial withdrawals. In no event will your base death benefit be less than your stated death benefit.

Federal income tax law requires that your death benefit be at least as much as your account value multiplied by a factor defined by law. This factor is based on:
     o   the insured person's age; and
     o   the insured person's gender.

We will adjust your policy to continue to qualify as life insurance under the federal income tax laws in existence at the time the policy was issued.

If the insured person is 100 years of age or older and the continuation of coverage feature is in effect, only death benefit option 1 is available.


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Corporate Benefits Variable Universal Life 24

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CHANGES IN DEATH BENEFIT OPTIONS

You may request a change in your death benefit option after the policy date and before the continuation of coverage feature. A death benefit option change applies to your entire stated or base death benefit. You may change from death benefit option 1 to option 2, or from option 2 to option 1. You may also change from death benefit option 3 to option 1. You may not change from death benefit option 1 to option 3, or option 2 to option 3, or option 3 to option 2. You may choose death benefit option 3 only prior to the issue of your policy.

Your death benefit option change is effective on your next monthly processing date after we accept and approve your requested change, so long as at least five days remain before your monthly processing date. If fewer than five days remain before your monthly processing date, your death benefit option change is effective on your next monthly processing date.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can note the change in your schedule.

For you to change from death benefit option 1 to option 2, you must provide to us proof that the insured person is insurable under our normal rules of underwriting for your policy class.

We may not allow a change to your death benefit option if it reduces the target death benefit below the minimum we require to issue your policy.

On the effective date of your option change, your stated death benefit is changed as follows:


Change       Change      Stated Death Benefit
 From            To       Following Change:
 ----            --       -----------------
Option 1     Option 2    your stated death benefit
                         before the change minus
                         your account value as of the
                         effective date of the change.

Option 2     Option 1    your stated death benefit
                         before the change plus your
                         account value as of the
                         effective date of the change.

Option 3     Option 1    your stated death benefit
                         before the change plus (a)
                         the sum of the premiums
                         you have paid, minus (b)
                         partial withdrawals you
                         have taken as of the
                         effective date of the change.

We increase or decrease your stated death benefit to keep the net amount at risk the same on the date of your death benefit option change. Additionally, there is no change to the amount of term insurance if you have an adjustable term insurance rider. SEE COST OF INSURANCE CHARGE, PAGE 44.

If you change your death benefit option, we adjust the stated death benefit for each of your segments by allocating your account value to each benefit segment. For example, if you change from death benefit option 1 to option 2, your stated death benefit is decreased by the amount of your account value allocation to that segment. If you change from death benefit option 2 to option 1, your stated death benefit is increased by the amount allocated to that segment. We do not adjust the target premium when you change your death benefit option.

CHANGES IN DEATH BENEFIT AMOUNTS

You may increase the target or stated death benefit while your policy is in force and before the policy anniversary when the insured person turns age 75. You may request a decrease in the stated death benefit only after your first policy anniversary.

Contact our customer service center to request an increase or decrease in death benefit. The request is effective as of the next monthly processing date after we receive your request and approve it. On the monthly processing date, we deduct the monthly deductions from your account value. Any requested change in your coverage must be for at least $1,000.

After we approve your request, we will send you a new schedule page.

Keep the new schedule with your policy. We may ask you to send your policy to us so that we can note the change in your schedule.

We may not approve a requested change if it will disqualify your policy as life insurance under federal income tax law. If we disapprove a change for any

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Corporate Benefits Variable Universal Life 25
reason, we provide you with a notice of our decision. SEE TAX CONSIDERATIONS, PAGE 46.

If you decrease your death benefit, you may not decrease your target death benefit below the minimum we require to issue your policy.

There may be tax consequences as a result of a decrease in your death benefit. SEE TAX STATUS OF THE POLICY, PAGE 47 AND MODIFIED ENDOWMENT CONTRACTS, PAGE 48.

Requested reductions in the death benefit will first be applied to decrease the target death benefit. We decrease your stated death benefit only after your adjustable term insurance rider coverage is reduced to zero. If you have more than one segment, we divide subsequent decreases in stated death benefit among your benefit segments pro rata unless state law requires differently.

You must provide satisfactory evidence that the insured person is still insurable in order to increase your death benefit.

Unless you tell us differently, we assume any request you make for an increase in your target death benefit is also a request for an increase to the stated death benefit. Thus, the amount of your adjustable term insurance rider will not change. You may change the target death benefit once in a policy year.

The initial death benefit segment, or first segment, is the stated death benefit on the effective date of the policy. An increase in the stated death benefit (other than one caused by an option change) will cause a new segment to be created. The segment year begins on the segment effective date and ends one year later. The following may apply to each new segment:
     o   a new sales charge;
     o   a new deferred sales charge;
     o   new cost of insurance charges, guaranteed and current;
     o   a new incontestability period;
     o   a new suicide exclusion period; and
     o   a new target premium.

A requested increase in your stated death benefit creates a new segment. Once we create a new segment, it is permanent unless state law requires differently. If an option change causes the stated death benefit to increase, no new segment is created. Instead, the size of each existing segment(s) is(are) changed. If it causes the stated death benefit to decrease, each segment is decreased.

To determine the applicable sales charge and deferred sales charge, premiums you pay after an increase are applied to your policy segments in the same proportion as the target premiums for each segment bears to the sum of the target premium for all segments. For each coverage segment, your schedule shows your target premiums.

We allocate the net amount at risk among segments in the same proportion that each segment bears to the total stated death benefit.


ADJUSTABLE TERM INSURANCE RIDER

You may increase your death proceeds by adding an adjustable term insurance rider on the insured person's life. A rider changes benefits under your policy. As the name suggests, the adjustable term insurance rider adjusts over time.

You specify a target death benefit when you apply for this rider. The target death benefit can be level or can be scheduled to change at the beginning of any policy year.

The death benefit for the adjustable term insurance rider is the difference between your total death benefit and your base death benefit. The death benefit automatically adjusts daily as your base death benefit changes. Total death benefit depends on which death benefit option is in effect:

     OPTION 1:    If option 1 is in effect, the total death benefit is the
                  greater of:

                  a.  the target death benefit; or
                  b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

     OPTION 2:    If option 2 is in effect, the total death benefit is the
                  greater of:

                  a.  the target death benefit plus the account value; or
                  b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.


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     OPTION 3:    If option 3 is in effect, the total death benefit is the
                  greater of:

                  a. the target death benefit plus the sum of the premiums you have paid minus partial withdrawals you have taken; or
                  b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

For example, under option 1, assume your base death benefit increases as a result of an increase in your account value. The adjustable term insurance rider adjusts to provide death proceeds equal to your total death benefit in each year:

                                  Adjustable Term
  Base Death   Total Death        Insurance Rider
   Benefit       Benefit              Amount
   -------       -------              ------

   $201,500      $250,000             $48,500
    202,500       250,000              47,500
    202,250       250,000              47,750

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000 or more, the adjustable term insurance would be zero.

The adjustable term insurance can never be less than zero. Even when the adjustable term insurance is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit is reduced below your target death benefit, the adjustable term insurance rider amount reappears to maintain the total death benefit.

You may change the target death benefit schedule after it is issued, based on our rules. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 25.

We may deny any future, scheduled increases to your target death benefit if you cancel a scheduled change, or if you ask for an unscheduled decrease in your target death benefit.

Partial withdrawals, changes from death benefit option 1 to option 2 and base decreases may reduce the amount of your target death benefit. SEE PARTIAL WITHDRAWALS, PAGE 33, AND CHANGES IN DEATH BENEFIT OPTIONS, PAGE 25.

There is no defined premium for a given amount of adjustable term insurance coverage. Instead, we deduct a monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage multiplied by the adjustable term death benefit in effect that month. The cost of insurance rates will be determined by us from time to time. They will be based on the issue age, gender, and premium class of the person insured, as well as the length of time since your policy date. The monthly guaranteed maximum cost of insurance rates for this rider will be in the policy. SEE COST OF INSURANCE CHARGE, PAGE 44.

The only charge for this coverage is the cost of insurance charge. The total charge that you pay may be less if you have coverage under an adjustable term insurance rider instead of the base death benefit. If the target death benefit is increased by you after the rider is issued, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original premium class even though satisfactory new evidence of insurability is given to us for the increased schedule.

Not all policy features apply to the adjustable term insurance rider. Under this rider, there is no surrender value and policy loans are not available. The adjustable term insurance rider does not contribute to the policy account value nor to investment performance under your policy. The adjustable term insurance rider provides benefits only at the insured person's death.


SPECIAL FEATURES

RIGHT TO EXCHANGE POLICY

During the first 24 months after your policy date, you have the right to exchange your policy for a guaranteed policy, unless state law requires differently. To do this, we transfer the amount you have in the variable division to the guaranteed interest division. We allocate all of your future net premiums to the guaranteed interest division. We do not allow any future payments or transfers to the variable division after you exercise this right.

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We will not charge you for this exchange. SEE THE GUARANTEED INTEREST DIVISION,
PAGE 18.

POLICY MATURITY

If the insured person reaches age 100 and you do not want the continuation of coverage feature, you may surrender the policy for the net account value. Your policy then ends. Some part of this payment may be taxable. You should consult your tax adviser.

CONTINUATION OF COVERAGE

The continuation of coverage feature allows your insurance coverage to continue beyond when the insured person reaches age 100. If you allow the continuation of coverage feature to become effective, we:
     o transfer your net account value (excluding the amount in the loan division) into the guaranteed interest division;
     o charge a one-time $200 administrative fee to your policy to cover future expenses;
     o terminate the adjustable term insurance rider and the target death benefit becomes the stated death benefit;
     o convert death benefit option 2 or option 3 to death benefit option 1, if applicable; and
     o   terminate investment features.

The adjustable term insurance rider then terminates. If you have no adjustable term insurance rider coverage, your stated death benefit is unchanged. You may make no further premium payments.

Your insurance coverage continues until the insured person's death, unless the policy lapses or is surrendered. However, we deduct no further cost of insurance charges and your monthly deductions cease. SEE CONTINUATION OF COVERAGE ADMINISTRATIVE FEE, PAGE 45.

Your net account value may not be transferred into the variable division after the insured person reaches age 100.

During the continuation of coverage period, you may take policy loans or partial withdrawals from your policy.

If you have outstanding policy loans, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the loan plus accrued interest may become greater than your account value and cause your policy to lapse. To avoid this, you may repay loans and make loan interest payments during the continuation of coverage period. However, we will not accept additional premium payments.

If you wish to stop coverage after the continuation of coverage feature begins, you may surrender your policy and receive the net account value. All other consequences of surrender apply. SEE SURRENDER, PAGE 35.

The continuation of coverage feature may not be available in all states. If a state has approved this feature, it is automatic and you do not need to take any action to activate it.

The tax consequences of coverage continuing beyond when the insured person reaches age 100 are uncertain. You should consult a tax adviser as to those consequences.


POLICY VALUES

ACCOUNT VALUE

Your account value is the total amount you have in the guaranteed interest division, the variable division, and the loan division. Your account value reflects:
     o   net premiums;
     o   deductions for charges;
     o   partial withdrawals;
     o   investment performance of the variable investment options;
     o interest earned on the amount you have in the guaranteed interest division; and
     o   interest earned on the amount you have in the loan division.

NET ACCOUNT VALUE

Your policy's net account value is your account value minus the amount of your outstanding policy loans and accrued loan interest, if any. Your surrender value is the same as your net account value.

DETERMINING THE VALUE IN THE VARIABLE DIVISION

The amounts included in the variable division are measured by accumulation units and accumulation unit values.

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The value of a variable investment option is the accumulation unit value for that option times the number of accumulation units you own in that option. Each variable investment option has a different accumulation unit value.

You purchase accumulation units whenever you allocate premium or make transfers to a variable investment option. This includes transfers from the loan division.

The valuation date is each date for which the net asset value of the investment portfolio shares and unit values of the variable investment options are determined. Valuation dates are each day the New York Stock Exchange and the company's customer service center are open for business and a corresponding investment portfolio values its shares, or as required by law.

We redeem accumulation units:
     o   when you take a partial withdrawal;
     o when amounts are transferred from a variable investment option (including transfers to the loan division);
     o   for the monthly deductions from your account value;
     o   for policy transaction charges;
     o   on surrender; and
     o   to pay the death benefit after the insured person dies.

We calculate the number of variable investment option accumulation units purchased or redeemed by:

     1.  dividing the dollar amount of your transaction by:

     2. the accumulation unit value calculated at the close of business on the valuation date of the transaction.

The accumulation unit value is the value determined as of each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of the underlying portfolio. It reflects:
     o   investment income;
     o   realized and unrealized capital gains and losses; and
     o   investment portfolio expenses.

SEE HOW WE CALCULATE ACCUMULATION UNIT VALUES, PAGE 29.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. Each valuation date ends at 4:00 p.m. Eastern time. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We take monthly deductions from your account value as of the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the variable investment option goes up or down depending on investment performance.

FOR AMOUNTS IN THE VARIABLE INVESTMENT OPTIONS, THERE IS NO GUARANTEED MINIMUM CASH VALUE.

HOW WE CALCULATE ACCUMULATION UNIT VALUES

We determine accumulation unit values on each valuation date.

We generally set the accumulation unit value for a variable investment option at $10 when the investment option is first opened. After that, the accumulation unit value on any valuation date is:

     1. the accumulation unit value for the preceding valuation date multiplied by

     2. the accumulation experience factor for that variable investment option for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each variable investment option every valuation date as follows:

     1. We take the share value of the underlying portfolio shares in the variable investment option as reported to us by the investment portfolio managers as of the close of business on that valuation date.


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     2.  We add dividends or capital gain distributions declared per share and reinvested by the investment portfolio on the date that the share value is affected. If applicable, we subtract a charge for taxes from this amount.

     3. We divide the remaining amount by the value of the shares in the underlying investment portfolio for the variable investment option at the close of business on the previous valuation date.


TRANSFERS OF ACCOUNT VALUE

You may make up to twelve free transfers among the variable investment options, or the guaranteed interest division, in each policy year. You may not make transfers until after your free look period ends if your state requires a refund of premium during the free look period.

We do not limit your number of transfers, but we may charge a $10 fee for each transfer that you make after the first twelve in each policy year. We do not include transfers for automatic rebalancing or dollar cost averaging toward your twelve free transfers. You may not make transfers during the continuation of coverage period.

You may make transfer requests in writing, or by telephone if you have telephone privileges, to our customer service center. Your transfer takes effect on the valuation date we receive your request. The minimum amount you may transfer is $100. This minimum does not need to come from one division or be transferred to one division as long as the total amount you transfer is at least $100. However, if the amount remaining in a variable investment option is less than $100 when you make a transfer request, we transfer the entire amount out of that variable investment option.

EXCESSIVE TRADING

Excessive trading activity can disrupt investment portfolio management strategies and increase portfolio expenses by causing:
     o   increased trading and transaction costs;
     o   disruption of planned investment strategies;
     o   forced and unplanned portfolio turnover;
     o   lost opportunity costs; and
     o the investment portfolios to have large asset swings that decrease their ability to provide maximum investment return to all policyowners.

In response to excessive trading, we may place restrictions or refuse transfers made by third-party agents acting on behalf of owners such as a market timing service. We will refuse or place restrictions on transfers when we determine, in our sole discretion, that transfers are harmful to the investment portfolios, or to policyowners as a whole.

GUARANTEED INTEREST DIVISION TRANSFERS

Transfers into the guaranteed interest division are not restricted.

You may transfer from the guaranteed interest division only in the first 30 days of each policy year. Transfer requests received within 30 days before your policy anniversary are deemed to occur on your policy anniversary. A request received by us within 30 days after your policy anniversary is effective as of the valuation date we receive it. Transfer requests made at any other time will not be processed.

Transfers from the guaranteed interest division are limited to the largest of:
     o 25% of your guaranteed interest division balance at the time of your first transfer or withdrawal out of it in that policy year;
     o the sum of the amounts you have transferred and withdrawn from the guaranteed interest division in the prior policy year; or
     o   $100.


DOLLAR COST AVERAGING

If your policy has at least $10,000 invested in either the Liquid Asset Money Market Portfolio, or the Limited Maturity Bond Portfolio, you can elect dollar cost averaging. The main goal of dollar cost averaging is to protect your policy values from short-term price changes.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

This systematic plan of transferring account values is intended to reduce the risk of investing too much

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when the price of an investment portfolio's shares is high. It also reduces the risk of investing too little when the price of an investment portfolio's shares is low. Since you transfer the same dollar amount to other investment options each period, you purchase more units in an investment option if the unit value is low, and you purchase fewer units if the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least five days after we receive your dollar cost averaging request. Dollar cost averaging cannot begin until after the end of your free look period if your state requires refund of all premiums paid during the free look period.

With dollar cost averaging, you designate either a dollar amount, or a percentage of your account value, for automatic transfer from either the investment option invested in either the Liquid Asset Money Market Portfolio or the Limited Maturity Bond Portfolio for automatic transfer. Each period, we automatically transfer the amount you select from your chosen source investment option to one or more other variable investment options. You may not make transfers to or from the guaranteed interest division or the loan division under dollar cost averaging.

The minimum percentage you may transfer to any one investment option is 1% of the total amount you transfer to all investment options you select. You must transfer at least $100 for each dollar cost averaging transfer.

Dollar cost averaging may occur on the same day of the month either monthly, quarterly, semi-annually, or annually. Unless you tell us otherwise, dollar cost averaging automatically takes place monthly, on the monthly processing date.

We do not count dollar cost averaging transfers toward your twelve free transfers per policy year. There is no charge for this feature.

You may have both dollar cost averaging and automatic rebalancing at the same time. The dollar cost averaging division from which your transfer will be taken cannot be included in your automatic rebalancing program.

CHANGING DOLLAR COST AVERAGING

You may change your dollar cost averaging program one time per policy year. If you have telephone privileges, you may make changes to the dollar cost averaging program by telephoning our customer service center. See Telephone Privileges, page 38.

TERMINATING DOLLAR COST AVERAGING

You may cancel dollar cost averaging by sending satisfactory notice to our customer service center. We must receive it at least five days before the next dollar cost averaging date.

Dollar cost averaging will terminate if:

     1.  you specify a termination date; or

     2. your balance remaining in the investment option from which your dollar cost averaging transfers are taken reaches a dollar amount you set; or

     3. on any dollar cost averaging date, the amount in the investment option from which you want to make a transfer is equal to or less than the amount to be transferred. We will transfer the remaining amount and dollar cost averaging ends.


AUTOMATIC REBALANCING

Automatic rebalancing provides you with a method for maintaining a consistent approach to investing account values over time, and simplifying the process of asset allocation by dividing amounts among the investment options you have chosen.

Transfers made for automatic rebalancing do not count toward your twelve free transfers per policy year. There is no charge for this feature.

If you choose this feature, on each rebalancing date we transfer amounts among the investment options to match your pre-set automatic rebalancing allocation percentages. After the transfers, the ratio of your account value in each division to your total account value for all investment options included in automatic rebalancing matches the automatic rebalancing allocation percentage for that investment option. This action rebalances the amounts in the investment options that do not match your set allocation. This happens if an investment option

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outperforms other investment options for that time period.

You may choose the automatic rebalancing feature on your application or later by completing our customer service form. Automatic rebalancing may occur on the same day of the month either monthly, quarterly, semi-annually, or annually. If you do not specify, automatic rebalancing will occur on the last valuation date of a calendar quarter.

If you choose automatic rebalancing on your policy application, the first transfer occurs on the date you select (after your free look period if your state requires return of all premiums paid during the free look period). If you elect this feature after your policy date, we process the first transaction on the date you have requested. If you requested no date, processing is on the last valuation date of the calendar quarter we receive your notice at our customer service center.

You may have both automatic rebalancing and dollar cost averaging at the same time. The investment option from which your dollar cost averaging transfers are taken cannot be included in your automatic rebalancing allocation program. You may not include the loan division in your automatic rebalancing allocations.

CHANGING AUTOMATIC REBALANCING

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you reduce the amount allocated to the guaranteed interest division, it is considered a transfer from that division. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the guaranteed interest division. See Transfers of Account Value, page 30.

TERMINATING AUTOMATIC REBALANCING

You may terminate automatic rebalancing at any time, as long as we receive your notice of termination at least five days before the next automatic rebalancing date.


POLICY LOANS

You may borrow against your policy at any time after the first monthly processing date by using your policy as security for a loan, or as otherwise required by law. The amount you borrow is called a policy loan. Your policy loan is:

     1.  the total amount you borrow from your policy; plus

     2.  any policy loan interest that is capitalized when due; minus

     3. policy loan repayments you make.

Unless state law requires differently, new policy loans must be at least $100. The maximum amount you can borrow on any valuation date, unless required differently by state law, is your net account value minus the monthly deductions to your next policy anniversary or 13 monthly deductions if you take a loan within thirty days before your next policy anniversary.

Your request for a policy loan must be directed to our customer service center. If you have telephone privileges, you may request a policy loan for less than $25,000 by telephoning our customer service center. SEE TELEPHONE PRIVILEGES, PAGE 38.

When you request a loan you may specify one investment option from which the loan will be taken. If you do not specify one, the loan will be taken proportionately from each active investment option you have.

When you take a policy loan, we transfer an amount equal to your policy loan from the specified investment option proportionately or from the variable and the guaranteed interest divisions to the loan division. We follow this same process for loan interest due at your policy anniversary. We credit the loan division with interest at an annual rate of 3%.

The loan division is part of our general account, separate from the guaranteed interest division.

Loan interest charges on your policy loan accrue daily at an annual interest rate of 3.25%. Interest is due in arrears on each policy anniversary. If you do not pay your interest when it is due, we add it to your policy loan.

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If you request an additional loan, we add the amount you request to your existing outstanding policy loan. This way, there is only one loan outstanding on your policy at any time.

Policy loans may cause your policy to lapse if your net account value is not enough to pay all deductions each month. SEE LAPSE, PAGE 34.

Policy loans may have tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 48, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 48.

LOAN REPAYMENT

You may repay all or part of your policy loan at any time. We assume that any payments you make, other than scheduled premiums, are policy loan repayments. You must tell us otherwise if you want additional payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your repayment from the loan division, the variable investment options and the guaranteed interest division in the same proportion as your current premium allocation, unless you tell us otherwise.

LOANS AND YOUR BENEFITS

Taking a loan decreases the amount you have in the investment options. Accruing loan interest will change your net account value as compared to what it would have been if you did not take a loan.

Even if you repay your loan, it has a permanent effect on your account value. The benefits under your policy may be affected.

The loan is a first lien on your policy. If you do not repay your policy loan, we deduct your outstanding policy loan and accrued loan interest from the death benefit payable, the surrender value payable.

The policy lapses when the account value minus policy loans and accrued loan interest is not enough to cover your monthly deductions. If your policy lapses with a loan outstanding, you may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 48, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 48.

If you use the continuation of coverage feature and you have a policy loan, loan interest continues to accrue. If you do not make loan payments your policy could lapse.


PARTIAL WITHDRAWALS

You may request a partial withdrawal on any valuation date after your first policy anniversary by contacting our customer service center. You make a partial withdrawal when you withdraw part of your net account value. If your request is by telephone, the partial withdrawal must be for an amount less than $25,000 and may not cause a decrease in your death benefit; otherwise, your request must be in writing. SEE TELEPHONE PRIVILEGES, PAGE 38.

You may take only one partial withdrawal per policy year.

The minimum partial withdrawal you may take is $100. The maximum partial withdrawal you may take is the amount which leaves $500 as your net account value. If you request a withdrawal of more than this maximum, we require you to surrender your policy. When you take a partial withdrawal, we deduct your withdrawal amount plus any service fee from your account value. SEE CHARGES, PAGE 42.

Partial withdrawals may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 48, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 48.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 1

If you selected death benefit option 1, and if no more than fifteen years have passed since your policy date and the insured person is not yet age 81, you may make a partial withdrawal of up to the greater of 10% of your account value, or 5% of your stated death benefit without decreasing the stated death benefit. Otherwise amounts you withdraw will reduce your stated death benefit by the amount of the withdrawal unless your policy death benefit has been increased due to the federal income tax definition of life insurance.

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If your policy death benefit has been increased due to the federal income tax definition of life insurance at the time of the partial withdrawal, then at least part of your partial withdrawal may be made without reducing your stated death benefit.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 2

If you have selected death benefit option 2, a partial withdrawal does not reduce your stated death benefit or target death benefit. However, we reduce the total death benefit by at least the partial withdrawal amount because your account value is reduced.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 3

If you have selected death benefit option 3 and your partial withdrawal is less than the total of premiums you have paid less the total of your prior partial withdrawals, then your stated death benefit will not be reduced. However, your total death benefit will be reduced by at least the amount of your partial withdrawal.

If your partial withdrawal is more than the amount of premiums you have paid less the total of your prior partial withdrawals, then the excess is treated in the same manner as partial withdrawals under death benefit option 1. SEE PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION 1, PAGE 33.

STATED DEATH BENEFIT AND TARGET DEATH BENEFIT REDUCTIONS

Generally, we reduce the stated death benefit by the amount of the partial withdrawal. A partial withdrawal may reduce your target death benefit.

Partial withdrawals do not reduce the stated death benefit if your base death benefit has been increased to qualify your policy as life insurance under the federal income tax laws, if you withdraw an amount that is no greater than the amount that reduces your account value to a level which no longer requires your base death benefit to be increased to qualify as life insurance for federal income tax law purposes. SEE TAX STATUS OF THE POLICY, PAGE 47.

We require a minimum target death benefit to issue your policy. You are not allowed to take a partial withdrawal if it reduces your target death benefit below this minimum. SEE GROUP OR SPONSORED ARRANGEMENTS OR CORPORATE PURCHASERS, PAGE 46.

PARTIAL WITHDRAWAL MECHANICS

Unless you tell us otherwise, we will make a partial withdrawal from the guaranteed interest division and the variable division in the same proportion that each has to your net account value immediately before your withdrawal. The amount withdrawn from the guaranteed interest division may not be for more than your total withdrawal multiplied by the ratio of your account value in the guaranteed interest division to your total net account value immediately before the partial withdrawal transaction.

We will send a new schedule page for your policy showing the effect of your withdrawal if there is any change to your stated death benefit or your target death benefit. Or, to make this change, we may ask that you return the policy to our customer service center.

Your withdrawal and any reductions in the death benefits are effective as of the valuation date on which we receive your request. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 48, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 48.


LAPSE

Your insurance coverage continues as long as your net account value is enough to pay all deductions each month.

In any policy year, if you have an outstanding policy loan, your policy will lapse if the loan plus the accrued interest owed is more than the account value.

After the insured person reaches age 100 and if the continuation of coverage feature is active, the policy could lapse even though there are no further monthly deductions.

GRACE PERIOD

Your policy enters the 61-day lapse grace period if, on a monthly processing date your net account value is zero (or less).

We notify you that the policy is in a grace period at least 30 days before the grace period ends. We provide this notice to you, or a person to whom you

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have assigned your policy, at the last address in our records. We notify you of the required premium payment necessary to prevent your policy from lapsing. This amount is generally the amount of past due charges, plus the amount that covers your estimated monthly policy deductions for the next two months. If the insured person dies during the grace period, we pay death proceeds to your beneficiary(ies) with reductions for policy loans, accrued loan interest, and monthly deductions owed.

If we receive payment of the required amount before the end of the grace period, we apply it to your account value in the same manner as your other premium payments, then we take the overdue deductions from your account balance.

If you do not pay the full amount required within the 61-day grace period, your policy (and rider) lapse without value. We then withdraw your remaining account balance from the variable and guaranteed interest divisions. We deduct amounts you owe us and inform you that the policy has ended.


REINSTATEMENT

If you do not pay enough premium before the end of the grace period, your policy lapses. You may reinstate your policy and rider within five years after the grace period ends.

Unless state law requires differently, we will reinstate your policy and rider if:

     1.  you have not surrendered your policy for its surrender value;

     2. you provide satisfactory evidence to us that the insured person is still insurable according to our normal rules of underwriting; and

     3. we receive enough premium from you to keep your policy and rider in force from the beginning to the end of the grace period and for two months after the reinstatement date.

Reinstatement is effective as of the monthly processing date following our approval of your reinstatement application. If you had a policy loan when coverage ended, we reinstate it with accrued loan interest to the date of lapse. The cost of insurance charges in effect at the time of reinstatement for the age of the insured person are adjusted to reflect the time since the lapse.

We apply the net premiums received after reinstatement according to the premium allocation instructions in effect at the start of the grace period, unless you tell us otherwise.


SURRENDER

You may surrender your policy for its surrender value any time while the insured person is living. You do this by sending a written request and your policy or a lost policy form to our customer service center.

We compute your surrender value as of the valuation date we receive your surrender request and policy at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy. SEE POLICY VALUES, PAGE 10.

We do not pro-rate or add back charges and expenses to your account value which we deducted on the monthly anniversary before the date your surrender is processed.

A surrender of your policy may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 48, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 48.


GENERAL POLICY PROVISIONS

FREE LOOK PERIOD OR RIGHT TO EXAMINE POLICY PERIOD

You have the right to examine your policy. The right to examine your policy (or free look period) starts on the date you receive your policy. If for any reason you do not want it, you may return your policy to us or your registered representative within the period shown in the policy. If you return your policy to us within your state's specified time limit, we will consider it canceled as of your policy date.

If you cancel your policy during this free look period, you will receive a refund as determined by state law.

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Corporate Benefits Variable Universal Life 35

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Generally, there are two types of free look refunds. Some states require a return of all premiums paid while others permit payment of the account value plus a refund of all charges deducted. Your policy will specify what free look refund applies in your state. The type of free look refund allowed in your state will affect when your initial net premium and additional net premiums paid before the end of the free look period are invested into the variable investment options. SEE ALLOCATION OF NET PREMIUMS, PAGE 21.

YOUR POLICY

Some groups under this policy may choose to use a master policy and certificates rather than a series of individual policies.

The entire contract between you and us is the combination of:
     o   the policy (or certificate);
     o a copy of your original application and any applications for benefit increases or decreases;
     o   the adjustable term insurance rider;
     o   endorsements;
     o   schedule pages; and
     o   reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new schedules. If you send us your policy, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or an officer of our company and our secretary or assistant secretary must sign all changes or amendments we make to your policy. No other person may change the terms or conditions of your policy.

GUARANTEED ISSUE

We only offer this policy on a guaranteed issue basis. We issue these policies up to a preset face amount with evidence of insurability requirements.

AGE

We issue your policy at the insured person's age stated in your policy schedule. This is based on the insured person's age as of the nearest birth date to the policy date. We determine the insured person's age at any given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule. At issue of your policy, the insured person must be no less than age 15 and no more than age 85.

OWNERSHIP

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive the benefits during the insured person's lifetime before the maturity date. This includes the right to change the owner, beneficiaries, or method to pay proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy, and any irrevocable beneficiary(ies).

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

BENEFICIARY(IES)

You, as owner, name the beneficiary(ies) when you apply for your policy. The primary beneficiary(ies) who survives the insured person receives the death proceeds. Other surviving beneficiary(ies) receive death proceeds only if there is no surviving primary beneficiary(ies). If more than one beneficiary(ies) survives the insured person, they share the death proceeds equally, unless you have told us otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death proceeds to you, or to your estate as owner.

Once you tell us who the beneficiary(ies) is/are, we keep this information on file. You may name a new beneficiary during the insured person's lifetime. We pay the death proceeds to the most recent beneficiary(ies) whom you have most recently named

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Corporate Benefits Variable Universal Life 36

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and which we have on record. We do not make multiple payments.

COLLATERAL ASSIGNMENT

You may assign your policy as security by sending written notice to us. After we record the assignment, your rights as owner and the beneficiary's(ies') rights (unless the beneficiary(ies) was made an irrevocable beneficiary(ies) under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid.

INCONTESTABILITY

After your policy has been in force while the insured person is alive for two years from your policy date, we will not question the validity of the statements in your application. After your policy has been in force while the insured person is alive for two years from the effective date of any new segment or from the effective date of an increase in any other benefit, we will not contest the statements in your application for the new segment or other benefit increase.

After this policy has been in force while the insured person is alive for two years from the effective date of any reinstatement, we will not contest the statements in your application for reinstatement.

MISSTATEMENTS OF AGE OR GENDER

If the insured person's age or gender has been misstated, we adjust the death benefit. We adjust death benefits to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your account value on the last monthly processing date before the insured person's death, or as otherwise required by state law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

SUICIDE

If the insured person commits suicide, while that insured person is sane or insane within two years of your policy date, unless otherwise required by state law, we limit death benefits to:

     1.  the total of all premiums paid to the time of death; minus

     2.  the amount of outstanding policy loans and accrued loan interest; minus

     3. any partial withdrawals you have taken.



If the insured person has been changed, and the new insured person dies by suicide within two years of the change date, we then limit the death benefit to:

     1.  your net account value as of the change date; plus

     2.  the premiums you paid since the change date; minus

     3. the sum of any increases in policy loans, accrued loan interest, and partial withdrawals taken since the change date.

We make a limited payment to the beneficiary(ies) for a new segment or other increase if the insured person commits suicide, while sane or insane within two years of the effective date of a new segment, or within two years of an increase in any other benefit, unless otherwise required by state law. The limited payment we make is equal to the cost of insurance and monthly expense charges which were deducted for such increase.

TRANSACTION PROCESSING

Generally, within seven days of when we receive all information required to process a payment, we pay:
     o   death proceeds;
     o   surrender value;
     o   partial withdrawals; and
     o   loan proceeds.

We may delay processing these transactions if:
     o   the NYSE is closed for trading;
     o   trading on the NYSE is restricted by the SEC;
     o there is an emergency so that it is not reasonably possible to sell securities in the variable investment options or to determine the value of a variable investment option's assets; or
     o a governmental body with jurisdiction over the separate account allows suspension by its order.


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Corporate Benefits Variable Universal Life 37

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SEC rules and regulations determine whether or not these conditions exist.

We execute transfers among the variable investment options as of the valuation date of our receipt of your request at our customer service center.

We determine death proceeds as of the insured person's date of death. The death proceeds are not affected by subsequent changes in the value of the variable investment options. We pay interest at our stated rate (or at a higher rate if required by law) from the insured person's date of death to the date of payment.

We may delay payment from our guaranteed interest division for up to six months, unless state law requires otherwise, of:
     o   surrender proceeds;
     o   withdrawal amounts; or
     o   loan amounts.

We pay interest at our declared rate (or at a higher rate if required by law) from the date we receive the request if we delay payment more than 30 days.

NOTIFICATION AND CLAIMS PROCEDURES

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for certain policy changes or if you surrender it.

If the insured person dies while your policy is in force, please let us or your registered representative know as soon as possible. We will immediately send you instructions on how to make a claim. As proof of the deceased insured person's death, we may require you to provide proof of the deceased insured person's age, and a certified copy of the deceased insured person's death certificate.

The beneficiary(ies) and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information about the deceased insured person. This information may include medical records of doctors and hospitals used by the deceased insured person.

TELEPHONE PRIVILEGES

Telephone privileges are automatically provided to you and your agent or registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative, if applicable, to call our customer service center to:
     o   make transfers;
     o   change premium allocations;
     o change features in your dollar cost averaging and automatic rebalancing programs;
     o   request partial withdrawals; or
     o   request a policy loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:

     1.  requiring some form of personal identification;

     2.  providing written confirmation of any transactions; and

     3. tape recording telephone calls.

By accepting automatic telephone privileges, you authorize us to record your telephone calls to us. If we use reasonable procedures to confirm instructions, we are not liable for losses due to unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

NON-PARTICIPATION

Your policy does not participate in the surplus earnings of Security Life.

DISTRIBUTION OF THE POLICIES

The principal underwriter (distributor) for our policies is ING America Equities, Inc. ING America Equities, Inc. is a wholly owned subsidiary of Security Life. It is registered as a broker-dealer with the SEC and the NASD. We pay ING America Equities, Inc. for acting as the principal underwriter under a distribution agreement.


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Corporate Benefits Variable Universal Life 38

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We sell our policies through registered representatives of other broker-dealers including, but not limited to:

     1. VESTAX Securities Corporation, a subsidiary of ING America Insurance Holdings, Inc.;

     2. Locust Street Securities, Inc., an affiliate of Security Life of Denver Insurance Company;

     3. Multi-Financial Services, Inc., an affiliate of Security Life of Denver Insurance Company; and

     4. IFG Network Securities, Inc., a subsidiary of Investors Financial Group, Inc., which is a subsidiary of ING America Insurance Holdings, Inc.

These broker-dealers have entered into selling agreements with us. They are registered with the SEC and the NASD.

Under these selling agreements, we pay a distribution allowance to broker-dealers, who then pay commissions to the registered representative who sells this policy. During the first policy year, the distribution allowance may be up to 12% of the target premium that you paid. For policy years two through four, the distribution allowance may be up to 10% of the target premium. For policy years five through ten, the distribution allowance may equal up to 2% of the target premiums that you have paid. After the tenth policy year, there is no distribution allowance.

Broker-dealers may receive annual renewal payments of 0.20% of the net account value for the first twenty years of your policy and 0.10% each year thereafter.

Compensation arrangements vary among broker-dealers and depend on particular circumstances. In addition to the above-described compensation, we may pay wholesaler fees and training allowances.

We pay distribution and other allowances from our resources which includes sales charges deducted from premiums.

ADVERTISING PRACTICES AND SALES LITERATURE

We may use advertisements and sales literature to promote this product, including:
     o articles on variable life insurance and other information published in business or financial publications;
     o   indices or rankings of investment securities; and
     o comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the variable investment options. Past performance is not indicative of future performance of the investment options or the policies and is not reflective of the actual investment experience of policyowners.

We may feature certain investment options and their managers, as well as describe asset levels and sales volumes for our products. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

SETTLEMENT PROVISIONS

You may elect to have the beneficiary(ies) receive the death proceeds other than in one payment. If you make this election, you must do so during the insured person's lifetime. If you have not made this election, the beneficiary(ies) may do so within 60 days after we receive proof of the insured person's death.

You may take your surrender value in other than one payment.

The investment performance of the variable investment options does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. A periodic payment must be at least $20. Currently, these alternate payment options are available if the proceeds are $2,000 or more.


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Corporate Benefits Variable Universal Life 39

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Option I:    PAYOUTS FOR A DESIGNATED PERIOD: Payout payments may be made on a monthly, quarterly, semi-annual, or annual basis for a period from five to thirty years. The installment dollar amounts are equal except for any excess interest. Settlement Option Table I in your policy shows the amount of the first monthly payout for each $1,000 of account value applied.


Option II:   LIFE INCOME WITH PAYOUTS GUARANTEED FOR A DESIGNATED PERIOD:
             Payout payments may be made on a monthly, quarterly, semi-annual, or annual basis throughout the lifetime of the person receiving the payment, or if longer for guaranteed periods of five, ten, fifteen, or twenty years. You choose the length of time to receive the guaranteed payments. If you choose a longer guaranteed period, the amount of your periodic payments will be lower.

             The installment dollar amounts are equal except for any excess interest. The Settlement Option Table II in your policy shows the amount of the first monthly payout for each $1,000 of account value applied. This option is available only for the ages shown in this table.

Option III:  HOLD AT INTEREST: Amounts may be left on deposit with us to be paid at the death of the person you choose to receive the payment, or at a chosen earlier date. We will pay interest at our declared rate on any unpaid balance (or at a higher rate if required by law). You may choose interest to be accumulated or be paid on a monthly, quarterly, semi-annual, or annual basis.

             You may not leave money on deposit for more than 30 years.

Option IV:   PAYOUTS OF A DESIGNATED AMOUNT: Payouts will be made until proceeds, including interest, are exhausted. Interest is at a rate we declare (or at a higher rate as required by law). Payout payment choices are on a monthly, quarterly, semi-annual, or annual basis.

Option V:    OTHER: You, as owner, may ask us to apply money under any
             options we offer at the time we pay the benefit.

The beneficiary(ies) or other person (successor to the beneficiary(ies)) who has the right to receive payments may name someone else to receive amounts that we would otherwise pay to the beneficiary's(ies') estate if he/she/they die(s). The person who has the right to receive payment may name another person, at any time. Designating another person to receive payment may have income, gift or estate tax consequences. Consult a professional tax adviser before making this designation.

We must approve an arrangement that involves someone who is to receive payment who is not a human being (for example, a corporation). We must approve a situation involving a person who is to receive payment while acting on behalf of another, called a fiduciary. We base the details of all arrangements on our rules at the time the arrangements are effective. This includes rules on the:
     o   minimum amount we pay under an option;
     o   minimum amounts for installment payments;
     o   withdrawal rights;
     o right to receive payments over time, which we may offer as a lump sum payment;
     o naming of people who have the right to receive payment and their successors; and
     o   proof of age and survival.


ADMINISTRATIVE INFORMATION ABOUT THE POLICY

VOTING PRIVILEGES

We invest the variable investment option's assets in shares of investment portfolios. We are the legal owner of the shares held in the separate account and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus, or issues requiring a vote by shareholders under the Investment Company Act of 1940.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your account value.

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Corporate Benefits Variable Universal Life 40

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We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each investment portfolio's shares have the right to one vote. The votes of all investment portfolios are cast together on a collective basis, except on issues for which the interests of the portfolios differ. In these cases, voting is done on a portfolio-by-portfolio basis.

Examples of issues that require a portfolio-by-portfolio vote are:

     1. changes in the fundamental investment policy of a particular investment portfolio; or

     2.  approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of investment portfolio shareholders. We vote any investment portfolio shares that are not attributable to policies, and any investment portfolio shares for which the owner does not give us instructions, the same way we vote as if we did receive owner instructions.

We reserve the right to vote investment portfolio shares without getting instructions from policy owners if the federal securities laws, regulations, or their interpretations change to allow this.

You may instruct us only on matters relating to the investment portfolios corresponding to divisions in which you have invested assets as of the record date set by the investment portfolio's Board for the portfolio's shareholders meeting. We determine the number of investment portfolio shares in each variable investment option that we attribute to your policy by dividing your account value allocated to that variable investment option by the net asset value of one share of the matching investment portfolio.

MATERIAL CONFLICTS

We are required to track events to identify any material conflicts arising from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the investment portfolios, Security Life, and other insurance companies participating in the investment portfolios, have this same duty. There may be a material conflict if:
     o   state insurance law or federal income tax law changes;
     o   investment management of an investment portfolio changes; or
     o voting instructions given by owners of variable life insurance policies and variable annuity contracts differ.

The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or between certain classes of owners, and these retirement plans or participants in these retirement plans.

If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect policy owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require us, we may ignore voting instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

Under the Investment Company Act of 1940, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable investment options. We cast votes credited to amounts in the variable investment options, but not credited to policies in the same proportion as votes cast by owners.

RIGHT TO CHANGE OPERATIONS

Subject to state limitations, we may from time to time make any of the following changes to our separate account:

     1.  Change the investment objective.

     2. Offer additional variable investment options which will invest in portfolios we find appropriate for policies we issue.


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Corporate Benefits Variable Universal Life 41

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     3. Eliminate variable investment options.

     4.  Combine two or more variable investment options.

     5. Substitute a new investment portfolio for a portfolio in which the division currently invests. A substitution may become necessary if, in our judgment:
         o    a portfolio no longer suits the purposes of your policy;
         o    there is a change in laws or regulations;
         o there is a change in a portfolio's investment objectives or restrictions;
         o    the portfolio is no longer available for investment; or
         o    another reason we deem a substitution is appropriate.

     6. Transfer assets related to your policy class to another separate account.

     7.  Withdraw the separate account from registration under the 1940 Act.

     8. Operate the separate account as a management investment company under the 1940 Act.

     9. Cause one or more divisions to invest in a mutual fund other than, or in addition to, the investment portfolios.

     10. Stop selling these policies.

     11. End any employer or plan trustee agreement with us under the agreement's terms.

     12. Limit or eliminate any voting rights for the separate account.

     13. Make any changes required by the 1940 Act, or its rules or regulations.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected option to another variable investment option, or to the guaranteed interest division, you may do so free of charge. Just notify us at our customer service center.

REPORTS TO OWNERS

At the end of each policy year we send a report to you that shows:
     o your total net policy death benefit (your stated death benefit plus adjustable term insurance rider death benefit, if any);
     o   your account value;
     o   your policy loan if any, plus accrued interest;
     o   your surrender value;
     o   information about the variable investment options; and
     o your account transactions during the previous year showing net premiums, transfers, deductions, loans, or withdrawals.

We also send semi-annual reports with financial information on the investment portfolios, including a list of the investment holdings of each portfolio, to you.

We send confirmation notices to you throughout the year for certain policy transactions.


CHARGES AND DEDUCTIONS

The amount of a charge may not exactly correspond to the cost incurred by us to provide the service or benefits associated with the particular policy. Many charges are not at "cost". For example, the sales charges may not cover all of the sales and distribution expenses actually incurred by us. Proceeds from other charges, including the mortality and expense risk charge or cost of insurance charges, may be used in part to cover such expenses.


DEDUCTIONS FROM PREMIUMS

We consider any payment we receive to be a premium if the insured person is not yet age 100 and you do not have an outstanding policy loan. After we deduct certain expenses from your premium payment, we add the remaining net premium to your account value.

TAX CHARGES

We pay state and local taxes in almost all states.
These taxes vary in amount from state to state and

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Corporate Benefits Variable Universal Life 42

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may vary from jurisdiction to jurisdiction within a state. Currently, state and local taxes range from 0% to 5%. In the first policy or segment year, we deduct 2.5% of each premium payment you make up to target premium to cover these taxes. Thereafter, we deduct 2.5% of all premium payments you make. This charge approximates the average tax rate we expect to pay.

In the first policy or segment year, we deduct 1.5% of each premium payment you make up to target premium. Thereafter, we deduct 1.5% of premiums you make to cover our estimated costs for the federal income tax treatment of deferred acquisition costs. This cost is determined solely by a portion of the amount of life insurance premiums we receive.

We reserve the right to increase or decrease your premium expense charge for taxes as a result of changes in the tax law, within limits set by state law. We also reserve the right to increase or decrease your premium expense charge for the federal income tax treatment of deferred acquisition costs based on any change in that cost to us.

SALES CHARGE

We deduct a percentage from each of your premium payments to compensate us for the costs we incur in selling the policies. In the first policy or segment year this charge is 2% of the premiums you pay up to target premium and 0.5% of the premiums you pay for each policy or segment year thereafter.

The sales charge helps to cover the costs of distribution, preparing our sales literature, promotional expenses, and other direct and indirect expenses. The amount charged is not specifically related to sales expenses in a particular year.


SINGLE WITHDRAWAL INVESTMENT OPTION

You have the option to designate a single withdrawal investment option from which we will take your monthly deductions and your deferred sales charge. You may make this designation at policy application or later. You may not use the loan division as your designated withdrawal investment option from which to deduct monthly deductions and the deferred sales charge.

If you do not choose a single withdrawal investment option from which to deduct monthly deductions and deferred sales charge, or if the amount in your designated withdrawal investment option is not enough to cover the monthly deductions and deferred sales charge, these charges are taken from the variable and guaranteed interest divisions in the same proportion that your account value in each division has to your total net account value as of the monthly processing date.

If you change your designated withdrawal investment option from which monthly deductions and the deferred sales charge are deducted, we consider this a premium allocation change for which there may be a charge. SEE POLICY TRANSACTION FEES, PAGE 45.


DEFERRED SALES CHARGE

We deduct a deferred sales charge that is based on a percentage of the premium payments you make in each of the first ten policy years as specified in your schedule pages. The charge is based on premium payments, but is deducted from your account value in equal installments on each of the seven policy anniversaries following the date on which you make the premium payment. Each policy segment has its own target premium and deferred sales charge. We allocate your premium payments to determine the deferred sales charges under your policy if you have more than one segment. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 25.

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Corporate Benefits Variable Universal Life 43

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The deferred sales charge compensates us for a portion of the costs we incur in selling the policies. See Changes in Death Benefit Amounts, page 25.




               |Deferred Sales Charge|
   Policy or   |  as a Percentage*   |
    Segment    |---------------------|  Deducted at
     Year      |up to     in Excess  |  Beginning of
    Premium    |Target    of Target  |   Policy or
     Paid      |Premium   Premium    |  Segment Years
 -----------------------------------------------------
      1        |  2%          1%     |    2 - 8
      2        |1.75%        N/A     |    3 - 9
      3        |1.75%        N/A     |    4 - 10
      4        |1.75%        N/A     |    5 - 11
      5        | 0.5%        N/A     |    6 - 12
      6        | 0.5%        N/A     |    7 - 13
      7        | 0.5%        N/A     |    8 - 14
      8        | 0.5%        N/A     |    9 - 15
      9        | 0.5%        N/A     |   10 - 16
     10        | 0.5%        N/A     |   11 - 17

* These are the percentages used to determine the annual deduction. The deduction will be made once each year for seven years.


MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE

We deduct charges from your account value on each monthly processing date.

MORTALITY AND EXPENSE RISK CHARGE

We deduct a charge each month for the mortality and expense risks we assume. This charge is 0.01667% per month of the amount you have in the variable investment options on the monthly processing date. This is an annual rate of 0.20%.

The mortality risk we assume is that insured people, as a group, may live less time than we estimated. We assume risk that expenses we incur in issuing and administering the policies and in operating the variable investment options are greater than the amount we estimated when we set these charges.

The mortality and expense risk charge does not apply to your account value which is invested in the guaranteed interest division or the loan division.

MONTHLY ADMINISTRATIVE CHARGE

For this policy, we charge an administrative charge of $12 per month for the first policy year and $6 per month for each policy year beyond that. The monthly administrative charge is designed to compensate us for ongoing costs such as:
     o   premium billing and collections;
     o   claim processing;
     o   policy transactions;
     o   record keeping;
     o   reporting and communications with policy owners; and
     o   other expenses and overhead.

COST OF INSURANCE CHARGE

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage under the policy, including the expected cost of paying death proceeds that are more than your account value at the insured person's death.

The cost of insurance rates may depend on the:
     o   issue age of the insured people in the group;
     o   risk class of the insured people in the group;
     o   size of the group; and
     o   total premium the group pays.

The cost of insurance charge is equal to our current monthly cost of insurance rate times the net amount at risk for each portion of your death benefit. We calculate the net amount at risk monthly, at the beginning of each policy month. For the base death benefit, the net amount at risk is calculated using the difference between the current base death benefit and your account value. We determine the amount of your account value after we deduct your policy charges due on that date, other than cost of insurance charges for the base death benefit and adjustable term insurance rider.

If your base death benefit at the beginning of a month increases (due to requirements of the federal income tax law definition of life insurance), the net amount at risk for your base death benefit for that month also increases. Similarly, the net amount at risk for your adjustable term insurance rider decreases. This means that the amount of your cost of insurance charge varies from month to month with changes in your net amount at risk, changes in the death benefit and with the increasing age of the insured person. We allocate the net amount at risk to any segments in the same proportion that each

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 44 segment has to the total stated death benefit for all coverage segments as of the monthly processing date.

We apply unisex rates where appropriate under the law. This currently includes the State of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.

Separate cost of insurance rates apply to each segment of the base death benefit and your adjustable term insurance rider.

These rates are never more than the guaranteed maximum rates shown in your policy; however, they may change from time to time. The guaranteed maximum rates for base coverage are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Table.

The maximum rates for the initial and any new segment will be printed in the schedule which we will provide to you. This may result in higher cost of insurance charges than those that would apply if the policy were on an individual instead of group basis.

CHANGES IN MONTHLY CHARGES

Changes we make in the cost of insurance charges or charges for additional benefits are for a class of insured persons. We base the new charge on changes in expectations about:
     o   investment earnings;
     o   mortality;
     o   the time policies remain in effect;
     o   expenses; and
     o   taxes.

New monthly charges will never be more than the guaranteed maximum rates shown in your policy.

CONTINUATION OF COVERAGE ADMINISTRATIVE FEE

When the insured person reaches age 100, if your policy has not been surrendered, the continuation of coverage period begins. We will charge a one-time administrative fee of $200. This charge compensates us for maintaining and servicing your policy until the death of the insured person. We then no longer charge you a monthly administrative fee.

POLICY TRANSACTION FEES

We also charge fees for certain transactions you may make under your policy. We take these fees from the variable and the guaranteed interest divisions in the same proportion that your account value in each division has to your net account value immediately after the transaction.

PARTIAL WITHDRAWALS

We deduct a service fee of $25 of the amount you request from your account value for each partial withdrawal you take to cover our costs. SEE PARTIAL WITHDRAWALS, PAGE 33.

TRANSFERS

There may be a $10 fee for each additional transfer over twelve per policy year to cover our costs. If you include multiple transfers in one request, it counts as one transfer. There is no transfer fee if you are exercising the right to exchange feature in your policy. SEE TRANSFERS OF ACCOUNT VALUE, PAGE 30, AND RIGHT TO EXCHANGE POLICY, PAGE 27.

ILLUSTRATIONS

The first policy illustration you request in a policy year is free. After that, we may charge a fee of up to $25 for each additional policy illustration you request.

PREMIUM ALLOCATION CHANGE

You may make five free premium allocation changes per policy year. After the five free premium allocation changes, we may charge you $25 for each additional premium allocation change per policy year. If you change your designated withdrawal investment option, we consider this a premium allocation charge for which there may be a charge. SEE MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE, PAGE 44.






--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 45

                     Divisions From Which We Deduct Charges



                     ACCOUNT VALUE MONTHLY CHARGES OF
                        COST OF INSURANCE CHARGES                   POLICY                        LOANS AND
                           ADMINISTRATION FEES                 TRANSACTION FEES              PARTIAL WITHDRAWALS
--------------- ------------------------------------------ -------------------------  ---------------------------------
    CHOICE      May choose one withdrawal investment       Proportionally among       May choose any withdrawal
                option, including guaranteed interest      variable and guaranteed    investment options or
                division                                   interest divisions         combination of investment
                                                                                      options, subject to requirements
--------------- ------------------------------------------ -------------------------  ---------------------------------
    DEFAULT     Proportionally among variable and          Proportionally among       Proportionally among variable
                guaranteed interest divisions              variable and guaranteed    and guaranteed interest divisions
                                                           interest divisions




GROUP OR SPONSORED ARRANGEMENTS OR CORPORATE PURCHASERS

Groups of individuals, corporations or other institutions may purchase this policy. For some group or sponsored arrangements (including employees and certain family members of employees of Security Life of Denver, its affiliates and appointed sales agents), or special exchange programs which we may offer from time to time, we may reduce or waive the:
     o   administrative charge;
     o   minimum target death benefit;
     o   target premium;
     o   sales charges;
     o   cost of insurance charges; or
     o   other charges normally assessed.

We can reduce or waive these items due to expected economies based on the characteristics of the group or sponsored arrangement or with a corporate purchaser. Group arrangements include those in which there is a trustee, an employer or an association. The group may either purchase policies covering a group of individuals or endorse a policy to a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer policies to its employees or members on an individual basis.

Our sales, administration and mortality costs generally vary with the size and stability of the group, among other factors which we take into account when we reduce charges. We make reductions to charges based on our rules in effect when we approve a policy application. We may change these rules from time to time.

We will not be unfairly discriminatory in the variation in the administrative charge, or other charges, fees and privileges. These variations are based on differences in costs or services.


OTHER CHARGES

Under current law, we pay no tax on investment income and capital gains included in variable life insurance policy reserves. This means that no charge is currently made to any variable investment option for our federal income taxes. If the tax law changes and we have federal income tax chargeable to the variable investment options, we may make such a charge in the future.


TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 46

TAX STATUS OF THE POLICY

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Internal Revenue Code Section 7702. However, there is very little guidance, with respect to policies issued on a substandard basis. Nevertheless, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

Specifically this policy must meet the requirements of the "cash value accumulation test" as specified in Code Section 7702.

Under the cash value accumulation test, there is no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to account value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age and sex at any point in time, multiplied by the account value. SEE APPENDIX A, PAGE 244, FOR A TABLE OF THE CASH VALUE ACCUMULATION TEST FACTORS.

We will at all times assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. In addition, as long as the policy remains in force, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from the policy, such as a partial withdrawal or loan. SEE TAX TREATMENT OF POLICY DEATH BENEFITS, PAGE 48.


DIVERSIFICATION REQUIREMENTS

In addition to meeting the Code Section 7702 tests, Code Section 817(h) requires separate account investments, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Our variable investment options' investment portfolios have promised they will meet the diversification standards that apply to your policy.

In certain circumstances, you, as owner of a variable life insurance contract, may be considered the owner for federal income tax purposes of the separate account assets used to support your contract. Any income and gains from the separate account assets are includable in the gross income from your policy under these circumstances. The IRS has stated in published rulings that a variable contract owner is considered the owner of separate account assets if the contract owner has "indicia of ownership" in those assets. "Indicia of ownership" includes the ability to exercise investment control over the assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 47

TAX TREATMENT OF POLICY DEATH BENEFITS

We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under section 101(a)(1) of the Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Generally, the policy owner will not be taxed on any of the policy cash value until there is a distribution. When distributions from a policy occur, or when loans are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.


MODIFIED ENDOWMENT CONTRACTS

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts," and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven policy years. Certain changes in a policy after it is issued could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.


MULTIPLE POLICIES

All modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in the policy owner's income when a taxable distribution occurs.


DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

     1. All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contact will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

     2. Loans taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

     3. A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.


DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes, if policy benefits are

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 48 reduced during the first fifteen policy years, may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a policy that is not a modified endowment contract are generally not treated as distributions. Finally, neither distributions from, nor loans from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.


INVESTMENT IN THE POLICY

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy other than a policy loan, your investment in the policy is reduced by the amount of the distribution that is tax free.


POLICY LOANS

In general, interest on a policy loan will not be deductible. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.


SECTION 1035 EXCHANGES

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one life insurance policy for another life insurance policy, or for an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. If you wish to take advantage of Section 1035, you should consult your tax adviser.


TAX-EXEMPT POLICY OWNERS

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.


POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.


CHANGES TO COMPLY WITH THE LAW

So that your policy continues to qualify as life insurance under the Code, we reserve the right to refuse to accept all or part of your premium payments, or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may:
     o   make changes to your policy or its riders; or
     o take distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies. We will give you advance notice of this change.

The tax law limits the mortality charge used to calculate whether your policy qualifies as life insurance for federal income tax purposes. We must base these calculations on reasonable mortality charges expected to be paid. The Treasury issued proposed regulations on what it considers reasonable mortality charges. We believe that the charges used for your policy should meet the Treasury's current requirement for "reasonableness." We reserve the right to make changes to the mortality charges used in the calculation if future regulations have standards which make changes necessary in order to continue to qualify your policy as life insurance for federal income tax purposes.

Additionally, assuming that you do not want your policy to be or to become a modified endowment contract, we include a policy endorsement under which we have the right to amend your policy, including riders. We do this to attempt to enable your policy to continue to meet the seven-pay test for federal income tax purposes. If the policy premium you pay is more than the seven-pay limit, we have the right to remove any excess premium or to make

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 49 any appropriate adjustments to your policy's account value and death benefit. It is not clear, however, whether we can take effective action pursuant to this endorsement under all possible circumstances to prevent a policy that has exceeded the premium limitation from being classified as a modified endowment contract.

Any increase in your death benefit will cause an increase in your cost of insurance charges.


Other

Policy owners may use our policies in various arrangements, including:
     o   qualified plans;
     o   non-qualified deferred compensation or salary continuance plans;
     o   split dollar insurance plans;
     o   executive bonus plans;
     o   retiree medical benefit plans; and
     o   other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

The transfer of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

YOU SHOULD CONSULT QUALIFIED LEGAL OR TAX ADVISERS FOR COMPLETE INFORMATION ON FEDERAL, STATE, LOCAL, AND OTHER TAX CONSIDERATIONS.



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Corporate Benefits Variable Universal Life 50

ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES, AND ACCUMULATED PREMIUMS

The following tables are intended to show how the policy works. This includes how benefits and values can vary over a long period of time. Each table also compares these values with total premiums paid with interest. The policies illustrated include:


                                                               Definition
                                                   Death        of Life          Stated                          Target
                                Smoker            Benefit      Insurance          Death                          Death
   Gender        Age            Status             Option         Test           Benefit        Premium         Benefit
   ------        ---            ------             ------         ----           -------        -------         -------
    Male          35          Non-tobacco user       1            CVAT           251,206         $10,000        251,206
    Male          35          Non-tobacco user       1            CVAT           125,603         $10,000        251,206
    Male          45          Non-tobacco user       1            CVAT           180,524         $10,000        180,524
    Male          45          Non-tobacco user       1            CVAT            90,262         $10,000        180,524
    Male          55          Non-tobacco user       1            CVAT           131,692         $10,000        131,692
    Male          55          Non-tobacco user       1            CVAT            65,846         $10,000        131,692

The tables show how death benefits, account values, and surrender values of a hypothetical policy could vary over an extended period of time, assuming the variable divisions had constant hypothetical gross annual investment returns of 0%, 6%, or 12% over the periods indicated in each table. Values would differ from those shown in the tables if the annual investment returns were not constant. The amounts shown would differ if we had used female or unisex rates.

These illustrations assume there are no policy loans.

We illustrate premium payments as if they were made at the beginning of the year. The third column of each table shows what would happen if an amount equal to the assumed premiums earned interest, after taxes, of 5% compounded annually.

The net investment return on your policy is lower than the gross investment return on the variable division. This is due to the portfolio charge for management fees and portfolio expenses. We show the effect of the net investment return in the amounts for death benefits, account values and surrender values.

The tables reflect annual investment management fees of 0.78% of the portfolios' aggregate average daily net assets. This hypothetical rate is a simple average of the investment advisory fees applying to the investment portfolios for the year ending December 31, 1998. We assume other portfolio expenses at the rate of 0.13% of the portfolios' average daily net assets. This is an average of all the portfolios' other expenses for the year ending December 31, 1998, after any absorption by investment portfolio managers has been made. The average of all portfolios' total expenses is 0.91%.

Actual fees vary by portfolio. The portfolio fees and expenses used in the illustrations are the net amounts shown after absorption of fees and expenses by the portfolio's investment manager. Absent such absorption, the total

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 51 average investment management fees, average other portfolio expenses and the average of all portfolios' total expenses used in the illustrations would have been higher (0.78%, 0.82% and 1.60%, respectively). The tables assume that the current expense reimbursement arrangements will continue. However, they may not continue through 1999.

The effect of these portfolio charges and expenses results in a net rate of return of:
     o   (0.91)% on a 0% gross rate of return;
     o   5.09% on a 6% gross rate of return; and
     o   11.09% on a 12% gross rate of return.

The tables assume that charges have been deducted including deductions from premiums, cost of insurance rider charges, monthly deductions and annual deferred sales charge, mortality and expense risk charge, administrative and sales charges. The tables show charges at our current rates. The tables also show charges at the maximum rates we guarantee in our policies. SEE MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE, PAGE 44. The tables reflect that we do not currently charge against the separate account for state or federal taxes. If we charge for the taxes in the future, it will take a higher gross rate of return than the rates shown to produce the same death benefits, account values, and surrender values.

If we are asked to do so, we will give you a comparable personal illustration based on:
     o   each insured person's age and gender;
     o   standard premium class assumptions;
     o   initial stated death benefit;
     o   the chosen death benefit option;
     o   scheduled premiums consistent with your policy form; and
     o   special features elected on your policy.

For individual policies, at issue we deliver an individualized illustration showing the scheduled premium you chose and the insured person's actual risk class. This Corporate Benefits policy is issued only to groups. For this policy, we deliver an illustration similar to the individualized illustration. However, this illustration shows a single life scheduled premium and risk class that is representative of the particular group covered by this policy. We base these hypothetical future benefits on both guaranteed and current cost factor assumptions and actual account value.






--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life
                                                        52

PROSPECT:  INSURED PERSON'S NAME
MALE 35 NON-TOBACCO USER                                     PRESENTED BY:

                                  SECURITY LIFE
                   CORPORATE BENEFITS VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:  $251,206                           DEATH BENEFIT OPTION 1
                                                        ANNUAL PREMIUM:  $10,000
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                           ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                            -----------0.00%--------         ---------12.00%---------       -----------6.00%--------
                         PREMIUM                    CASH                             CASH                            CASH
                       ACCUMULATED      ACCOUNT     SURR      DEATH      ACCOUNT     SURR      DEATH      ACCOUNT    SURR     DEATH
  YEAR     PREMIUMS       AT 5%          VALUE      VALUE    BENEFIT      VALUE      VALUE    BENEFIT      VALUE     VALUE   BENEFIT

   1         10000        10500           8646       8646     251206       9731       9731     251206       9188      9188    251206
   2         10000        21525           16909     16909     251206       19976     19976     251206      18415     18415    251206
   3         10000        33101           24889     24889     251206       31127     31127     251206      27894     27894    251206
   4         10000        45256           32587     32587     251206       43286     43286     251206      37635     37635    251206
   5         10000        58019           40002     40002     251206       56563     56563     251206      47650     47650    251206
   6         10000        71420           47260     47260     251206       71223     71223     251206      58084     58084    251206
   7         10000        85491           54357     54357     251206       87336     87336     290829      68958     68958    251206
   8           -          89766           51820     51820     251206       94477     94477     304784      70247     70247    251206
   9           -          94254           49736     49736     251206      103072     103072    322099      72179     72179    251206
   10          -          98967           47777     47777     251206      112684     112684    341207      74338     74338    251206
   15          -         126309           38832     38832     251206      178753     178753    464578      88063     88063    251206
   20          -         161206           27853     27853     251206      282963     282963    635534      104367    104367   251206
   25          -         205745           11867     11867     251206      443071     443071    869306      122350    122350   251206
   30          -         262588             -         -      2512066      685684     685684   1187606      141945    141945   251206

 AGE 65        -         275717             -         -         -         746915     746915   1263781      146004    146004   251206


The expense charges and cost of insurance rates will never be greater than those which were used to calculate the above values.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the divisions of the variable account and the guaranteed interest division and the investment experience of the divisions. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 53

PROSPECT:  INSURED PERSON'S NAME
MALE 35 NON-TOBACCO USER                                  PRESENTED BY:

                                  SECURITY LIFE
                   CORPORATE BENEFITS VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:  $251,206                           DEATH BENEFIT OPTION 1
                                                        ANNUAL PREMIUM:  $10,000
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                          -----------0.00%--------         ---------12.00%---------       -----------6.00%----------
                         PREMIUM                    CASH                             CASH                            CASH
                       ACCUMULATED      ACCOUNT     SURR      DEATH      ACCOUNT     SURR      DEATH      ACCOUNT    SURR     DEATH
  YEAR     PREMIUMS       AT 5%          VALUE      VALUE    BENEFIT      VALUE      VALUE    BENEFIT      VALUE     VALUE   BENEFIT

   1         10000        10500           9040       9040     251206       10149     10149     251206       9594      9594    251206
   2         10000        21525           17904     17904     251206       21424     21424     251206      19470     19470    251206
   3         10000        33101           26495     26495     251206       33731     33731     251206      29644     29644    251206
   4         10000        45256           34817     34817     251206       47182     47182     251206      40130     40130    251206
   5         10000        58019           42872     42872     251206       61904     61904     251206      50944     50944    251206
   6         10000        71420           50787     50787     251206       78170     78170     268828      62235     62235    251206
   7         10000        85491           58560     58560     251206       96121     96121     320082      74022     74022    251206
   8           -          89766           56742     56742     251206      105358     105358    339886      76308     76308    251206
   9           -          94254           55226     55226     251206      115796     115796    361864      79113     79113    251206
   10          -          98967           53883     53883     251206      127532     127532    386166      82227     82227    251206
   15          -         126309           48846     48846     251206      209971     209971    545714      102086    102086   265322
   20          -         161206           43766     43766     251206      346275     346275    777734      127313    127313   285945
   25          -         205745           37420     37420     251206      568854     568854   1116092      158175    158175   310338
   30          -         262588           28265     28265     251206      928225     928225   1607686      195230    195230   338138

 AGE 65        -         275717           25906     25906     251206      1022755   1022755   1730502      203435    203435   344213


The current cost of insurance rates are subject to change. Account values will vary from those illustrated if actual rates differ from those assumed. Current mortality charge rates are based on current mortality experience and are not dependent upon future improvements in underlying mortality.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results and policy charges may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the divisions of the variable account and the guaranteed interest division and the investment experience of the divisions. No representation can be made that these hypothetical gross investments returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 54

PROSPECT:  INSURED PERSON'S NAME
MALE 35 NON-TOBACCO USER                                    PRESENTED BY:

                                  SECURITY LIFE
                   CORPORATE BENEFITS VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:  $125,603                           DEATH BENEFIT OPTION 1
INITIAL ADJUSTABLE TERM RIDER:  $125,603                ANNUAL PREMIUM:  $10,000
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                           ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                            -----------0.00%--------         ---------12.00%---------       -----------6.00%--------
                           PREMIUM                    CASH                           CASH                            CASH
                         ACCUMULATED      ACCOUNT     SURR      DEATH      ACCOUNT   SURR      DEATH      ACCOUNT    SURR     DEATH
  YEAR     PREMIUMS         AT 5%          VALUE      VALUE    BENEFIT      VALUE    VALUE    BENEFIT      VALUE     VALUE   BENEFIT

   1         10000        10500           8876       8876     251206       9993       9993     251206       9434      9434    251206
   2         10000        21525           17116     17116     251206       20247     20247     251206      18654     18654    251206
   3         10000        33101           25155     25155     251206       31501     31501     251206      28210     28210    251206
   4         10000        45256           32992     32992     251206       43884     43884     251206      38128     38128    251206
   5         10000        58019           40640     40640     251206       57532     57532     251206      48437     48437    251206
   6         10000        71420           48164     48164     251206       72665     72665     251206      59227     59227    251206
   7         10000        85491           55560     55560     251206       89321     89321     297440      70524     70524    251206
   8           -          89766           53330     53330     251206       97087     97087     313204      72283     72283    251206
   9           -          94254           51485     51485     251206      106313     106313    332228      74654     74654    251206
   10          -          98967           49658     49658     251206      116522     116522    352829      77184     77184    251206
   15          -         126309           40156     40156     251206      185354     185354    481734      92017     92017    251206
   20          -         161206           27885     27885     251206      293429     293429    659042      109443    109443   251206
   25          -         205745           9895       9895     251206      459477     459477    901493      129105    129105   253303
   30          -         262588             -         -         -         711090     711090   1231607      151023    151023   261573

 AGE 65        -         275717             -         -         -         774592     774592   1310610      155567    155567   263219


The expense charges and cost of insurance rates will never be greater than those which were used to calculate the above values.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the divisions of the variable account and the guaranteed interest division and the investment experience of the divisions. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 55

PROSPECT:  INSURED PERSON'S NAME
MALE 35 NON-TOBACCO USER                                    PRESENTED BY:

                                  SECURITY LIFE
                   CORPORATE BENEFITS VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:  $125,603                           DEATH BENEFIT OPTION 1
INITIAL ADJUSTABLE TERM RIDER:  $125,603                ANNUAL PREMIUM:  $10,000
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                            -----------0.00%--------         ---------12.00%---------     -----------6.00%----------
                           PREMIUM                    CASH                             CASH                          CASH
                         ACCUMULATED      ACCOUNT     SURR      DEATH      ACCOUNT     SURR      DEATH    ACCOUNT    SURR     DEATH
  YEAR     PREMIUMS         AT 5%          VALUE      VALUE    BENEFIT      VALUE      VALUE    BENEFIT    VALUE     VALUE   BENEFIT

   1         10000        10500           9336       9336     251206       10482     10482     251206       9909      9909    251206
   2         10000        21525           18246     18246     251206       21848     21848     251206      19853     19853    251206
   3         10000        33101           26970     26970     251206       34354     34354     251206      30189     30189    251206
   4         10000        45256           35509     35509     251206       48123     48123     251206      40938     40938    251206
   5         10000        58019           43866     43866     251206       63294     63294     251206      52120     52120    251206
   6         10000        71420           52104     52104     251206       80084     80084     275408      63823     63823    251206
   7         10000        85491           60223     60223     251206       98640     98640     328471      76069     76069    253311
   8           -          89766           58771     58771     251206      108576     108576    350267      78863     78863    254411
   9           -          94254           57568     57568     251206      119732     119732    374161      82149     82149    256714
   10          -          98967           56448     56448     251206      132164     132164    400192      85674     85674    259420
   15          -         126309           51585     51585     251206      218129     218129    566918      106806    106806   277588
   20          -         161206           46380     46380     251206      359748     359748    807994      133217    133217   299206
   25          -         205745           39931     39931     251206      591005     591005   1159552      165529    165529   324767
   30          -         262588           30708     30708     251206      964388     964388   1670320      204326    204326   353892

 AGE 65        -         275717           28341     28341     251206      1062603   1062603   1797925      212917    212917   360255


The current cost of insurance rates are subject to change. Account values will vary from those illustrated if actual rates differ from those assumed. Current mortality charge rates are based on current mortality experience and are not dependent upon future improvements in underlying mortality.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results and policy charges may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the divisions of the variable account and the guaranteed interest division and the investment experience of the divisions. No representation can be made that these hypothetical gross investments returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 56

PROSPECT:  INSURED PERSON'S NAME
MALE 45 NON-TOBACCO USER                                   PRESENTED BY:

                                  SECURITY LIFE
                   CORPORATE BENEFITS VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:  $180,524                           DEATH BENEFIT OPTION 1
                                                        ANNUAL PREMIUM:  $10,000
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                           ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                            -----------0.00%--------         ---------12.00%---------     -----------6.00%----------
                           PREMIUM                    CASH                           CASH                            CASH
                         ACCUMULATED      ACCOUNT     SURR      DEATH      ACCOUNT   SURR      DEATH      ACCOUNT    SURR     DEATH
  YEAR     PREMIUMS         AT 5%          VALUE      VALUE    BENEFIT      VALUE    VALUE    BENEFIT      VALUE     VALUE   BENEFIT

   1         10000        10500           8378       8378     180524       9447       9447     180524       8912      8912    180524
   2         10000        21525           16365     16365     180524       19369     19369     180524      17841     17841    180524
   3         10000        33101           24067     24067     180524       30165     30165     180524      27003     27003    180524
   4         10000        45256           31488     31488     180524       41941     41941     180524      36417     36417    180524
   5         10000        58019           38629     38629     180524       54812     54812     180524      46098     46098    180524
   6         10000        71420           45618     45618     180524       69054     69054     180524      56197     56197    180524
   7         10000        85491           52452     52452    1805244       84704     84704     207440      66737     66737    180524
   8           -          89766           49611     49611     180524       91305     91305     217122      67654     67654    180524
   9           -          94254           47179     47179     180524       99266     99266     229404      69171     69171    180524
   10          -          98967           44813     44813     180524      108132     108132    242864      70863     70863    180524
   15          -         126309           32771     32771    1805244      168120     168120    329851      81407     81407    180524
   20          -         161206           15904     15904     180524      259897     259897    450141      92771     92771    180524
   25          -         205745             -         -         -         396021     396021    613832      103209    103209   180524
   30          -         262588             -         -         -         594104     594104    835310      110839    110839   180524

 AGE 65        -         169267           11447     11447     180524      283058     283058    478935      94966     94966    180524


The expense charges and cost of insurance rates will never be greater than those which were used to calculate the above values.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the divisions of the variable account and the guaranteed interest division and the investment experience of the divisions. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 57

PROSPECT:  INSURED PERSON'S NAME
MALE 45 NON-TOBACCO USER                                    PRESENTED BY:

                                  SECURITY LIFE
                   CORPORATE BENEFITS VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:  $180,524                           DEATH BENEFIT OPTION 1
                                                        ANNUAL PREMIUM:  $10,000
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                            -----------0.00%--------         ---------12.00%---------     -----------6.00%----------
                           PREMIUM                    CASH                            CASH                           CASH
                         ACCUMULATED      ACCOUNT     SURR      DEATH      ACCOUNT    SURR     DEATH      ACCOUNT    SURR     DEATH
  YEAR     PREMIUMS         AT 5%          VALUE      VALUE    BENEFIT      VALUE     VALUE   BENEFIT      VALUE     VALUE   BENEFIT

   1         10000        10500           9009       9009     180524       10116     10116     180524       9562      9562    180524
   2         10000        21525           17826     17826     180524       21339     21339     180524      19389     19389    180524
   3         10000        33101           26360     26360     180524       33578     33578     180524      29500     29500    180524
   4         10000        45256           34614     34614     180524       46947     46947     180524      39911     39911    180524
   5         10000        58019           42593     42593     180524       61573     61573     180524      50639     50639    180524
   6         10000        71420           50425     50425     180524       77729     77729     196034      61835     61835    180524
   7         10000        85491           58109     58109     180524       95529     95529     233951      73522     73522    180524
   8           -          89766           56187     56187     180524      104581     104581    248692      75693     75693    180524
   9           -          94254           54554     54554     180524      114794     114794    265288      78373     78373    181119
   10          -          98967           53079     53079     180524      126259     126259    283577      81348     81348    182708
   15          -         126309           47059     47059     180524      206258     206258    404678      100212    100212   196615
   20          -         161206           39906     39906     180524      336263     336263    582408      123541    123541   213973
   25          -         205745           29400     29400     180524      543848     543848    842964      151100    151100   234204
   30          -         262588           12063     12063     180524      870638     870638   1224117      182955    182955   257234

 AGE 65        -         169267           38146     38146     180524      370460     370460    626818      128706    128706   217771


The current cost of insurance rates are subject to change. Account values will vary from those illustrated if actual rates differ from those assumed. Current mortality charge rates are based on current mortality experience and are not dependent upon future improvements in underlying mortality.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results and policy charges may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the divisions of the variable account and the guaranteed interest division and the investment experience of the divisions. No representation can be made that these hypothetical gross investments returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 58

PROSPECT:  INSURED PERSON'S NAME
MALE 45 NON-TOBACCO USER                                   PRESENTED BY:

                                  SECURITY LIFE
                   CORPORATE BENEFITS VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:  $90,262                            DEATH BENEFIT OPTION 1
INITIAL ADJUSTABLE TERM RIDER:  $90,262                 ANNUAL PREMIUM:  $10,000
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                           ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                            -----------0.00%--------         ---------12.00%---------     -----------6.00%----------
                           PREMIUM                    CASH                            CASH                           CASH
                         ACCUMULATED      ACCOUNT     SURR      DEATH      ACCOUNT    SURR     DEATH      ACCOUNT    SURR     DEATH
  YEAR     PREMIUMS         AT 5%          VALUE      VALUE    BENEFIT      VALUE     VALUE   BENEFIT      VALUE     VALUE   BENEFIT

   1         10000        10500           8573       8573     180524       9671       9671     180524       9122      9122    180524
   2         10000        21525           16496     16496     180524       19556     19556     180524      17998     17998    180524
   3         10000        33101           24213     24213     180524       30397     30397     180524      27189     27189    180524
   4         10000        45256           31726     31726     180524       42339     42339     180524      36726     36726    180524
   5         10000        58019           39056     39056     180524       55533     55533     180524      46655     46655    180524
   6         10000        71420           46275     46275     180524       70215     70215     180524      57074     57074    180524
   7         10000        85491           53380     53380     180524       86374     86374     211531      68014     68014    180524
   8           -          89766           50807     50807     180524       93562     93562     222489      69375     69375    180524
   9           -          94254           48563     48563     180524      102110     102110    235977      71306     71306    180524
   10          -          98967           46266     46266     180524      111522     111522    250477      73343     73343    180524
   15          -         126309           33132     33132     180524      173890     173890    341173      84836     84836    180524
   20          -         161206           14012     14012     180524      268832     268832    465618      97118     97118    180524
   25          -         205745             -         -         -         409652     409652    634961      108979    108979   180524
   30          -         262588             -         -         -         614569     614569    864084      119077    119077   180524

 AGE 65        -         169267           8942       8942     180524      292793     292793    495406      99547     99547    180524


The expense charges and cost of insurance rates will never be greater than those which were used to calculate the above values.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the divisions of the variable account and the guaranteed interest division and the investment experience of the divisions. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 59

PROSPECT:  INSURED PERSON'S NAME
MALE 45 NON-TOBACCO USER                                   PRESENTED BY:

                                  SECURITY LIFE
                   CORPORATE BENEFITS VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:  $90,262                            DEATH BENEFIT OPTION 1
INITIAL ADJUSTABLE TERM RIDER:  $90,262                 ANNUAL PREMIUM:  $10,000
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                            -----------0.00%--------         ---------12.00%---------     -----------6.00%----------
                           PREMIUM                    CASH                            CASH                           CASH
                         ACCUMULATED      ACCOUNT     SURR      DEATH      ACCOUNT    SURR     DEATH      ACCOUNT    SURR     DEATH
  YEAR     PREMIUMS         AT 5%          VALUE      VALUE    BENEFIT      VALUE     VALUE   BENEFIT      VALUE     VALUE   BENEFIT

   1         10000        10500           9305       9305     180524       10449     10449     180524       9877      9877    180524
   2         10000        21525           18169     18169     180524       21764     21764     180524      19772     19772    180524
   3         10000        33101           26835     26835     180524       34201     34201     180524      30045     30045    180524
   4         10000        45256           35307     35307     180524       47888     47888     180524      40720     40720    180524
   5         10000        58019           43589     43589     180524       62965     62965     180524      51817     51817    180524
   6         10000        71420           51745     51745     180524       79643     79643     200860      63427     63427    180524
   7         10000        85491           59777     59777     180524       98046     98046     240116      75574     75574    185080
   8           -          89766           58223     58223     180524      107792     107792    256330      78253     78253    186085
   9           -          94254           56905     56905     180524      118717     118717    274356      81411     81411    188140
   10          -          98967           55657     55657     180524      130872     130872    293939      84792     84792    190443
   15          -         126309           49840     49840     180524      214323     214323    420502      104883    104883   205781
   20          -         161206           42614     42614     180524      349430     349430    605213      129319    129319   223980
   25          -         205745           32098     32098     180524      565161     565161    875999      158185    158185   245187
   30          -         262588           14858     14858     180524      904777     904777   1272116      191552    191552   269323

 AGE 65        -         169267           40847     40847     180524      384969     384969    651367      134729    134729   227961


The current cost of insurance rates are subject to change. Account values will vary from those illustrated if actual rates differ from those assumed. Current mortality charge rates are based on current mortality experience and are not dependent upon future improvements in underlying mortality.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results and policy charges may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the divisions of the variable account and the guaranteed interest division and the investment experience of the divisions. No representation can be made that these hypothetical gross investments returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 60

PROSPECT:  INSURED PERSON'S NAME
MALE 55 NON-TOBACCO USER                                   PRESENTED BY:

                                  SECURITY LIFE
                   CORPORATE BENEFITS VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:  $131,692                           DEATH BENEFIT OPTION 1
                                                        ANNUAL PREMIUM:  $10,000
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                           ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                            -----------0.00%--------         ---------12.00%---------     -----------6.00%----------
                           PREMIUM                    CASH                           CASH                            CASH
                         ACCUMULATED      ACCOUNT     SURR      DEATH      ACCOUNT   SURR      DEATH      ACCOUNT    SURR     DEATH
  YEAR     PREMIUMS         AT 5%          VALUE      VALUE    BENEFIT      VALUE    VALUE    BENEFIT      VALUE     VALUE   BENEFIT

   1         10000        10500           7875       7875     131692       8914       8914     131692       8394      8394    131692
   2         10000        21525           15352     15352     131692       18242     18242     131692      16771     16771    131692
   3         10000        33101           22546     22546     131692       28393     28393     131692      25359     25359    131692
   4         10000        45256           29462     29462     131692       39483     39483     131692      34184     34184    131692
   5         10000        58019           36109     36109     131692       51646     51646     131692      43271     43271    131692
   6         10000        71420           42615     42615     131692       65179     65179     131692      52783     52783    131692
   7         10000        85491           48983     48983     131692       80086     80086     149280      62763     62763    131692
   8           -          89766           45591     45591     131692       85835     85835     156048      63049     63049    131692
   9           -          94254           42510     42510     131692       92818     92818     164659      63865     63865    131692
   10          -          98967           39385     39385     131692      100562     100562    174173      64779     64779    131692
   15          -         126309           21175     21175     131692      152064     152064    235699      70012     70012    131692
   20          -         161206             -         -         -         227849     227849    320356      72199     72199    131692
   25          -         205745             -         -         -         334856     334856    434978      64117     64117    131692
   30          -         262588             -         -         -         484522     484522    590148      25667     25667    131692

 AGE 65        -         103915           36184     36184     131692      109124     109124    184637      65791     65791    131692


The expense charges and cost of insurance rates will never be greater than those which were used to calculate the above values.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the divisions of the variable account and the guaranteed interest division and the investment experience of the divisions. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 61

PROSPECT:  INSURED PERSON'S NAME
MALE 55 NON-TOBACCO USER                                  PRESENTED BY:

                                  SECURITY LIFE
                   CORPORATE BENEFITS VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:  $131,692                           DEATH BENEFIT OPTION 1
                                                        ANNUAL PREMIUM:  $10,000
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                            -----------0.00%--------         ---------12.00%---------     -----------6.00%----------
                           PREMIUM                    CASH                           CASH                            CASH
                         ACCUMULATED      ACCOUNT     SURR      DEATH      ACCOUNT   SURR      DEATH      ACCOUNT    SURR     DEATH
  YEAR     PREMIUMS         AT 5%          VALUE      VALUE    BENEFIT      VALUE    VALUE    BENEFIT      VALUE     VALUE   BENEFIT

   1         10000        10500           8854       8854     131692       9953       9953     131692       9403      9403    131692
   2         10000        21525           17519     17519     131692       20998     20998     131692      19065     19065    131692
   3         10000        33101           25903     25903     131692       33047     33047     131692      29005     29005    131692
   4         10000        45256           34003     34003     131692       46212     46212     131692      39238     39238    131692
   5         10000        58019           41825     41825     131692       60626     60626     131692      49781     49781    131692
   6         10000        71420           49497     49497     131692       76547     76547     146357      60790     60790    131692
   7         10000        85491           57023     57023     131692       94039     94039     175289      72295     72295    134757
   8           -          89766           54909     54909     131692      102717     102717    186740      74260     74260    135004
   9           -          94254           53047     53047     131692      112477     112477    199534      76705     76705    136075
   10          -          98967           51301     51301     131692      123395     123395    213720      79415     79415    137547
   15          -         126309           43088     43088     131692      198574     198574    307789      96362     96362    149361
   20          -         161206           31300     31300     131692      317601     317601    446547      116533    116533   163845
   25          -         205745           11940     11940     131692      503653     503653    654245      139732    139732   181512
   30          -         262588             -         -         -         791836     791836    964456      166133    166133   202350

 AGE 65        -         103915           49660     49660     131692      135580     135580    229401      82396     82396    139414


The current cost of insurance rates are subject to change. Account values will vary from those illustrated if actual rates differ from those assumed. Current mortality charge rates are based on current mortality experience and are not dependent upon future improvements in underlying mortality.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results and policy charges may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the divisions of the variable account and the guaranteed interest division and the investment experience of the divisions. No representation can be made that these hypothetical gross investments returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 62

PROSPECT:  INSURED PERSON'S NAME
MALE 55 NON-TOBACCO USER                                  PRESENTED BY:

                                  SECURITY LIFE
                   CORPORATE BENEFITS VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:  $65,846                            DEATH BENEFIT OPTION 1
INITIAL ADJUSTABLE TERM RIDER:  $65,846                 ANNUAL PREMIUM:  $10,000
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                           ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                            -----------0.00%--------         ---------12.00%---------     -----------6.00%----------
                           PREMIUM                    CASH                           CASH                            CASH
                         ACCUMULATED      ACCOUNT     SURR      DEATH      ACCOUNT   SURR      DEATH      ACCOUNT    SURR     DEATH
  YEAR     PREMIUMS         AT 5%          VALUE      VALUE    BENEFIT      VALUE    VALUE    BENEFIT      VALUE     VALUE   BENEFIT

   1         10000        10500           8000       8000     131692       9065       9065     131692       8532      8532    131692
   2         10000        21525           15336     15336     131692       18264     18264     131692      16773     16773    131692
   3         10000        33101           22460     22460     131692       28350     28350     131692      25293     25293    131692
   4         10000        45256           29375     29375     131692       39486     39486     131692      34128     34128    131692
   5         10000        58019           36116     36116     131692       51866     51866     131692      43363     43363    131692
   6         10000        71420           42766     42766     131692       65756     65756     131692      53109     53109    131692
   7         10000        85491           49333     49333     131692       81112     81112     151192      63427     63427    131692
   8           -          89766           46112     46112     131692       87378     87378     158852      64090     64090    131692
   9           -          94254           43095     43095     131692       94869     94869     168297      65244     65244    131692
   10          -          98967           39877     39877     131692      103070     103070    178518      66418     66418    131692
   15          -         126309           19370     19370     131692      156337     156337    242322      71939     71939    131692
   20          -         161206             -         -         -         234264     234264    329376      73376     73376    131692
   25          -         205745             -         -         -         344297     344297    447241      61040     61040    131692
   30          -         262588             -         -         -         498194     498194    606801       3585      3585    131692

 AGE 65        -         103915           36422     36422     131692      112033     112033    189560      67604     67604    131692


The expense charges and cost of insurance rates will never be greater than those which were used to calculate the above values.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the divisions of the variable account and the guaranteed interest division and the investment experience of the divisions. No representation can be made that these hypothetical gross investment returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 63

PROSPECT:  INSURED PERSON'S NAME
MALE 55 NON-TOBACCO USER                                  PRESENTED BY:

                                  SECURITY LIFE
                   CORPORATE BENEFITS VARIABLE UNIVERSAL LIFE

STATED DEATH BENEFIT:  $65,846                            DEATH BENEFIT OPTION 1
INITIAL ADJUSTABLE TERM RIDER:  $65,846                 ANNUAL PREMIUM:  $10,000
                                                    CASH VALUE ACCUMULATION TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                            -----------0.00%--------         ---------12.00%---------     -----------6.00%----------
                           PREMIUM                    CASH                           CASH                            CASH
                         ACCUMULATED      ACCOUNT     SURR      DEATH      ACCOUNT   SURR      DEATH      ACCOUNT    SURR     DEATH
  YEAR     PREMIUMS         AT 5%          VALUE      VALUE    BENEFIT      VALUE    VALUE    BENEFIT      VALUE     VALUE   BENEFIT

   1         10000        10500           9151       9151     131692       10286     10286     131692       9718      9718    131692
   2         10000        21525           17863     17863     131692       21424     21424     131692      19448     19448    131692
   3         10000        33101           26379     26379     131692       33672     33672     131692      29553     29553    131692
   4         10000        45256           34699     34699     131692       47157     47157     131692      40050     40050    131692
   5         10000        58019           42826     42826     131692       62026     62026     131692      50966     50966    131692
   6         10000        71420           50826     50826     131692       78465     78465     150026      62394     62394    131692
   7         10000        85491           58705     58705     131692       96557     96557     179982      74351     74351    138590
   8           -          89766           56967     56967     131692      105923     105923    192568      76814     76814    139647
   9           -          94254           55431     55431     131692      116385     116385    206467      79724     79724    141430
   10          -          98967           53925     53925     131692      127979     127979    221660      82824     82824    143452
   15          -         126309           46014     46014     131692      206475     206475    320036      100919    100919   156424
   20          -         161206           34339     34339     131692      330256     330256    464340      122063    122063   171620
   25          -         205745           15292     15292     131692      523740     523740    680338      146382    146382   190150
   30          -         262588             -         -         -         823435     823435   1002943      174057    174057   212002

 AGE 65        -         103915           52438     52438     131692      140812     140812    238254      86121     86121    145716


The current cost of insurance rates are subject to change. Account values will vary from those illustrated if actual rates differ from those assumed. Current mortality charge rates are based on current mortality experience and are not dependent upon future improvements in underlying mortality.

The hypothetical gross rates of return shown are illustrative only and should not be deemed as a representation of past or future investment results. Actual investment results and policy charges may be more or less than those shown and will depend on a number of factors, including the investment allocations made to the divisions of the variable account and the guaranteed interest division and the investment experience of the divisions. No representation can be made that these hypothetical gross investments returns can be achieved for any one year or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 64

ADDITIONAL INFORMATION

DIRECTORS AND OFFICERS

Set forth below is information regarding the directors and principal officers of Security Life of Denver Insurance Company. Security Life's address, and the business address of each person named, except as noted with one or two asterisks (*/**), is Security Life Center, 1290 Broadway, Denver, Colorado 80203-5699. The business address of each person denoted with one asterisk (*) is ING North America Insurance Corporation, 5780 Powers Ferry Road, Atlanta, Georgia 30327-4390. The business address of each person denoted with two asterisks (**) is Security Life of Denver Insurance Company, 9140 Arrowpoint Blvd., Suite 400, Charlotte, North Carolina 28273.


Name and Principal
Business and Address         Position and Offices with Security Life of Denver
--------------------         -------------------------------------------------

Stephen M. Christopher       Chairman, President and Chief Executive Officer

Thomas F. Conroy             Director, President, ING Reinsurance

Michael W. Cunningham*       Director, Executive Vice President

Linda B. Emory*              Director

P. Randall Lowery*           Director

Jess A. Skriletz             Chief Executive Officer and General Manager, ING
                             Reinsurance and ING Institutional Markets

Gregory G. McGreevey         President, ING Institutional Markets

Jerome J. Cwiok*             Executive Vice President and Chief Operations
                             Officer

James L. Livingston, Jr.     Executive Vice President and Chief Actuary

Jeffrey R. Messner           Executive Vice President and Chief Marketing
                             Officer

John R. Barmeyer*            Senior Vice President, Chief Legal Officer

Wayne D. Bidelman            Senior Vice President, CCRC

Eugene L. Copeland           Senior Vice President and General Counsel, ING
                             Reinsurance
Arnold A. Dicke              Senior Vice President, Chief Actuary, ING
                             Reinsurance

Charles LeDoyen**            Senior Vice President, Structured Settlements


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 65

Name and Principal
Business and Address         Position and Offices with Security Life of Denver
--------------------         -------------------------------------------------

Terry L. Morrison            Senior Vice President, New Business Operations

Jeffery W. Seel*             Senior Vice President, Chief Investment Officer

Mark A. Smith                Senior Vice President, Customer Service Operations

Lawrence D. Taylor           Senior Vice President, Product Management Group

William D. Tyler*            Senior Vice President, Chief Information Officer

Katherine Anderson           Vice President, Chief Product Actuary, ING
                             Reinsurance

Evelyn A. Bentz              Vice President, M Financial Sales

Joseph H. Bradford, III      Vice President, Communications

Thomas Kirby Brown, Jr.      Vice President, Operations, ING Institutional
                             Markets

Douglas W. Campbell          Vice President, Agency Sales

Kim M. Curley                Vice President, Valuation

Stanley F. Eckert            Vice President, National Marketing

Shari A. Enger               Vice President and Controller

Larry D. Erb                 Vice President, Information Technology

Nathan E. Eshelman           Vice President, Product Development

Martha K. Evans              Vice President, Variable Operations

Fitz E. Fisher               Vice President, Information Technology

Craig Fowler                 Vice President, Risk Management and Chief Actuary,
                             ING Institutional Markets

Deborah B. Holden*           Vice President, Corporate Benefits

Brian Holland                Vice President, Domestic and International Risk
                             Management

Thomas D. Hull               Vice President, Product Development


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 66

Name and Principal
Business and Address         Position and Offices with Security Life of Denver
--------------------         -------------------------------------------------

Kenneth R. Kiefer**          Vice President, Structured Settlements, Operations

Stephen F. Kraysler          Vice President, Structured Reinsurance

C. Lynn McPherson*           Vice President

Sue A. Miskie                Vice President, Corporate Services

David S. Pendergrass*        Vice President and Treasury Officer

Stephen R. Pryde             Vice President, Business Operations

Christiaan M. Rutten         Vice President, International Reinsurance

Shelley Ray Schaal-Pettet    Vice President, Human Resources

Casey J. Scott               Vice President, National Marketing

Alan C. Singer               Vice President, Customer Relations and Regulatory
                             Compliance

Jerome M. Strop              Vice President, Strategic Marketing

Gary W. Waggoner             Vice President, General Counsel and Corporate
                             Secretary

Amy L. Winsor                Vice President and Treasurer

William Wojciechowski*       Vice President, CCRC

Jay Thomas Wolfmeier         Vice President and Chief Underwriter

Eric G. Banta                Assistant Secretary

Roger O. Beebe               Actuarial Officer

John B. Dickinson            Actuarial Officer

Relda A. Fleshman            Deputy General Counsel

Shirley A. Knarr             Actuarial Officer

Glen E. Stark                Actuarial Officer

William J. Wagner            Actuarial Officer


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 67

REGULATION

We are regulated and supervised by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado which periodically examines our financial condition and operations. In addition, we are subject to the insurance laws and regulations in every jurisdiction in which we do business. As a result, the provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We are required to submit annual statements, including financial statements, of our operations and finances to the insurance departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

We are also subject to various federal securities laws and regulations.


LEGAL MATTERS

The legal matters in connection with the policy described in this prospectus have been passed on by the General Counsel of Security Life. Sutherland Asbill & Brennan LLP has provided advice on certain matters relating to the federal securities laws.


LEGAL PROCEEDINGS

Security Life, as an insurance company, is ordinarily involved in litigation. We do not believe that any current litigation is material to Security Life's ability to meet its obligations under the policy or to the variable account, and we do not expect to incur significant losses from such actions. ING America Equities, Inc., the principal underwriter and distributor of the policy, is not engaged in any litigation of any material nature.

EXPERTS

The consolidated financial statements of Security Life of Denver Insurance Company and Subsidiaries at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, and the financial statements of the Security Life Separate Account L1 at December 31, 1998, and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. Other financial statements included in the prospectus are unaudited.

Actuarial matters in this prospectus have been examined by James L. Livingston, Jr., F.S.A., M.A.A.A., who is Executive Vice President and Chief Actuary of Security Life. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.


REGISTRATION STATEMENT

We have filed a Registration Statement relating to the Variable Account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. The additional information may be obtained from the SEC's principal office in Washington, DC. There is a charge for this material.












--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 68

                              FINANCIAL STATEMENTS




The consolidated financial statements of Security Life of Denver Insurance Company and Subsidiaries ("Security Life and Subsidiaries") at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, are prepared in accordance with generally accepted accounting principles and start on page 71.

The financial statements included for the Security Life Separate Account L1 at December 31, 1998 and for each of the three years in the period ended December 31, 1998, are prepared in accordance with generally accepted accounting principles and represent those divisions that had commenced operations by that date.

The consolidated financial statements of Security Life and Subsidiaries, as well as the financial statements included for the Security Life Separate Account L1 referred to above have been audited by Ernst & Young LLP. The consolidated financial statements of Security Life and Subsidiaries should be distinguished from the financial statements of the Security Life Separate Account L1 and should be considered only as bearing upon the ability of Security Life and Subsidiaries to meet its obligations under the policies. They should not be considered as bearing upon the investment experience of the divisions of Security Life Separate Account L1.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 69

                      [THIS PAGE INTENTIONALLY LEFT BLANK]











--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 70

                                    Consolidated Financial Statements

                                    Security Life of Denver
                                    Insurance Company
                                    and Subsidiaries


                                    Years ended December 31, 1998, 1997 and 1996 with Report of Independent Auditors





















--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 71

           Security Life of Denver Insurance Company and Subsidiaries

                        Consolidated Financial Statements


                  Years ended December 31, 1998, 1997 and 1996





                                    CONTENTS

Report of Independent Auditors ...............................................73

Audited Consolidated Financial Statements

Consolidated Balance Sheets ..................................................74
Consolidated Statements of Income ............................................76
Consolidated Statements of Comprehensive Income...............................77
Consolidated Statements of Stockholder's Equity ..............................78
Consolidated Statements of Cash Flows ........................................79
Notes to Consolidated Financial Statements ...................................81







--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 72

[Logo of Ernst & Young LLP appears here]




                         Report of Independent Auditors

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying consolidated balance sheets of Security Life of Denver Insurance Company (a wholly-owned subsidiary of ING America Insurance Holdings, Inc.) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Life of Denver Insurance Company and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


Denver, Colorado                                           /s/ Ernst & Young LLP

April 5, 1999






--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 73

           Security Life of Denver Insurance Company and Subsidiaries

                           Consolidated Balance Sheets

                             (Dollars in Thousands)


                                                                         DECEMBER 31
                                                                  1998                 1997
                                                              --------------------------------

Assets
Investments (Notes 2 and 3):
   Fixed maturities, at fair value (amortized cost:
     1998--$3,383,582; 1997--$3,007,012)                      $ 3,503,530          $3,152,355
   Equity securities, at fair value (cost: 1998--$6,761;
     1997--$6,754)                                                  8,400               8,019
   Mortgage loans on real estate                                  784,108             576,620
   Investment real estate, at cost, less accumulated
     depreciation (1998--$706; 1997--$667)                          1,740               1,767
   Policy loans                                                   925,623             875,405
   Other long-term investments                                     17,671              14,307
   Short-term investments                                             747              55,466
                                                              --------------------------------
Total investments                                               5,241,819           4,683,939

Cash                                                               31,644              22,299
Accrued investment income                                          52,440              49,726
Reinsurance recoverable:
   Paid benefits                                                   11,364              11,170
   Unpaid benefits                                                 24,312              14,988
Prepaid reinsurance premiums (Note 8)                           3,329,901           2,744,863
Deferred policy acquisition costs (DPAC)                          778,126             682,905
Property and equipment, at cost, less accumulated
   depreciation (1998--$25,981; 1997--$22,925)                     36,141              37,943
Federal income tax recoverable (Note 9)                              --                 5,722
Indebtedness from related parties                                   4,339               2,443
Other assets                                                      113,019              87,298
Separate account assets (Note 6)                                  423,474             263,035





                                                              --------------------------------
Total assets                                                  $10,046,579          $8,606,331
                                                              ================================





--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 74



                                                                                   DECEMBER 31
                                                                            1998                 1997
                                                                    -----------------------------------------
Liabilities and stockholder's equity
Liabilities:
   Future policy benefits:

     Life and annuity reserves                                            $ 4,857,141          $4,328,577
     Guaranteed investment contracts                                        3,210,012           2,634,654
     Policyholders' funds                                                      81,064              82,291
     Advance premiums                                                             272                 365
     Accrued dividends and dividends on deposit                                21,268              21,129
     Policy and contract claims                                               130,100             103,525
                                                                          -----------          ----------
   Total future policy benefits                                             8,299,857           7,170,541

   Accounts payable and accrued expenses                                      108,165              99,335
   Indebtedness to related parties                                             13,755               7,704
   Long-term debt to related parties (Note 10)                                100,000              75,000
   Accrued interest on long-term debt to related
     parties (Note 10)                                                          5,387               5,128
   Other liabilities                                                          109,593              61,424
   Federal income taxes payable (Note 9)                                          106                --
   Deferred federal income taxes (Note 9)                                      60,062              53,829
   Separate account liabilities (Note 6)                                      423,474             263,035
                                                                          -----------          ----------
Total liabilities                                                           9,120,399           7,735,996

Commitments and contingencies
   (Notes 8 and 13)

Stockholder's equity (Note 11):
   Common stock, $20,000 par value:
     Authorized - 149 shares
     Issued and outstanding - 144 shares                                        2,880               2,880
   Additional paid-in capital                                                 315,722             315,722
   Retained earnings                                                          563,553             500,795
   Accumulated other comprehensive income                                      44,025              50,938
                                                                          -----------          ----------
Total stockholder's equity                                                    926,180             870,335
                                                                          -----------          ----------
Total liabilities and stockholder's equity                                $10,046,579          $8,606,331
                                                                          ===========          ==========

See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 75

           Security Life of Denver Insurance Company and Subsidiaries

                        Consolidated Statements of Income

                             (Dollars in Thousands)



                                                                         YEAR ENDED DECEMBER 31
                                                                 1998              1997             1996
                                                            -----------------------------------------------
Revenues:

   Traditional life insurance premiums                      $   120,675       $   122,429       $ 118,200
   Universal life and investment product charges                229,226           217,108         202,081
   Reinsurance premiums assumed                                 431,267           446,434         339,335
                                                            -----------       -----------       ---------
                                                                781,168           785,971         659,616
   Reinsurance premiums ceded                                  (143,211)         (124,815)       (117,880)
                                                            -----------       -----------       ---------
                                                                637,957           661,156         541,736

   Net investment income                                        361,996           340,898         312,121
   Net realized gains on investments                             10,818            28,645           4,770
   Other revenues                                                11,771             6,743             526
                                                            -----------       -----------       ---------
                                                              1,022,542         1,037,442         859,153
Benefits and expenses:
   Benefits:
     Traditional life insurance:
       Death benefits                                           239,921           299,305         235,828
       Other benefits                                            77,209            79,849          71,939
     Universal life and investment contracts:
       Interest credited to account balances                    236,136           217,614         186,908
       Death benefits incurred in excess of account
         balances                                                63,103            73,260          54,004
     Increase in future policy benefits                         102,875            72,685         121,946
     Reinsurance recoveries                                     (84,506)          (98,376)        (80,276)
     Product conversions                                         10,578             7,014          16,379
                                                            -----------       -----------       ---------
                                                                645,316           651,351         606,728
   Expenses:
     Commissions                                                 49,569            46,516          25,846
     Insurance operating expenses                               125,194            89,075          69,580
     Amortization of deferred policy acquisition costs          105,639           116,495          94,685
                                                            -----------       -----------       ---------
                                                                925,718           903,437         796,839
                                                            -----------       -----------       ---------

Income before federal income taxes                               96,824           134,005          62,314
Federal income taxes (Note 9)                                    34,066            47,019          21,876
                                                            -----------       -----------       ---------
Net income                                                  $    62,758       $    86,986       $  40,438
                                                            ===========       ===========       =========


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 76

           Security Life of Denver Insurance Company and Subsidiaries

                 Consolidated Statements of Comprehensive Income

                             (Dollars in Thousands)



                                                                                 YEAR ENDED DECEMBER 31
                                                                         1998           1997           1996
                                                                   -----------------------------------------------

Net income                                                            $ 62,758       $ 86,986       $ 40,438
                                                                      --------       --------       --------

Other comprehensive income:
   Unrealized gains (losses) on securities:
     Net change in unrealized holding gains (losses), net of tax       (11,251)        28,367        (25,294)
     Reclassification adjustment for realized gains
       included in net income, net of tax                               (5,010)        (4,601)        (2,422)
     Effect on DPAC of unrealized gains and
       losses on fixed maturities, net of tax                            7,236        (37,522)        13,461
     Reclassification effect on DPAC of realized gains and
       losses included in net income, net of tax                         3,075          5,976           --
   Net change in pension liability, net of tax                            (963)          --             --
                                                                      --------       --------       --------

Total other comprehensive income                                        (6,913)        (7,780)       (14,255)
                                                                      --------       --------       --------

Comprehensive income                                                  $ 55,845       $ 79,206       $ 26,183
                                                                      ========       ========       ========


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 77

           Security Life of Denver Insurance Company and Subsidiaries

                 Consolidated Statements of Stockholder's Equity

                             (Dollars in Thousands)



                                                                YEAR ENDED DECEMBER 31
                                                         1998             1997            1996
                                                      -----------------------------------------
Common stock:
   Balance at beginning and end of year               $   2,880       $   2,880       $   2,880
                                                      =========       =========       =========

Additional paid-in capital:
   Balance at beginning of year                       $ 315,722       $ 302,722       $ 297,422
   Capital contributions                                   --            13,000           5,300
                                                      ---------       ---------       ---------
   Balance at end of year                             $ 315,722       $ 315,722       $ 302,722
                                                      =========       =========       =========

Accumulated other comprehensive income:
   Net unrealized gains on investments:
     Balance at beginning of year                     $  50,938       $  58,718       $  72,973
     Unrealized gains (losses) on securities:
       Change in unrealized gains (losses),
         net of tax                                     (16,261)         23,766         (27,716)
       Effect on DPAC of unrealized gains and
         losses on fixed maturities, net of tax          10,311         (31,546)         13,461
                                                      ---------       ---------       ---------
     Balance at end of year                              44,988          50,938          58,718

   Accumulated net pension liability:
     Balance at beginning of year                          --              --              --
     Net change in pension liability, net of tax           (963)           --              --
                                                      ---------       ---------       ---------
     Balance at end of year                                (963)           --              --
                                                      ---------       ---------       ---------

Total accumulated other comprehensive income          $  44,025       $  50,938       $  58,718
                                                      =========       =========       =========

Retained earnings:
   Balance at beginning of year                       $ 500,795       $ 413,809       $ 373,371
   Net income                                            62,758          86,986          40,438
                                                      ---------       ---------       ---------
   Balance at end of year                             $ 563,553       $ 500,795       $ 413,809
                                                      =========       =========       =========

Total stockholder's equity                            $ 926,180       $ 870,335       $ 778,129
                                                      =========       =========       =========


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 78

           Security Life of Denver Insurance Company and Subsidiaries

                      Consolidated Statements of Cash Flows

                             (Dollars in Thousands)



                                                                         YEAR ENDED DECEMBER 31
                                                                1998             1997               1996
                                                          --------------------------------------------------
Operating activities

Net income                                                $    62,758       $    86,986       $    40,438
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Increase in future policy benefits                       874,765           995,632           585,581
     Net decrease (increase) in federal income taxes           12,061           (12,317)           78,668
     Increase (decrease) in accounts payable and
       accrued expenses                                        55,361            21,033            (1,361)
     Increase in accrued interest on long-term debt               259             1,428             3,676
     Increase in accrued investment income                     (2,714)           (4,300)           (7,294)
     (Increase) decrease in reinsurance recoverable            (9,518)            3,733            (5,214)
     Increase in prepaid reinsurance premiums                (585,038)         (793,851)         (336,053)
     Net realized investment gains                            (10,818)          (28,645)           (4,770)
     Depreciation and amortization expense                      3,174             3,630             3,857
     Policy acquisition costs deferred                       (184,993)         (174,374)         (152,299)
     Amortization of deferred policy acquisition
       costs                                                  105,639           116,495            94,685
     Increase in accrual for postretirement benefits              675               557               484
     Other, net                                                (7,053)           43,538           (15,539)
                                                            ---------         ---------         ---------
Net cash provided by operating activities                     314,558           259,545           284,859

INVESTING ACTIVITIES
Securities available-for-sale:
   Sales:
     Fixed maturities                                       5,015,989         2,279,598           334,482
     Equity securities                                          2,251               648             4,198
   Maturities--fixed maturities                               274,463           410,632           727,937
   Purchases:
     Fixed maturities                                      (5,670,994)       (2,919,145)       (1,522,369)
     Equity securities                                         (2,089)           (2,561)             (428)
Sale, maturity or repayment of investments:
   Mortgage loans on real estate                               51,235            38,756            18,102
   Investment real estate                                        --                --               1,354
   Other long-term investments                                 10,678             2,002              --



--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 79

           Security Life of Denver Insurance Company and Subsidiaries

                             (Dollars in Thousands)



                                                               YEAR ENDED DECEMBER 31
                                                      1998            1997             1996
                                                  ----------------------------------------------
Investing activities (continued)
Purchase or issuance of investments:
   Mortgage loans on real estate                  $(259,945)      $(163,528)      $(186,228)
   Investment real estate                               (13)            (35)           --
   Policy loans, net                                (50,218)        (80,094)        (41,071)
   Other long-term investments                      (14,042)         (5,248)            809
   Short-term investments, net                       55,115         (48,447)          3,942
Additions to property and equipment                  (1,418)         (2,687)         (4,482)
Disposals of property and equipment                      68             145           2,389
                                                  ---------       ---------       ---------
Net cash used by investing activities              (588,920)       (489,964)       (661,365)

FINANCING ACTIVITIES
Increase in indebtedness to related parties          29,156           5,217          42,206
Cash contributions from parent                         --            13,000           5,300
Receipts from interest sensitive products
   credited to policyholder account balances        505,728         555,223         434,726
Return of policyholder account balances on
   interest sensitive policies                     (251,177)       (334,543)       (123,949)
                                                  ---------       ---------       ---------
Net cash provided by financing activities           283,707         238,897         358,283
                                                  ---------       ---------       ---------

Net increase (decrease) in cash                       9,345           8,478         (18,223)
Cash at beginning of year                            22,299          13,821          32,044
                                                  ---------       ---------       ---------
Cash at end of year                               $  31,644       $  22,299       $  13,821
                                                  =========       =========       =========



See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 80

           Security Life of Denver Insurance Company and Subsidiaries

                   Notes to Consolidated Financial Statements

                                December 31, 1998


1. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts and operations, after intercompany eliminations, of Security Life of Denver Insurance Company (Security Life) and its wholly-owned subsidiaries: Midwestern United Life Insurance Company (Midwestern United); First ING Life Insurance Company of New York (First ING); First Secured Mortgage Deposit Corporation; and ING America Equities, Inc.

NATURE OF OPERATIONS

Security Life of Denver Insurance Company and its subsidiaries (the Company) is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. (ING America). The Company focuses on two markets, the advanced market and reinsurance to other insurers. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate owned life insurance. These products include traditional life, interest sensitive life, universal life and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia and the Virgin Islands. In the reinsurance market, the Company offers financial security to clients through a mix of total risk management and traditional life insurance services.

The significant accounting policies followed by the Company that materially affect the financial statements are summarized below:

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which, as to the insurance companies included in the consolidation, differ from statutory accounting practices prescribed or permitted by state insurance regulatory authorities.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 81

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING CHANGES

During June 1996, the Financial Accounting Standards Board (FASB) issued Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. Also in 1996, the FASB issued Statement No. 127, which delayed certain provisions of FAS 125 dealing with transactions such as securities lending, repurchase and dollar repurchase agreements until 1998. The portion of FAS 125 that became effective in 1997 requires the entity to recognize financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. The application of the new rules did not have a material impact on the financial statements of the Company.

Effective January 1, 1996, the Company adopted FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the valuation for long-lived assets that are identified for disposal. Adoption of this standard resulted in an insignificant impact to net income and stockholder's equity.

During 1998, the Company adopted FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which standardizes the disclosure requirements for pension and other postretirement benefits. This Statement is effective for years beginning after December 15, 1997, with the restatement of disclosures for prior periods provided for comparative purposes, unless prior period information is not readily available.

During 1998, the Company adopted FASB Statement No. 130, Reporting Comprehensive Income, which requires an entity to divide comprehensive income into net income and other comprehensive income in the period recognized. This Statement is effective for fiscal years beginning after December 15, 1997, with the restatement of prior period disclosures for comparative purposes. As a result of implementing this Statement, the Company has classified items of other comprehensive income by their nature in the statements of comprehensive income and the accumulated balance of other comprehensive income in the equity section of the balance sheet. This Statement affects the presentation of the financial statements, with no effect on the valuation of total stockholder's equity.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 82

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PENDING ACCOUNTING STANDARDS

During 1998, the FASB issued Statement No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, which establishes a new model for accounting and reporting for derivatives and hedging activities. Statement 133 requires all derivatives to be recognized on the balance sheet and measured at fair value. Based on the type of hedging relationship (fair value, cash flow, or foreign currency), Statement 133 requires the recognition of offsetting changes in value or cash flows of both the derivative and the hedged item in earnings in the same period. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in Statement 133 are included in earnings in the period of change. The implementation of this Statement is required for years beginning after June 15, 1999, and upon the initial application of the Statement all derivatives are required to be recognized in the balance sheet as either assets or liabilities and measured at fair value. The Company plans to adopt this Statement during 2000, and the effect of implementation on the Company's financial statements has not yet been determined.

INVESTMENTS

Investments are presented on the following bases:

     The carrying value of fixed maturities depends on the classification of the security: securities held-to-maturity, securities available-for-sale, and trading securities. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

     The Company does not hold any securities classified as held-to-maturity or trading securities.

     Debt securities and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, and deferred policy acquisition cost adjustments, reported net of tax as a component of other comprehensive income in stockholder's equity.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 83

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in net investment income as earned.

     Mortgage loans are carried at the unpaid balances less an allowance for credit losses. Investment real estate is carried at cost, less accumulated depreciation. Policy loans are carried at unpaid balances. Derivatives are accounted for on the same basis as the asset hedged.

     Realized gains and losses, and declines in value judged to be other-than-temporary are included in net realized gains on investments. The cost of securities sold is based on the specific identification method.

RECOGNITION OF PREMIUM REVENUES

Premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist principally of whole life insurance policies, are recognized as revenue when due. Revenues for universal life insurance policies and for investment products consist of policy charges for the cost of insurance, policy administration charges, and surrender charges assessed against policyholder account balances during the year.

DEFERRED POLICY ACQUISITION COSTS

Commissions, reinsurance allowances, and other costs of acquiring traditional life insurance, including reinsurance assumed, universal life insurance (including interest sensitive products) and investment products that vary with and are primarily related to the production of new and renewal business, have been deferred. Traditional life insurance acquisition costs are being amortized using assumptions consistent with those used in computing policy benefit reserves. The period of amortization is normally over the premium-paying period. In the case of policies with no first year premium, the period of amortization includes the first year, in addition to the premium-paying period. For universal life insurance and investment products, acquisition costs are being amortized generally in proportion to the present value (using the assumed crediting rate) of



--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 84

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

expected gross margins from surrender charges, investments, mortality, and expenses. This amortization is adjusted retrospectively when estimates of current or future gross margins to be realized from a group of products are revised.

Deferred policy acquisition costs are adjusted to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. The Company has reflected those adjustments in the asset balance with the offset as a direct adjustment to accumulated other comprehensive income in stockholder's equity.

FUTURE POLICY BENEFITS

Benefit reserves for traditional life insurance products (other than reinsurance assumed) are computed using a net level premium method including assumptions as to investment yields, mortality, withdrawals and other assumptions based on Company and industry experience. These assumptions include provisions for adverse deviation and are modified as necessary to reflect anticipated trends. Reserve interest assumptions are those deemed appropriate at the time of policy issue, and range from 3% to 7.5%. Policy benefit claims are charged to expense in the year that the claims are incurred.

Benefit reserves for reinsurance assumed are computed using pricing assumptions with provisions for adverse deviation. Benefits for level-term reinsurance assumed are computed to recognize profits in proportion with revenue. Benefit reserves for all other reinsurance assumed are computed to recognize profits in proportion to the coverage provided.

Benefit reserves for universal life-type policies (including fixed premium interest sensitive products) and investment products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred during the year in excess of related policy account balances. Interest crediting rates for universal life and investment products range from 3.80% to 7.81% during 1998, 4.60% to 7.81% during 1997, and 4.60% to 7.45% during 1996.

Included in life and annuity reserves is an unearned revenue reserve that reflects the unamortized balance of excess heaped expense loads over ultimate renewal expense loads on universal life and investment products. These excess fees have been deferred and are being recognized in income over the periods benefitted, using the same assumptions and factors used to amortize deferred policy acquisition costs.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 85

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

POLICY AND CONTRACT CLAIMS

The liabilities for unpaid claims include estimates of amounts due on reported claims and claims that have been incurred but were not reported as of the balance sheet date. Such estimates are based on actuarial projections applied to historical claim payment data and are considered reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of the balance sheet date.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost less accumulated depreciation. Impairment losses are recorded when indicators of impairment are present and the estimated undiscounted cash flows are less than the assets' carrying value. Depreciation for major classes of assets is calculated on a straight-line basis.

PARTICIPATING INSURANCE

The Company accrues a liability for earnings on participating policies that cannot inure to the benefit of the Company's stockholder. The liability is determined based on earnings on participating policies in excess of 10% of profits on participating business before payment of policyholder dividends. The liability for these undistributed earnings was $5,816,000 and $6,074,000 at December 31, 1998 and 1997, respectively. Participating business approximates
 .2% of the Company's ordinary life insurance in force and 1.4% of premium income. Earnings for participating insurance are based on the actual earnings of the participation block of policies. Expenses and taxes are allocated based on the amount of participating insurance in force. Investment income is allocated based on the yield of the participating investment portfolio. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends of $3,233,000; $3,377,000; and $3,307,000 were incurred in 1998, 1997, and 1996, respectively.

FEDERAL INCOME TAXES

Deferred federal income taxes have been provided or credited to reflect significant temporary differences between income reported for tax and financial reporting purposes using reasonable assumptions.



--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 86

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH FLOW INFORMATION

Cash includes cash on hand and demand deposits. Included as a component of operating activities is interest paid of $10,121,000; $10,110,000; and $1,016,000 for 1998, 1997, and 1996, respectively.

GUARANTY FUND ASSESSMENTS

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state.

RECLASSIFICATIONS

Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform to the 1998 presentation.










--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 87

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS

The amortized cost and fair value of investments in fixed maturities and equity securities are as follows at December 31, 1998 and 1997:


                                                                     December 31, 1998
                                                 ---------------------------------------------------------
                                                    Cost or         Gross         Gross
                                                   Amortized      Unrealized    Unrealized       Fair
                                                     Cost           Gains         Losses         Value
                                                 ---------------------------------------------------------
                                                                   (Dollars in Thousands)

Available-for-sale:
   U.S. Treasury securities and obligations
     of U.S. government corporations and
     agencies                                    $  166,611      $  3,829      $   589      $  169,851
   States, municipalities and political
     subdivisions                                    23,368           959        1,803          22,524
   Public utilities securities                      172,968         4,885          904         176,949
   Debt securities issued by foreign
     governments                                        952          --           --               952
   Corporate securities                           1,251,462        46,292       23,512       1,274,242
   Mortgage-backed securities                     1,132,058        75,159        6,922       1,200,295
   Other asset-backed securities                    635,539        19,968        3,578         651,929
   Redeemable preferred stocks                          312            42         --               354
   Derivatives hedging fixed maturities
     (Note 3)                                           312         6,434          312           6,434
                                                 ----------      --------      -------      ----------
   Total fixed maturities                         3,383,582       157,568       37,620       3,503,530

   Preferred stocks (nonredeemable)                   4,251             6           52           4,205
   Common stocks                                      2,510         1,780           95           4,195
                                                 ----------      --------      -------      ----------
   Total equity securities                            6,761         1,786          147           8,400
                                                 ----------      --------      -------      ----------
Total                                            $3,390,343      $159,354      $37,767      $3,511,930
                                                 ==========      ========      =======      ==========


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 88

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS (CONTINUED)


                                                                          December 31, 1997
                                                 ------------------------------------------------------
                                                     Cost or        Gross        Gross
                                                    Amortized     Unrealized   Unrealized        Fair
                                                      Cost         Gains         Losses         Value
                                                 ------------------------------------------------------
                                                                       (Dollars in Thousands)

Available-for-sale:
   U.S. Treasury securities and obligations
     of U.S. government corporations and
     agencies                                    $   51,387      $  1,629      $    39      $   52,977
   States, municipalities and political
     subdivisions                                    43,185         1,023          128          44,080
   Public utilities securities                      151,642         5,030        1,216         155,456
   Debt securities issued by foreign
     governments                                      3,272          --           --             3,272
   Corporate securities                           1,147,380        48,001        6,539       1,188,842
   Mortgage-backed securities                     1,165,376        89,539        6,661       1,248,254
   Other asset-backed securities                    443,473        13,285          584         456,174
   Redeemable preferred stocks                         --            --           --              --
   Derivatives hedging fixed maturities
     (Note 3)                                         1,297         3,118        1,115           3,300
                                                 ----------      --------      -------      ----------
   Total fixed maturities                         3,007,012       161,625       16,282       3,152,355

   Preferred stocks (nonredeemable)                   3,368            67          122           3,313
   Common stocks                                      3,386         1,446          126           4,706
                                                 ----------      --------      -------      ----------
   Total equity securities                            6,754         1,513          248           8,019
                                                 ----------      --------      -------      ----------
Total                                            $3,013,766      $163,138      $16,530      $3,160,374
                                                 ==========      ========      =======      ==========












--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 89

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS (CONTINUED)

The amortized cost and fair value of investments in fixed maturities at December 31, 1998, by contractual maturity, are shown in the following table (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                 Amortized
                                                    Cost         Fair Value
                                              ------------------------------

Available for sale:
   Due in one year or less                     $   18,024      $   18,156
   Due after one year through five years          187,198         183,735
   Due after five years through ten years         695,842         702,563
   Due after ten years                            714,609         740,418
                                               ----------      ----------
                                                1,615,673       1,644,872

Mortgage-backed securities                      1,132,058       1,200,295
Other asset-backed securities                     635,539         651,929
Derivatives                                           312           6,434
                                               ----------      ----------
Total available-for-sale                       $3,383,582      $3,503,530
                                               ==========      ==========


Changes in unrealized gains (losses) on investments in available-for-sale securities for the years ended December 31, 1998, 1997 and 1996 are summarized as follows (in thousands):


                                                  December 31, 1998
                                    --------------------------------------------
                                       Fixed           Equity          Total
                                    --------------------------------------------

Gross unrealized gains                $ 157,568       $ 1,786       $ 159,354
Gross unrealized (losses)               (37,620)         (147)        (37,767)
                                      ---------       -------       ---------
Net unrealized gains                    119,948         1,639         121,587
Deferred income tax                     (41,982)         (574)        (42,556)
                                      ---------       -------       ---------
Net unrealized gains after taxes         77,966         1,065          79,031
Less:
   Balance at beginning of year          94,470           822          95,292
                                      ---------       -------       ---------
Change in net unrealized gains
   (losses)                           $ (16,504)      $   243       $ (16,261)
                                      =========       =======       =========



--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 90

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS (CONTINUED)


                                                December 31, 1997
                                      ------------------------------------------
                                         Fixed         Equity          Total
                                      ------------------------------------------

Gross unrealized gains                $ 161,625       $ 1,513       $ 163,138
Gross unrealized (losses)               (16,282)         (248)        (16,530)
                                      ---------       -------       ---------
Net unrealized gains                    145,343         1,265         146,608
Deferred income tax                     (50,873)         (443)        (51,316)
                                      ---------       -------       ---------
Net unrealized gains after taxes         94,470           822          95,292
Less:
   Balance at beginning of year          71,237           289          71,526
                                      ---------       -------       ---------
Change in net unrealized gains
   (losses)                           $  23,233       $   533       $  23,766
                                      =========       =======       =========



                                                 December 31, 1996
                                      ------------------------------------------
                                         Fixed         Equity          Total
                                      ------------------------------------------

Gross unrealized gains                $ 140,089       $   822       $ 140,911
Gross unrealized (losses)               (30,493)         (376)        (30,869)
                                      ---------       -------       ---------
Net unrealized gains                    109,596           446         110,042
Deferred income tax                     (38,359)         (157)        (38,516)
                                      ---------       -------       ---------
Net unrealized gains after taxes         71,237           289          71,526
Less:
   Balance at beginning of year          99,389          (147)         99,242
                                      ---------       -------       ---------
Change in net unrealized gains
   (losses)                           $ (28,152)      $   436       $ (27,716)
                                      =========       =======       =========


As part of its overall investment management strategy, the Company has entered into agreements to purchase $79,175,000 in mortgage loans as of December 31, 1998. These agreements were settled during 1999. The Company had no agreements to sell securities at December 31, 1998.








--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 91

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS (CONTINUED)

Major categories of investment income for the years ended December 31 are summarized as follows (in thousands):


                                       1998           1997            1996
                                   ---------------------------------------------


Fixed maturities                   $ 278,227       $ 259,936       $ 240,931
Mortgage loans on real estate         47,567          40,908          29,143
Policy loans                          58,016          56,087          52,205
Other investments                      2,911           3,159           2,197
                                   ---------       ---------       ---------
                                     386,721         360,090         324,476
Investment expenses                  (24,725)        (19,192)        (12,355)
                                   ---------       ---------       ---------
Net investment income              $ 361,996       $ 340,898       $ 312,121
                                   =========       =========       =========


Net realized gains (losses) on investments for the years ended December 31 are summarized as follows (in thousands):


                                     1998             1997          1996
                                  ----------------------------------------------

Fixed maturities                   $ 9,691         $ 27,717        $4,540
Equity securities                      168              (57)           79
Real estate and other                  959              985           151
                                   -------         --------        ------
Net realized gains on
   investments                     $10,818         $ 28,645        $4,770
                                   =======         ========        ======


During 1998, 1997 and 1996, fixed maturities and marketable equity securities available-for-sale were sold with fair values at the date of sale of $5,018,240,000; $2,281,886,000 and $334,482,000, respectively. Gross gains of
$44,314,000; $41,017,000 and $7,248,000 and gross losses of $34,455,000;
$13,357,000 and $2,629,000 were realized on those sales in 1998, 1997 and 1996, respectively.

At December 31, 1998 and 1997, bonds with an amortized cost of $29,081,000 and $28,434,000, respectively, were on deposit with various state insurance departments to meet regulatory requirements.








--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 92

           Security Life of Denver Insurance Company and Subsidiaries

3. DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR PURPOSES OTHER THAN TRADING

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount. Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged. Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or assets.

Gains and losses as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges.

The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contacts.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 93

           Security Life of Denver Insurance Company and Subsidiaries

3. DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR PURPOSES OTHER THAN TRADING (CONTINUED)

The table below summarizes the Company's interest rate contracts at December 31, 1998 and 1997 (in thousands):


                                                December 31, 1998
                               -------------------------------------------------
                                 Notional      Amortized     Fair      Balance
                                  Amount         Cost       Value       Sheet
                               -------------------------------------------------

Interest rate contracts:
   Swaps                       $  767,873     $  (155)     $(2,952)     $(2,952)
   Swaps-affiliates               734,176         155        5,440        5,440
                               ----------     -------      -------      -------
Total swaps                     1,502,049        --          2,488        2,488

   Caps owned                     560,000         312           11           11
                               ----------     -------      -------      -------
Total caps owned                  560,000         312           11           11

   Floors owned                   422,485         (72)       3,768        3,768
   Floors owned-affiliates          8,485          72          167          167
                               ----------     -------      -------      -------
Total floors owned                430,970        --          3,935        3,935

   Options owned                  418,300       5,268        2,664        2,664
   Options owned-affiliates       418,300      (5,268)      (2,664)      (2,664)
                               ----------     -------      -------      -------
Total options owned               836,600        --           --           --
                               ----------     -------      -------      -------

Total derivatives              $3,329,619     $   312      $ 6,434      $ 6,434
                               ==========     =======      =======      =======












--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 94

           Security Life of Denver Insurance Company and Subsidiaries

3. DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR PURPOSES OTHER THAN TRADING (CONTINUED)


                                               December 31, 1997
                                 -----------------------------------------------
                                   Notional    Amortized      Fair     Balance
                                    Amount        Cost       Value       Sheet
                                 ----------------------------------------------

Interest rate contracts:

   Swaps                         $  913,630    $  (185)    $  (625)    $  (625)
   Swaps-affiliates                 879,745        185       1,429       1,429
                                 ----------    -------     -------     -------
Total swaps                       1,793,375       --           804         804

   Caps owned                       760,000        986         766         766
                                 ----------    -------     -------     -------
Total caps owned                    760,000        986         766         766

   Floors owned                     354,000        311       1,730       1,730
   Floors owned-affiliates             --         --          --          --
                                 ----------    -------     -------     -------
Total floors owned                  354,000        311       1,730       1,730

   Options owned                    384,300      6,192       4,312       4,312
   Options owned-affiliates         384,300     (6,192)     (4,312)     (4,312)
                                 ----------    -------     -------     -------
Total options owned                 768,600       --          --          --
                                 ----------    -------     -------     -------

Total derivatives                $3,675,975    $ 1,297     $ 3,300     $ 3,300
                                 ==========    =======     =======     =======


4. CONCENTRATIONS OF CREDIT RISK

At December 31, 1998, the Company held less-than-investment-grade bonds classified as available-for-sale with a carrying value and market value of $277,793,000. These holdings amounted to 7.9% of the Company's investments in fixed maturity securities and 2.8% of total assets. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

At December 31, 1998, the Company's mortgages involved a concentration of properties located in Florida (15.5%), Texas (9.7%), and Georgia (7.5%). The remaining mortgages relate to properties located in 35 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $16,068,000.



--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 95

           Security Life of Denver Insurance Company and Subsidiaries

5. EMPLOYEE BENEFIT PLANS

PENSION PLANS AND POSTRETIREMENT BENEFITS

The Company has a qualified noncontributory defined benefit retirement plan covering substantially all employees. In addition, the Company maintains a non-qualified unfunded Supplemental Employees' Retirement Plan (SERP). In addition to providing pension plans, the Company provides certain health care and life insurance benefits for retired employees.

The funded status and the amounts recognized in the balance sheets for the defined benefit plans and other postretirement benefit plans are as follows (in thousands):


                                                                           December 31
                                                     1998                                             1997
                                       ---------------------------------------     ----------------------------------
                                        Qualified                     Post-         Qualified                 Post-
                                          Plan           SERP       Retirement        Plan        SERP     Retirement
                                       ---------------------------------------     ----------------------------------

Projected benefit obligation           $  (38,685)   $    (8,320)    $  (8,949)    $(37,801)    $(9,154)    $ (7,590)
Less plan assets at fair value             47,230           --            --         40,150        --           --
                                       ----------    -----------     ---------     --------     -------     --------
Plan assets in excess (deficient)
   of projected benefit obligation     $    8,545    $    (8,320)    $  (8,949)    $  2,349     $(9,154)    $ (7,590)
                                       ==========    ===========     =========     ========     =======     ========

Net asset (liability)                  $    1,240    $    (4,918)    $ (12,044)    $  1,322     $(4,135)    $(11,369)
                                       ==========    ===========     =========     ========     =======     ========

As of December 31, 1998 and 1997, the Company recognized an additional minimum net liability on the SERP of $1,482,000 and $3,848,000, respectively, as this plan is unfunded and the actuarial present value of accumulated benefit obligation exceeds the net pension liability. Prior to 1998, the change in the additional minimum net liability was reported in net income. Beginning in 1998, the change in the additional minimum net liability is recorded net of tax as a component of other comprehensive income directly in stockholder's equity, net of tax.




--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 96

           Security Life of Denver Insurance Company and Subsidiaries

5. EMPLOYEE BENEFIT PLANS (CONTINUED)

The net periodic pension cost, employer contributions, plan participant contributions, and benefits paid for the defined benefit plans are as follows (in thousands):


                                     1998                                 1997                               1996
                        --------------------------------   ---------------------------------   ----------------------------------
                        Qualified               Post-       Qualified               Post-      Qualified                Post-
                           Plan      SERP     Retirement       Plan       SERP    Retirement      Plan       SERP      Retirement
                        --------------------------------   ---------------------------------   ----------------------------------
Net periodic pension
   expense              $ 82       $1,109       $893          $607      $1,502     $755         $  390     $1,109             $669
Employer contributions   --           325        218           --          317      198           --          320    Not available
Plan participants'
   contributions         --          --           77           --         --         71           --         --      Not available
Benefits paid            890          325        296           811         317      268          1,466        320              187

The information for employer and plan participant contributions to the postretirement plan for 1996 is not readily available.

Assumptions used in accounting for the defined benefit plans as of December 31, 1998, 1997, and 1996 were as follows:


                                                  1998      1997     1996
                                                 -------------------------

Weighted-average discount rate                    6.75%    7.25%    7.50%
Rate of increase in compensation level            4.00%    4.25%    4.50%
Expected long-term rate of return on assets       9.50%    9.50%    9.50%

Plan assets of the defined benefit plans at December 31, 1998 are invested primarily in U.S. government securities, corporate bonds, mutual funds, mortgage loans, money market funds and common stock.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 9.75% graded to 5.25% over 9 years. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 1998 by $1,015,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1998 by $136,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 1998 by $(862,000) and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1998 by $(113,000).

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 97

           Security Life of Denver Insurance Company and Subsidiaries

5. EMPLOYEE BENEFIT PLANS (CONTINUED)

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% at December 31, 1998 and 7.50% at December 31, 1997 and December 31, 1996.

401(K) PLAN

The Security Life of Denver Insurance Company Savings Incentive Plan (the Savings Plan) is a defined contribution plan which is available to substantially all home office employees. Participants may make contributions to the plan through salary reductions up to a maximum of $10,000 for 1998, and $9,500 for both 1997 and 1996. Such contributions are not currently taxable to the participants. The Company matches 100% of the first 3% of participants' contributions, plus 50% of contributions which exceed 3% of participants' compensation, subject to a maximum matching percentage of 4 1/2% of the individual's salary. Company matching contributions were $1,343,000 for 1998, $1,211,000 for 1997, and $1,143,000 for 1996.

Plan assets of the Savings Plan at December 31, 1998 are invested in a group deposit administration contract (the Contract) with the Company, various stock funds maintained by the Principal Financial Group, and loans to participants. The Contract is a policyholder liability of the Company and had a balance of $27.8 million and $26.6 million at December 31, 1998 and 1997, respectively.

6. SEPARATE ACCOUNTS

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders, and are excluded from the amounts reported in the consolidated statements of income except for fees charged for administration services and mortality risk.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 98

           Security Life of Denver Insurance Company and Subsidiaries

7. LEASES

In 1997, the Company terminated a significant operating lease agreement relating to electronic data processing equipment due to outsourcing of computer operations. The Company incurred $4,819,000 in lease expense in 1997 related to that agreement prior to termination. The Company does not have any other significant lease obligations. Total rental expense for all equipment leases was approximately $0, $4,993,000 and $6,151,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

8. REINSURANCE

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 1998, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $1,500,000. Reinsurance premiums, commissions, and expense reimbursements related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts, and are consistent with the risks assumed.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion retroceded. Consequently, allowances are established for amounts deemed uncollectible. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers. The use of reinsurance pools with retrocessionaires also minimizes the Company's exposure to significant losses from retrocessionaire insolvencies.

The Company assumes and cedes, on a coinsurance basis, guaranteed investment contracts (GICs) to and from affiliates under common ownership. As of December 31, 1998, $2.7 billion of an affiliate's invested assets were held in trust pursuant to these agreements.








--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 99

           Security Life of Denver Insurance Company and Subsidiaries

8. REINSURANCE (CONTINUED)

These GIC transactions are summarized as follows (in thousands):


                                                          1998                           1997
                                             ------------------------------------------------------------
                                                                 Policy                         Policy
                                                Deposits      Liabilities       Deposits     Liabilities
                                             ------------------------------------------------------------

Direct (nonaffiliated)                        $ 2,773,952     $ 3,112,460     $ 1,673,471      $2,527,957
Assumed from Life Insurance Company of
   Georgia                                           --            97,552          35,000         106,698
                                              -----------     -----------     -----------       ---------
                                                2,773,952       3,210,012       1,708,471       2,634,655
Ceded to Columbine Life Insurance Company      (2,547,743)     (2,696,409)     (1,479,371)     (2,231,118)
Ceded to Life Insurance Company of Georgia       (225,083)       (512,477)       (116,100)       (403,537)
Ceded to First Columbine Life Insurance
   Company                                         (1,126)         (1,126)           --              --
                                              -----------     -----------     -----------       ---------
Net                                           $      --       $      --       $   113,000      $     --
                                              ===========     ===========     ===========      ==========

Ceded GIC policy liabilities totaling $3,210 and $2,635 million as of December 31, 1998 and 1997, respectively, are classified as part of prepaid reinsurance premiums.

During 1998 and 1997, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financial and other purposes. These reinsurance transactions, generally known as "financial reinsurance," represent financial arrangements and, in accordance with generally accepted accounting principles, are not reflected in the accompanying financial statements except for the risk fees paid to or received from reinsurers. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as amounts are recaptured from reinsurers. During 1998, the Company entered into a new financial reinsurance contract with an affiliated company.

9. INCOME TAXES

The Company files a consolidated federal income tax return with its parent and other U.S. affiliates and subsidiaries, with the exception of First ING. The affiliated companies that join in the filing of the consolidated federal income tax return have an agreement for the allocation of taxes between members that join in the consolidated return. The agreement specifies that the separate return payable or the separate return receivable of each member will be the federal income tax payable or receivable that the member would have had for the period had it filed a separate return.



--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 100

           Security Life of Denver Insurance Company and Subsidiaries

9. INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                        December 31
                                                     1998          1997
                                                  ------------------------
Deferred tax liabilities:
   Deferred policy acquisition costs              $(272,970)    $(239,678)
   Unrealized gains/losses                          (42,556)      (51,312)
                                                  ---------     ---------
Total deferred tax liabilities                     (315,526)     (290,990)

Deferred tax assets:
   Benefit reserves and surplus relief              102,177       111,610
   Tax-basis deferred policy acquisition costs       83,836        71,241
   Investment income                                 13,712        13,459
   Unearned investment income                          --           9,208
   Nonqualified deferred compensation                14,667        14,129
   Postretirement employee benefits                   2,501         3,979
   Separate accounts                                 18,775         8,571
   Other, net                                        19,796         4,964
                                                  ---------     ---------
Total deferred tax assets                           255,464       237,161
                                                  ---------     ---------
Net deferred tax liabilities                      $ (60,062)    $ (53,829)
                                                  =========     =========


The components of federal income tax expense consist of the following (in thousands):


                                            December 31
                                  1998         1997         1996
                                ---------------------------------

Current                         $24,111      $37,542      $10,340
Deferred                          9,955        9,477       11,536
                                -------      -------      -------
Federal income tax expense      $34,066      $47,019      $21,876
                                =======      =======      =======


The Company's effective income tax rate did not vary significantly from the statutory federal income tax rate.




--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 101

           Security Life of Denver Insurance Company and Subsidiaries

9. INCOME TAXES (CONTINUED)

The Company had net income tax payments (receipts) of $18,283,000 during 1998, $55,468,000 during 1997, and $(61,467,000) during 1996 for current income tax payments and settlements of prior year returns.

The Policyholder's Surplus Account is an accumulation of certain special deductions for income tax purposes and a portion of the "gains from operations" which were not subject to current taxation under the Life Insurance Tax Act of 1959. At December 31, 1984, the balance in this account for tax return purposes was approximately $70,800,000. The Tax Reform Act of 1984 provides that no further accumulations will be made in this account. If amounts accumulated in the Policyholder's Surplus Account exceed certain limits, or if distributions to the stockholder exceed amounts in the Stockholder's Surplus Account, to the extent of such excess amount or excess distributions, as determined for income tax purposes, amounts in the Policyholder's Surplus Account would become subject to income tax at rates in effect at that time. Should this occur, the maximum tax which would be paid at the current tax rate is $24,780,000. The Company does not anticipate any such action or foresee any events which would result in such tax; accordingly, a deferred tax liability has not been established.

10. LONG-TERM DEBT

Long-term indebtedness to related parties for $100,000,000 represents the cumulative cash draws on a $100,000,000 commitment from ING America Insurance Holdings, Inc. through December 31, 1998. This subordinated note bears interest at a variable rate equal to the prevailing rate for 10-year U.S. Treasury Bonds plus 1/4% adjusted annually.

The repayment of this note requires approval of the Commissioner of Insurance of the State of Colorado and is payable only out of surplus funds of the Company and only at such time as the surplus of the Company, after payment is made, does not fall below the prescribed level.

The principal and interest is scheduled to be repaid in five annual installments beginning April 15, 2000 and continuing through April 15, 2004, with the option of prepaying any outstanding principal and accrued interest. As of December 31, 1998, the Company accrued interest of $5,387,000. Upon receiving approval from the Commissioner of Insurance of the State of Colorado, the Company made a $5,128,000 payment for accrued interest during 1998. The Company recognized interest expense of $5,387,000; $5,096,000; and $3,644,000 for the years ended December 31, 1998, 1997, and 1996, respectively.



--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 102

           Security Life of Denver Insurance Company and Subsidiaries

10. LONG-TERM DEBT (CONTINUED)

Future minimum payments, assuming a current effective interest rate of 5.41%, are as follows (in thousands):


                                               Total
YEAR                                         Payments
---------------------------------------------------------

2000                                          $ 25,946
2001                                            25,946
2002                                            25,946
2003                                            25,946
2004                                            25,946
                                              --------
Total                                          129,730
Less imputed interest                          (29,730)
                                              --------
Present value of payments                     $100,000
                                          =============

11. STATUTORY ACCOUNTING INFORMATION AND PRACTICES

Security Life and its insurance subsidiaries prepare their statutory-basis financial statements in accordance with accounting practices prescribed or permitted by their state of domicile. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, from company to company within the state, and may change in the future.

During 1998, the NAIC completed the process of codifying statutory accounting practices ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that Security Life uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domiciled within those states. Accordingly, before Codification becomes effective for Security Life, the State of Colorado must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time it is unknown whether the State of Colorado will adopt Codification.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 103

           Security Life of Denver Insurance Company and Subsidiaries

11. STATUTORY ACCOUNTING INFORMATION AND PRACTICES (CONTINUED)

Prescribed statutory reserve methodology does not fully encompass universal life-type products. The NAIC, however, has promulgated a Model Regulation regarding Universal Life Reserves. The Colorado Division of Insurance has not adopted the regulation, but requires that reserves be held which are at least as great as those required by Colorado Statutes. The NAIC UL Model Regulation is used by the Company to provide reserves consistent with the principles of this article. Because the reserves satisfy the requirements prescribed by the State of Colorado for the valuation of universal life insurance, the Company is permitted to compute reserves in accordance with this model regulation.

The NAIC prescribes Risk-Based Capital (RBC) requirements for life/health insurance companies. At December 31, 1998, the Company exceeded all minimum RBC requirements.

Combined capital and surplus, determined in accordance with statutory accounting practices (SAP), was $386,607,000 and $403,239,000 at December 31, 1998 and
1997, respectively. Combined net income, determined in accordance with SAP, was $11,712,000; $22,261,000; and $9,141,000 for the years ended December 31, 1998,
1997, and 1996, respectively.

Security Life is required to maintain a minimum total statutory capital and surplus in the state of domicile of $1,500,000. Midwestern United is required to maintain minimum statutory capital of $200,000 and surplus of $250,000 in the state of domicile. First ING is required to maintain minimum statutory capital of $1,000,000 and paid-in surplus of at least 50% of paid-in capital in the state of domicile. Each company exceeded its respective minimum statutory capital and surplus requirements at December 31, 1998. Additionally, the amount of dividends which can be paid by each company to its stockholder without prior approval of the various state insurance departments is generally limited to the greater of 10% of statutory surplus or the statutory net gain from operations.




--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 104

           Security Life of Denver Insurance Company and Subsidiaries

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. Life insurance liabilities that contain mortality risk and all nonfinancial instruments are excluded from disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.









--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 105

           Security Life of Denver Insurance Company and Subsidiaries

12. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying amounts and fair values of the Company's financial instruments at December 31, 1998 and 1997 are summarized below (in thousands):


                                            December 31, 1998                December 31, 1997
                                      -----------------------------   ------------------------------
                                        Carrying                          Carrying
                                         Amount        Fair Value        Amount        Fair Value
                                      -----------------------------   ------------------------------

Assets
Fixed maturities (Note 2)             $3,503,530      $3,503,530      $3,152,355      $3,152,355
Equity securities (Note 2)                 8,400           8,400           8,019           8,019
Mortgage loans                           784,108         832,629         576,620         630,019
Policy loans                             925,623         925,623         875,405         875,405
Short-term investments                       747             747          55,466          55,466
Cash                                      31,644          31,644          22,299          22,299
Indebtedness from
   related parties                         4,339           4,339           2,443           2,443
Separate account assets                  423,474         423,474         263,035         263,035

LIABILITIES
Supplemental contracts
   without life contingencies              3,966           3,966           4,240           4,240
Other policyholder funds left
   on deposit                             98,638          98,638          99,545          99,545
Individual and group
   annuities, net of reinsurance          87,096          86,007          43,313          43,077
Indebtedness to related
   parties                                13,755          13,755           7,704           7,704
Long-term debt to related
   parties                               100,000         100,000          75,000          75,000
Accrued interest on
   long-term debt to related
   parties                                 5,387           5,387           5,128           5,128
Separate account liabilities             423,474         423,474         263,035         263,035






--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 106

           Security Life of Denver Insurance Company and Subsidiaries

12. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying values of all other financial instruments approximate their fair values.

The following methods and assumptions were used by the Company in estimating the "fair value" disclosures for financial instruments:

    FIXED MATURITIES AND EQUITY SECURITIES: The fair values for fixed maturities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements and collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality and maturity which fall within a range between 4.5% - 14.0% over the total portfolio. The fair values of equity securities are based on quoted market prices.

    MORTGAGE LOANS: Estimated market values for commercial real estate loans are generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads implied by independent published surveys. The same is applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these are discounted at a greater spread to reflect increased risk.

    All residential loans are valued at their outstanding principal balances, which approximate their fair values.

    POLICY LOANS: The carrying amounts reported in the balance sheets for these financial instruments approximate their fair values.

    DERIVATIVE FINANCIAL INSTRUMENTS: Fair values for on-balance-sheet derivative financial instruments (caps and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 107

           Security Life of Denver Insurance Company and Subsidiaries

12. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

    OTHER INVESTMENT-TYPE INSURANCE CONTRACTS: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender value. The carrying values of other liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies and premium deposits, approximate their fair values.

    OFF-BALANCE-SHEET INSTRUMENTS: The Company accepted additional deposits on existing synthetic guaranteed investment contracts in the amounts of $66,480,000 and $1,000,000 in 1998 and 1997, respectively, from trustees of 401(k) plans. Pursuant to the terms of these contracts, the trustees own and retain the assets related to these contracts. Such assets had a value of $433,689,000 and $493,757,000 at December 31, 1998 and 1997, respectively.
    Under synthetic guaranteed investment contracts, the synthetic issuer may assume interest rate risk on individual plan participant initiated withdrawals from stable value options of 401(k) plans. Approximately 85% of the synthetic guaranteed investment contract book values are on a participating basis and have a credited interest rate reset mechanism which passes such interest rate risk to plan participants.

    LETTERS OF CREDIT

    The Company is the beneficiary of letters of credit totaling $197,254,000 which have a market value to the Company of $0 and two lines of credit totaling $284,471,000 which have a market value to the Company of $0 (see
    Note 14).

13. COMMITMENTS AND CONTINGENCIES

The Company is a party to pending or threatened lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the Company sometimes include substantial additional claims, consequential damages, punitive damages and other similar types of relief. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a material adverse effect on the Company's financial position or interfere with its operations.




--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 108

           Security Life of Denver Insurance Company and Subsidiaries

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

In 1998, the Company established an accrued liability of $40,000,000 related to certain potential litigation similar to that faced by other major life insurers. This litigation relates to sales practices of interest sensitive policies. The Company is vigorously defending its position in these cases. No such litigation reserve was established in 1997. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a material adverse effect on the Company's financial position or interfere with its operations.

14. OTHER FINANCING ARRANGEMENTS

The Company has a $144,471,000 line of credit issued by the Company's parent to provide short-term liquidity. The Company has an additional non-affiliated line of credit of $140,000,000, also to provide short-term liquidity, which expires July 31, 1999. The amount of funds available under this line is reduced by borrowings of certain affiliates also party to the agreement. There were no outstanding borrowings under either of these agreements at December 31, 1998 or 1997. The weighted-average balance outstanding of short-term debt was $37.5 million during 1998. The weighted-average interest rate paid on this debt during 1998 was 5.63% (see Note 12).

The Company is the beneficiary of letters of credit totaling $197,254,000 that were established in accordance with the terms of reinsurance agreements. Such letters of credit are unconditional, irrevocable, and provide for automatic renewal for the following year at December 31. The letters were unused during both 1998 and 1997.

15. YEAR 2000 (UNAUDITED)

The Company has initiated a program to prepare its computer systems and applications for the year 2000. This program includes all systems utilized by the Company as well as the systems of other companies that interface with the Company. The Company has completed modification and preliminary testing of portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The total Year 2000 project cost is estimated at approximately $6.4 million. To date the Company has incurred approximately $2.6 million for the above activities. Accordingly, the Company does not expect the amounts required for this project to have a material effect on its financial position.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 109

           Security Life of Denver Insurance Company and Subsidiaries

15. YEAR 2000 (UNAUDITED) (CONTINUED)

The project is estimated to be completed no later than June 1999, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software, and conversions to new software, the Year 2000 will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed in a timely manner, it could have a material impact on the operations of the Company.

The Company has initiated formal communications and interface testing plans with all of its suppliers and customers to determine the extent to which its interface systems are vulnerable to those third parties' failure to have their systems Year 2000 compatible and will act accordingly to prevent operational disruptions.


















--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 110

                                   Consolidated Financial Statements

                                   Security Life of Denver
                                   Insurance Company
                                   and Subsidiaries


                                   Years ended December 31, 1998, 1997 and 1996 with Report of Independent Auditors




--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 111

           Security Life of Denver Insurance Company and Subsidiaries

                        Consolidated Financial Statements


                  Years ended December 31, 1998, 1997 and 1996





                                    CONTENTS

Report of Independent Auditors ..............................................113

Audited Consolidated Financial Statements

Consolidated Balance Sheets .................................................114
Consolidated Statements of Income ...........................................116
Consolidated Statements of Comprehensive Income..............................117
Consolidated Statements of Stockholder's Equity .............................118
Consolidated Statements of Cash Flows .......................................119
Notes to Consolidated Financial Statements ..................................121


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 112

                         Report of Independent Auditors

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying consolidated balance sheets of Security Life of Denver Insurance Company (a wholly-owned subsidiary of ING America Insurance Holdings, Inc.) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security Life of Denver Insurance Company and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Denver, Colorado

April 5, 1999


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 113

           Security Life of Denver Insurance Company and Subsidiaries

                           Consolidated Balance Sheets

                             (Dollars in Thousands)

                                                                  SEPTEMBER 30                  DECEMBER 31
                                                                      1999                1998               1997
                                                               -----------------------------------------------------------
                                                                   (Unaudited)
ASSETS
Investments (Notes 2 and 3):
   Fixed maturities, at fair value (amortized cost of
     $3,615,488, $3,383,582 and $3,007,012
     respectively)                                                   $3,515,341         $ 3,503,530         $3,152,355
   Equity securities, at fair value (cost of $5,074,
     $6,761 and $6,754, respectively)                                     5,915               8,400              8,019
   Mortgage loans on real estate                                        917,129             784,108            576,620
   Investment real estate, at cost, less accumulated
     depreciation of $556, $667 and $706,
     respectively                                                         1,033               1,740              1,767
   Policy loans                                                         925,721             925,623            875,405
   Other long-term investments                                           18,201              17,671             14,307
   Short-term investments                                                27,958                 747             55,466
                                                               -----------------------------------------------------------
Total investments                                                     5,411,298           5,241,819          4,683,939

Cash                                                                     40,719              31,644             22,299
Accrued investment income                                                77,687              52,440             49,726
Reinsurance recoverable:
   Paid benefits                                                         22,925              11,364             11,170
   Unpaid benefits                                                       32,897              24,312             14,988
Prepaid reinsurance premiums (Note 8)                                 3,571,315           3,329,901          2,744,863
Deferred policy acquisition costs (DPAC)                                826,369             778,126            682,905
Property and equipment, at cost, less accumulated
   depreciation of $26,147, $25,981 and $22,925,
   respectively                                                          34,508              36,141             37,943
Federal income tax recoverable (Note 9)                                  32,060                   -              5,722
Deferred tax assets                                                       6,860                   -                  -
Indebtedness from related parties                                         5,113               4,339              2,443
Other assets                                                            189,015             113,019             87,298
Separate account assets (Note 6)                                        512,189             423,474            263,035


                                                               -----------------------------------------------------------
Total assets                                                        $10,762,955         $10,046,579         $8,606,331
                                                               ===========================================================


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 114

                                                                  SEPTEMBER 30                  DECEMBER 31
                                                                      1999                1998               1997
                                                               -----------------------------------------------------------
                                                                   (Unaudited)
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
   Future policy benefits:
     Life and annuity reserves                                      $ 5,097,013         $ 4,857,141         $4,328,577
     Guaranteed investment contracts                                  3,613,312           3,210,012          2,634,654
     Policyholders' funds                                                90,025              81,064             82,291
     Advance premiums                                                       196                 272                365
     Accrued dividends and dividends on deposit                          27,280              21,268             21,129
     Policy and contract claims                                         147,686             130,100            103,525
                                                               -----------------------------------------------------------
   Total future policy benefits                                       8,975,512           8,299,857          7,170,541

   Accounts payable and accrued expenses                                107,276             108,165             99,335
   Indebtedness to related parties                                       21,344              13,755              7,704
   Long-term debt to related parties (Note 10)                          100,000             100,000             75,000
   Accrued interest on long-term debt to related
     parties (Note 10)                                                    9,653               5,387              5,128
   Other liabilities                                                    213,521             109,593             61,424
   Federal income taxes payable (Note 9)                                      -                 106                  -
   Deferred federal income taxes (Note 9)                                     -              60,062             53,829
   Separate account liabilities (Note 6)                                512,189             423,474            263,035
                                                               -----------------------------------------------------------
Total liabilities                                                     9,939,495           9,120,399          7,735,996

Commitments and contingencies
   (Notes 8 and 13)

Stockholder's equity (Note 11):
   Common stock, $20,000 par value:
     Authorized - 149 shares
     Issued and outstanding - 144 shares                                  2,880               2,880              2,880
   Additional paid-in capital                                           315,722             315,722            315,722
   Retained earnings                                                    597,385             563,553            500,795
   Accumulated other comprehensive income                               (92,527)             44,025             50,938
                                                               -----------------------------------------------------------
Total stockholder's equity                                              823,460             926,180            870,335
                                                               -----------------------------------------------------------
Total liabilities and stockholder's equity                          $10,762,955         $10,046,579         $8,606,331
                                                               ===========================================================


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 115

           Security Life of Denver Insurance Company and Subsidiaries

                        Consolidated Statements of Income

                             (Dollars in Thousands)


                                                         NINE MONTHS
                                                           ENDED
                                                         SEPTEMBER 30               YEAR ENDED DECEMBER 31
                                                            1999             1998             1997           1996
                                                       ------------------------------------------------------------------
                                                        (Unaudited)
Revenues:
   Traditional life insurance premiums                    $  79,526      $   120,675       $   122,429      $118,200
   Universal life and investment product charges            186,444          229,226           217,108       202,081
   Reinsurance premiums assumed                             389,463          431,267           446,434       339,335
                                                       ------------------------------------------------------------------
                                                            655,433          781,168           785,971       659,616
   Reinsurance premiums ceded                              (113,971)        (143,211)         (124,815)     (117,880)
                                                       ------------------------------------------------------------------
                                                            541,462          637,957           661,156       541,736

   Net investment income                                    296,973          361,996           340,898       312,121
   Net realized gains (losses) on investments               (26,374)          10,818            28,645         4,770
   Other revenues                                             2,640           11,771             6,743           526
                                                       ------------------------------------------------------------------
                                                            814,701        1,022,542         1,037,442       859,153
Benefits and expenses:
   Benefits:
     Traditional life insurance:
       Death benefits                                       244,240          239,921           299,305       235,828
       Other benefits                                        83,932           77,209            79,849        71,939
     Universal life and investment contracts:
       Interest credited to account balances                193,542          236,136           217,614       186,908
       Death benefits incurred in excess of account
         balances                                            80,398           63,103            73,260        54,004
     Increase in future policy benefits                      53,654          102,875            72,685       121,946
     Reinsurance recoveries                                (106,888)         (84,506)          (98,376)      (80,276)
     Product conversions                                      2,247           10,578             7,014        16,379
                                                       ------------------------------------------------------------------
                                                            551,125          645,316           651,351       606,728
   Expenses:
     Commissions                                             60,213           49,569            46,516        25,846
     Insurance operating expenses                            63,672          125,194            89,075        69,580
     Amortization of deferred policy acquisition costs       87,349          105,639           116,495        94,685
                                                       ------------------------------------------------------------------
                                                            762,359          925,718           903,437       796,839
                                                       ------------------------------------------------------------------

Income before federal income taxes                           52,342           96,824           134,005        62,314
Federal income taxes (Note 9)                                18,510           34,066            47,019        21,876
                                                       ------------------------------------------------------------------
Net income                                                $  33,832     $     62,758      $     86,986     $  40,438
                                                       ==================================================================


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 116

           Security Life of Denver Insurance Company and Subsidiaries

                 Consolidated Statements of Comprehensive Income

                             (Dollars in Thousands)


                                                        NINE MONTHS
                                                           ENDED
                                                         SEPTEMBER 30               YEAR ENDED DECEMBER 31
                                                            1999             1998            1997            1996
                                                       ------------------------------------------------------------------
                                                        (Unaudited)

Net income                                                $  33,832         $62,758          $86,986         $40,438
                                                        -----------------------------------------------------------------

Other comprehensive income (loss):
   Unrealized gains (losses) on securities:
     Net change in unrealized holding gains (losses),
       net of tax                                          (151,530)        (11,251)          28,367         (25,294)
     Reclassification adjustment for realized gains
       included in net income, net of tax                     7,216          (5,010)          (4,601)         (2,422)
     Effect on DPAC of unrealized gains and
       losses on fixed maturities, net of tax                 8,133           7,236          (37,522)         13,461
     Reclassification effect on DPAC of realized
       gains and losses included in net income, net
       of tax                                                  (371)          3,075            5,976               -
   Net change in pension liability, net of tax                    -            (963)               -               -
                                                        -----------------------------------------------------------------

Total other comprehensive income (loss)                    (136,552)         (6,913)          (7,780)        (14,255)
                                                        -----------------------------------------------------------------

Comprehensive income (loss)                               $(102,720)        $55,845          $79,206         $26,183
                                                        =================================================================


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 117

           Security Life of Denver Insurance Company and Subsidiaries

                 Consolidated Statements of Stockholder's Equity

                             (Dollars in Thousands)


                                                        NINE MONTHS
                                                            ENDED
                                                         SEPTEMBER 30               YEAR ENDED DECEMBER 31
                                                             1999            1998             1997            1996
                                                       ------------------------------------------------------------------
                                                       (Unaudited)

Common stock:
   Balance at beginning and end of period                      $  2,880   $    2,880       $    2,880      $    2,880
                                                        =================================================================

Additional paid-in capital:
   Balance at beginning of period                              $315,722     $315,722         $302,722        $297,422
   Capital contributions                                              -            -           13,000           5,300
                                                        -----------------------------------------------------------------
   Balance at end of period                                    $315,722     $315,722         $315,722        $302,722
                                                        =================================================================

Accumulated other comprehensive income (loss):
 Net unrealized gains (losses) on investments:
     Balance at beginning of period                           $  44,988    $  50,938        $  58,718       $  72,973
     Unrealized gains (losses) on securities:
       Change in unrealized gains (losses),
         net of tax                                            (144,314)     (16,261)          23,766         (27,716)
       Effect on DPAC of unrealized gains and
         losses on fixed maturities, net of tax                   7,762       10,311          (31,546)         13,461
                                                        -----------------------------------------------------------------
     Balance at end of period                                   (91,564)      44,988           50,938          58,718

   Accumulated net pension liability:
     Balance at beginning of period                                (963)           -                -               -
     Net change in pension liability, net of tax                      -         (963)               -               -
                                                        -----------------------------------------------------------------
     Balance at end of period                                      (963)        (963)               -               -
                                                        -----------------------------------------------------------------

Total accumulated other comprehensive income
(loss)                                                         $(92,527)    $ 44,025         $ 50,938        $ 58,718
                                                        =================================================================

Retained earnings:
   Balance at beginning of period                              $563,553     $500,795         $413,809        $373,371
   Net income                                                    33,832       62,758           86,986          40,438
                                                        -----------------------------------------------------------------
   Balance at end of period                                    $597,385     $563,553         $500,795        $413,809
                                                        =================================================================

Total stockholder's equity                                     $823,460     $926,180         $870,335        $778,129
                                                        =================================================================


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 118

           Security Life of Denver Insurance Company and Subsidiaries

                      Consolidated Statements of Cash Flows

                             (Dollars in Thousands)


                                                         NINE MONTHS
                                                           ENDED
                                                         SEPTEMBER 30               YEAR ENDED DECEMBER 31
                                                            1999             1998            1997            1996
                                                       ------------------------------------------------------------------
                                                         (Unaudited)
OPERATING ACTIVITIES
Net income                                                $    33,832     $    62,758     $    86,986      $    40,438
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Increase in future policy benefits                       556,093         874,765          995,632         585,581
     Net decrease (increase) in federal income taxes          (98,982)         12,061          (12,317)         78,668
     Increase (decrease) in accounts payable and
       accrued expenses                                        89,983          55,361           21,033          (1,361)
     Increase in accrued interest on long-term debt             4,266             259            1,428           3,676
     Increase in accrued investment income                    (25,247)         (2,714)          (4,300)         (7,294)
     (Increase) decrease in reinsurance recoverable           (20,146)         (9,518)           3,733          (5,214)
     Increase in prepaid reinsurance premiums                (241,414)       (585,038)        (793,851)       (336,053)
     Net realized investment losses (gains)                    26,513         (10,818)         (28,645)         (4,770)
     Depreciation and amortization expense                      1,713           3,174            3,630           3,857
     Policy acquisition costs deferred                       (124,167)       (184,993)        (174,374)       (152,299)
     Amortization of deferred policy acquisition
       costs                                                   87,349         105,639          116,495          94,685
     Increase in accrual for postretirement benefits             (506)            675              557             484
     Other, net                                                17,372          (7,053)          43,538         (15,539)
                                                        -----------------------------------------------------------------
Net cash provided by operating activities                     310,653         314,558          259,545         284,859

INVESTING ACTIVITIES
Securities available-for-sale:
   Sales:
     Fixed maturities                                       2,005,376       5,015,989        2,279,598         334,482
     Equity securities                                          1,747           2,251              648           4,198
   Maturities--fixed maturities                                154,269         274,463          410,632         727,937
   Purchases:
     Fixed maturities                                      (2,428,189)     (5,670,994)      (2,919,145)     (1,522,369)
     Equity securities                                              -          (2,089)          (2,561)           (428)
Sale, maturity or repayment of investments:
   Mortgage loans on real estate                               29,618          51,235           38,756          18,102
   Investment real estate                                       1,109               -                -           1,354
   Other long-term investments                                  4,312          10,678            2,002               -

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 119

           Security Life of Denver Insurance Company and Subsidiaries

                             (Dollars in Thousands)


                                                        NINE MONTHS
                                                            ENDED
                                                         SEPTEMBER 30               YEAR ENDED DECEMBER 31
                                                            1999             1998            1997            1996
                                                       ------------------------------------------------------------------
                                                       (Unaudited)
INVESTING ACTIVITIES (CONTINUED)
Purchase or issuance of investments:
   Mortgage loans on real estate                          $ (163,968)     $  (259,945)    $  (163,528)     $  (186,228)
   Investment real estate                                         (1)             (13)            (35)               -
   Policy loans, net                                             (98)         (50,218)        (80,094)         (41,071)
   Other long-term investments                                (4,855)         (14,042)         (5,248)             809
   Short-term investments, net                               (27,215)          55,115         (48,447)           3,942
Additions to property and equipment                              (59)          (1,418)         (2,687)          (4,482)
Disposals of property and equipment                                -               68             145            2,389
                                                        -----------------------------------------------------------------
Net cash used by investing activities                       (427,954)        (588,920)       (489,964)        (661,365)

FINANCING ACTIVITIES
Increase in indebtedness to related parties                    6,814           29,156           5,217           42,206
Cash contributions from parent                                     -                -          13,000            5,300
Receipts from interest sensitive products
   credited to policyholder account balances                 317,897          505,728         555,223          434,726
Return of policyholder account balances on
   interest sensitive policies                              (198,335)        (251,177)       (334,543)        (123,949)
                                                        -----------------------------------------------------------------
Net cash provided by financing activities                    126,376          283,707         238,897          358,283
                                                        -----------------------------------------------------------------

Net increase (decrease) in cash                                9,075            9,345           8,478          (18,223)
Cash at beginning of period                                   31,644           22,299          13,821           32,044
                                                        -----------------------------------------------------------------
Cash at end of period                                    $    40,719     $     31,644    $     22,299     $     13,821
                                                        =================================================================


See accompanying notes.

------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 120

           Security Life of Denver Insurance Company and Subsidiaries

                   Notes to Consolidated Financial Statements

           (Information subsequent to December 31, 1998 is unaudited)


1. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts and operations, after intercompany eliminations, of Security Life of Denver Insurance Company (Security Life) and its wholly-owned subsidiaries: Midwestern United Life Insurance Company (Midwestern United); First ING Life Insurance Company of New York (First ING); First Secured Mortgage Deposit Corporation; and ING America Equities, Inc.

NATURE OF OPERATIONS

Security Life of Denver Insurance Company and its subsidiaries (the Company) is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. (ING America). The Company focuses on two markets, the advanced market and reinsurance to other insurers. The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate owned life insurance. These products include traditional life, interest sensitive life, universal life and variable life. Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia and the Virgin Islands. In the reinsurance market, the Company offers financial security to clients through a mix of total risk management and traditional life insurance services.

The significant accounting policies followed by the Company that materially affect the financial statements are summarized below:

BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which, as to the insurance companies included in the consolidation, differ from statutory accounting practices prescribed or permitted by state insurance regulatory authorities.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 121

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING CHANGES

During June 1996, the Financial Accounting Standards Board (FASB) issued Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. Also in 1996, the FASB issued Statement No. 127, which delayed certain provisions of FAS 125 dealing with transactions such as securities lending, repurchase and dollar repurchase agreements until 1998. The portion of FAS 125 that became effective in 1997 requires the entity to recognize financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. The application of the new rules did not have a material impact on the financial statements of the Company.

Effective January 1, 1996, the Company adopted FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the valuation for long-lived assets that are identified for disposal. Adoption of this standard resulted in an insignificant impact to net income and stockholder's equity.

During 1998, the Company adopted FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, which standardizes the disclosure requirements for pension and other postretirement benefits. This Statement is effective for years beginning after December 15, 1997, with the restatement of disclosures for prior periods provided for comparative purposes, unless prior period information is not readily available.

During 1998, the Company adopted FASB Statement No. 130, Reporting Comprehensive Income, which requires an entity to divide comprehensive income into net income and other comprehensive income in the period recognized. This Statement is effective for fiscal years beginning after December 15, 1997, with the restatement of prior period disclosures for comparative purposes. As a result of implementing this Statement, the Company has classified items of other comprehensive income by their nature in the statements of comprehensive income and the accumulated balance of other comprehensive income in the equity section of the balance sheet. This Statement affects the presentation of the financial statements, with no effect on the valuation of total stockholder's equity.

------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 122

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PENDING ACCOUNTING STANDARDS

During 1998, the FASB issued Statement No. 133, Accounting for Derivative Financial Instruments and Hedging Activities, which establishes a new model for accounting and reporting for derivatives and hedging activities. Statement 133 requires all derivatives to be recognized on the balance sheet and measured at fair value. Based on the type of hedging relationship (fair value, cash flow, or foreign currency), Statement 133 requires the recognition of offsetting changes in value or cash flows of both the derivative and the hedged item in earnings in the same period. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in Statement 133 are included in earnings in the period of change. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, which delayed the effective date of Statement 133 until June 15, 2000. Upon the initial application of Statement 133 all derivatives are required to be recognized in the balance sheet as either assets or liabilities and measured at fair value. The Company plans to adopt this Statement during 2000, and the effect of implementation on the Company's financial statements has not yet been determined.

INVESTMENTS

Investments are presented on the following bases:

     The carrying value of fixed maturities depends on the classification of the security: securities held-to-maturity, securities available-for-sale, and trading securities. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

     The Company does not hold any securities classified as held-to-maturity or trading securities.

     Debt securities and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, and deferred policy acquisition cost adjustments, reported net of tax as a component of other comprehensive income in stockholder's equity.


------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 123

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in net investment income as earned.

     Mortgage loans are carried at the unpaid balances less an allowance for credit losses. Investment real estate is carried at cost, less accumulated depreciation. Policy loans are carried at unpaid balances.
     Derivatives are accounted for on the same basis as the asset hedged.

     Realized gains and losses, and declines in value judged to be other-than-temporary are included in net realized gains on investments. The cost of securities sold is based on the specific identification method.

RECOGNITION OF PREMIUM REVENUES

Premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist principally of whole life insurance policies, are recognized as revenue when due. Revenues for universal life insurance policies and for investment products consist of policy charges for the cost of insurance, policy administration charges, and surrender charges assessed against policyholder account balances during the year.

DEFERRED POLICY ACQUISITION COSTS

Commissions, reinsurance allowances, and other costs of acquiring traditional life insurance, including reinsurance assumed, universal life insurance (including interest sensitive products) and investment products that vary with and are primarily related to the production of new and renewal business, have been deferred. Traditional life insurance acquisition costs are being amortized using assumptions consistent with those used in computing policy benefit reserves. The period of amortization is normally over the premium-paying period. In the case of policies with no first year premium, the period of amortization includes the first year, in addition to the premium-paying period. For universal life insurance and investment products, acquisition costs are being amortized generally in proportion to the present value (using the assumed crediting rate) of expected

------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 124

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

gross margins from surrender charges, investments, mortality, and expenses. This amortization is adjusted retrospectively when estimates of current or future gross margins to be realized from a group of products are revised.

Deferred policy acquisition costs are adjusted to reflect changes that would have been necessary if unrealized investment gains and losses related to available-for-sale securities had been realized. The Company has reflected those adjustments in the asset balance with the offset as a direct adjustment to accumulated other comprehensive income in stockholder's equity.

FUTURE POLICY BENEFITS

Benefit reserves for traditional life insurance products (other than reinsurance assumed) are computed using a net level premium method including assumptions as to investment yields, mortality, withdrawals and other assumptions based on Company and industry experience. These assumptions include provisions for adverse deviation and are modified as necessary to reflect anticipated trends. Reserve interest assumptions are those deemed appropriate at the time of policy issue, and range from 3% to 7.5%. Policy benefit claims are charged to expense in the year that the claims are incurred.

Benefit reserves for reinsurance assumed are computed using pricing assumptions with provisions for adverse deviation. Benefits for level-term reinsurance assumed are computed to recognize profits in proportion with revenue. Benefit reserves for all other reinsurance assumed are computed to recognize profits in proportion to the coverage provided.

Benefit reserves for universal life-type policies (including fixed premium interest sensitive products) and investment products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred during the year in excess of related policy account balances. Interest crediting rates for universal life and investment products range from 3.80% to 7.81% during 1998, 4.60% to 7.81% during 1997, and 4.60% to 7.45% during 1996.

Included in life and annuity reserves is an unearned revenue reserve that reflects the unamortized balance of excess heaped expense loads over ultimate renewal expense loads on universal life and investment products. These excess fees have been deferred and are being recognized in income over the periods benefited, using the same assumptions and factors used to amortize deferred policy acquisition costs.

------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 125

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

POLICY AND CONTRACT CLAIMS

The liabilities for unpaid claims include estimates of amounts due on reported claims and claims that have been incurred but were not reported as of December
31. Such estimates are based on actuarial projections applied to historical claim payment data and are considered reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost less accumulated depreciation. Impairment losses are recorded when indicators of impairment are present and the estimated undiscounted cash flows are less than the assets' carrying value. Depreciation for major classes of assets is calculated on a straight-line basis.

PARTICIPATING INSURANCE

The Company accrues a liability for earnings on participating policies that cannot inure to the benefit of the Company's stockholder. The liability is determined based on earnings on participating policies in excess of 10% of profits on participating business before payment of policyholder dividends. The liability for these undistributed earnings was $5,816,000 and $6,074,000 at December 31, 1998 and 1997, respectively. Participating business approximates
 .2% of the Company's ordinary life insurance in force and 1.4% of premium income. Earnings for participating insurance are based on the actual earnings of the participation block of policies. Expenses and taxes are allocated based on the amount of participating insurance in force. Investment income is allocated based on the yield of the participating investment portfolio. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends of $3,233,000, $3,377,000, and $3,307,000 were incurred in 1998, 1997, and 1996, respectively.

FEDERAL INCOME TAXES

Deferred federal income taxes have been provided or credited to reflect significant temporary differences between income reported for tax and financial reporting purposes using reasonable assumptions.


------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 126

           Security Life of Denver Insurance Company and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH FLOW INFORMATION

Cash includes cash on hand and demand deposits. Included as a component of operating activities is interest paid of $10,121,000, $10,110,000, and $1,016,000 for 1998, 1997, and 1996, respectively.

GUARANTY FUND ASSESSMENTS

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state.

RECLASSIFICATIONS

Certain amounts in the 1997 and 1996 financial statements have been reclassified to conform to the 1998 presentation.

UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying consolidated balance sheet at September 30, 1999 and the consolidated statements of income, stockholders equity, comprehensive income, and cash flows for the nine-month period ended September 30, 1999 are unaudited and have been prepared on the same basis as the audited financial statements included herein. In the opinion of management, such unaudited financial statements include all adjustments necessary to present fairly the information set forth therein, which consists solely of normal recurring adjustments. The results of operations for such interim periods are not necessarily indicative of results for the full respective year.


------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 127

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS

The amortized cost and fair value of investments in fixed maturities and equity securities are as follows at December 31, 1998 and 1997:

                                                                        DECEMBER 31, 1998
                                              -----------------------------------------------------------------------
                                                   COST OR           GROSS             GROSS
                                                  AMORTIZED        UNREALIZED       UNREALIZED           FAIR
                                                    COST             GAINS            LOSSES             VALUE
                                              -----------------------------------------------------------------------
                                                                        (Dollars in Thousands)

Available-for-sale:
   U.S. Treasury securities and obligations
     of U.S. government corporations and
     agencies                                   $   166,611         $   3,829       $     589        $   169,851
   States, municipalities and political
     subdivisions                                    23,368               959           1,803             22,524
   Public utilities securities                      172,968             4,885             904            176,949
   Debt securities issued by foreign
     governments                                        952                 -               -                952
   Corporate securities                           1,251,462            46,292          23,512          1,274,242
   Mortgage-backed securities                     1,132,058            75,159           6,922          1,200,295
   Other asset-backed securities                    635,539            19,968           3,578            651,929
   Redeemable preferred stocks                          312                42               -                354
   Derivatives hedging fixed maturities
     (Note 3)                                           312             6,434             312              6,434
                                              -----------------------------------------------------------------------
   Total fixed maturities                         3,383,582           157,568          37,620          3,503,530

   Preferred stocks (nonredeemable)                   4,251                 6              52              4,205
   Common stocks                                      2,510             1,780              95              4,195
                                              -----------------------------------------------------------------------
   Total equity securities                            6,761             1,786             147              8,400
                                              -----------------------------------------------------------------------
Total                                            $3,390,343          $159,354         $37,767         $3,511,930
                                              =======================================================================








------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 128

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS (CONTINUED)

                                                                        DECEMBER 31, 1997
                                              -----------------------------------------------------------------------
                                                   COST OR           GROSS             GROSS
                                                  AMORTIZED        UNREALIZED       UNREALIZED           FAIR
                                                    COST             GAINS            LOSSES             VALUE
                                              -----------------------------------------------------------------------
                                                                        (Dollars in Thousands)

Available-for-sale:
   U.S. Treasury securities and obligations
     of U.S. government corporations and
     agencies                                     $    51,387       $    1,629       $       39       $     52,977
   States, municipalities and political
     subdivisions                                      43,185            1,023              128             44,080
   Public utilities securities                        151,642            5,030            1,216            155,456
   Debt securities issued by foreign
     governments                                        3,272                -                -              3,272
   Corporate securities                             1,147,380           48,001            6,539          1,188,842
   Mortgage-backed securities                       1,165,376           89,539            6,661          1,248,254
   Other asset-backed securities                      443,473           13,285              584            456,174
   Redeemable preferred stocks                              -                -                -                  -
   Derivatives hedging fixed maturities
     (Note 3)                                           1,297            3,118            1,115              3,300
                                              -----------------------------------------------------------------------
   Total fixed maturities                           3,007,012          161,625           16,282          3,152,355

   Preferred stocks (nonredeemable)                     3,368               67              122              3,313
   Common stocks                                        3,386            1,446              126              4,706
                                              -----------------------------------------------------------------------
   Total equity securities                              6,754            1,513              248              8,019
                                              -----------------------------------------------------------------------
Total                                              $3,013,766         $163,138          $16,530         $3,160,374
                                              =======================================================================


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 129

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS (CONTINUED)

The amortized cost and fair value of investments in fixed maturities at December 31, 1998, by contractual maturity, are shown in the following table (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 AMORTIZED
                                                   COST          FAIR VALUE
                                            ----------------- ------------------

Available for sale:
   Due in one year or less                    $     18,024       $     18,156
   Due after one year through five years           187,198            183,735
   Due after five years through ten years          695,842            702,563
   Due after ten years                             714,609            740,418
                                            ----------------- ------------------
                                                 1,615,673          1,644,872

Mortgage-backed securities                       1,132,058          1,200,295
Other asset-backed securities                      635,539            651,929
Derivatives                                            312              6,434
                                            ----------------- ------------------
Total available-for-sale                        $3,383,582         $3,503,530
                                            ================= ==================

Changes in unrealized gains (losses) on investments in available-for-sale securities for the years ended December 31, 1998, 1997 and 1996 are summarized as follows (in thousands):

                                                    DECEMBER 31, 1998
                                     -------------------------------------------
                                        FIXED          EQUITY         TOTAL
                                     -------------- -------------- -------------

Gross unrealized gains                 $157,568       $1,786         $159,354
Gross unrealized (losses)               (37,620)        (147)         (37,767)
                                     -------------- -------------- -------------
Net unrealized gains                    119,948        1,639          121,587
Deferred income tax                     (41,982)        (574)         (42,556)
                                     -------------- -------------- -------------
Net unrealized gains after taxes         77,966        1,065           79,031
Less:
   Balance at beginning of year          94,470          822           95,292
                                     -------------- -------------- -------------
Change in net unrealized gains
   (losses)                           $ (16,504)     $   243        $ (16,261)
                                     ============== ============== =============

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 130

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS (CONTINUED)

                                                    DECEMBER 31, 1997
                                  --------------------------------------------
                                     FIXED          EQUITY         TOTAL
                                  -------------- -------------- --------------

Gross unrealized gains              $161,625       $1,513         $163,138
Gross unrealized (losses)            (16,282)        (248)         (16,530)
                                  -------------- -------------- --------------
Net unrealized gains                 145,343        1,265          146,608
Deferred income tax                  (50,873)        (443)         (51,316)
                                  -------------- -------------- --------------
Net unrealized gains after taxes      94,470          822           95,292
Less:
   Balance at beginning of year       71,237          289           71,526
                                  -------------- -------------- --------------
Change in net unrealized gains
   (losses)                        $  23,233      $   533        $  23,766
                                  ============== ============== ==============

                                                 DECEMBER 31, 1996
                                  --------------------------------------------
                                     FIXED          EQUITY         TOTAL
                                  -------------- -------------- --------------

Gross unrealized gains              $140,089        $822          $140,911
Gross unrealized (losses)            (30,493)       (376)          (30,869)
                                  -------------- -------------- --------------
Net unrealized gains                 109,596         446           110,042
Deferred income tax                  (38,359)       (157)          (38,516)
                                  -------------- -------------- --------------
Net unrealized gains after taxes      71,237         289            71,526
Less:
   Balance at beginning of year       99,389        (147)           99,242
                                  -------------- -------------- --------------
Change in net unrealized gains
   (losses)                        $ (28,152)       $436         $ (27,716)
                                  ============== ============== ==============

As part of its overall investment management strategy, the Company has entered into agreements to purchase $79,175,000 in mortgage loans as of December 31, 1998. These agreements were settled during 1999. The Company had no agreements to sell securities at December 31, 1998.





--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 131

           Security Life of Denver Insurance Company and Subsidiaries

2. INVESTMENTS (CONTINUED)

Major categories of investment income for the years ended December 31 are summarized as follows (in thousands):

                                      1998            1997            1996
                                  -------------- --------------- ---------------

Fixed maturities                    $278,227         $259,936       $240,931
Mortgage loans on real estate         47,567           40,908         29,143
Policy loans                          58,016           56,087         52,205
Other investments                      2,911            3,159          2,197
                                  -------------- --------------- ---------------
                                     386,721          360,090        324,476
Investment expenses                  (24,725)         (19,192)       (12,355)
                                  ============== =============== ===============
Net investment income               $361,996         $340,898       $312,121
                                  ============== =============== ===============

Net realized gains (losses) on investments for the years ended December 31 are summarized as follows (in thousands):

                                1998             1997             1996
                            ---------------- ---------------- ----------------

Fixed maturities              $  9,691           $27,717          $4,540
Equity securities                  168               (57)             79
Real estate and other              959               985             151
                            ---------------- ---------------- ----------------
Net realized gains on
   investments                 $10,818           $28,645          $4,770
                            ================ ================ ================

During 1998, 1997 and 1996, fixed maturities and marketable equity securities available-for-sale were sold with fair values at the date of sale of $5,018,240,000, $2,281,886,000 and $334,482,000, respectively. Gross gains of
$44,314,000, $41,017,000 and $7,248,000 and gross losses of $34,455,000,
$13,357,000 and $2,629,000 were realized on those sales in 1998, 1997 and 1996, respectively.

At December 31, 1998 and 1997, bonds with an amortized cost of $29,081,000 and $28,434,000, respectively, were on deposit with various state insurance departments to meet regulatory requirements.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 132

           Security Life of Denver Insurance Company and Subsidiaries

3. DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR PURPOSES OTHER THAN TRADING

The Company enters into interest rate and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching.

Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreements without an exchange of the underlying principal amount. Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Premiums paid for the purchase of interest rate contracts are included in other assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged. Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or assets.

Gains and losses as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges.

The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contacts.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 133

           Security Life of Denver Insurance Company and Subsidiaries

3. DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR PURPOSES OTHER THAN TRADING (CONTINUED)

The table below summarizes the Company's interest rate contracts at December 31, 1998 and 1997 (in thousands):

                                                                   DECEMBER 31, 1998
                                            ----------------------------------------------------------------
                                               NOTIONAL        AMORTIZED          FAIR          BALANCE
                                                AMOUNT            COST           VALUE           SHEET
                                            ---------------- --------------- --------------- ---------------

Interest rate contracts:
   Swaps                                      $   767,873       $   (155)        $(2,952)        $(2,952)
   Swaps-affiliates                               734,176            155           5,440           5,440
                                            ---------------- --------------- --------------- ---------------
Total swaps                                     1,502,049              -           2,488           2,488

   Caps owned                                     560,000            312              11              11
                                            ---------------- --------------- --------------- ---------------
Total caps owned                                  560,000            312              11              11

   Floors owned                                   422,485            (72)          3,768           3,768
   Floors owned-affiliates                          8,485             72             167             167
                                            ---------------- --------------- --------------- ---------------
Total floors owned                                430,970              -           3,935           3,935

   Options owned                                  418,300          5,268           2,664           2,664
   Options owned-affiliates                       418,300         (5,268)         (2,664)         (2,664)
                                            ---------------- --------------- --------------- ---------------
Total options owned                               836,600              -               -               -
                                            ---------------- --------------- --------------- ---------------

Total derivatives                              $3,329,619       $    312         $ 6,434         $ 6,434
                                            ================ =============== =============== ===============


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 134

           Security Life of Denver Insurance Company and Subsidiaries

3. DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR PURPOSES OTHER THAN TRADING (CONTINUED)

                                                                   DECEMBER 31, 1997
                                            ----------------------------------------------------------------
                                               NOTIONAL        AMORTIZED          FAIR          BALANCE
                                                AMOUNT            COST           VALUE           SHEET
                                            ---------------- --------------- --------------- ---------------

Interest rate contracts:
   Swaps                                      $   913,630         $ (185)         $ (625)         $ (625)
   Swaps-affiliates                               879,745            185           1,429           1,429
                                            ---------------- --------------- --------------- ---------------
Total swaps                                     1,793,375              -             804             804

   Caps owned                                     760,000            986             766             766
                                            ---------------- --------------- --------------- ---------------
Total caps owned                                  760,000            986             766             766

   Floors owned                                   354,000            311           1,730           1,730
   Floors owned-affiliates                              -              -               -               -
                                            ---------------- --------------- --------------- ---------------
Total floors owned                                354,000            311           1,730           1,730

   Options owned                                  384,300          6,192           4,312           4,312
   Options owned-affiliates                       384,300         (6,192)         (4,312)         (4,312)
                                            ---------------- --------------- --------------- ---------------
Total options owned                               768,600              -               -               -
                                            ---------------- --------------- --------------- ---------------

Total derivatives                              $3,675,975         $1,297          $3,300          $3,300
                                            ================ =============== =============== ===============

4. CONCENTRATIONS OF CREDIT RISK

At December 31, 1998, the Company held less-than-investment-grade bonds classified as available-for-sale with a carrying value and market value of $277,793,000. These holdings amounted to 7.9% of the Company's investments in fixed maturity securities and 2.8% of total assets. The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

At December 31, 1998, the Company's mortgages involved a concentration of properties located in Florida (15.5%), Texas (9.7%), and Georgia (7.5%). The remaining mortgages relate to properties located in 35 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $16,068,000.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 135

           Security Life of Denver Insurance Company and Subsidiaries

5. EMPLOYEE BENEFIT PLANS

PENSION PLANS AND POSTRETIREMENT BENEFITS

The Company has a qualified noncontributory defined benefit retirement plan covering substantially all employees. In addition, the Company maintains a non-qualified unfunded Supplemental Employees' Retirement Plan (SERP). In addition to providing pension plans, the Company provides certain health care and life insurance benefits for retired employees.

The funded status and the amounts recognized in the balance sheets for the defined benefit plans and other postretirement benefit plans are as follows (in thousands):

                                                                       DECEMBER 31
                                                   1998                                      1997
                                   --------------------------------------     ------------------------------------
                                    QUALIFIED                   POST-         QUALIFIED                   POST-
                                      PLAN         SERP       RETIREMENT        PLAN         SERP       RETIREMENT
                                   ------------ ------------ -------------   ------------ ------------ -------------

Projected benefit obligation         $(38,685)    $(8,320)    $  (8,949)      $(37,801)     $(9,154)   $  (7,590)
Less plan assets at fair value         47,230           -            -          40,150            -            -
                                   ------------ ------------ -------------   ------------ ------------ -------------
Plan assets in excess (deficient)
   of projected benefit ogligation $    8,545     $(8,320)    $ (8,949)      $   2,349      $(9,154)   $  (7,590)
                                   ============ ============ =============   ============ ============ =============

Net asset (liability)              $    1,240     $(4,918)    $(12,044)      $   1,322      $(4,135)    $(11,369)
                                   ============ ============ =============   ============ ============ =============

As of December 31, 1998 and 1997, the Company recognized an additional minimum net liability on the SERP of $1,482,000 and $3,848,000, respectively, as this plan is unfunded and the actuarial present value of accumulated benefit obligation exceeds the net pension liability. Prior to 1998, the change in the additional minimum net liability was reported in net income. Beginning in 1998, the change in the additional minimum net liability is recorded net of tax as a component of other comprehensive income directly in stockholder's equity, net of tax.









--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 136

           Security Life of Denver Insurance Company and Subsidiaries

5. EMPLOYEE BENEFIT PLANS (CONTINUED)

The net periodic pension cost, employer contributions, plan participant contributions, and benefits paid for the defined benefit plans are as follows (in thousands):

                                    1998                                1997                               1996
                        --------------------------------    --------------------------------    -------------------------------
                        QUALIFIED              POST-        QUALIFIED              POST-        QUALIFIED             POST-
                          PLAN       SERP    RETIREMENT       PLAN      SERP    RETIREMENT        PLAN      SERP    RETIREMENT
                        ---------- --------- -----------    --------- --------- ------------    --------- --------- -----------

Net periodic pension
   expense               $  82      $1,109      $893           $607    $1,502      $755         $   390     $1,109     $669
Employer contributions       -         325       218              -       317       198               -        320  Not
                                                                                                                    available
Plan participants'
   contributions             -           -        77              -         -        71               -          -  Not
                                                                                                                    available
Benefits paid              890         325       296            811       317       268           1,466        320      187

The information for employer and plan participant contributions to the postretirement plan for 1996 is not readily available.

Assumptions used in accounting for the defined benefit plans as of December 31, 1998, 1997, and 1996 were as follows:

                                                   1998        1997        1996
                                                --------------------------------

Weighted-average discount rate                    6.75%       7.25%       7.50%
Rate of increase in compensation level            4.00%       4.25%       4.50%
Expected long-term rate of return on assets       9.50%       9.50%       9.50%

Plan assets of the defined benefit plans at December 31, 1998 are invested primarily in U.S. government securities, corporate bonds, mutual funds, mortgage loans, money market funds and common stock.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 9.75% graded to 5.25% over 9 years. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 1998 by $1,015,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1998 by $136,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 1998 by $(862,000) and the aggregate of the service and


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 137

           Security Life of Denver Insurance Company and Subsidiaries

5. EMPLOYEE BENEFIT PLANS (CONTINUED)

interest cost components of net periodic postretirement benefit cost for 1998 by $(113,000).

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% at December 31, 1998 and 7.50% at December 31, 1997 and December 31, 1996.

401(K) PLAN

The Security Life of Denver Insurance Company Savings Incentive Plan (the Savings Plan) is a defined contribution plan which is available to substantially all home office employees. Participants may make contributions to the plan through salary reductions up to a maximum of $10,000 for 1998, and $9,500 for both 1997 and 1996. Such contributions are not currently taxable to the participants. The Company matches 100% of the first 3% of participants' contributions, plus 50% of contributions which exceed 3% of participants' compensation, subject to a maximum matching percentage of 4 1/2% of the individual's salary. Company matching contributions were $1,343,000 for 1998, $1,211,000 for 1997, and $1,143,000 for 1996.

Plan assets of the Savings Plan at December 31, 1998 are invested in a group deposit administration contract (the Contract) with the Company, various stock funds maintained by the Principal Financial Group, and loans to participants. The Contract is a policyholder liability of the Company and had a balance of $27.8 million and $26.6 million at December 31, 1998 and 1997, respectively.

6. SEPARATE ACCOUNTS

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders, and are excluded from the amounts reported in the consolidated statements of income except for fees charged for administration services and mortality risk.






--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 138

           Security Life of Denver Insurance Company and Subsidiaries

7. LEASES

In 1997, the Company terminated a significant operating lease agreement relating to electronic data processing equipment due to outsourcing of computer operations. The Company incurred $4,819,000 in lease expense in 1997 related to that agreement prior to termination. The Company does not have any other significant lease obligations. Total rental expense for all equipment leases was approximately $0, $4,993,000 and $6,151,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

8. REINSURANCE

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 1998, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $1,500,000. Reinsurance premiums, commissions, and expense reimbursements related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts, and are consistent with the risks assumed.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion retroceded. Consequently, allowances are established for amounts deemed uncollectible. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers. The use of reinsurance pools with retrocessionaires also minimizes the Company's exposure to significant losses from retrocessionaire insolvencies.

The Company assumes and cedes, on a coinsurance basis, guaranteed investment contracts (GICs) to and from affiliates under common ownership. As of December 31, 1998, $2.7 billion of an affiliate's invested assets were held in trust pursuant to these agreements.




--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 139

           Security Life of Denver Insurance Company and Subsidiaries

8. REINSURANCE (CONTINUED)

These GIC transactions are summarized as follows (in thousands):

                                                               1998                         1997
                                                    ---------------------------- ---------------------------
                                                                     POLICY                       POLICY
                                                      DEPOSITS     LIABILITIES     DEPOSITS     LIABILITIES
                                                    ------------- -------------- ------------- --------------

Direct (nonaffiliated)                                $2,773,952    $3,112,460     $1,673,471    $2,527,957
Assumed from Life Insurance Company of
   Georgia                                                     -        97,552         35,000       106,698
                                                    ------------- -------------- ------------- --------------
                                                       2,773,952     3,210,012      1,708,471     2,634,655
Ceded to Columbine Life Insurance Company             (2,547,743)   (2,696,409)    (1,479,371)   (2,231,118)
Ceded to Life Insurance Company of Georgia              (225,083)     (512,477)      (116,100)     (403,537)
Ceded to First Columbine Life Insurance
   Company                                                (1,126)       (1,126)             -             -
                                                    ============= ============== ============= ==============
Net                                                   $        -    $        -     $   113,000   $        -
                                                    ============= ============== ============= ==============

Ceded GIC policy liabilities totaling $3,210 and $2,635 million as of December 31, 1998 and 1997, respectively, are classified as part of prepaid reinsurance premiums.

During 1998 and 1997, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financial and other purposes. These reinsurance transactions, generally known as "financial reinsurance," represent financial arrangements and, in accordance with generally accepted accounting principles, are not reflected in the accompanying financial statements except for the risk fees paid to or received from reinsurers. Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as amounts are recaptured from reinsurers. During 1998, the Company entered into a new financial reinsurance contract with an affiliated company.

9. INCOME TAXES

The Company files a consolidated federal income tax return with its parent and other U.S. affiliates and subsidiaries, with the exception of First ING. The affiliated companies that join in the filing of the consolidated federal income tax return have an agreement for the allocation of taxes between members that join in the consolidated return. The agreement specifies that the separate return payable or the separate return receivable of each member will be the federal income tax payable or receivable that the member would have had for the period had it filed a separate return.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 140

           Security Life of Denver Insurance Company and Subsidiaries

9. INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                            DECEMBER 31
                                                     1998             1997
                                                 ---------------- --------------

Deferred tax liabilities:
   Deferred policy acquisition costs                 $(272,970)      $(239,678)
   Unrealized gains/losses                             (42,556)        (51,312)
                                                 ---------------- --------------
Total deferred tax liabilities                        (315,526)       (290,990)

Deferred tax assets:
   Benefit reserves and surplus relief                 102,177         111,610
   Tax-basis deferred policy acquisition costs          83,836          71,241
   Investment income                                    13,712          13,459
   Unearned investment income                                -           9,208
   Nonqualified deferred compensation                   14,667          14,129
   Postretirement employee benefits                      2,501           3,979
   Separate accounts                                    18,775           8,571
   Other, net                                           19,796           4,964
                                                 ---------------- --------------
Total deferred tax assets                              255,464         237,161
                                                 ---------------- --------------
Net deferred tax liabilities                        $  (60,062)     $  (53,829)
                                                 ================ ==============

The components of federal income tax expense consist of the following (in thousands):

                                                DECEMBER 31
                                  1998              1997             1996
                            ----------------- ----------------- ----------------

Current                          $24,111           $37,542           $10,340
Deferred                           9,955             9,477            11,536
                            ================= ================= ================
Federal income tax expense       $34,066           $47,019           $21,876
                            ================= ================= ================

The Company's effective income tax rate did not vary significantly from the statutory federal income tax rate.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 141

           Security Life of Denver Insurance Company and Subsidiaries

9. INCOME TAXES (CONTINUED)

The Company had net income tax payments (receipts) of $18,283,000 during 1998, $55,468,000 during 1997, and $(61,467,000) during 1996 for current income tax payments and settlements of prior year returns.

The Policyholder's Surplus Account is an accumulation of certain special deductions for income tax purposes and a portion of the "gains from operations" which were not subject to current taxation under the Life Insurance Tax Act of 1959. At December 31, 1984, the balance in this account for tax return purposes was approximately $70,800,000. The Tax Reform Act of 1984 provides that no further accumulations will be made in this account. If amounts accumulated in the Policyholder's Surplus Account exceed certain limits, or if distributions to the stockholder exceed amounts in the Stockholder's Surplus Account, to the extent of such excess amount or excess distributions, as determined for income tax purposes, amounts in the Policyholder's Surplus Account would become subject to income tax at rates in effect at that time. Should this occur, the maximum tax which would be paid at the current tax rate is $24,780,000. The Company does not anticipate any such action or foresee any events which would result in such tax; accordingly, a deferred tax liability has not been established.

10. LONG-TERM DEBT

Long-term indebtedness to related parties for $100,000,000 represents the cumulative cash draws on a $100,000,000 commitment from ING America Insurance Holdings, Inc. through December 31, 1998. This subordinated note bears interest at a variable rate equal to the prevailing rate for 10-year U.S. Treasury Bonds plus 1/4% adjusted annually.

The repayment of this note requires approval of the Commissioner of Insurance of the State of Colorado and is payable only out of surplus funds of the Company and only at such time as the surplus of the Company, after payment is made, does not fall below the prescribed level.

The principal and interest is scheduled to be repaid in five annual installments beginning April 15, 2000 and continuing through April 15, 2004, with the option of prepaying any outstanding principal and accrued interest. As of December 31, 1998, the Company accrued interest of $5,387,000. Upon receiving approval from the Commissioner of Insurance of the State of Colorado, the Company made a $5,128,000 payment for accrued interest during 1998. The Company recognized interest expense of $5,387,000, $5,096,000, and $3,644,000 for the years ended December 31, 1998, 1997, and 1996, respectively.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 142

           Security Life of Denver Insurance Company and Subsidiaries

10. LONG-TERM DEBT (CONTINUED)

Future minimum payments, assuming a current effective interest rate of 5.41%, are as follows (in thousands):

                                                     TOTAL PAYMENTS
          YEAR
          ----------------------------------------- -----------------

          2000                                          $  25,946
          2001                                             25,946
          2002                                             25,946
          2003                                             25,946
          2004                                             25,946
                                                    -----------------
          Total                                           129,730
          Less imputed interest                           (29,730)
                                                    =================
          Present value of payments                      $100,000
                                                    =================

11. STATUTORY ACCOUNTING INFORMATION AND PRACTICES

Security Life and its insurance subsidiaries prepare their statutory-basis financial statements in accordance with accounting practices prescribed or permitted by their state of domicile. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, from company to company within the state, and may change in the future.

During 1998, the NAIC completed the process of codifying statutory accounting practices ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that Security Life uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domiciled within those states. Accordingly, before Codification becomes effective for Security Life, the State of Colorado must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time it is unknown whether the State of Colorado will adopt Codification.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 143

           Security Life of Denver Insurance Company and Subsidiaries

11. STATUTORY ACCOUNTING INFORMATION AND PRACTICES (CONTINUED)

Prescribed statutory reserve methodology does not fully encompass universal life-type products. The NAIC, however, has promulgated a Model Regulation regarding Universal Life Reserves. The Colorado Division of Insurance has not adopted the regulation, but requires that reserves be held which are at least as great as those required by Colorado Statutes. The NAIC UL Model Regulation is used by the Company to provide reserves consistent with the principles of this article. Because the reserves satisfy the requirements prescribed by the State of Colorado for the valuation of universal life insurance, the Company is permitted to compute reserves in accordance with this model regulation.

The NAIC prescribes Risk-Based Capital (RBC) requirements for life/health insurance companies. At December 31, 1998, the Company exceeded all minimum RBC requirements.

Combined capital and surplus, determined in accordance with statutory accounting practices (SAP), was $386,607,000 and $403,239,000 at December 31, 1998 and
1997, respectively. Combined net income, determined in accordance with SAP, was $11,712,000, $22,261,000, and $9,141,000 for the years ended December 31, 1998,
1997, and 1996, respectively.

Security Life is required to maintain a minimum total statutory capital and surplus in the state of domicile of $1,500,000. Midwestern United is required to maintain minimum statutory capital of $200,000 and surplus of $250,000 in the state of domicile. First ING is required to maintain minimum statutory capital of $1,000,000 and paid-in surplus of at least 50% of paid-in capital in the state of domicile. Each company exceeded its respective minimum statutory capital and surplus requirements at December 31, 1998. Additionally, the amount of dividends which can be paid by each company to its stockholder without prior approval of the various state insurance departments is generally limited to the greater of 10% of statutory surplus or the statutory net gain from operations.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 144

           Security Life of Denver Insurance Company and Subsidiaries

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. Life insurance liabilities that contain mortality risk and all nonfinancial instruments are excluded from disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

















--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 145

           Security Life of Denver Insurance Company and Subsidiaries

12. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying amounts and fair values of the Company's financial instruments at December 31, 1998 and 1997 are summarized below (in thousands):

                                               DECEMBER 31, 1998                   DECEMBER 31, 1997
                                         -------------------------------    ---------------------------------
                                            CARRYING                        CARRYING AMOUNT
                                             AMOUNT        FAIR VALUE                          FAIR VALUE
                                         --------------- ---------------    ---------------- ----------------
ASSETS
Fixed maturities (Note 2)                   $3,503,530       $3,503,530        $3,152,355        $3,152,355
Equity securities (Note 2)                       8,400            8,400             8,019             8,019
Mortgage loans                                 784,108          832,629           576,620           630,019
Policy loans                                   925,623          925,623           875,405           875,405
Short-term investments                             747              747            55,466            55,466
Cash                                            31,644           31,644            22,299            22,299
Indebtedness from
   related parties                               4,339            4,339             2,443             2,443
Separate account assets                        423,474          423,474           263,035           263,035

LIABILITIES
Supplemental contracts
   without life contingencies                    3,966            3,966             4,240             4,240
Other policyholder funds left
   on deposit                                   98,638           98,638            99,545            99,545
Individual and group
   annuities, net of reinsurance                87,096           86,007            43,313            43,077
Indebtedness to related
   parties                                      13,755           13,755             7,704             7,704
Long-term debt to related
   parties                                     100,000          100,000            75,000            75,000
Accrued interest on
   long-term debt to related
   parties                                       5,387            5,387             5,128             5,128
Separate account liabilities                   423,474          423,474           263,035           263,035


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 146

           Security Life of Denver Insurance Company and Subsidiaries

12. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying values of all other financial instruments approximate their fair values.

The following methods and assumptions were used by the Company in estimating the "fair value" disclosures for financial instruments:

    FIXED MATURITIES AND EQUITY SECURITIES: The fair values for fixed maturities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements and collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality and maturity which fall within a range between 4.5% - 14.0% over the total portfolio.
    The fair values of equity securities are based on quoted market prices.

    MORTGAGE LOANS: Estimated market values for commercial real estate loans are generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads implied by independent published surveys. The same is applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these are discounted at a greater spread to reflect increased risk.

    All residential loans are valued at their outstanding principal balances, which approximate their fair values.

    POLICY LOANS: The carrying amounts reported in the balance sheets for these financial instruments approximate their fair values.

    DERIVATIVE FINANCIAL INSTRUMENTS: Fair values for on-balance-sheet derivative financial instruments (caps and floors) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 147

           Security Life of Denver Insurance Company and Subsidiaries

12. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

    OTHER INVESTMENT-TYPE INSURANCE CONTRACTS: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender value. The carrying values of other liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies and premium deposits, approximate their fair values.

    OFF-BALANCE-SHEET INSTRUMENTS: The Company accepted additional deposits on existing synthetic guaranteed investment contracts in the amounts of $66,480,000 and $1,000,000 in 1998 and 1997, respectively, from trustees of 401(k) plans. Pursuant to the terms of these contracts, the trustees own and retain the assets related to these contracts. Such assets had a value of $433,689,000 and $493,757,000 at December 31, 1998 and 1997, respectively.
    Under synthetic guaranteed investment contracts, the synthetic issuer may assume interest rate risk on individual plan participant initiated withdrawals from stable value options of 401(k) plans. Approximately 85% of the synthetic guaranteed investment contract book values are on a participating basis and have a credited interest rate reset mechanism which passes such interest rate risk to plan participants.

    LETTERS OF CREDIT

    The Company is the beneficiary of letters of credit totaling $197,254,000 which have a market value to the Company of $0 and two lines of credit totaling $284,471,000 which have a market value to the Company of $0 (see
    Note 14).

13. COMMITMENTS AND CONTINGENCIES

The Company is a party to pending or threatened lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the Company sometimes include substantial additional claims, consequential damages, punitive damages and other similar types of relief. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a material adverse effect on the Company's financial position or interfere with its operations.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 148

           Security Life of Denver Insurance Company and Subsidiaries

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

In 1998, the Company established an accrued liability of $40,000,000 related to certain potential litigation similar to that faced by other major life insurers. This litigation relates to sales practices of interest sensitive policies. The Company is vigorously defending its position in these cases. No such litigation reserve was established in 1997. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a material adverse effect on the Company's financial position or interfere with its operations.

14. OTHER FINANCING ARRANGEMENTS

The Company has a $144,471,000 line of credit issued by the Company's parent to provide short-term liquidity. The Company has an additional non-affiliated line of credit of $140,000,000, also to provide short-term liquidity, which expires July 31, 1999. The amount of funds available under this line is reduced by borrowings of certain affiliates also party to the agreement. There were no outstanding borrowings under either of these agreements at December 31, 1998 or 1997. The weighted-average balance outstanding of short-term debt was $37.5 million during 1998. The weighted-average interest rate paid on this debt during 1998 was 5.63% (see Note 12).

The Company is the beneficiary of letters of credit totaling $197,254,000 that were established in accordance with the terms of reinsurance agreements. Such letters of credit are unconditional, irrevocable, and provide for automatic renewal for the following year at December 31. The letters were unused during both 1998 and 1997.

15. YEAR 2000 (UNAUDITED)

Security Life of Denver Insurance Company is aware of the computer problems that may exist surrounding the Year 2000. Our senior management is committed to ensuring that information processing and delivery systems will be Year 2000 compliant before December 31, 1999.

Our project team implemented the Year 2000 project plan which included the analysis, remediation and testing of our in-house source code. We followed our normal project management methodology, including communication with senior management on a monthly and as-needed basis and we allocated sufficient funds to ensure Year 2000 processing capabilities. On June 28, 1999, the analysis, remediation and system testing phases of the plan were completed. We will continue to do precautionary testing throughout 1999.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 149

           Security Life of Denver Insurance Company and Subsidiaries

15. YEAR 2000 (UNAUDITED) (CONTINUED)



Security Life has developed a contingency plan with established manual procedures that we believe will allow us to continue to do business in the event our systems do not perform as expected. However, there is no assurance Security Life's efforts will be successful, or that interaction with other service providers will not impact our services.













--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 150

                                    Financial Statements

                                    Security Life Separate Account L1
                                    of Security Life of Denver
                                    Insurance Company


                                    Years ended December 31, 1998, 1997 and 1996 with Report of Independent Auditors
















--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 151

                        Security Life Separate Account L1

                              Financial Statements


                  Years ended December 31, 1998, 1997 and 1996





                                    CONTENTS

Report of Independent Auditors ..............................................153

Audited Financial Statements

Statement of Net Assets .....................................................154
Statements of Operations ....................................................161
Statements of Changes in Net Assets .........................................180
Notes to Financial Statements ...............................................199




















--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 152

[Logo of Ernst & Young LLP appears here]

                         Report of Independent Auditors

Policyholders
Security Life Separate Account L1 of
    Security Life of Denver Insurance Company

We have audited the accompanying statement of net assets of Security Life Separate Account L1 (comprising, respectively, the Neuberger Berman Advisers Management Trust (comprising the Limited Maturity Bond, Growth, Government Income and Partners Divisions) ("NB"), the Alger American Fund (comprising the American Small Capitalization, American MidCap Growth, American Growth and American Leveraged AllCap Divisions) ("Alger"), the Fidelity Variable Insurance Products Fund and Variable Insurance Products Fund II (comprising the Asset Manager, Growth, Overseas, Money Market and Index 500 Divisions) ("Fidelity"), the INVESCO Variable Investment Funds, Inc. (comprising the Total Return, Industrial Income, High Yield, Utilities and Small Company Growth Divisions) ("INVESCO"), the Van Eck Worldwide Trust (comprising the Worldwide Balanced, Worldwide Hard Assets, Worldwide Bond, Worldwide Emerging Markets and Worldwide Real Estate Divisions) ("Van Eck") and AIM Advisors, Inc. (comprising the Capital Appreciation and Government Securities Divisions) ("AIM")) as of December 31, 1998, and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1998, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life Separate Account L1 at December 31, 1998, and the results of its operations and changes in its net assets for each of the three years in the period then ended, in conformity with generally accepted accounting principles.


Denver, Colorado                                           /s/ Ernst & Young LLP


April 5, 1999

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 153

                        Security Life Separate Account L1

                             Statement of Net Assets

                                December 31, 1998



                                      Total
                                       All          Total        Total          Total          Total        Total        Total
                                    Divisions         NB         Alger        Fidelity        INVESCO      Van Eck        AIM
                                 -----------------------------------------------------------------------------------------------
Assets
Investments in mutual funds at
   market value (Note C)         $305,030,106   $47,067,751   $54,428,521   $168,285,929   $29,630,753   $1,816,999   $3,800,153
                                 ------------   -----------   -----------   ------------   -----------   ----------   ----------
Net assets                       $305,030,106   $47,067,751   $54,428,521   $168,285,929   $29,630,753   $1,816,999   $3,800,153
                                 ============   ===========   ===========   ============   ===========   ==========   ==========

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)        $305,030,106   $47,067,751   $54,428,521   $168,285,929   $29,630,753   $1,816,999   $3,800,153
                                 ------------   -----------   -----------   ------------   -----------   ----------   ----------

TOTAL POLICYHOLDER RESERVES      $305,030,106   $47,067,751   $54,428,521   $168,285,929   $29,630,753   $1,816,999   $3,800,153
                                 ============   ===========   ===========   ============   ===========   ==========   ==========


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 154

                        Security Life Separate Account L1

                                December 31, 1998





                                                                           NB
                                       -------------------------------------------------------------------------------
                                            Total           Limited                        Government
                                             NB          Maturity Bond       Growth          Income        Partners
                                       --------------- ----------------- --------------- --------------- -------------
Assets
Investments in mutual funds at
   market value (Note C)                $ 47,067,751    $   15,578,349    $  9,026,160       $  --       $22,463,242
                                        ------------    --------------    ------------    -----------    -----------
Net assets                              $ 47,067,751    $   15,578,349    $  9,026,160       $  --       $22,463,242
                                        ============    ==============    ============    ===========    ===========

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)               $ 47,067,751    $   15,578,349    $  9,026,160       $  --       $22,463,242
                                        ------------    --------------    ------------    -----------    -----------

TOTAL POLICYHOLDER RESERVES             $ 47,067,751    $   15,578,349    $  9,026,160       $  --       $22,463,242
                                        ============    ==============    ============    ===========    ===========

Number of division units outstanding
   (Note G)                                              1,245,559.121     447,486.376          --       986,298.018
                                                        ==============    ============    ===========    ===========

Value per divisional unit                               $        12.51    $      20.17       $  --       $     22.78
                                                        ==============    ============    ===========    ===========


See accompanying notes.









--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 155

                        Security Life Separate Account L1

                                December 31, 1998



                                                                            Alger
                                      ------------------------------------------------------------------------
                                                        American       American                       American
                                           Total         Small          MidCap        American      Leveraged
                                           Alger     Capitalization     Growth         Growth         AllCap
                                      ----------------------------------------------------------  ------------
Assets
Investments in mutual funds at
   market value (Note C)                $54,428,521    $15,503,371    $9,220,207    $22,903,614    $6,801,329
                                        -----------    -----------    ----------    -----------    ----------
Net assets                              $54,428,521    $15,503,371    $9,220,207    $22,903,614    $6,801,329
                                        ===========    ===========    ==========    ===========    ==========


POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)               $54,428,521    $15,503,371    $9,220,207    $22,903,614    $6,801,329
                                        -----------    -----------    ----------    -----------    ----------

TOTAL POLICYHOLDER RESERVES             $54,428,521    $15,503,371    $9,220,207    $22,903,614    $6,801,329
                                        ===========    ===========    ==========    ===========    ==========

Number of division units outstanding
   (Note G)                                            838,692.418    402,532.472   923,696.066    221,642.446
                                                       ===========    ==========    ===========    ==========

Value per divisional unit                              $     18.49    $    22.91    $     24.80    $    30.69
                                                       ===========    ==========    ===========    ==========


See accompanying notes.



--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 156

                        Security Life Separate Account L1

                                December 31, 1998



                                                                                  Fidelity
                                      ----------------------------------------------------------------------------------------------
                                           Total          Asset                                            Money
                                         Fidelity        Manager         Growth          Overseas         Market          Index 500
                                      ----------------------------------------------------------------------------------------------
Assets
Investments in mutual funds at
   market value (Note C)                $168,285,929    $10,237,279    $32,900,142    $20,581,887    $18,412,252    $86,154,369
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net assets                              $168,285,929    $10,237,279    $32,900,142    $20,581,887    $18,412,252    $86,154,369
                                        ============    ===========    ===========    ===========    ===========    ===========

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)               $168,285,929    $10,237,279    $32,900,142    $20,581,887    $18,412,252    $86,154,369
                                        ------------    -----------    -----------    -----------    -----------    -----------

TOTAL POLICYHOLDER RESERVES             $168,285,929    $10,237,279    $32,900,142    $20,581,887    $18,412,252    $86,154,369
                                        ============    ===========    ===========    ===========    ===========    ===========

Number of division units outstanding
   (Note G)                                             600,255.213    1,293,480.338  1,429,659.907  1,526,404.399  3,215,990.519
                                                        ===========    ===========    ===========    ===========    ===========

Value per divisional unit                               $     17.05    $     25.44    $     14.40    $     12.06    $     26.79
                                                        ===========    ===========    ===========    ===========    ===========



See accompanying notes.







--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 157

                        Security Life Separate Account L1

                                December 31, 1998





                                                                                    INVESCO
                                       ----------------------------------------------------------------------------------------
                                                                                                                        Small
                                            Total           Total        Industrial                                    Company
                                           INVESCO         Return          Income       High Yield     Utilities        Growth
                                       ----------------------------------------------------------------------------------------
Assets
Investments in mutual funds at
   market value (Note C)                $ 29,630,753    $ 8,105,328    $10,853,005    $ 7,882,782    $ 2,040,960    $   748,678
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net assets                              $ 29,630,753    $ 8,105,328    $10,853,005    $ 7,882,782    $ 2,040,960    $   748,678
                                        ============    ===========    ===========    ===========    ===========    ===========

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)               $ 29,630,753    $ 8,105,328    $10,853,005    $ 7,882,782    $ 2,040,960    $   748,678
                                        ------------    -----------    -----------    -----------    -----------    -----------

TOTAL POLICYHOLDER RESERVES             $ 29,630,753    $ 8,105,328    $10,853,005    $ 7,882,782    $ 2,040,960    $   748,678
                                        ============    ===========    ===========    ===========    ===========    ===========

Number of division units outstanding
   (Note G)                                             450,557.216    473,616.752    486,858.648    110,379.616     67,506.441
                                                        ===========    ===========    ===========    ===========    ===========

Value per divisional unit                               $     17.99    $     22.92    $     16.19    $     18.49    $     11.09
                                                        ===========    ===========    ===========    ===========    ===========


See accompanying notes.






--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 158

                        Security Life Separate Account L1

                                December 31, 1998




                                                                                 Van Eck
                                      -----------------------------------------------------------------------------------------
                                                                         Worldwide                       Worldwide     Worldwide
                                           Total         Worldwide         Hard          Worldwide       Emerging        Real
                                          Van Eck        Balanced         Assets           Bond           Markets       Estate
                                      -----------------------------------------------------------------------------------------
Assets
Investments in mutual funds at
   market value (Note C)                $  1,816,999        $  --      $ 1,073,755    $   205,807    $   461,156    $    76,281
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net assets                              $  1,816,999        $  --      $ 1,073,755    $   205,807    $   461,156    $    76,281
                                        ============    ===========    ===========    ===========    ===========    ===========

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)               $  1,816,999        $  --      $ 1,073,755    $   205,807    $   461,156    $    76,281
                                        ------------    -----------    -----------    -----------    -----------    -----------

TOTAL POLICYHOLDER RESERVES             $  1,816,999        $  --      $ 1,073,755    $   205,807    $   461,156    $    76,281
                                        ============    ===========    ===========    ===========    ===========    ===========

Number of division units outstanding
   (Note G)                                                   0.000    132,513.824     18,656.317     67,354.295      8,765.232
                                                        ===========    ===========    ===========    ===========    ===========

Value per divisional unit                               $      0.00    $      8.10    $     11.03    $      6.85    $      8.70
                                                        ===========    ===========    ===========    ===========    ===========


See accompanying notes.






--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 159

                        Security Life Separate Account L1

                                December 31, 1998




                                                            AIM
                                         ---------------------------------------
                                          Total          Capital    Government
                                           AIM        Appreciation  Securities
                                         ---------------------------------------

Assets
Investments in mutual funds at
   market value (Note C)                $3,800,153    $1,204,436    $2,595,717
                                        ----------    ----------    ----------
Net assets                              $3,800,153    $1,204,436    $2,595,717
                                        ==========    ==========    ==========
POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)               $3,800,153    $1,204,436    $2,595,717
                                        ----------    ----------    ----------

TOTAL POLICYHOLDER RESERVES             $3,800,153    $1,204,436    $2,595,717
                                        ==========    ==========    ==========

Number of division units outstanding
   (Note G)                                           105,457.867   246,150.062
                                                      ==========    ==========

Value per divisional unit                             $    11.42    $    10.55
                                                      ==========    ==========


See accompanying notes.









--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 160

                        Security Life Separate Account L1

                             Statement of Operations

                          Year Ended December 31, 1998



                                         Total
                                          All          Total       Total        Total        Total        Total     Total
                                       Divisions        NB         Alger       Fidelity     INVESCO      Van Eck     AIM
                                     -------------------------------------------------------------------------------------
Investment income
Dividends from mutual funds          $17,747,833  $ 4,273,690   $ 4,617,072  $ 6,943,854  $1,625,860  $ 189,620   $ 97,737
Less valuation period deductions
   (Note B)                            1,740,661      291,487       290,412      971,160     162,321     11,393     13,888
                                     -----------  -----------   -----------  -----------  ----------  ---------   --------
Net investment income (loss)          16,007,172    3,982,203     4,326,660    5,972,694   1,463,539    178,227     83,849
                                     -----------  -----------   -----------  -----------  ----------  ---------   --------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                         8,536,274      347,823     1,685,294    6,403,348     355,780   (260,570)     4,599
Net unrealized gains (losses) on
   investments                        18,766,977   (2,323,636)    5,825,800   15,230,082     248,681   (368,037)   154,087
                                     -----------  -----------   -----------  -----------  ----------  ---------   --------
Net realized and unrealized gains
   (losses) on investments            27,303,251   (1,975,813)    7,511,094   21,633,430     604,461   (628,607)   158,686
                                     -----------  -----------   -----------  -----------  ----------  ---------   --------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS  $43,310,423  $ 2,006,390   $11,837,754  $27,606,124  $2,068,000  $(450,380)  $242,535
                                     ===========  ===========   ===========  ===========  ==========  =========   ========


See accompanying notes.








--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 161

                        Security Life Separate Account L1

                          Year Ended December 31, 1998




                                                                            NB
                                       -------------------------------------------------------------------------
                                          Total           Limited                     Government
                                           NB          Maturity Bond      Growth        Income       Partners
                                       -------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $ 4,273,690    $   409,268    $1,579,109    $   136,565    $2,148,748
Less valuation period deductions
   (Note B)                                 291,487         87,183        52,660          3,213       148,431
                                        -----------    -----------    ----------    -----------    ----------
Net investment income (loss)              3,982,203        322,085     1,526,449        133,352     2,000,317
                                        -----------    -----------    ----------    -----------    ----------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                              347,823         10,003      (264,148)       (53,894)      655,862
Net unrealized gains (losses) on
   investments                           (2,323,636)        59,369       (81,576)       (60,954)   (2,240,475)
                                        -----------    -----------    ----------    -----------    ----------
Net realized and unrealized gains
   (losses) on investments               (1,975,813)        69,372      (345,724)      (114,848)   (1,584,613)
                                        -----------    -----------    ----------    -----------    ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS     $ 2,006,390    $   391,457    $1,180,725    $    18,504    $  415,704
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.









--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 162

                        Security Life Separate Account L1

                          Year Ended December 31, 1998






                                                                         Alger
                                     -------------------------------------------------------------------------
                                                         American        American                   American
                                          Total           Small           MidCap     American      Leveraged
                                          Alger       Capitalization      Growth      Growth         AllCap
                                     -------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $ 4,617,072    $ 1,681,373    $  593,045    $ 2,196,712    $  145,942
Less valuation period deductions
   (Note B)                                 290,412         95,588        53,316        113,376        28,132
                                        -----------    -----------    ----------    -----------    ----------
Net investment income (loss)              4,326,660      1,585,785       539,729      2,083,336       117,810
                                        -----------    -----------    ----------    -----------    ----------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                            1,685,294        186,963       316,932        915,872       265,527
Net unrealized gains (losses) on
   investments                            5,825,800        166,990     1,022,340      3,099,428     1,537,042
                                        -----------    -----------    ----------    -----------    ----------
Net realized and unrealized gains
   (losses) on investments                7,511,094        353,953     1,339,272      4,015,300     1,802,569
                                        -----------    -----------    ----------    -----------    ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS     $11,837,754    $ 1,939,738    $1,879,001    $ 6,098,636    $1,920,379
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.









--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 163

                        Security Life Separate Account L1

                          Year Ended December 31, 1998





                                                                           Fidelity
                                        ---------------------------------------------------------------------------------------
                                            Total          Asset                                        Money
                                          Fidelity        Manager         Growth       Overseas         Market        Index 500
                                        ---------------------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $  6,943,854    $   808,986    $ 2,663,618    $ 1,015,626    $   830,137    $ 1,625,487
Less valuation period deductions
   (Note B)                                  971,160         63,669        183,002        129,504        116,932        478,053
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net investment income (loss)               5,972,694        745,317      2,480,616        886,122        713,205      1,147,434
                                        ------------    -----------    -----------    -----------    -----------    -----------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                             6,403,348         20,247      1,534,000        298,379           --        4,550,722
Net unrealized gains (losses) on
   investments                            15,230,082        315,702      4,444,805        707,398           --        9,762,177
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net realized and unrealized gains
   (losses) on investments                21,633,430        335,949      5,978,805      1,005,777           --       14,312,899
                                        ------------    -----------    -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS     $ 27,606,124    $ 1,081,266    $ 8,459,421    $ 1,891,899    $   713,205    $15,460,333
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.













--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 164

                        Security Life Separate Account L1

                          Year Ended December 31, 1998





                                                                                  INVESCO
                                     -------------------------------------------------------------------------------------------
                                                                                                                          Small
                                          Total           Total         Industrial                                       Company
                                         INVESCO         Return           Income        High Yield       Utilities       Growth
                                     -------------------------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $  1,625,860    $   312,534    $   514,174    $   769,805    $    29,058    $       289
Less valuation period deductions
   (Note B)                                  162,321         40,898         60,678         49,140         10,730            875
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net investment income (loss)               1,463,539        271,636        453,496        720,665         18,328           (586)
                                        ------------    -----------    -----------    -----------    -----------    -----------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                               355,780        136,473        342,342       (151,382)        35,245         (6,898)
Net unrealized gains (losses) on
   investments                               248,681         73,689        359,519       (541,125)       282,500         74,098
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net realized and unrealized gains
   (losses) on investments                   604,461        210,162        701,861       (692,507)       317,745         67,200
                                        ------------    -----------    -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS     $  2,068,000    $   481,798    $ 1,155,357    $    28,158    $   336,073    $    66,614
                                        ============    ===========    ===========    ===========    ===========    ===========












See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 165

                        Security Life Separate Account L1

                          Year Ended December 31, 1998






                                                                                Van Eck
                                       -----------------------------------------------------------------------------------------
                                                                       Worldwide                     Worldwide      Worldwide
                                           Total        Worldwide         Hard        Worldwide       Emerging         Real
                                          Van Eck        Balanced        Assets          Bond         Markets         Estate
                                       -----------------------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $    189,620    $    45,674    $   143,946        $  --          $  --          $  --
Less valuation period deductions
   (Note B)                                   11,393          1,050          8,170            212          1,736            225
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net investment income (loss)                 178,227         44,624        135,776           (212)        (1,736)          (225)
                                        ------------    -----------    -----------    -----------    -----------    -----------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                              (260,570)         4,682       (162,110)           130       (101,436)        (1,836)
Net unrealized gains (losses) on
   investments                              (368,037)       (23,403)      (395,698)         3,953         47,140            (29)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net realized and unrealized gains
   (losses) on investments                  (628,607)       (18,721)      (557,808)         4,083        (54,296)        (1,865)
                                        ------------    -----------    -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS     $   (450,380)   $    25,903    $  (422,032)   $     3,871    $   (56,032)   $    (2,090)
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.












--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 166

                        Security Life Separate Account L1

                          Year Ended December 31, 1998




                                                           AIM
                                         ---------------------------------------
                                            Total       Capital     Government
                                             AIM     Appreciation   Securities
                                         ---------------------------------------

Investment income
Dividends from mutual funds             $   97,737    $   27,109    $   70,628
Less valuation period deductions
   (Note B)                                 13,888         3,056        10,832
                                        ----------    ----------    ----------
Net investment income (loss)                83,849        24,053        59,796
                                        ----------    ----------    ----------

REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
   investments                               4,599        (3,315)        7,914
Net unrealized gains (losses) on
   investments                             154,087       119,225        34,862
                                        ----------    ----------    ----------
Net realized and unrealized gains
   (losses) on investments                 158,686       115,910        42,776
                                        ----------    ----------    ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM OPERATIONS     $  242,535    $  139,963    $  102,572
                                        ==========    ==========    ==========











See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 167

                        Security Life Separate Account L1

                             Statement of Operations

                          Year Ended December 31, 1997




                                             Total
                                              All            Total         Total          Total         Total          Total
                                           Divisions          NB           Alger        Fidelity       INVESCO        Van Eck
                                        ---------------------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $  4,158,702    $   678,740    $   323,895    $ 2,094,346    $ 1,039,818    $    21,903
Less valuation period deductions
    (Note B)                                 813,630        135,310        141,930        461,022         67,625          7,743
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net investment income (loss)               3,345,072        543,430        181,965      1,633,324        972,193         14,160
                                        ------------    -----------    -----------    -----------    -----------    -----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                            3,199,375        406,286        894,818      1,320,426        523,956         53,889
Net unrealized gains (losses) on
    investments                           10,643,150      2,273,595      1,647,989      6,476,412        298,662        (53,508)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net realized and unrealized gains
    (losses) on investments               13,842,525      2,679,881      2,542,807      7,796,838        822,618            381
                                        ------------    -----------    -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS    $ 17,187,597    $ 3,223,311    $ 2,724,772    $ 9,430,162    $ 1,794,811    $    14,541
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.















--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 168

                        Security Life Separate Account L1

                          Year Ended December 31, 1997





                                                                            NB
                                      --------------------------------------------------------------------------
                                          Total           Limited                     Government
                                            NB         Maturity Bond    Growth          Income      Partners
                                      --------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $   678,740    $   156,667    $  183,497    $    72,086    $  266,490
Less valuation period deductions
    (Note B)                                135,310         33,725        24,959         10,366        66,260
                                        -----------    -----------    ----------    -----------    ----------
Net investment income (loss)                543,430        122,942       158,538         61,720       200,230
                                        -----------    -----------    ----------    -----------    ----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                             406,286        (20,056)       14,997         25,762       385,583
Net unrealized gains (losses) on
    investments                           2,273,595        159,151       533,906         26,882     1,553,656
                                        -----------    -----------    ----------    -----------    ----------
Net realized and unrealized gains
    (losses) on investments               2,679,881        139,095       548,903         52,644     1,939,239
                                        -----------    -----------    ----------    -----------    ----------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS    $ 3,223,311    $   262,037    $  707,441    $   114,364    $2,139,469
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.











--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 169

                        Security Life Separate Account L1

                          Year Ended December 31, 1997




                                                                          Alger
                                        ------------------------------------------------------------------------
                                                          American      American                    American
                                             Total         Small         MidCap      American       Leveraged
                                             Alger     Capitalization    Growth       Growth         AllCap
                                        ------------------------------------------------------------------------

Investment income
Dividends from mutual funds             $   323,895    $   218,789    $   55,945    $    49,161    $     --
Less valuation period deductions
    (Note B)                                141,930         51,004        28,138         48,785        14,003
                                        -----------    -----------    ----------    -----------    ----------
Net investment income (loss)                181,965        167,785        27,807            376       (14,003)
                                        -----------    -----------    ----------    -----------    ----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                             894,818        114,651       228,363        237,727       314,077
Net unrealized gains (losses) on
    investments                           1,647,989        483,518       246,489        970,056       (52,074)
                                        -----------    -----------    ----------    -----------    ----------
Net realized and unrealized gains
    (losses) on investments               2,542,807        598,169       474,852      1,207,783       262,003
                                        -----------    -----------    ----------    -----------    ----------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS    $ 2,724,772    $   765,954    $  502,659    $ 1,208,159    $  248,000
                                        ===========    ===========    ==========    ===========   ===========


See accompanying notes.











--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 170

                        Security Life Separate Account L1

                          Year Ended December 31, 1997




                                                                           Fidelity
                                       ----------------------------------------------------------------------------------------
                                           Total            Asset                                       Money
                                         Fidelity          Manager        Growth       Overseas         Market       Index 500
                                       ----------------------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $  2,094,346    $   204,696    $   274,868    $   451,874    $   764,538    $   398,370
Less valuation period deductions
    (Note B)                                 461,022         27,097         91,298         60,714        107,253        174,660
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net investment income (loss)               1,633,324        177,599        183,570        391,160        657,285        223,710
                                        ------------    -----------    -----------    -----------    -----------    -----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                            1,320,426         33,000        662,436        332,544           --          292,446
Net unrealized gains (losses) on
    investments                            6,476,412        350,408      1,347,793       (305,456)          --        5,083,667
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net realized and unrealized gains
    (losses) on investments                7,796,838        383,408      2,010,229         27,088           --        5,376,113
                                        ------------    -----------    -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS    $  9,430,162    $   561,007    $ 2,193,799    $   418,248    $   657,285    $ 5,599,823
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.











--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 171

                        Security Life Separate Account L1

                          Year Ended December 31, 1997





                                                                         INVESCO
                                      ---------------------------------------------------------------------------
                                           Total          Total       Industrial
                                          INVESCO        Return         Income       High Yield      Utilities
                                      ---------------------------------------------------------------------------
Investment income
Dividends from mutual funds             $ 1,039,818    $    76,461    $  417,376    $   519,369    $   26,612
Less valuation period deductions
    (Note B)                                 67,625         12,921        27,525         23,478         3,701
                                        -----------    -----------    ----------    -----------    ----------
Net investment income (loss)                972,193         63,540       389,851        495,891        22,911
                                        -----------    -----------    ----------    -----------    ----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                             523,956         46,241       116,951        269,799        90,965
Net unrealized gains (losses) on
    investments                             298,662        203,429       324,767       (253,231)       23,697
                                        -----------    -----------    ----------    -----------    ----------
Net realized and unrealized gains
    (losses) on investments                 822,618        249,670       441,718         16,568       114,662
                                        -----------    -----------    ----------    -----------    ----------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS    $ 1,794,811    $   313,210    $  831,569    $   512,459    $  137,573
                                        ===========    ===========    ==========    ===========   ===========


See accompanying notes.











--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 172

                        Security Life Separate Account L1

                          Year Ended December 31, 1997




                                                         Van Eck
                                      ------------------------------------------
                                           Total       Worldwide     Worldwide
                                          Van Eck      Balanced     Hard Assets
                                      ------------------------------------------

INVESTMENT INCOME
Dividends from mutual funds             $   21,903    $    9,006    $   12,897
Less valuation period deductions
    (Note B)                                 7,743         3,329         4,414
                                        ----------    ----------    ----------
Net investment income (loss)                14,160         5,677         8,483
                                        ----------    ----------    ----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                             53,889        37,785        16,104
Net unrealized gains (losses) on
    investments                            (53,508)        4,122       (57,630)
                                        ----------    ----------    ----------
Net realized and unrealized gains
    (losses) on investments                    381        41,907       (41,526)
                                        ----------    ----------    ----------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM OPERATIONS    $   14,541    $   47,584    $  (33,043)
                                        ==========    ==========    ==========


See accompanying notes.












--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 173

                        Security Life Separate Account L1

                             Statement of Operations

                          Year Ended December 31, 1996


                                            Total
                                             All             Total         Total         Total          Total         Total
                                          Divisions           NB           Alger        Fidelity       INVESCO       Van Eck
                                        --------------------------------------------------------------------------------------

INVESTMENT INCOME
Dividends from mutual funds             $  1,183,779    $   292,143    $    56,842    $   593,973    $   238,653    $     2,168
Less valuation period deductions
    (Note B)                                 241,127         50,116         44,898        128,637         14,752          2,724
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net investment income (loss)                 942,652        242,027         11,944        465,336        223,901           (556)
                                        ------------    -----------    -----------    -----------    -----------    -----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                              401,852         86,478         62,058         97,833        143,358         12,125
Net unrealized gains (losses) on
    investments                            2,675,307        557,274        396,915      1,736,167        (43,084)        28,035
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net realized and unrealized gains
    (losses) on investments                3,077,159        643,752        458,973      1,834,000        100,274         40,160
                                        ------------    -----------    -----------    -----------    -----------    -----------

NET INCREASE IN NET ASSETS
    RESULTING FROM OPERATIONS           $  4,019,811    $   885,779    $   470,917    $ 2,299,336    $   324,175    $    39,604
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.










--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 174

                        Security Life Separate Account L1

                          Year Ended December 31, 1996





                                                                         NB
                                       --------------------------------------------------------------------------
                                            Total         Limited                    Government
                                             NB        Maturity Bond     Growth        Income        Partners
                                       --------------------------------------------------------------------------

INVESTMENT INCOME
Dividends from mutual funds             $   292,143    $   127,305    $   76,287    $    35,420    $   53,131
Less valuation period deductions
    (Note B)                                 50,116         13,218         9,400          8,882        18,616
                                        -----------    -----------    ----------    -----------    ----------
Net investment income (loss)                242,027        114,087        66,887         26,538        34,515
                                        -----------    -----------    ----------    -----------    ----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                              86,478        (16,561)      (22,601)         3,867       121,773
Net unrealized gains (losses) on
    investments                             557,274        (29,330)       65,061            443       521,100
                                        -----------    -----------    ----------    -----------    ----------
Net realized and unrealized gains
    (losses) on investments                 643,752        (45,891)       42,460          4,310       642,873
                                        -----------    -----------    ----------    -----------    ----------

NET INCREASE IN NET ASSETS
    RESULTING FROM OPERATIONS           $   885,779    $    68,196    $  109,347    $    30,848    $  677,388
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.











--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 175

                        Security Life Separate Account L1

                          Year Ended December 31, 1996




                                                                          Alger
                                        ---------------------------------------------------------------------------
                                                        American         American                    American
                                          Total           Small           MidCap       American      Leveraged
                                          Alger      Capitalization       Growth        Growth        AllCap
                                        ---------------------------------------------------------------------------

Investment income
Dividends from mutual funds             $    56,842    $     7,668    $   10,435    $    37,109    $    1,630
Less valuation period deductions
    (Note B)                                 44,898         18,457         7,398         16,087         2,956
                                        -----------    -----------    ----------    -----------    ----------
Net investment income (loss)                 11,944        (10,789)        3,037         21,022        (1,326)
                                        -----------    -----------    ----------    -----------    ----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                              62,058          8,187         9,936         22,907        21,028
Net unrealized gains (losses) on
    investments                             396,915         58,340        89,398        227,107        22,070
                                        -----------    -----------    ----------    -----------    ----------
Net realized and unrealized gains
    (losses) on investments                 458,973         66,527        99,334        250,014        43,098
                                        -----------    -----------    ----------    -----------    ----------

NET INCREASE IN NET ASSETS
    RESULTING FROM OPERATIONS           $   470,917    $    55,738    $  102,371    $   271,036    $   41,772
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.












--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 176

                        Security Life Separate Account L1

                          Year Ended December 31, 1996




                                                                        Fidelity
                                        -------------------------------------------------------------------------------------
                                            Total         Asset                                        Money
                                          Fidelity       Manager         Growth        Overseas        Market       Index 500
                                        ------------- ------------- -------------- ------------- -------------- -------------
Investment income
Dividends from mutual funds             $    593,973    $     9,800    $   109,786    $    27,966    $   246,349    $   200,072
Less valuation period deductions
    (Note B)                                 128,637          3,818         25,455         16,972         35,006         47,386
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net investment income (loss)                 465,336          5,982         84,331         10,994        211,343        152,686
                                        ------------    -----------    -----------    -----------    -----------    -----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                               97,833          7,905          9,661         34,235           --           46,032
Net unrealized gains (losses) on
    investments                            1,736,167         63,068        273,435        238,529           --        1,161,135
                                        ------------    -----------    -----------    -----------    -----------    -----------
Net realized and unrealized gains
    (losses) on investments                1,834,000         70,973        283,096        272,764           --        1,207,167
                                        ------------    -----------    -----------    -----------    -----------    -----------

NET INCREASE IN NET ASSETS
    RESULTING FROM OPERATIONS           $  2,299,336    $    76,955    $   367,427    $   283,758    $   211,343    $ 1,359,853
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.











--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 177

                        Security Life Separate Account L1

                          Year Ended December 31, 1996




                                                                          INVESCO
                                        -----------------------------------------------------------------------
                                             Total           Total     Industrial
                                            INVESCO         Return       Income       High Yield    Utilities
                                        -----------------------------------------------------------------------
Investment income
Dividends from mutual funds             $   238,653    $    25,285    $   93,816    $   114,676    $    4,876
Less valuation period deductions
    (Note B)                                 14,752          3,402         4,272          6,357           721
                                        -----------    -----------    ----------    -----------    ----------
Net investment income (loss)                223,901         21,883        89,544        108,319         4,155
                                        -----------    -----------    ----------    -----------    ----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                             143,358         28,264        30,929         82,830         1,335
Net unrealized gains (losses) on
    investments                             (43,084)        10,956        (7,082)       (53,402)        6,444
                                        -----------    -----------    ----------    -----------    ----------
Net realized and unrealized gains
    (losses) on investments                 100,274         39,220        23,847         29,428         7,779
                                        -----------    -----------    ----------    -----------    ----------

NET INCREASE IN NET ASSETS
    RESULTING FROM OPERATIONS           $   324,175    $    61,103    $  113,391    $   137,747    $   11,934
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.











--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 178

                        Security Life Separate Account L1

                          Year Ended December 31, 1996





                                                      Van Eck
                                        ----------------------------------------
                                            Total      Worldwide     Worldwide
                                           Van Eck     Balanced     Hard Assets
                                        ----------------------------------------

INVESTMENT INCOME
Dividends from mutual funds             $    2,168    $      169    $    1,999
Less valuation period deductions
    (Note B)                                 2,724         1,304         1,420
                                        ----------    ----------    ----------
Net investment income (loss)                  (556)       (1,135)          579
                                        ----------    ----------    ----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                             12,125         2,984         9,141
Net unrealized gains (losses) on
    investments                             28,035        19,343         8,692
                                        ----------    ----------    ----------
Net realized and unrealized gains
    (losses) on investments                 40,160        22,327        17,833
                                        ----------    ----------    ----------

NET INCREASE IN NET ASSETS
    RESULTING FROM OPERATIONS           $   39,604    $   21,192    $   18,412
                                        ==========    ==========    ==========


See accompanying notes.











--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 179

                        Security Life Separate Account L1

                       Statement of Changes in Net Assets

                          Year Ended December 31, 1998



                                            Total
                                             All          Total        Total         Total       Total         Total       Total
                                          Divisions         NB         Alger       Fidelity     INVESCO       Van Eck       AIM
                                        --------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $ 16,007,172  $ 3,982,203  $ 4,326,660  $  5,972,694  $ 1,463,539  $  178,227  $   83,849
Net realized gains (losses) on
   investments                             8,536,274      347,823    1,685,294     6,403,348      355,780    (260,570)      4,599
Net unrealized gains (losses) on
   investments                            18,766,977   (2,323,636)   5,825,800    15,230,082      248,681    (368,037)    154,087
                                        ------------  -----------  -----------  ------------  -----------  ----------  ----------
Increase (decrease) in net assets
   from operations                        43,310,423    2,006,390   11,837,754    27,606,124    2,068,000    (450,380)    242,535
                                        ------------  -----------  -----------  ------------  -----------  ----------  ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                             128,820,440   12,563,792   13,089,164    92,335,231    8,092,294     875,501   1,864,458
Cost of insurance and
   administrative charges                (14,458,798)  (2,063,802)  (2,525,683)   (8,200,381)  (1,481,570)   (108,634)    (78,728)
Benefit payments                            (306,862)     (11,220)     (26,492)     (259,989)      (9,161)       --          --
Surrenders                               (10,842,736)    (725,767)    (859,454)   (8,654,377)    (586,533)    (15,198)     (1,407)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   (3,936,799)   8,461,193    4,831,250   (25,231,056)   6,011,967     216,552   1,773,295
Other                                        (41,582)     (87,331)     (18,626)       54,208        9,107       1,060        --
                                        ------------  -----------  -----------  ------------  -----------  ----------  ----------
Increase (decrease) from principal
   transactions                           99,233,663   18,136,865   14,490,159    50,043,636   12,036,104     969,281   3,557,618
                                        ------------  -----------  -----------  ------------  -----------  ----------  ----------

Total increase (decrease) in net assets  142,544,086   20,143,255   26,327,913    77,649,760   14,104,104     518,901   3,800,153

Net assets at beginning of year          162,486,020   26,924,496   28,100,608    90,636,169   15,526,649   1,298,098        --
                                        ------------  -----------  -----------  ------------  -----------  ----------  ----------

Net assets at end of year               $305,030,106  $47,067,751  $54,428,521  $168,285,929  $29,630,753  $1,816,999  $3,800,153
                                        ============  ===========  ===========  ============  ===========  ==========  ==========


See accompanying notes.












--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 180

                        Security Life Separate Account L1

                          Year Ended December 31, 1998





                                                                              NB
                                      -----------------------------------------------------------------------------
                                           Total           Limited                     Government
                                            NB          Maturity Bond     Growth         Income      Partners
                                      --------------- --------------- ------------- --------------- ---------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $ 3,982,203    $   322,085    $1,526,449    $   133,352    $2,000,317
Net realized gains (losses) on
   investments                              347,823         10,003      (264,148)       (53,894)      655,862
Net unrealized gains (losses) on
   investments                           (2,323,636)        59,369       (81,576)       (60,954)   (2,240,475)
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) in net assets
   from operations                        2,006,390        391,457     1,180,725         18,504       415,704
                                        -----------    -----------    ----------    -----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                             12,563,792      3,839,599     2,578,265         31,593     6,114,335
Cost of insurance and
   administrative charges                (2,063,802)      (492,782)     (393,894)       (14,839)   (1,162,287)
Benefit payments                            (11,220)          --            --             --         (11,220)
Surrenders                                 (725,767)       (15,922)     (419,497)        (3,243)     (287,105)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   8,461,193      5,212,588       513,663       (894,126)    3,629,068
Other                                       (87,331)       (31,757)        3,226        (31,566)      (27,234)
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) from principal
   transactions                          18,136,865      8,511,726     2,281,763       (912,181)    8,255,557
                                        -----------    -----------    ----------    -----------    ----------

Total increase (decrease) in net assets  20,143,255      8,903,183     3,462,488       (893,677)    8,671,261

Net assets at beginning of year          26,924,496      6,675,166     5,563,672        893,677    13,791,981
                                        -----------    -----------    ----------    -----------    ----------

Net assets at end of year               $47,067,751    $15,578,349    $9,026,160    $      --      $22,463,242
                                        ===========    ===========    ==========    ===========    ===========


See accompanying notes.





--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 181

                        Security Life Separate Account L1

                          Year Ended December 31, 1998



                                                                            Alger
                                      ----------------------------------------------------------------------------
                                                          American       American                    American
                                           Total           Small          MidCap      American       Leveraged
                                           Alger       Capitalization     Growth       Growth         AllCap
                                      ----------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $ 4,326,660    $ 1,585,785    $  539,729    $ 2,083,336    $  117,810
Net realized gains (losses) on
   investments                            1,685,294        186,963       316,932        915,872       265,527
Net unrealized gains (losses) on
   investments                            5,825,800        166,990     1,022,340      3,099,428     1,537,042
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) in net assets
   from operations                       11,837,754      1,939,738     1,879,001      6,098,636     1,920,379
                                        -----------    -----------    ----------    -----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                             13,089,164      4,154,774     2,573,424      5,298,963     1,062,003
Cost of insurance and
   administrative charges                (2,525,683)      (803,988)     (473,224)      (989,260)     (259,211)
Benefit payments                            (26,492)       (14,248)      (12,244)          --            --
Surrenders                                 (859,454)      (196,345)     (376,263)      (216,867)      (69,979)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   4,831,250        (35,168)      528,261      3,094,366     1,243,791
Other                                       (18,626)          (504)      (14,286)         1,597        (5,433)
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) from principal
   transactions                          14,490,159      3,104,521     2,225,668      7,188,799     1,971,171
                                        -----------    -----------    ----------    -----------    ----------

Total increase (decrease) in net assets  26,327,913      5,044,259     4,104,669     13,287,435     3,891,550

Net assets at beginning of year          28,100,608     10,459,112     5,115,538      9,616,179     2,909,779
                                        -----------    -----------    ----------    -----------    ----------

Net assets at end of year               $54,428,521    $15,503,371    $9,220,207    $22,903,614    $6,801,329
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.





--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 182

                        Security Life Separate Account L1

                          Year Ended December 31, 1998



                                                                                Fidelity
                                       -------------------------------------------------------------------------------------------
                                            Total           Asset                                        Money
                                          Fidelity         Manager        Growth        Overseas         Market       Index 500
                                       -------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $  5,972,694    $   745,317     $2,480,616    $   886,122    $   713,205    $ 1,147,434

Net realized gains (losses) on
   investments                             6,403,348         20,247      1,534,000        298,379           --        4,550,722
Net unrealized gains (losses) on
   investments                            15,230,082        315,702      4,444,805        707,398           --        9,762,177
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
   from operations                        27,606,124      1,081,266      8,459,421      1,891,899        713,205     15,460,333
                                        ------------    -----------    -----------    -----------    -----------    -----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              92,335,231      2,713,832      8,443,426      5,709,711     55,421,815     20,046,447
Cost of insurance and
   administrative charges                 (8,200,381)      (490,838)    (1,358,671)      (939,010)    (1,769,895)    (3,641,967)
Benefit payments                            (259,989)          --           (8,890)        (8,379)      (240,733)        (1,987)
Surrenders                                (8,654,377)      (652,157)    (2,494,098)      (438,536)    (2,335,262)    (2,734,324)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                  (25,231,056)     1,440,884      1,798,160      2,169,798    (48,429,964)    17,790,066
Other                                         54,208          7,219        (14,128)       (29,375)        39,827         50,665
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) from principal
   transactions                           50,043,636      3,018,940      6,365,799      6,464,209      2,685,788     31,508,900
                                        ------------    -----------    -----------    -----------    -----------    -----------

Total increase (decrease) in net assets   77,649,760      4,100,206     14,825,220      8,356,108      3,398,993     46,969,233

Net assets at beginning of year           90,636,169      6,137,073     18,074,922     12,225,779     15,013,259     39,185,136
                                        ------------    -----------    -----------    -----------    -----------    -----------

Net assets at end of year               $168,285,929    $10,237,279    $32,900,142    $20,581,887    $18,412,252    $86,154,369
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.




--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 183

                        Security Life Separate Account L1

                          Year Ended December 31, 1998



                                                                                  INVESCO
                                      -------------------------------------------------------------------------------------------
                                                                                                                         Small
                                           Total           Total        Industrial                                      Company
                                          INVESCO         Return          Income        High Yield       Utilities      Growth
                                      -------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $  1,463,539    $   271,636    $   453,496    $   720,665    $    18,328    $      (586)
Net realized gains (losses) on
   investments                               355,780        136,473        342,342       (151,382)        35,245         (6,898)
Net unrealized gains (losses) on
   investments                               248,681         73,689        359,519       (541,125)       282,500         74,098
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
   from operations                         2,068,000        481,798      1,155,357         28,158        336,073         66,614
                                        ------------    -----------    -----------    -----------    -----------    -----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                               8,092,294      2,104,849      3,170,236      2,297,048        435,105         85,056
Cost of insurance and
   administrative charges                 (1,481,570)      (425,176)      (567,563)      (389,895)       (87,692)       (11,244)
Benefit payments                              (9,161)          --           (9,161)          --             --             --
Surrenders                                  (586,533)       (56,509)      (192,220)      (329,292)        (8,210)          (302)
Net transfers among divisions
   (including the loan division and
   Guaranteed interest division in
   the general account)                    6,011,967      2,955,200      1,315,595        931,519        201,017        608,636
Other                                          9,107            556         22,617        (18,840)         4,856            (82)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) from principal
   transactions                           12,036,104      4,578,920      3,739,504      2,490,540        545,076        682,064
                                        ------------    -----------    -----------    -----------    -----------    -----------

Total increase (decrease) in net assets   14,104,104      5,060,718      4,894,861      2,518,698        881,149        748,678

Net assets at beginning of year           15,526,649      3,044,610      5,958,144      5,364,084      1,159,811           --
                                        ------------    -----------    -----------    -----------    -----------    -----------

Net assets at end of year               $ 29,630,753    $ 8,105,328    $10,853,005    $ 7,882,782    $ 2,040,960    $   748,678
                                        ============    ===========    ===========    ===========    ===========    ===========




See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 184

                        Security Life Separate Account L1

                          Year Ended December 31, 1998



                                                                                  Van Eck
                                      -------------------------------------------------------------------------------------------
                                                                           Worldwide                     Worldwide      Worldwide
                                             Total         Worldwide         Hard        Worldwide        Emerging         Real
                                            Van Eck        Balanced         Assets         Bonds          Markets         Estate
                                      -------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $    178,227    $    44,624    $   135,776    $      (212)   $    (1,736)   $      (225)
Net realized gains (losses) on
   investments                              (260,570)         4,682       (162,110)           130       (101,436)        (1,836)
Net unrealized gains (losses) on
   investments                              (368,037)       (23,403)      (395,698)         3,953         47,140            (29)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets
   from operations                          (450,380)        25,903       (422,032)         3,871        (56,032)        (2,090)
                                        ------------    -----------    -----------    -----------    -----------    -----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                                 875,501         (1,347)       571,430        129,336        137,102         38,980
Cost of insurance and
   administrative charges                   (108,634)        (9,423)       (86,867)        (1,544)        (7,777)        (3,023)
Benefit payments                                --             --             --              --             --             --
Surrenders                                   (15,198)        (3,105)       (11,871)           --             --            (222)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                      216,552       (399,466)       111,286         74,151        387,960         42,621
Other                                          1,060             90          1,059             (7)           (97)            15
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) from principal
   transactions                              969,281       (413,251)       585,037        201,936        517,188         78,371
                                        ------------    -----------    -----------    -----------    -----------    -----------

Total increase (decrease) in net assets      518,901       (387,348)       163,005        205,807        461,156         76,281

Net assets at beginning of year            1,298,098        387,348        910,750           --             --             --
                                        ------------    -----------    -----------    -----------    -----------    -----------

Net assets at end of year               $  1,816,999    $      --      $ 1,073,755    $   205,807    $   461,156    $    76,281
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.




--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 185

                        Security Life Separate Account L1

                          Year Ended December 31, 1998


                                                           AIM
                                         ---------------------------------------
                                           Total         Capital     Government
                                            AIM       Appreciation   Securities
                                         ---------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $   83,849    $   24,053    $   59,796
Net realized gains (losses) on
   investments                               4,599        (3,315)        7,914
Net unrealized gains (losses) on
   investments                             154,087       119,225        34,862
                                        ----------    ----------    ----------
Increase (decrease) in net assets
   from operations                         242,535       139,963       102,572
                                        ----------    ----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                             1,864,458       329,635     1,534,823
Cost of insurance and
   administrative charges                  (78,728)      (28,940)      (49,788)
Benefit payments                              --            --            --
Surrenders                                  (1,407)       (1,407)         --
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                  1,773,295       765,185     1,008,110
Other                                         --            --            --
                                        ----------    ----------    ----------
Increase (decrease) from principal
   transactions                          3,557,618     1,064,473     2,493,145
                                        ----------    ----------    ----------

Total increase (decrease) in net assets  3,800,153     1,204,436     2,595,717

Net assets at beginning of year               --            --            --
                                        ----------    ----------    ----------

Net assets at end of year               $3,800,153    $1,204,436    $2,595,717
                                        ==========    ==========    ==========



See accompanying notes.



--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 186

                        Security Life Separate Account L1

                       Statement of Changes in Net Assets

                          Year Ended December 31, 1997


                                           Total
                                            All           Total          Total           Total          Total          Total
                                         Divisions          NB           Alger          Fidelity       INVESCO        Van Eck
                                      -------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $  3,345,072    $   543,430    $   181,965    $ 1,633,324    $   972,193    $    14,160
Net realized gains (losses) on
   investments                             3,199,375        406,286        894,818      1,320,426        523,956         53,889
Net unrealized gains (losses) on
   investments                            10,643,150      2,273,595      1,647,989      6,476,412        298,662        (53,508)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets from
   operations                             17,187,597      3,223,311      2,724,772      9,430,162      1,794,811         14,541
                                        ------------    -----------    -----------    -----------    -----------    -----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                             104,747,260      5,555,766      6,944,048     89,309,110      2,683,620        254,716
Cost of insurance and
   administrative charges                 (8,284,944)      (957,887)    (1,466,664)    (5,155,026)      (614,145)       (91,222)
Benefit payments                            (406,386)       (20,591)       (63,369)      (322,263)          (163)          --
Surrenders                                (1,977,696)      (146,698)      (412,252)    (1,294,484)      (112,699)       (11,563)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   (6,642,529)     8,721,432      9,006,938    (32,708,946)     7,796,299        541,748
Other                                          5,891          9,817         11,046        (21,999)        11,180         (4,153)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) from principal
   transactions                           87,441,596     13,161,839     14,019,747     49,806,392      9,764,092        689,526
                                        ------------    -----------    -----------    -----------    -----------    -----------

Total increase (decrease) in net assets  104,629,193     16,385,150     16,744,519     59,236,554     11,558,903        704,067

Net assets at beginning of year           57,856,827     10,539,346     11,356,089     31,399,615      3,967,746        594,031
                                        ------------    -----------    -----------    -----------    -----------    -----------

Net assets at end of year               $162,486,020    $26,924,496    $28,100,608    $90,636,169    $15,526,649    $ 1,298,098
                                        ============    ===========    ===========    ===========    ===========    ===========

See accompanying notes.





--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 187

                        Security Life Separate Account L1

                          Year Ended December 31, 1997




                                                                              NB
                                       ------------------------------------------------------------------------
                                            Total        Limited                     Government
                                             NB       Maturity Bond      Growth        Income        Partners
                                       ------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $   543,430    $   122,942    $  158,538    $    61,720    $  200,230
Net realized gains (losses) on
   investments                              406,286        (20,056)       14,997         25,762       385,583
Net unrealized gains (losses) on
   investments                            2,273,595        159,151       533,906         26,882     1,553,656
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) in net assets from
   operations                             3,223,311        262,037       707,441        114,364     2,139,469
                                        -----------    -----------    ----------    -----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              5,555,766      1,332,125     1,158,704        324,257     2,740,680
Cost of insurance and
   administrative charges                  (957,887)      (163,472)     (219,117)       (62,075)     (513,223)
Benefit payments                            (20,591)          --            --             --         (20,591)
Surrenders                                 (146,698)        (3,761)      (71,838)          (792)      (70,307)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   8,721,432      2,758,363     2,141,068     (1,023,987)    4,845,988
Other                                         9,817         (2,202)       11,700         (6,404)        6,723
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) from principal
   transactions                          13,161,839      3,921,053     3,020,517       (769,001)    6,989,270
                                        -----------    -----------    ----------    -----------    ----------

Total increase (decrease)  in net assets 16,385,150      4,183,090     3,727,958       (654,637)    9,128,739

Net assets at beginning of year          10,539,346      2,492,076     1,835,714      1,548,314     4,663,242
                                        -----------    -----------    ----------    -----------    ----------

Net assets at end of year               $26,924,496    $ 6,675,166    $5,563,672    $   893,677    $13,791,981
                                        ===========    ===========    ==========    ===========    ===========


See accompanying notes.




--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 188

                        Security Life Separate Account L1

                          Year Ended December 31, 1997


                                                                         Alger
                                       ------------------------------------------------------------------------------
                                                          American      American                     American
                                            Total          Small         MidCap       American       Leveraged
                                            Alger      Capitalization    Growth        Growth         AllCap
                                       --------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $   181,965    $   167,785    $   27,807    $       376    $  (14,003)
Net realized gains (losses) on
   investments                              894,818        114,651       228,363        237,727       314,077
Net unrealized gains (losses) on
   investments                            1,647,989        483,518       246,489        970,056       (52,074)
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) in net assets from
   operations                             2,724,772        765,954       502,659      1,208,159       248,000
                                        -----------    -----------    ----------    -----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              6,944,048      2,630,863     1,276,492      2,334,377       702,316
Cost of insurance and
   administrative charges                (1,466,664)      (526,742)     (299,891)      (479,902)     (160,129)
Benefit payments                            (63,369)          --         (62,593)          (776)         --
Surrenders                                 (412,252)      (255,386)      (74,317)       (58,850)      (23,699)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   9,006,938      3,518,384     1,419,061      2,796,911     1,272,582
Other                                        11,046         (6,069)       19,072          2,082        (4,039)
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) from principal
   transactions                          14,019,747      5,361,050     2,277,824      4,593,842     1,787,031
                                        -----------    -----------    ----------    -----------    ----------

Total increase (decrease) in net assets  16,744,519      6,127,004     2,780,483      5,802,001     2,035,031

Net assets at beginning of year          11,356,089      4,332,108     2,335,055      3,814,178       874,748
                                        -----------    -----------    ----------    -----------    ----------

Net assets at end of year               $28,100,608    $10,459,112    $5,115,538    $ 9,616,179    $2,909,779
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.




--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 189

                        Security Life Separate Account L1

                          Year Ended December 31, 1997


                                                                               Fidelity
                                       -----------------------------------------------------------------------------------------
                                           Total           Asset                                       Money
                                          Fidelity        Manager        Growth        Overseas        Market       Index 500
                                       -----------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $  1,633,324    $   177,599    $   183,570    $   391,160    $   657,285    $   223,710
Net realized gains (losses) on
   investments                             1,320,426         33,000        662,436        332,544           --          292,446
Net unrealized gains (losses) on
   investments                             6,476,412        350,408      1,347,793       (305,456)          --        5,083,667
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets from
   operations                              9,430,162        561,007      2,193,799        418,248        657,285      5,599,823
                                        ------------    -----------    -----------    -----------    -----------    -----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              89,309,110      2,162,759      4,558,270      2,410,373     73,366,740      6,810,968
Cost of insurance and
   administrative charges                 (5,155,026)      (242,289)      (813,161)      (525,615)    (2,213,630)    (1,360,331)
Benefit payments                            (322,263)       (20,969)          (548)        (1,233)      (257,371)       (42,142)
Surrenders                                (1,294,484)       (92,218)      (135,829)       (91,869)      (870,621)      (103,947)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                  (32,708,946)     2,215,879      5,219,755      5,730,183    (63,929,591)    18,054,828
Other                                        (21,999)         7,567          3,217         10,563        (35,219)        (8,127)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) from principal
   transactions                           49,806,392      4,030,729      8,831,704      7,532,402      6,060,308     23,351,249
                                        ------------    -----------    -----------    -----------    -----------    -----------

Total increase (decrease) in net assets   59,236,554      4,591,736     11,025,503      7,950,650      6,717,593     28,951,072

Net assets at beginning of year           31,399,615      1,545,337      7,049,419      4,275,129      8,295,666     10,234,064
                                        ------------    -----------    -----------    -----------    -----------    -----------

Net assets at end of year               $ 90,636,169    $ 6,137,073    $18,074,922    $12,225,779    $15,013,259    $39,185,136
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.




--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 190

                        Security Life Separate Account L1

                          Year Ended December 31, 1997



                                                                         INVESCO
                                      -------------------------------------------------------------------------------
                                           Total           Total        Industrial
                                          INVESCO         Return          Income        High Yield       Utilities
                                      --------------- --------------- --------------- --------------- ---------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $   972,193    $    63,540    $  389,851    $   495,891    $   22,911
Net realized gains (losses) on
   investments                              523,956         46,241       116,951        269,799        90,965
Net unrealized gains (losses) on
   investments                              298,662        203,429       324,767       (253,231)       23,697
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) in net assets from
   operations                             1,794,811        313,210       831,569        512,459       137,573
                                        -----------    -----------    ----------    -----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              2,683,620        517,831     1,250,551        835,890        79,348
Cost of insurance and
   administrative charges                  (614,145)      (133,107)     (266,208)      (177,612)      (37,218)
Benefit payments                               (163)          --            --             (163)         --
Surrenders                                 (112,699)       (28,672)      (37,810)        (9,783)      (36,434)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   7,796,299      1,498,300     2,804,344      2,695,587       798,068
Other                                        11,180          2,581         6,081          2,305           213
                                        -----------    -----------    ----------    -----------    ----------
Increase (decrease) from principal
   transactions                           9,764,092      1,856,933     3,756,958      3,346,224       803,977
                                        -----------    -----------    ----------    -----------    ----------

Total increase (decrease) in net assets  11,558,903      2,170,143     4,588,527      3,858,683       941,550

Net assets at beginning of year           3,967,746        874,467     1,369,617      1,505,401       218,261
                                        -----------    -----------    ----------    -----------    ----------

Net assets at end of year               $15,526,649    $ 3,044,610    $5,958,144    $ 5,364,084    $1,159,811
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.





--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 191

                        Security Life Separate Account L1

                          Year Ended December 31, 1997


                                                        Van Eck
                                        --------------------------------------
                                                                      Worldwide
                                           Total      Worldwide         Hard
                                          Van Eck      Balanced        Assets
                                        ----------    ----------    ----------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $   14,160    $    5,677    $    8,483
Net realized gains (losses) on
   investments                              53,889        37,785        16,104
Net unrealized gains (losses) on
   investments                             (53,508)        4,122       (57,630)
                                        ----------    ----------    ----------
Increase (decrease) in net assets from
   operations                               14,541        47,584       (33,043)
                                        ----------    ----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                               254,716        65,167       189,549
Cost of insurance and
   administrative charges                  (91,222)      (44,774)      (46,448)
Benefit payments                              --            --            --
Surrenders                                 (11,563)       (7,995)       (3,568)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                    541,748          (120)      541,868
Other                                       (4,153)         (319)       (3,834)
                                        ----------    ----------    ----------
Increase (decrease) from principal
   transactions                            689,526        11,959       677,567
                                        ----------    ----------    ----------

Total increase (decrease) in net assets    704,067        59,543       644,524

Net assets at beginning of year            594,031       327,805       266,226
                                        ----------    ----------    ----------

Net assets at end of year               $1,298,098    $  387,348    $  910,750
                                        ==========    ==========    ==========


See accompanying notes.




--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 192

                        Security Life Separate Account L1

                       Statement of Changes in Net Assets

                          Year Ended December 31, 1996



                                            Total
                                             All            Total          Total          Total          Total          Total
                                          Divisions           NB           Alger         Fidelity       INVESCO        Van Eck
                                       -----------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $    942,652    $   242,027    $    11,944    $   465,336    $   223,901    $      (556)
Net realized gains (losses) on
  investments                                401,852         86,478         62,058         97,833        143,358         12,125
Net unrealized gains (losses) on
  investments                              2,675,307        557,274        396,915      1,736,167        (43,084)        28,035
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase in net assets from
  operations                               4,019,811        885,779        470,917      2,299,336        324,175         39,604
                                        ------------    -----------    -----------    -----------    -----------    -----------

CHANGES FROM PRINCIPAL
  TRANSACTIONS
Net premiums                              44,534,972      2,246,849      2,646,310     38,833,137        609,861        198,815
Cost of insurance and
  administrative charges                  (2,843,666)      (378,501)      (531,589)    (1,733,703)      (158,637)       (41,236)
Benefit payments                              (9,641)          --           (9,457)          (184)          --             --
Surrenders                                  (139,851)       (10,863)       (32,300)       (89,374)        (5,730)        (1,584)
Net transfers among divisions
  (including the loan division and
  guaranteed interest division in
  the general account)                      (905,917)     3,446,134      6,535,350    (13,409,127)     2,217,943        303,783
Other                                        (25,415)         4,193         (1,186)       (29,113)         1,108           (417)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase from principal
  transactions                            40,610,482      5,307,812      8,607,128     23,571,636      2,664,545        459,361
                                        ------------    -----------    -----------    -----------    -----------    -----------

Total increase in net assets              44,630,293      6,193,591      9,078,045     25,870,972      2,988,720        498,965

Net assets at beginning of year           13,226,534      4,345,755      2,278,044      5,528,643        979,026         95,066
                                        ------------    -----------    -----------    -----------    -----------    -----------

Net assets at end of year               $ 57,856,827    $10,539,346    $11,356,089    $31,399,615    $ 3,967,746    $   594,031
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.





--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 193

                        Security Life Separate Account L1

                          Year Ended December 31, 1996



                                                                            NB
                                       ---------------------------------------------------------------------------
                                            Total           Limited                  Government
                                             NB          Maturity Bond    Growth       Income        Partners
                                       ---------------------------------------------------------------------------

INCREASE IN NET ASSETS

OPERATIONS
Net investment income (loss)            $   242,027    $   114,087    $   66,887    $    26,538    $   34,515
Net realized gains (losses) on
   investments                               86,478        (16,561)      (22,601)         3,867       121,773
Net unrealized gains (losses) on
   investments                              557,274        (29,330)       65,061            443       521,100
                                        -----------    -----------    ----------    -----------    ----------
Increase in net assets from
   operations                               885,779         68,196       109,347         30,848       677,388
                                        -----------    -----------    ----------    -----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              2,246,849        317,539       634,087        372,680       922,543
Cost of insurance and
   administrative charges                  (378,501)       (74,422)     (101,596)       (56,065)     (146,418)
Benefit payments                               --             --            --             --            --
Surrenders                                  (10,863)        (1,157)       (2,385)           (48)       (7,273)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   3,446,134        398,684       433,683        368,389     2,245,378
Other                                         4,193           (272)         (579)            41         5,003
                                        -----------    -----------    ----------    -----------    ----------
Increase from principal
   transactions                           5,307,812        640,372       963,210        684,997     3,019,233
                                        -----------    -----------    ----------    -----------    ----------

Total increase in net assets              6,193,591        708,568     1,072,557        715,845     3,696,621

Net assets at beginning of year           4,345,755      1,783,508       763,157        832,469       966,621
                                        -----------    -----------    ----------    -----------    ----------

Net assets at end of year               $10,539,346    $ 2,492,076    $1,835,714    $ 1,548,314    $4,663,242
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.




--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 194

                        Security Life Separate Account L1

                          Year Ended December 31, 1996



                                                                         Alger
                                        ---------------------------------------------------------------------
                                                         American       American                    American
                                             Total         Small         MidCap        American     Leveraged
                                             Alger    Capitalization     Growth         Growth       AllCap
                                        ---------------------------------------------------------------------

Increase (decrease) in net assets

OPERATIONS
Net investment income (loss)            $    11,944    $   (10,789)   $    3,037    $    21,022    $   (1,326)
Net realized gains (losses) on
   investments                               62,058          8,187         9,936         22,907        21,028
Net unrealized gains (losses) on
   investments                              396,915         58,340        89,398        227,107        22,070
                                        -----------    -----------    ----------    -----------    ----------
Increase in net assets from
   operations                               470,917         55,738       102,371        271,036        41,772
                                        -----------    -----------    ----------    -----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              2,646,310        792,375       410,528      1,189,559       253,848
Cost of insurance and
   administrative charges                  (531,589)      (209,010)      (92,306)      (193,812)      (36,461)
Benefit payments                             (9,457)        (4,658)         --             --          (4,799)
Surrenders                                  (32,300)        (7,839)      (10,926)        (9,795)       (3,740)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   6,535,350      2,581,122     1,649,714      1,717,965       586,549
Other                                        (1,186)        (3,605)          587          1,213           619
                                        -----------    -----------    ----------    -----------    ----------
Increase from principal
   transactions                           8,607,128      3,148,385     1,957,597      2,705,130       796,016
                                        -----------    -----------    ----------    -----------    ----------

Total increase in net assets              9,078,045      3,204,123     2,059,968      2,976,166       837,788

Net assets at beginning of year           2,278,044      1,127,985       275,087        838,012        36,960
                                        -----------    -----------    ----------    -----------    ----------

Net assets at end of year               $11,356,089    $ 4,332,108    $2,335,055    $ 3,814,178    $  874,748
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.





--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 195

                        Security Life Separate Account L1

                          Year Ended December 31, 1996



                                                                           Fidelity
                                         -----------------------------------------------------------------------------------------
                                             Total           Asset                                       Money
                                           Fidelity         Manager        Growth        Overseas        Market        Index 500
                                         -----------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $    465,336    $     5,982    $    84,331    $    10,994    $   211,343    $   152,686
Net realized gains (losses) on
   investments                                97,833          7,905          9,661         34,235           --           46,032
Net unrealized gains (losses) on
   investments                             1,736,167         63,068        273,435        238,529           --        1,161,135
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase in net assets from
   operations                              2,299,336         76,955        367,427        283,758        211,343      1,359,853
                                        ------------    -----------    -----------    -----------    -----------    -----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                              38,833,137        202,285      1,158,382        537,007     36,012,540        922,923
Cost of insurance and
   administrative charges                 (1,733,703)       (59,703)      (298,466)      (145,781)      (938,219)      (291,534)
Benefit payments                                (184)          --             --             --             --             (184)
Surrenders                                   (89,374)          (973)        (9,215)        (8,511)       (56,983)       (13,692)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                  (13,409,127)     1,199,005      4,485,230      2,637,971    (28,785,556)     7,054,223
Other                                        (29,113)           277            (47)           (13)       (27,783)        (1,547)
                                        ------------    -----------    -----------    -----------    -----------    -----------
Increase from principal
   transactions                           23,571,636      1,340,891      5,335,884      3,020,673      6,203,999      7,670,189
                                        ------------    -----------    -----------    -----------    -----------    -----------

Total increase in net assets              25,870,972      1,417,846      5,703,311      3,304,431      6,415,342      9,030,042

Net assets at beginning of year            5,528,643        127,491      1,346,108        970,698      1,880,324      1,204,022
                                        ------------    -----------    -----------    -----------    -----------    -----------

Net assets at end of year               $ 31,399,615    $ 1,545,337    $ 7,049,419    $ 4,275,129    $ 8,295,666    $10,234,064
                                        ============    ===========    ===========    ===========    ===========    ===========


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 196

                        Security Life Separate Account L1

                          Year Ended December 31, 1996




                                                                       INVESCO
                                         ----------------------------------------------------------------------
                                              Total         Total       Industrial
                                             INVESCO       Return         Income      High Yield     Utilities
                                         ----------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $   223,901    $    21,883    $   89,544    $   108,319    $    4,155
Net realized gains (losses) on
   investments                              143,358         28,264        30,929         82,830         1,335
Net unrealized gains (losses) on
   investments                              (43,084)        10,956        (7,082)       (53,402)        6,444
                                        -----------    -----------    ----------    -----------    ----------
Increase in net assets from
   operations                               324,175         61,103       113,391        137,747        11,934
                                        -----------    -----------    ----------    -----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                                609,861        199,674       243,848        121,818        44,521
Cost of insurance and
   administrative charges                  (158,637)       (45,283)      (55,233)       (48,934)       (9,187)
Benefit payments                               --             --            --             --            --
Surrenders                                   (5,730)        (2,038)       (2,171)        (1,386)         (135)
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                   2,217,943        506,505       810,269        750,404       150,765
Other                                         1,108            943          (126)           277            14
                                        -----------    -----------    ----------    -----------    ----------
Increase from principal
   transactions                           2,664,545        659,801       996,587        822,179       185,978
                                        -----------    -----------    ----------    -----------    ----------

Total increase in net assets              2,988,720        720,904     1,109,978        959,926       197,912

Net assets at beginning of year             979,026        153,563       259,639        545,475        20,349
                                        -----------    -----------    ----------    -----------    ----------

Net assets at end of year               $ 3,967,746    $   874,467    $1,369,617    $ 1,505,401    $  218,261
                                        ===========    ===========    ==========    ===========    ==========


See accompanying notes.





--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 197

                        Security Life Separate Account L1

                          Year Ended December 31, 1996




                                                       Van Eck
                                       -----------------------------------------

                                            Total       Worldwide    Worldwide
                                           Van Eck      Balanced    Hard Assets
                                       -----------------------------------------

INCREASE (DECREASE) IN NET ASSETS

OPERATIONS
Net investment income (loss)            $     (556)   $   (1,135)   $      579
Net realized gains (losses) on
   investments                              12,125         2,984         9,141
Net unrealized gains (losses) on
   investments                              28,035        19,343         8,692
                                        ----------    ----------    ----------
Increase in net assets from
   operations                               39,604        21,192        18,412
                                        ----------    ----------    ----------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                               198,815       135,181        63,634
Cost of insurance and
   administrative charges                  (41,236)      (29,480)      (11,756)
Benefit payments                              --            --            --
Surrenders                                  (1,584)       (1,584)         --
Net transfers among divisions
   (including the loan division and
   guaranteed interest division in
   the general account)                    303,783       126,152       177,631
Other                                         (417)         (468)           51
                                        ----------    ----------    ----------
Increase from principal
   transactions                            459,361       229,801       229,560
                                        ----------    ----------    ----------

Total increase in net assets               498,965       250,993       247,972

Net assets at beginning of year             95,066        76,812        18,254
                                        ----------    ----------    ----------

Net assets at end of year               $  594,031    $  327,805    $  266,226
                                        ==========    ==========    ==========

See accompanying notes.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 198

                        Security Life Separate Account L1

                          Notes to Financial Statements

                                December 31, 1998


NOTE A. ORGANIZATION

Security Life Separate Account L1 (the "Separate Account") was established by resolution of the Board of Directors of Security Life of Denver Insurance Company (the "Company") on November 3, 1993. The Separate Account is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

The Separate Account supports the operations of the FirstLine and Strategic Advantage Variable Universal Life ("FirstLine and Strategic Advantage") policies offered by the Company. The Separate Account may be used to support other variable life policies as they are offered by the Company. The assets of the Separate Account are the property of the Company. However, the portion of the Separate Account's assets attributable to the policies will not be used to satisfy liabilities arising out of any other operations of the Company.

As of December 31, 1998, the Separate Account offered twenty-three investment divisions available to the policyholders, each of which invests in an independently managed mutual fund portfolio ("Fund"). The Funds are as follows:

PORTFOLIO MANAGERS/PORTFOLIOS (FUNDS)

Neuberger Berman Management Incorporated (NB)
     Neuberger Berman Limited Maturity Bond Portfolio
     Neuberger Berman Growth Portfolio
     Neuberger Berman Partners Portfolio

Fred Alger Management, Inc. (Alger)
     Alger American Small Capitalization Portfolio
     Alger American MidCap Growth Portfolio
     Alger American Growth Portfolio
     Alger American Leveraged AllCap Portfolio

Fidelity Management & Research Company (Fidelity)
     Fidelity Investments VIP II Asset Manager Portfolio
     Fidelity Investments VIP Growth Portfolio
     Fidelity Investments VIP Overseas Portfolio
     Fidelity Investments VIP Money Market Portfolio
     Fidelity Investments VIP II Index 500 Portfolio


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 199

                        Security Life Separate Account L1

NOTE A. ORGANIZATION (CONTINUED)

INVESCO Funds Group, Inc. (INVESCO)
     INVESCO VIF Total Return Portfolio
     INVESCO VIF Industrial Income Portfolio
     INVESCO VIF High Yield Portfolio
     INVESCO VIF Utilities Portfolio
     INVESCO VIF Small Company Growth Portfolio

Van Eck Associates Corporation (Van Eck)
     Van Eck Worldwide Hard Assets Portfolio (formerly known as "Van Eck Gold and Natural Resources Portfolio")
     Van Eck Worldwide Real Estate Portfolio
     Van Eck Worldwide Emerging Markets Portfolio
     Van Eck Worldwide Bond Portfolio

AIM Advisors, Inc. (AIM)
     AIM VI - Capital Appreciation Portfolio
     AIM VI - Government Securities Portfolio

Effective May 1, 1997, the Divisions of the Separate Account investing in the Neuberger Berman Government Income Portfolio and the Van Eck Worldwide Balanced Portfolio stopped accepting new investments. These divisions were discontinued during 1998.

Effective February 19, 1998, six new divisions became available to the policyholders for investment in the following funds:

Van Eck Associates Corporation (Van Eck)
     Van Eck Worldwide Real Estate Portfolio
     Van Eck Worldwide Emerging Markets Portfolio
     Van Eck Worldwide Bond Portfolio

AIM Advisors, Inc. (AIM)
     AIM VI - Capital Appreciation Portfolio
     AIM VI - Government Securities Portfolio

INVESCO Funds Group, Inc. (INVESCO)
     INVESCO VIF Small Company Growth Portfolio


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 200

                        Security Life Separate Account L1

NOTE A. ORGANIZATION (CONTINUED)

The FirstLine and FirstLine policies allow the policyholders to specify the allocation of their net premium to the various Funds. They can also transfer their account values among the Funds. The FirstLine and Strategic Advantage products also provide the policyholders the option to allocate their net premiums, or to transfer their account values, to a Guaranteed Interest Division ("GID") in the Company's general account. The GID guarantees a rate of interest to the policyholder, and it is not variable in nature. Therefore, it is not included in these Separate Account statements.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of the Separate Account have been prepared on the basis of generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting principles followed by the Separate Account and the methods of applying those principles are presented below or in the footnotes which follow:

INVESTMENT VALUATION--The investments in shares of the Funds are valued at the closing net asset value (market value) per share as determined by the Funds on the day of measurement.

INVESTMENT TRANSACTIONS AND RELATED INVESTMENT INCOME--The investments in shares of the Funds are accounted for on the date the order to buy or sell is confirmed. Dividend income and distributions of capital gains are recorded on the ex-dividend date. Realized gains and losses from sales transactions are reported using the first-in, first-out ("FIFO") method of accounting for cost. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized gain or loss on investment.

VALUATION PERIOD DEDUCTIONS--Charges are made directly against the assets of the Separate Account divisions and are reflected daily in the computation of the unit values of the divisions.




--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 201

                        Security Life Separate Account L1

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

A daily deduction, at an annual rate of .75% of the daily asset value of the Separate Account divisions, is charged to the Separate Account for mortality and expense risks assumed by the Company. Total mortality and expense charges for the years ended December 31, 1998, 1997 and 1996 were $1,740,661; $813,630 and
$241,127, respectively.

POLICYHOLDER RESERVES--Policyholder reserves are recorded in the Separate Account at the aggregate account values of the policyholders invested in the Separate Account divisions. To the extent that benefits to be paid to the policyholders exceed their account values, the Company will contribute additional funds to the benefit proceeds.

















--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 202

                        Security Life Separate Account L1

NOTE C. INVESTMENTS

Fund shares are purchased at net asset value with net premiums (premium payments, less sales and tax loads charged by the Company) and divisional transfers from other divisions. Fund shares are redeemed for the payment of benefits, for surrenders, for transfers to other divisions, and for charges by the Company for certain cost of insurance and administrative charges. The cost of insurance and administrative charges for the years ended December 31, 1998, 1997 and 1996 were $14,458,798; $8,284,944 and $2,843,666, respectively.
Dividends made by the Funds are reinvested in the Funds.

The following is a summary of Fund shares owned as of December 31, 1998:


                                            Number              Net               Value
                                              of               Asset            of Shares           Cost of
                   FUND                     Shares             Value            at Market            Shares
----------------------------------------------------------------------------------------------------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                   1,127,232.206       $13.82      $  15,578,349      $  15,334,595
   Growth                                    343,330.535       $26.29          9,026,160          8,510,696
   Government Income                             --            $11.14             --                 --
   Partners                                1,186,647.771       $18.93         22,463,242         22,570,797

Fred Alger Management, Inc.:
   American Small Capitalization             352,589.754       $43.97         15,503,371         14,851,950
   American MidCap Growth                    319,369.785       $28.87          9,220,207          7,858,579
   American Growth                           430,357.281       $53.22         22,903,614         18,608,688
   American Leveraged AllCap                 194,880.482       $34.90          6,801,329          5,293,171

Fidelity Management & Research Co.:
   Asset Manager                             563,726.801       $18.16         10,237,279          9,501,494
   Growth                                    733,232.497       $44.87         32,900,142         26,845,882
   Overseas                                1,026,528.069       $20.05         20,581,887         19,913,166
   Money Market                           18,412,252.400        $1.00         18,412,252         18,412,252
   Index 500                                 609,942.422      $141.25         86,154,369         70,067,500

INVESCO Funds Group, Inc.:
   Total Return                              488,861.727       $16.58          8,105,328          7,814,990
   Industrial Income                         583,181.351       $18.61         10,853,005         10,163,306
   High Yield                                696,358.875       $11.32          7,882,782          8,752,765
   Utilities                                 114,789.679       $17.78          2,040,960          1,727,429
   Small Company Growth                       64,989.440       $11.52            748,678            674,581

Van Eck Associates Corporation:
   Worldwide Balanced                             --           $12.03              --                 --
   Worldwide Hard Assets                     116,712.440        $9.20          1,073,755          1,517,809
   Worldwide Bond                             16,759.491       $12.28            205,807            201,853
   Worldwide Emerging Markets                 64,769.133        $7.12            461,156            414,017
   Worldwide Real Estate                       7,995.940        $9.54             76,281             76,310

AIM Advisors, Inc.:
   Capital Appreciation                       47,795.065       $25.20          1,204,436          1,085,211
   Government Securities                     232,175.030       $11.18          2,595,717          2,560,855
                                                                       -----------------  -----------------

Total                                                                       $305,030,106       $272,757,896
                                                                       =================  =================


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 203

                        Security Life Separate Account L1

NOTE C. INVESTMENTS (CONTINUED)

For the year ended December 31, 1998, the cost of purchases (plus reinvested dividends) and sales of investments are as follows:


                                               Beginning                                                   End
FUND                                            of Year           Purchases            Sales             of Year
------------------------------------------------------------------------------------------------------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                       $6,490,167        $11,289,258       ($2,444,830)        $15,334,595
   Growth                                       4,895,677          7,029,074        (3,414,055)          8,510,696
   Government Income                              833,365            137,502          (970,867)              --
   Partners                                    11,515,832         13,300,529        (2,245,564)         22,570,797

Fred Alger Management, Inc.:
   American Small Capitalization               10,791,047          8,512,969        (4,452,066)         14,851,950
   American MidCap Growth                       4,680,691          5,007,799        (1,829,911)          7,858,579
   American Growth                              8,426,205         12,330,367        (2,147,884)         18,608,688
   American Leveraged AllCap                    2,939,669          4,357,148        (2,003,646)          5,293,171

Fidelity Management & Research Co.:
   Asset Manager                                5,638,123          5,278,809        (1,415,438)          9,501,494
   Growth                                      16,477,099         23,941,147       (13,572,364)         26,845,882
   Overseas                                    12,237,937         23,905,882       (16,230,653)         19,913,166
   Money Market                                14,300,455         74,696,311       (70,584,514)         18,412,252
   Index 500                                   32,789,297         45,050,855        (7,772,652)         70,067,500

INVESCO Funds Group, Inc.:
   Total Return                                 2,812,500          5,585,718          (583,228)          7,814,990
   Industrial Income                            5,602,678          5,964,437        (1,403,809)         10,163,306
   High Yield                                   4,793,052         10,924,985        (6,965,272)          8,752,765
   Utilities                                    1,129,569            919,214          (321,354)          1,727,429
   Small Company Growth                             --               775,726          (101,145)            674,581

Van Eck Associates Corporation:
   Worldwide Balanced                             364,193             72,504          (436,697)               --
   Worldwide Hard Assets                          959,451          1,175,104          (616,746)          1,517,809
   Worldwide Bond                                   --               222,604           (20,751)            201,853
   Worldwide Emerging Markets                       --               771,909          (357,892)            414,017
   Worldwide Real Estate                            --                95,356           (19,046)             76,310

AIM Advisors, Inc.
   Capital Appreciation                             --             1,174,137           (88,926)          1,085,211
   Government Securities                            --             2,744,143          (183,288)          2,560,855
                                          ---------------       ------------     --------------       ------------

Total                                        $147,677,007       $265,263,487     ($140,182,598)       $272,757,896
                                          ===============       ============     ==============       ============

Aggregate proceeds from sales of investments for the year ended December 31, 1998 were $148,718,872.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 204

                        Security Life Separate Account L1

NOTE D. OTHER POLICY DEDUCTIONS

The FirstLine and Strategic Advantage products provide for certain deductions for sales and tax loads from premium payments received from the policyholders and for surrender charges and taxes from amounts paid to policyholders. Such deductions are taken before the purchase of divisional units or after the redemption of divisional units of the Separate Account. Such deductions are not included in the Separate Account financial statements.

NOTE E. POLICY LOANS

The FirstLine and Strategic Advantage policies allow the policyholders to borrow against their policies by using them as collateral for a loan. At the time of borrowing against the policies, an amount equal to the loan amount is transferred from the Separate Account divisions to a Loan Division in the Company's General Account to secure the loan. As payments are made on the policy loan, amounts are transferred back from the Loan Division to the Separate Account divisions. Interest is credited to the balance in the Loan Division at a fixed rate. The Loan Division is not variable in nature and is not included in these Separate Account statements.

NOTE F. FEDERAL INCOME TAXES

The Separate Account is not taxed separately because the operations of the Separate Account are part of the total operations of the Company. The Company is taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not taxed as a "Regulated Investment Company" under subchapter "M" of the Internal Revenue Code.














--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 205

                        Security Life Separate Account L1

NOTE G. SUMMARY OF CHANGES IN UNITS

The following schedule summarizes the changes in divisional units for the year ended December 31, 1998:


                                                                            (Decrease)
                                                                                for
                                         Outstanding        Increase        Withdrawals      Outstanding
                                         At Beginning     for Payments       and Other          At End
               Division                    of Year          Received        Deductions         of Year
-----------------------------------------------------------------------------------------------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                 552,985.394      801,233.327     (108,659.600)    1,245,559.121
   Growth                                316,146.084      250,854.619     (119,514.327)      447,486.376
   Government Income                      75,811.559           58.537      (75,870.096)            --
   Partners                              626,285.721      455,096.290      (95,083.993)      986,298.018

Fred Alger Management, Inc.:
   American Small Capitalization         648,733.740      333,770.247     (143,811.569)      838,692.418
   American MidCap Growth                288,809.482      167,037.228      (53,314.238)      402,532.472
   American Growth                       569,990.309      442,313.190      (88,607.433)      923,696.066
   American Leveraged AllCap             148,542.639      102,168.282      (29,068.475)      221,642.446

Fidelity Management & Research Co.:
   Asset Manager                         410,906.106      270,972.780      (81,623.673)      600,255.213
   Growth                                983,842.388      614,542.294     (304,904.344)    1,293,480.338
   Overseas                              950,328.899      861,220.218     (381,889.210)    1,429,659.907
   Money Market                        1,303,059.881    5,059,561.984   (4,836,217.466)    1,526,404.399
   Index 500                           1,863,056.104    1,617,935.444     (265,001.029)    3,215,990.519

INVESCO Funds Group, Inc.:
   Total Return                          184,042.238      307,178.543      (40,663.565)      450,557.216
   Industrial Income                     297,553.033      216,644.366      (40,580.647)      473,616.752
   High Yield                            333,501.857      283,205.205     (129,848.414)      486,858.648
   Utilities                              78,118.685       41,701.114       (9,440.183)      110,379.616
   Small Company Growth                        --          71,535.065       (4,028.624)       67,506.441

Van Eck Associates Corporation:
   Worldwide Balanced                     32,139.282          190.627      (32,329.909)             --
   Worldwide Hard Assets                  77,046.773       68,491.375      (13,024.324)      132,513.824
   Worldwide Bond                              --          18,882.425         (226.108)       18,656.317
   Worldwide Emerging Markets                  --         105,064.405      (37,710.110)       67,354.295
   Worldwide Real Estate                       --           9,848.072       (1,082.840)        8,765.232

AIM Advisors, Inc.:
   Capital Appreciation                        --         108,895.839       (3,437.972)      105,457.867
   Government Securities                       --         261,432.015      (15,281.953)      246,150.062


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 206

                        Security Life Separate Account L1

NOTE G. SUMMARY OF CHANGES IN UNITS (CONTINUED)

The following schedule summarizes the changes in divisional units for the year ended December 31, 1997:


                                                                                (Decrease)
                                                                                    for
                                           Outstanding         Increase         Withdrawals      Outstanding
                                          At Beginning       for Payments        and Other          At End
                Division                     of Year           Received         Deductions         of Year
--------------------------------------------------------------------------------------------------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                     218,725.891        334,572.082          (312.579)     552,985.394
   Growth                                    133,567.983        187,433.957        (4,855.856)     316,146.084
   Government Income                         142,773.403         30,012.660       (96,974.504)      75,811.559
   Partners                                  275,892.457        354,159.052        (3,765.788)     626,285.721

Fred Alger Management, Inc.:
   American Small Capitalization             297,073.322        368,659.345       (16,998.927)     648,733.740
   American MidCap Growth                    150,480.473        143,410.236        (5,081.227)     288,809.482
   American Growth                           282,175.287        292,019.948        (4,204.926)     569,990.309
   American Leveraged AllCap                  53,044.470         96,743.489        (1,245.320)     148,542.639

Fidelity Management & Research Co.:
   Asset Manager                             123,908.168        294,115.342        (7,117.404)     410,906.106
   Growth                                    470,285.667        522,440.765        (8,884.044)     983,842.388
   Overseas                                  367,948.109        589,863.772        (7,482.982)     950,328.899
   Money Market                              753,707.969      6,017,484.702    (5,468,132.790)   1,303,059.881
   Index 500                                 640,890.650      1,227,420.261        (5,254.807)   1,863,056.104

INVESCO Funds Group, Inc.:
   Total Return                               64,490.483        121,436.060        (1,884.305)     184,042.238
   Industrial Income                          87,035.356        212,619.908        (2,102.231)     297,553.033
   High Yield                                108,999.107        225,144.290          (641.540)     333,501.857
   Utilities                                  18,008.490         63,007.328        (2,897.133)      78,118.685

Van Eck Associates Corporation:
   Worldwide Balanced                         29,808.787          5,838.562        (3,508.067)      32,139.282
   Worldwide Hard Assets                      21,966.093         55,323.208          (242.528)      77,046.773





--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 207

                        Security Life Separate Account L1

NOTE G. SUMMARY OF CHANGES IN UNITS (CONTINUED)

The following schedule summarizes the changes in divisional units for the year ended December 31, 1996:


                                                                               (Decrease)
                                                                                   for
                                           Outstanding        Increase         Withdrawals       Outstanding
                                          at Beginning       or Payments        and Other          at End
               Division                      of Year          Received         Deductions          of Year
--------------------------------------------------------------------------------------------------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                     162,009.578        57,300.933          (584.620)      218,725.891
   Growth                                     60,162.107        74,132.806          (726.930)      133,567.983
   Government Income                          77,187.706        65,930.987          (345.290)      142,773.403
   Partners                                   73,535.288       203,456.199        (1,099.030)      275,892.457

Fred Alger Management, Inc.:
   American Small Capitalization              80,027.266       218,770.486        (1,724.430)      297,073.322
   American MidCap Growth                     19,692.860       131,814.883        (1,027.270)      150,480.473
   American Growth                            69,805.233       214,057.614        (1,687.560)      282,175.287
   American Leveraged AllCap                   2,494.731        51,210.999          (661.260)       53,044.470

Fidelity Management & Research Co.:
   Asset Manager                              11,627.088       112,576.840          (295.760)      123,908.168
   Growth                                    102,248.988       369,855.299        (1,818.620)      470,285.667
   Overseas                                   93,906.733       275,584.696        (1,543.320)      367,948.109
   Money Market                              178,653.159     3,174,656.740    (2,599,601.930)      753,707.969
   Index 500                                  91,903.027       551,031.963        (2,044.340)      640,890.650

INVESCO Funds Group, Inc.:
   Total Return                               12,602.664        52,659.359          (771.540)       64,490.483
   Industrial Income                          20,026.102        67,339.104          (329.850)       87,035.356
   High Yield                                 45,708.358        63,646.889          (356.140)      108,999.107
   Utilities                                   1,879.859        16,197.511           (68.880)       18,008.490

Van Eck Associates Corporation:
   Worldwide Balanced                          7,739.274        22,412.363          (342.850)       29,808.787
   Worldwide Hard Assets                       1,765.913        20,257.020           (56.840)       21,966.093





--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 208

                        Security Life Separate Account L1

NOTE H. NET ASSETS

Net assets at December 31, 1998 consisted of the following:


                                                                               Accumulated          Net
                                                              Accumulated      Net Realized      Unrealized
                                                              Investment          Gains            Gains
                                             Principal          Income         (Losses) On       (Losses) On
               Division                     Transactions        (Loss)         Investments       Investments       Net Assets
------------------------------------------------------------------------------------------------------------------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                   $  14,798,256     $    554,555    $    (18,215)     $     243,753     $  15,578,349
   Growth                                      7,028,181        1,750,191        (267,675)           515,463         9,026,160
   Government Income                           (197,709)          219,245         (21,536)                 -                 -
   Partners                                   19,164,868        2,232,497        1,173,430         (107,553)        22,463,242

Fred Alger Management, Inc.:
   American Small Capitalization              12,782,408        1,740,285          329,258           651,420        15,503,371
   American MidCap Growth                      6,729,922          570,025          558,634         1,361,626         9,220,207
   American Growth                            15,328,177        2,102,491        1,178,019         4,294,927        22,903,614
   American Leveraged AllCap                   4,597,430          102,339          593,403         1,508,157         6,801,329

Fidelity Management & Research Co.:
   Asset Manager                               8,511,070          928,642           61,784           735,783        10,237,279
   Growth                                     21,880,758        2,745,144        2,220,029         6,054,211        32,900,142
   Overseas                                   17,959,130        1,286,196          667,842           668,719        20,581,887
   Money Market                               16,762,206        1,650,046                -                 -        18,412,252
   Index 500                                  63,645,284        1,521,424        4,900,792        16,086,869        86,154,369

INVESCO Funds Group, Inc.:
   Total Return                                7,241,724          359,909          213,358           290,337         8,105,328
   Industrial Income                           8,730,383          941,544          491,379           689,699        10,853,005
   High Yield                                  7,183,287        1,366,993          202,483         (869,981)         7,882,782
   Utilities                                   1,554,382           45,485          127,560           313,533         2,040,960
   Small Company Growth                          682,064            (586)          (6,898)            74,098           748,678

Van Eck Associates Corporation:
   Worldwide Balanced                           (94,857)           49,411           45,446                 -                 -
   Worldwide Hard Assets                       1,509,491          144,822        (136,502)         (444,056)         1,073,755
   Worldwide Bond                                201,935            (212)              130             3,954           205,807
   Worldwide Emerging Markets                    517,189          (1,736)        (101,436)            47,139           461,156
   Worldwide Real Estate                          78,370            (225)          (1,836)              (28)            76,281

AIM Advisors, Inc.:
   Capital Appreciation                        1,064,475           24,052          (3,314)           119,223         1,204,436
   Government Securities                       2,493,145           59,796            7,914            34,862         2,595,717
                                            ------------      -----------      -----------       -----------      ------------
Total                                       $240,151,569      $20,392,333      $12,214,049       $32,272,155      $305,030,106
                                            ============      ===========      ===========       ===========      ============


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life                 209

                        Security Life Separate Account L1

NOTE I. YEAR 2000 (UNAUDITED)

The Company has initiated a program to prepare the Company's computer systems and applications for the year 2000. This program includes all systems utilized by the Company as well as the systems of other companies that interface with the Company. The Company has completed an assessment and is in the process of modifying portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. Accordingly, the Company does not expect the amounts required for this project to have a material effect on its financial position.

The project is estimated to be completed no later than June 1999, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software, and conversions to new software, the Year 2000 will not pose significant operational problems for its computer software systems. However, if such modifications and conversions are not made, or are not completed in a timely manner, it could have a material impact on the operations of the Company.

The Company has initiated formal communications and interface testing plans with all of its suppliers and customers to determine the extent to which its interface systems are vulnerable to those third parties' failure to have their systems Year 2000 compatible and will act accordingly to prevent operational disruptions.













--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 210

                                            Financial Statements - Unaudited

                                            Security Life Separate Account L1
                                            of Security Life of Denver
                                            Insurance Company


                                            Nine months ended September 30, 1999





--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 211

                                         Security Life Separate Account L1

                                         Financial Statements - Unaudited


                                       Nine months ended September 30, 1999





                                                     CONTENTS

Financial Statements - Unaudited

Statement of Net Assets .....................................................213
Statement of Operations .....................................................220
Statement of Changes in Net Assets ..........................................227
Notes to Financial Statements ...............................................234













--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 212

                        Security Life Separate Account L1

                             Statement of Net Assets
                                   (Unaudited)
                               September 30, 1999

                                 TOTAL
                                  ALL          TOTAL          TOTAL         TOTAL         TOTAL         TOTAL         TOTAL
                               DIVISIONS         NB           ALGER        FIDELITY      INVESCO       VAN ECK         AIM
                              -------------  ------------   ------------ -------------  ------------  -----------    -----------

ASSETS
Investments in mutual funds
at market value (Note C)      $408,389,528   $47,839,833    $76,536,852  $234,421,699   $37,761,399   $3,989,478     $7,840,267
                              -------------  ------------   ------------ -------------  ------------  -----------    -----------
Net assets                    $408,389,528   $47,839,833    $76,536,852  $234,421,699   $37,761,399   $3,989,478     $7,840,267
                              =============  ============   ============ =============  ============  ===========    ===========

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)     $408,389,528   $47,839,833    $76,536,852  $234,421,699   $37,761,399   $3,989,478     $7,840,267
                              -------------  ------------   ------------ -------------  ------------  -----------    -----------

TOTAL POLICYHOLDER RESERVES   $408,389,528   $47,839,833    $76,536,852  $234,421,699   $37,761,399   $3,989,478     $7,840,267
                              =============  ============   ============ =============  ============  ===========    ===========


See accompanying notes.











--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 213

                        Security Life Separate Account L1

                                   (Unaudited)
                               September 30, 1999


                                                              NB
                                  -----------------------------------------------------------
                                      TOTAL         LIMITED
                                       NB        MATURITY BOND     GROWTH        PARTNERS
                                  -------------- --------------  ------------  --------------

ASSETS
Investments in mutual funds at
   market value (Note C)            $47,839,833    $13,068,057     $9,619,934    $25,151,842
                                  -------------  -------------   ------------  --------------
Net assets                          $47,839,833    $13,068,057     $9,619,934    $25,151,842
                                  =============  ==============  ============  ==============

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)           $47,839,833    $13,068,057     $9,619,934    $25,151,842
                                  -------------  --------------  ------------  --------------

TOTAL POLICYHOLDER RESERVES         $47,839,833    $13,068,057     $9,619,934    $25,151,842
                                  =============  ==============  ============  ==============

Number of division units
outstanding
   (Note G)                                      1,039,622.674    473,888.373  1,125,362.057
                                                 ==============  ============  ==============

Value per divisional unit                               $12.57         $20.30         $22.35
                                                 ==============  ============  ==============


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 214

                        Security Life Separate Account L1

                                   (Unaudited)
                               September 30, 1999


                                                                    ALGER
                                  --------------------------------------------------------------------------
                                                   AMERICAN       AMERICAN                      AMERICAN
                                      TOTAL          SMALL         MIDCAP        AMERICAN       LEVERAGED
                                      ALGER      CAPITALIZATION    GROWTH         GROWTH         ALLCAP
                                  -------------  --------------  ------------  --------------  -------------

ASSETS
Investments in mutual funds at
   market value (Note C)            $76,536,852    $19,498,480    $12,472,535    $31,328,893    $13,236,944
                                  -------------  --------------  ------------  -------------   -------------
Net assets                          $76,536,852    $19,498,480    $12,472,535    $31,328,893    $13,236,944
                                  =============  ==============  ============  ==============  =============

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)           $76,536,852    $19,498,480    $12,472,535    $31,328,893    $13,236,944
                                  -------------  --------------  ------------  --------------  -------------

TOTAL POLICYHOLDER RESERVES         $76,536,852    $19,498,480    $12,472,535    $31,328,893    $13,236,944
                                  =============  ==============  ============  ==============  =============

Number of division units
outstanding
   (Note G)                                        969,591.252    521,645.131  1,155,621.285    341,422.339
                                                 ==============  ============  ==============  =============

Value per divisional unit                               $20.11         $23.91         $27.11         $38.77
                                                 ==============  ============  ==============  =============


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 215

                        Security Life Separate Account L1

                                   (Unaudited)
                               September 30, 1999


                                                                       FIDELITY
                                 --------------------------------------------------------------------------------------
                                     TOTAL          ASSET                                       MONEY
                                    FIDELITY       MANAGER        GROWTH        OVERSEAS        MARKET       INDEX 500
                                 --------------  ------------  -------------  -------------  -------------  -------------

ASSETS
Investments in mutual funds at
   market value (Note C)           $234,421,699   $10,482,357   $42,362,233     $26,565,028   $34,894,073   $120,118,008
                                 --------------  ------------  -------------  -------------  -------------  -------------
Net assets                         $234,421,699   $10,482,357   $42,362,233     $26,565,028   $34,894,073   $120,118,008
                                 ==============  ============  =============  =============  =============  =============

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)          $234,421,699   $10,482,357   $42,362,233     $26,565,028   $34,894,073   $120,118,008
                                 --------------  ------------  -------------  -------------  -------------  -------------

TOTAL POLICYHOLDER RESERVES        $234,421,699   $10,482,357   $42,362,233     $26,565,028   $34,894,073   $120,118,008
                                 ==============  ============  =============  ============== =============  =============

Number of division units
outstanding
   (Note G)                                       605,216.916  1,505,409.839  1,623,779.218  2,804,989.794  4,294,530.144
                                                 ============  =============  =============  =============  =============

Value per divisional unit                              $17.32        $28.14          $16.36         $12.44         $27.97
                                                 ============  =============  =============  =============  =============


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 216

                        Security Life Separate Account L1

                                   (Unaudited)
                               September 30, 1999


                                                                          INVESCO
                                  -----------------------------------------------------------------------------------------
                                      TOTAL          TOTAL       INDUSTRIAL                                  SMALL COMPANY
                                     INVESCO        RETURN         INCOME       HIGH YIELD      UTILITIES       GROWTH
                                  --------------  -------------  ------------  -------------  -------------  --------------

ASSETS
Investments in mutual funds at
   market value (Note C)            $37,761,399    $10,081,573    $13,672,547     $8,460,163     $3,283,833     $2,263,283
                                  --------------  -------------  ------------  -------------  -------------  --------------
Net assets                          $37,761,399    $10,081,573    $13,672,547     $8,460,163     $3,283,833     $2,263,283
                                  ==============  =============  ============  =============  =============  ==============

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)           $37,761,399    $10,081,573    $13,672,547     $8,460,163     $3,283,833     $2,263,283
                                  --------------  -------------  ------------  -------------  -------------  --------------

TOTAL POLICYHOLDER RESERVES         $37,761,399    $10,081,573    $13,672,547     $8,460,163     $3,283,833     $2,263,283
                                  ==============  =============  ============  =============  =============  ==============

Number of division units
outstanding
   (Note G)                                        587,846.822    564,281.758    498,536.417    166,522.972    158,826.877
                                                  =============  ============  =============  =============  ==============

Value per divisional unit                               $17.15         $24.23         $16.97         $19.72         $14.25
                                                  =============  ============  =============  =============  ==============


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 217

                        Security Life Separate Account L1

                                   (Unaudited)
                               September 30, 1999


                                                                  VAN ECK
                                   -----------------------------------------------------------------------
                                                 WORLDWIDE                     WORLDWIDE      WORLDWIDE
                                     TOTAL         HARD         WORLDWIDE      EMERGING         REAL
                                    VAN ECK       ASSETS          BOND          MARKETS        ESTATE
                                   ----------  -------------  -------------  -------------  --------------

ASSETS
Investments in mutual funds at
   market value (Note C)           $3,989,478     $1,953,938       $433,186     $1,345,900       $256,454
                                   ----------  -------------  -------------  -------------  --------------
Net assets                         $3,989,478     $1,953,938       $433,186     $1,345,900       $256,454
                                   ==========  =============  =============  =============  ==============

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)          $3,989,478     $1,953,938       $433,186     $1,345,900       $256,454
                                   ----------  -------------  -------------  -------------  --------------

TOTAL POLICYHOLDER RESERVES        $3,989,478     $1,953,938       $433,186     $1,345,900       $256,454
                                   ==========  =============  =============  =============  ==============

Number of division units
outstanding
   (Note G)                                      206,329.250     41,934.753    154,879.171     29,109.421
                                               =============  =============  =============  ==============

Value per divisional unit                              $9.47         $10.33          $8.69          $8.81
                                               =============  =============  =============  ==============


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 218

                        Security Life Separate Account L1

                                   (Unaudited)
                               September 30, 1999


                                                            AIM
                                         ---------------------------------------
                                           TOTAL         CAPITAL      GOVERNMENT
                                            AIM        APPRECIATION   SECURITIES
                                         ----------- ---------------- ----------

ASSETS
Investments in mutual funds at
   market value (Note C)                  $7,840,267    $3,053,235    $4,787,032
                                         ------------ ------------- ------------
Net assets                                $7,840,267    $3,053,235    $4,787,032
                                         ============ ============= ============

POLICYHOLDER RESERVES
Reserves attributable to the
   policyholders (Note B)                 $7,840,267    $3,053,235    $4,787,032
                                         ------------ ------------- ------------

TOTAL POLICYHOLDER RESERVES               $7,840,267    $3,053,235    $4,787,032
                                         ============ ============= ============

Number of division units outstanding
   (Note G)                                            252,333.471   462,515.169
                                                      ============= ============

Value per divisional unit                                   $12.10        $10.35
                                                      ============= ============


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 219

                        Security Life Separate Account L1

                             Statement of Operations
                                   (Unaudited)
                      Nine months ended September 30, 1999


                                     TOTAL
                                      ALL          TOTAL        TOTAL         TOTAL        TOTAL      TOTAL      TOTAL
                                   DIVISIONS        NB          ALGER       FIDELITY      INVESCO    VAN ECK      AIM
                                  ------------  ------------  -----------  -----------  -----------  --------  -----------

INVESTMENT INCOME
Dividends from mutual funds       $16,941,715    $2,123,919    $7,325,481   $7,461,489            -   $30,826           -
Less valuation period deductions
    (Note B)                        2,046,339       273,318       384,719    1,140,818     $196,400    18,383     $32,701
                                  ------------  ------------  -----------  -----------  -----------  --------  -----------
Net investment income (loss)       14,895,376     1,850,601     6,940,762    6,320,671    (196,400)    12,443    (32,701)
                                  ------------  ------------  -----------  -----------  -----------  --------  -----------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                    13,909,102     (135,889)     3,847,712    9,196,782      916,656    60,896      22,945
Net unrealized gains (losses) on
    investments                   (10,871,813)  (2,235,009)   (4,536,943)  (4,797,945)      321,114   299,818      77,152
                                  ------------  ------------  -----------  -----------  -----------  --------  -----------
Net realized and unrealized
gains (losses) on investments       3,037,289   (2,370,898)     (689,231)    4,398,837    1,237,770   360,714     100,097
                                  ------------  ------------  -----------  -----------  -----------  --------  -----------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM
    OPERATIONS                    $17,932,665    ($520,297)    $6,251,531  $10,719,508   $1,041,370  $373,157     $67,396
                                  ============  ============  ===========  ===========  ===========  ========  ===========


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 220

                        Security Life Separate Account L1

                                   (Unaudited)
                      Nine months ended September 30, 1999


                                                              NB
                                  -----------------------------------------------------------
                                      TOTAL         LIMITED
                                       NB        MATURITY BOND     GROWTH        PARTNERS
                                  -------------  -------------  -------------  --------------

INVESTMENT INCOME
Dividends from mutual funds          $2,123,919       $911,596       $453,085       $759,238
Less valuation period deductions
    (Note B)                            273,318         83,757         49,751        139,810
                                  -------------  -------------  -------------  --------------
Net investment income (loss)          1,850,601        827,839        403,334        619,428
                                  -------------  -------------  -------------  --------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                       (135,889)      (253,335)      (271,898)        389,344
Net unrealized gains (losses) on
    investments                     (2,235,009)      (517,057)       (40,207)    (1,677,745)
                                  -------------  -------------  -------------  --------------
Net realized and unrealized
gains (losses) on investments       (2,370,898)      (770,392)      (312,105)    (1,288,401)
                                  -------------  -------------  -------------  --------------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM
    OPERATIONS                       ($520,297)        $57,447        $91,229     ($668,973)
                                  =============  =============  =============  ==============


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 221

                        Security Life Separate Account L1

                                   (Unaudited)
                      Nine months ended September 30, 1999


                                                                    ALGER
                                  --------------------------------------------------------------------------
                                                   AMERICAN       AMERICAN                      AMERICAN
                                      TOTAL          SMALL         MIDCAP        AMERICAN       LEVERAGED
                                      ALGER      CAPITALIZATION    GROWTH         GROWTH         ALLCAP
                                  -------------  --------------  ------------  --------------  -------------

INVESTMENT INCOME
Dividends from mutual funds          $7,325,481     $2,200,048     $1,636,538     $2,764,203       $724,692
Less valuation period deductions
    (Note B)                            384,719         97,314         61,293        165,157         60,955
                                  -------------  --------------  ------------  --------------  -------------
Net investment income (loss)          6,940,762      2,102,734      1,575,245      2,599,046        663,737
                                  -------------  --------------  ------------  --------------  -------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                       3,847,712      (254,740)        155,044      1,688,880      2,258,528
Net unrealized gains (losses) on
    investments                     (4,536,943)      (358,981)    (1,323,462)    (2,152,621)      (701,879)
                                  -------------  --------------  ------------  --------------  -------------
Net realized and unrealized
gains (losses) on investments         (689,231)      (613,721)    (1,168,418)      (463,741)      1,556,649
                                  -------------  --------------  ------------  --------------  -------------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM
    OPERATIONS                     $6,251,531     $1,489,013       $406,827     $2,135,305     $2,220,386
                                  =============  ==============  ============  ==============  =============


See accompanying notes.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 222

                        Security Life Separate Account L1

                                   (Unaudited)
                      Nine months ended September 30, 1999


                                                                     FIDELITY
                                  -------------------------------------------------------------------------------
                                     TOTAL        ASSET                                   MONEY
                                   FIDELITY      MANAGER       GROWTH      OVERSEAS      MARKET      INDEX 500
                                  -----------  -----------  ------------  -----------  -----------  ------------

INVESTMENT INCOME
Dividends from mutual funds        $7,461,489     $798,528    $3,508,501     $820,014     $830,711   $1,503,735
Less valuation period deductions
    (Note B)                        1,140,818       61,269       217,300      131,693      126,634      603,922
                                  -----------  -----------  ------------  -----------  -----------  ------------
Net investment income (loss)        6,320,671      737,259     3,291,201      688,321      704,077      899,813
                                  -----------  -----------  ------------  -----------  -----------  ------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                     9,196,782      114,141     6,110,588      276,971            -    2,695,082
Net unrealized gains (losses) on
    investments                   (4,797,945)    (685,209)   (5,671,895)    2,098,113            -    (538,954)
                                  -----------  -----------  ------------  -----------  -----------  ------------
Net realized and unrealized
gains (losses) on investments       4,398,837    (571,068)       438,693    2,375,084            -    2,156,128
                                  -----------  -----------  ------------  -----------  -----------  ------------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM
    OPERATIONS                    $10,719,508     $166,191    $3,729,894   $3,063,405     $704,077   $3,055,941
                                  ===========  ===========  ============  ===========  ===========  ============


See accompanying notes.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 223

                        Security Life Separate Account L1

                                   (Unaudited)
                      Nine months ended September 30, 1999


                                                                       INVESCO
                                  -----------------------------------------------------------------------------------
                                                                                                            SMALL
                                      TOTAL          TOTAL       INDUSTRIAL                                COMPANY
                                     INVESCO        RETURN         INCOME       HIGH YIELD    UTILITIES    GROWTH
                                  -------------  -------------  -------------  -------------  ---------  ------------

INVESTMENT INCOME
Dividends from mutual funds                   -              -              -              -          -            -
Less valuation period deductions
    (Note B)                           $196,400        $52,259        $69,936        $48,767    $16,883       $8,555
                                  -------------  -------------  -------------  -------------  ---------  ------------
Net investment income (loss)          (196,400)       (52,259)       (69,936)       (48,767)   (16,883)      (8,555)
                                  -------------  -------------  -------------  -------------  ---------  ------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                         916,656        282,794        423,686      (191,447)    298,134      103,489
Net unrealized gains (losses) on
    investments                         321,114      (720,172)        195,085        636,457  (165,901)      375,645
                                  -------------  -------------  -------------  -------------  ---------  ------------
Net realized and unrealized
gains (losses) on investments         1,237,770      (437,378)        618,771        445,010    132,233      479,134
                                  -------------  -------------  -------------  -------------  ---------  ------------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM
    OPERATIONS                       $1,041,370     ($489,637)       $548,835       $396,243   $115,350     $470,579
                                  =============  =============  =============  =============  =========  ============


See accompanying notes.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 224

                        Security Life Separate Account L1

                                   (Unaudited)
                      Nine months ended September 30, 1999


                                                               VAN ECK
                                  -----------------------------------------------------------------
                                                WORLDWIDE                  WORLDWIDE    WORLDWIDE
                                     TOTAL        HARD       WORLDWIDE     EMERGING       REAL
                                    VAN ECK      ASSETS         BOND        MARKETS      ESTATE
                                  -----------  -----------  ------------  -----------  ------------

INVESTMENT INCOME
Dividends from mutual funds           $30,826      $16,585       $12,446            -       $1,795
Less valuation period deductions
    (Note B)                           18,383        8,697         1,849       $6,909          928
                                  -----------  -----------  ------------  -----------  ------------
Net investment income (loss)           12,443        7,888        10,597      (6,909)          867
                                  -----------  -----------  ------------  -----------  ------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                        60,896    (325,719)       (6,324)      391,099        1,840
Net unrealized gains (losses) on
    investments                       299,818      531,534      (21,361)    (205,448)      (4,907)
                                  -----------  -----------  ------------  -----------  ------------
Net realized and unrealized
gains (losses) on investments         360,714      205,815      (27,685)      185,651      (3,067)
                                  -----------  -----------  ------------  -----------  ------------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM
    OPERATIONS                       $373,157     $213,703     ($17,088)     $178,742     ($2,200)
                                  ===========  ===========  ============  ===========  ============



See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 225

                        Security Life Separate Account L1

                                   (Unaudited)
                      Nine months ended September 30, 1999


                                                      AIM
                                  ---------------------------------------------
                                      TOTAL         CAPITAL      GOVERNMENT
                                       AIM       APPRECIATION    SECURITIES
                                  -------------- -------------- --------------

INVESTMENT INCOME
Dividends from mutual funds                   -              -              -
Less valuation period deductions
    (Note B)                            $32,701        $11,381        $21,320
                                  -------------- -------------- --------------
Net investment income (loss)           (32,701)       (11,381)       (21,320)
                                  -------------- -------------- --------------

REALIZED AND UNREALIZED GAINS
    (LOSSES) ON INVESTMENTS
Net realized gains (losses) on
    investments                          22,945         29,983        (7,038)
Net unrealized gains (losses) on
    investments                          77,152         99,305       (22,153)
                                  -------------- -------------- --------------
Net realized and unrealized
gains (losses) on investments           100,097        129,288       (29,191)
                                  -------------- -------------- --------------

NET INCREASE (DECREASE) IN NET
    ASSETS RESULTING FROM
    OPERATIONS                          $67,396       $117,907      ($50,511)
                                  ============== ============== ==============


See accompanying notes.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 226

                        Security Life Separate Account L1

                       Statement of Changes in Net Assets
                                   (Unaudited)
                      Nine months ended September 30, 1999


                                     TOTAL
                                      ALL          TOTAL         TOTAL        TOTAL         TOTAL        TOTAL       TOTAL
                                   DIVISIONS         NB          ALGER       FIDELITY      INVESCO      VAN ECK       AIM
                                  ------------  ------------  -----------  ------------  ------------  ----------  ------------

INCREASE (DECREASE) IN NET
ASSETS

OPERATIONS
Net investment income (loss)       $14,895,376    $1,850,601   $6,940,762    $6,320,671    ($196,400)    $12,443     ($32,701)
Net realized gains (losses) on
  investments                       13,909,102     (135,889)    3,847,712     9,196,782       916,656     60,896        22,945
Net unrealized gains (losses) on
  investments                     (10,871,813)   (2,235,009)  (4,536,943)   (4,797,945)       321,114    299,818        77,152
                                  ------------  ------------  -----------  ------------  ------------  ----------  ------------
Increase (decrease) in net
assets from
  operations                        17,932,665     (520,297)    6,251,531    10,719,508     1,041,370    373,157        67,396
                                  ------------  ------------  -----------  ------------  ------------  ----------  ------------

CHANGES FROM PRINCIPAL
  TRANSACTIONS
Net premiums                       110,942,823     6,925,705   12,949,887    77,880,480     9,878,594  1,039,893     2,268,264
Cost of insurance and
  administrative charges          (14,797,978)   (1,647,897)  (2,733,031)   (8,219,106)   (1,820,827)  (122,396)     (254,721)
Benefit payments                     (519,243)             -            -     (519,243)             -          -             -
Surrenders                        (12,100,319)   (1,404,466)  (2,698,139)   (5,903,232)   (1,465,154)   (28,634)     (600,694)
Net transfers among divisions
  (including the loan division
  and guaranteed interest
  division in the general
  account)                           1,848,227   (2,584,204)    8,363,932   (7,896,857)       519,983    891,599     2,553,774

Other                                   53,247         3,241     (25,849)        74,220      (23,320)     18,860         6,095
                                  ------------  ------------  -----------  ------------  ------------  ----------  ------------
Increase (decrease) from
  principal transactions            85,426,757     1,292,379   15,856,800    55,416,262     7,089,276  1,799,322     3,972,718
                                  ------------  ------------  -----------  ------------  ------------  ----------  ------------

Total increase (decrease) in       103,359,422       772,082   22,108,331    66,135,770     8,130,646  2,172,479     4,040,114
net assets

Net assets at beginning of         305,030,106    47,067,751   54,428,521   168,285,929    29,630,753  1,816,999     3,800,153
period
                                  ------------  ------------  -----------  ------------  ------------  ----------  ------------

Net assets at end of period       $408,389,528   $47,839,833  $76,536,852  $234,421,699   $37,761,399  $3,989,478   $7,840,267
                                  ============  ============  ===========  ============  ============  ==========  ============


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 227

                        Security Life Separate Account L1

                                   (Unaudited)
                      Nine months ended September 30, 1999


                                                              NB
                                  -----------------------------------------------------------
                                      TOTAL         LIMITED
                                       NB        MATURITY BOND     GROWTH        PARTNERS
                                  -------------  -------------  -------------  --------------

INCREASE IN NET ASSETS

OPERATIONS
Net investment income (loss)         $1,850,601       $827,839       $403,334       $619,428
Net realized gains (losses) on
   investments                        (135,889)      (253,335)      (271,898)        389,344
Net unrealized gains (losses) on
   investments                      (2,235,009)      (517,057)       (40,207)    (1,677,745)
                                  -------------  -------------  -------------  --------------
Increase (decrease) in net
assets from
   operations                         (520,297)         57,447         91,229      (668,973)
                                  -------------  -------------  -------------  --------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                          6,925,705      1,882,305      1,428,513      3,614,887
Cost of insurance and
   administrative charges           (1,647,897)      (426,622)      (276,240)      (945,035)
Benefit payments                              -              -              -              -
Surrenders                          (1,404,466)    (1,000,100)      (125,647)      (278,719)
Net transfers among divisions
   (including the loan division
   and guaranteed interest
   division in the general
   account)                         (2,584,204)    (3,045,474)      (516,834)        978,104
Other                                     3,241         22,152        (7,247)       (11,664)
                                  -------------  -------------  -------------  --------------
Increase (decrease) from
  principal transactions              1,292,379    (2,567,739)        502,545      3,357,573
                                  -------------  -------------  -------------  --------------

Total increase (decrease) in            772,082    (2,510,292)        593,774      2,688,600
net assets

Net assets at beginning of
period                               47,067,751     15,578,349      9,026,160     22,463,242
                                  -------------  -------------  -------------  --------------

Net assets at end of period         $47,839,833    $13,068,057     $9,619,934    $25,151,842
                                  =============  =============  =============  ==============


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 228

                        Security Life Separate Account L1

                                   (Unaudited)
                      Nine months ended September 30, 1999


                                                                    ALGER
                                  --------------------------------------------------------------------------
                                                   AMERICAN       AMERICAN                      AMERICAN
                                      TOTAL          SMALL         MIDCAP        AMERICAN       LEVERAGED
                                      ALGER      CAPITALIZATION    GROWTH         GROWTH         ALLCAP
                                  -------------  --------------  ------------  -------------  --------------

INCREASE (DECREASE) IN NET
ASSETS

OPERATIONS
Net investment income (loss)         $6,940,762     $2,102,734     $1,575,245     $2,599,046       $663,737
Net realized gains (losses) on
   investments                        3,847,712      (254,740)        155,044      1,688,880      2,258,528
Net unrealized gains (losses) on
   investments                      (4,536,943)      (358,981)    (1,323,462)    (2,152,621)      (701,879)
                                  -------------  --------------  ------------  -------------  --------------
Increase (decrease) in net
assets from
   operations                         6,251,531      1,489,013        406,827      2,135,305      2,220,386
                                  -------------  --------------  ------------  -------------  --------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                         12,949,887      3,095,456      2,456,242      5,358,862      2,039,327
Cost of insurance and
   administrative charges           (2,733,031)      (686,623)      (472,644)    (1,156,906)      (416,858)
Benefit payments                              -              -              -              -              -
Surrenders                          (2,698,139)      (916,830)      (246,128)      (985,915)      (549,266)
Net transfers among divisions
   (including the loan division
   and guaranteed interest
   division in the general
   account)                           8,363,932      1,057,181      1,130,939      3,097,863      3,077,949
Other                                  (25,849)       (43,088)       (22,908)       (23,930)         64,077
                                  -------------  --------------  ------------  -------------  --------------
Increase (decrease) from
  principal transactions             15,856,800      2,506,096      2,845,501      6,289,974      4,215,229
                                  -------------  --------------  ------------  -------------  --------------

Total increase (decrease) in         22,108,331      3,995,109      3,252,328      8,425,279      6,435,615
net assets

Net assets at beginning of
period                               54,428,521     15,503,371      9,220,207     22,903,614      6,801,329
                                  -------------  --------------  ------------  -------------  --------------

Net assets at end of period         $76,536,852    $19,498,480    $12,472,535    $31,328,893    $13,236,944
                                  =============  ==============  ============  =============  ==============


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 229

                        Security Life Separate Account L1

                                   (Unaudited)
                      Nine months ended September 30, 1999


                                                                      FIDELITY
                                  ---------------------------------------------------------------------------------
                                     TOTAL         ASSET                                   MONEY
                                    FIDELITY      MANAGER      GROWTH       OVERSEAS       MARKET      INDEX 500
                                  ------------  -----------  -----------  ------------  ------------  -------------

INCREASE (DECREASE) IN NET
ASSETS

OPERATIONS
Net investment income (loss)        $6,320,671     $737,259   $3,291,201      $688,321      $704,077      $899,813
Net realized gains (losses) on
   investments                       9,196,782      114,141    6,110,588       276,971             -     2,695,082
Net unrealized gains (losses) on
   investments                     (4,797,945)    (685,209)  (5,671,895)     2,098,113             -     (538,954)
                                  ------------  -----------  -----------  ------------  ------------  -------------
Increase (decrease) in net
assets from operations              10,719,508      166,191    3,729,894     3,063,405       704,077     3,055,941
                                  ------------  -----------  -----------  ------------  ------------  -------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                        77,880,480    2,465,876    6,610,837     4,280,132    41,327,338    23,196,297
Cost of insurance and
   administrative charges          (8,219,106)    (451,606)  (1,371,050)     (775,628)   (1,547,061)   (4,073,761)
Benefit payments                     (519,243)            -            -             -     (519,243)             -
Surrenders                         (5,903,232)    (611,510)    (665,962)   (1,152,367)   (1,149,832)   (2,323,561)
Net transfers among divisions
   (including the loan division
and
   guaranteed interest division
in
   the general account)            (7,896,857)  (1,322,166)    1,133,206       546,846  (22,310,341)    14,055,598
Other                                   74,220      (1,707)       25,166        20,753      (23,117)        53,125
                                  ------------  -----------  -----------  ------------  ------------  -------------
Increase (decrease) from
  principal transactions            55,416,262       78,887    5,732,197     2,919,736    15,777,744    30,907,698
                                  ------------  -----------  -----------  ------------  ------------  -------------

Total increase (decrease) in        66,135,770      245,078    9,462,091     5,983,141    16,481,821    33,963,639
net assets

Net assets at beginning of         168,285,929   10,237,279   32,900,142    20,581,887    18,412,252    86,154,369
period                            ------------  -----------  -----------  ------------  ------------  -------------

Net assets at end of period       $234,421,699  $10,482,357  $42,362,233   $26,565,028   $34,894,073  $120,118,008
                                  ============  ===========  ===========  ============  ============  =============


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 230

                        Security Life Separate Account L1

                                   (Unaudited)
                      Nine months ended September 30, 1999


                                                                        INVESCO
                                  -------------------------------------------------------------------------------------
                                                                                                              SMALL
                                      TOTAL          TOTAL       INDUSTRIAL                                  COMPANY
                                     INVESCO        RETURN         INCOME       HIGH YIELD     UTILITIES     GROWTH
                                  -------------  -------------  -------------  -------------  -----------  ------------

INCREASE (DECREASE) IN NET
ASSETS

OPERATIONS
Net investment income (loss)         ($196,400)      ($52,259)      ($69,936)      ($48,767)    ($16,883)     ($8,555)
Net realized gains (losses) on
   investments                          916,656        282,794        423,686      (191,447)      298,134      103,489
Net unrealized gains (losses) on
   investments                          321,114      (720,172)        195,085        636,457    (165,901)      375,645
                                  -------------  -------------  -------------  -------------  -----------  ------------
Increase (decrease) in net
assets from
   operations                         1,041,370      (489,637)        548,835        396,243      115,350      470,579
                                  -------------  -------------  -------------  -------------  -----------  ------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                          9,878,594      3,952,616      3,467,604      1,336,363      782,410      339,601
Cost of insurance and
   administrative charges           (1,820,827)      (579,891)      (678,755)      (354,536)    (141,851)     (65,794)
Benefit payments                              -              -              -              -            -            -
Surrenders                          (1,465,154)      (205,183)      (302,722)      (119,092)    (819,566)     (18,591)
Net transfers among divisions
   (including the loan division
   and guaranteed interest
   division in the general
   account)                             519,983      (693,682)      (187,353)      (686,420)    1,304,087      783,351
Other                                  (23,320)        (7,978)       (28,067)          4,823        2,443        5,459
                                  -------------  -------------  -------------  -------------  -----------  ------------
Increase (decrease) from
  principal transactions              7,089,276      2,465,882      2,270,707        181,138    1,127,523    1,044,026
                                  -------------  -------------  -------------  -------------  -----------  ------------

Total increase (decrease) in          8,130,646      1,976,245      2,819,542        577,381    1,242,873    1,514,605
net assets

Net assets at beginning of           29,630,753      8,105,328     10,853,005      7,882,782    2,040,960      748,678
period                            -------------  -------------  -------------  -------------  -----------  ------------

Net assets at end of period         $37,761,399    $10,081,573    $13,672,547     $8,460,163   $3,283,833   $2,263,283
                                  =============  =============  =============  =============  ===========  ============


See accompanying notes

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 231

                        Security Life Separate Account L1

                                   (Unaudited)
                      Nine months ended September 30, 1999


                                                               VAN ECK
                                  -------------------------------------------------------------------
                                                 WORLDWIDE                  WORLDWIDE     WORLDWIDE
                                     TOTAL         HARD       WORLDWIDE     EMERGING         REAL
                                    VAN ECK       ASSETS        BOND         MARKETS        ESTATE
                                  ------------  -----------  -----------  -------------  -------------

INCREASE (DECREASE) IN NET
ASSETS

OPERATIONS
Net investment income (loss)           $12,443       $7,888      $10,597       ($6,909)          $867
Net realized gains (losses) on
   investments                          60,896    (325,719)      (6,324)        391,099         1,840
Net unrealized gains (losses) on
   investments                         299,818      531,534     (21,361)      (205,448)       (4,907)
                                  ------------  -----------  -----------  -------------  -------------
Increase (decrease) in net
assets from operations                 373,157      213,703     (17,088)        178,742       (2,200)
                                  ------------  -----------  -----------  -------------  -------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                         1,039,893      373,568      213,261        292,969       160,095
Cost of insurance and
   administrative charges            (122,396)     (63,579)     (12,138)       (38,335)       (8,344)
Benefit payments                             -            -            -              -             -
Surrenders                            (28,634)     (23,333)            -          (839)       (4,462)
Net transfers among divisions
   (including the loan division
and
   guaranteed interest division
in
   the general account)                891,599      364,250       41,907        450,879        34,563
Other                                   18,860       15,574        1,437          1,328           521
                                  ------------  -----------  -----------  -------------  -------------
Increase (decrease) from
  principal transactions             1,799,322      666,480      244,467        706,002       182,373
                                  ------------  -----------  -----------  -------------  -------------

Total increase (decrease) in         2,172,479      880,183      227,379        884,744       180,173
net assets

Net assets at beginning of           1,816,999    1,073,755      205,807        461,156        76,281
period
                                  ------------  -----------  -----------  -------------  -------------

Net assets at end of period         $3,989,478   $1,953,938     $433,186     $1,345,900      $256,454
                                  ============  ===========  ===========  =============  =============


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 232

                        Security Life Separate Account L1

                                   (Unaudited)
                      Nine months ended September 30, 1999


                                                      AIM
                                  ---------------------------------------------

                                      TOTAL         CAPITAL      GOVERNMENT
                                       AIM       APPRECIATION    SECURITIES
                                  -------------- -------------- --------------

INCREASE (DECREASE) IN NET
ASSETS

OPERATIONS
Net investment income (loss)          ($32,701)      ($11,381)      ($21,320)
Net realized gains (losses) on
   investments                           22,945         29,983        (7,038)
Net unrealized gains (losses) on
   investments                           77,152         99,305       (22,153)
                                  -------------- -------------- --------------
Increase (decrease) in net
assets from
   operations                            67,396        117,907       (50,511)
                                  -------------- -------------- --------------

CHANGES FROM PRINCIPAL
   TRANSACTIONS
Net premiums                          2,268,264      1,133,728      1,134,536
Cost of insurance and
   administrative charges             (254,721)      (145,653)      (109,068)
Benefit payments                              -              -              -
Surrenders                            (600,694)       (17,852)      (582,842)
Net transfers among divisions
   (including the loan division
and
   guaranteed interest division
in
   the general account)               2,553,774        757,045      1,796,729
Other                                     6,095          3,624          2,471
                                  -------------- -------------- --------------
Increase (decrease) from
  principal transactions              3,972,718      1,730,892      2,241,826
                                  -------------- -------------- --------------

Total increase (decrease) in          4,040,114      1,848,799      2,191,315
net assets

Net assets at beginning of            3,800,153      1,204,436      2,595,717
period                            -------------- -------------- --------------

Net assets at end of period          $7,840,267     $3,053,235     $4,787,032
                                  ============== ============== ==============


See accompanying notes.

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 233

                        Security Life Separate Account L1

                          Notes to Financial Statements
                                   (Unaudited)
                               September 30, 1999


NOTE A. ORGANIZATION

Security Life Separate Account L1 (the "Separate Account") was established by resolution of the Board of Directors of Security Life of Denver Insurance Company (the "Company") on November 3, 1993. The Separate Account is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940.

The Separate Account supports the operations of the FirstLine Variable Universal Life, Strategic Advantage Variable Universal Life and Variable Survivor Universal Life ("Variable Universal Life Policies") policies offered by the Company. The Separate Account may be used to support other variable life policies as they are offered by the Company. The assets of the Separate Account are the property of the Company. However, the portion of the Separate Account's assets attributable to the policies will not be used to satisfy liabilities arising out of any other operations of the Company.

As of September 30, 1999, the Separate Account offered twenty-three investment divisions available to the policyholders, each of which invests in an independently managed mutual fund portfolio ("Fund"). The Funds are as follows:

PORTFOLIO MANAGERS/PORTFOLIOS (FUNDS)

Neuberger Berman Management Incorporated (NB)
     Neuberger Berman Limited Maturity Bond Portfolio
     Neuberger Berman Growth Portfolio
     Neuberger Berman Partners Portfolio

Fred Alger Management, Inc. (Alger)
     Alger American Small Capitalization Portfolio
     Alger American MidCap Growth Portfolio
     Alger American Growth Portfolio
     Alger American Leveraged AllCap Portfolio

Fidelity Management & Research Company (Fidelity)
     Fidelity Investments VIP II Asset Manager Portfolio
     Fidelity Investments VIP Growth Portfolio
     Fidelity Investments VIP Overseas Portfolio
     Fidelity Investments VIP Money Market Portfolio
     Fidelity Investments VIP II Index 500 Portfolio

--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 234

                        Security Life Separate Account L1
                                   (Unaudited)
                    Notes to Financial Statements (continued)




NOTE A. ORGANIZATION (CONTINUED)

INVESCO Funds Group, Inc. (INVESCO)
     INVESCO VIF Total Return Portfolio
     INVESCO VIF Industrial Income Portfolio
     INVESCO VIF High Yield Portfolio
     INVESCO VIF Utilities Portfolio
     INVESCO VIF Small Company Growth Portfolio

Van Eck Associates Corporation (Van Eck)
     Van Eck Worldwide Hard Assets Portfolio
     Van Eck Worldwide Real Estate Portfolio
     Van Eck Worldwide Emerging Markets Portfolio
     Van Eck Worldwide Bond Portfolio

AIM Advisors, Inc. (AIM)
     AIM VI - Capital Appreciation Portfolio
     AIM VI - Government Securities Portfolio

The Variable Universal Life Policies allow the policyholders to specify the allocation of their net premium to the various Funds. They can also transfer their account values among the Funds. The Variable Universal Life Policies also provide the policyholders the option to allocate their net premiums, or to transfer their account values, to a Guaranteed Interest Division ("GID") in the Company's general account. The GID guarantees a rate of interest to the policyholder, and it is not variable in nature. Therefore, it is not included in these Separate Account statements.











--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 235

                        Security Life Separate Account L1
                                   (Unaudited)
                    Notes to Financial Statements (continued)



NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of the Separate Account have been prepared on the basis of generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting principles followed by the Separate Account and the methods of applying those principles are presented below or in the footnotes which follow:

INVESTMENT VALUATION--The investments in shares of the Funds are valued at the closing net asset value (market value) per share as determined by the Funds on the day of measurement.

INVESTMENT TRANSACTIONS AND RELATED INVESTMENT INCOME--The investments in shares of the Funds are accounted for on the date the order to buy or sell is confirmed. Dividend income and distributions of capital gains are recorded on the ex-dividend date. Realized gains and losses from sales transactions are reported using the first-in, first-out ("FIFO") method of accounting for cost. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized gain or loss on investment.

VALUATION PERIOD DEDUCTIONS--Charges are made directly against the assets of the Separate Account divisions and are reflected daily in the computation of the unit values of the divisions.











--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 236

                        Security Life Separate Account L1
                                   (Unaudited)
                    Notes to Financial Statements (continued)



NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

A daily deduction, at an annual rate of .75% of the daily asset value of the Separate Account divisions, is charged to the Separate Account for mortality and expense risks assumed by the Company. Total mortality and expense charged for the nine months ended September 30, 1999 was $2,046,339.

POLICYHOLDER RESERVES--Policyholder reserves are recorded in the Separate Account at the aggregate account values of the policyholders invested in the Separate Account divisions. To the extent that benefits to be paid to the policyholders exceed their account values, the Company will contribute additional funds to the benefit proceeds.















--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 237

                        Security Life Separate Account L1
                                   (Unaudited)
                    Notes to Financial Statements (continued)


NOTE C. INVESTMENTS

Fund shares are purchased at net asset value with net premiums (premium payments, less sales and tax loads charged by the Company) and divisional transfers from other divisions. Fund shares are redeemed for the payment of benefits, for surrenders, for transfers to other divisions, and for charges by the Company for certain cost of insurance and administrative charges. The cost of insurance and administrative charges for the nine months ended September 30, 1999 was $14,797,978. Dividends made by the Funds are reinvested in the Funds.

The following is a summary of Fund shares owned as of September 30, 1999:

                                                  NUMBER             NET             VALUE
                                                    OF              ASSET          OF SHARES          COST OF
                    FUND                          SHARES            VALUE          AT MARKET          SHARES
--------------------------------------------   ----------------    ---------    --------------   -----------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                          990,754.879        $13.19      $13,068,057       $13,341,360
   Growth                                         383,569.926        $25.08        9,619,934         9,144,677
   Partners                                     1,393,453.900        $18.05       25,151,842        26,937,142

Fred Alger Management, Inc.:
   American Small Capitalization                  463,366.913        $42.08       19,498,480        19,206,039
   American MidCap Growth                         486,069.128        $25.66       12,472,535        12,434,368
   American Growth                                592,004.793        $52.92       31,328,893        29,186,588
   American Leveraged AllCap                      320,042.146        $41.36       13,236,944        12,430,665

Fidelity Management & Research Co.:
   Asset Manager                                  610,859.913        $17.16       10,482,357        10,431,780
   Growth                                         952,602.490        $44.47       42,362,233        41,979,868
   Overseas                                     1,208,050.382        $21.99       26,565,028        23,798,192
   Money Market                                34,894,073.120         $1.00       34,894,073        34,894,073
   Index 500                                      823,628.676       $145.84      120,118,008       104,570,094

INVESCO Funds Group, Inc.:
   Total Return                                   634,061.153        $15.90       10,081,573        10,511,407
   Industrial Income                              690,881.639        $19.79       13,672,547        12,787,764
   High Yield                                     709,150.330        $11.93        8,460,163         8,693,689
   Utilities                                      172,198.950        $19.07        3,283,833         3,136,203
   Small Company Growth                           152,102.322        $14.88        2,263,283         1,813,540

Van Eck Associates Corporation:
   Worldwide Hard Assets                          183,640.729        $10.64        1,953,938         1,866,458
   Worldwide Bond                                  39,669.059        $10.92          433,186           450,594
   Worldwide Emerging Markets                     148,063.782         $9.09        1,345,900         1,504,209
   Worldwide Real Estate                           26,966.790         $9.51          256,454           261,390

AIM Advisors, Inc.:
   Capital Appreciation                           113,756.899        $26.84        3,053,235         2,834,706
   Government Securities                          434,001.049        $11.03        4,787,032         4,774,323
                                                                                ------------     -------------

Total                                                                           $408,389,528      $386,989,129
                                                                                ============     =============


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 238

                        Security Life Separate Account L1
                                   (Unaudited)
                    Notes to Financial Statements (continued)


NOTE C. INVESTMENTS (CONTINUED)

For the nine months ended September 30, 1999, the cost of purchases (plus reinvested dividends) and sales of investments are as follows:

                                                  BEGINNING                                               END
FUND                                               OF YEAR         PURCHASES           SALES            OF YEAR
-------------------------------------------------------------------------------------------------------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                          $15,334,595        $4,863,022      ($6,856,257)       $13,341,360
   Growth                                           8,510,696         2,921,295       (2,287,314)         9,144,677
   Partners                                        22,570,797         6,832,674       (2,466,329)        26,937,142

Fred Alger Management, Inc.:
   American Small Capitalization                   14,851,950         9,680,757       (5,326,668)        19,206,039
   American MidCap Growth                           7,858,579         5,128,822         (553,033)        12,434,368
   American Growth                                 18,608,688        14,479,402       (3,901,502)        29,186,588
   American Leveraged AllCap                        5,293,171        11,199,357       (4,061,863)        12,430,665

Fidelity Management & Research Co.:
   Asset Manager                                    9,501,494         5,409,681       (4,479,395)        10,431,780
   Growth                                          26,845,882        49,460,163      (34,326,177)        41,979,868
   Overseas                                        19,913,166        12,428,649       (8,543,623)        23,798,192
   Money Market                                    18,412,252        83,637,874      (67,156,053)        34,894,073
   Index 500                                       70,067,500        38,943,047       (4,440,453)       104,570,094

INVESCO Funds Group, Inc.:
   Total Return                                     7,814,990         4,595,765       (1,899,348)        10,511,407
   Industrial Income                               10,163,306         4,303,132       (1,678,674)        12,787,764
   High Yield                                       8,752,765         2,641,428       (2,700,504)         8,693,689
   Utilities                                        1,727,429         2,282,360         (873,586)         3,136,203
   Small Company Growth                               674,581         1,581,087         (442,128)         1,813,540

Van Eck Associates Corporation:
   Worldwide Hard Assets                            1,517,809         1,870,712       (1,522,063)         1,866,458
   Worldwide Bond                                     201,853           327,317          (78,576)           450,594
   Worldwide Emerging Markets                         414,017         4,479,244       (3,389,052)         1,504,209
   Worldwide Real Estate                               76,310           280,045          (94,965)           261,390

AIM Advisors, Inc.
   Capital Appreciation                             1,085,211         2,087,719         (338,224)         2,834,706
   Government Securities                            2,560,855         4,762,021       (2,548,553)         4,774,323
                                                -------------      ------------   ---------------     -------------

Total                                            $272,757,896      $274,195,573    ($159,964,340)      $386,989,129
                                                =============      ============   ===============     =============

Aggregate proceeds from sales of investments for the nine months ended September 30, 1999 were $173,873,442.


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 239

                        Security Life Separate Account L1
                                   (Unaudited)
                    Notes to Financial Statements (continued)


NOTE D. OTHER POLICY DEDUCTIONS

The Variable Universal Life Policies provide for certain deductions for sales and tax loads from premium payments received from the policyholders and for surrender charges and taxes from amounts paid to policyholders. Such deductions are taken before the purchase of divisional units or after the redemption of divisional units of the Separate Account. Such deductions are not included in the Separate Account financial statements.

NOTE E. POLICY LOANS

The Variable Universal Life Policies allow the policyholders to borrow against their policies by using them as collateral for a loan. At the time of borrowing against the policies, an amount equal to the loan amount is transferred from the Separate Account divisions to a Loan Division in the Company's General Account to secure the loan. As payments are made on the policy loan, amounts are transferred back from the Loan Division to the Separate Account divisions. Interest is credited to the balance in the Loan Division at a fixed rate. The Loan Division is not variable in nature and is not included in these Separate Account statements.

NOTE F. FEDERAL INCOME TAXES

The Separate Account is not taxed separately because the operations of the Separate Account are part of the total operations of the Company. The Company is taxed as a life insurance company under the Internal Revenue Code. The Separate Account is not taxed as a "Regulated Investment Company" under subchapter "M" of the Internal Revenue Code.









--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 240

                        Security Life Separate Account L1
                                   (Unaudited)
                    Notes to Financial Statements (continued)


NOTE G. SUMMARY OF CHANGES IN UNITS

The following schedule summarizes the changes in divisional units for the nine months ended September 30, 1999:

                                                                            (DECREASE)
                                                                                FOR
                                           OUTSTANDING      INCREASE        WITHDRAWALS      OUTSTANDING
                                          AT BEGINNING    FOR PAYMENTS       AND OTHER         AT END
                DIVISION                     OF YEAR        RECEIVED        DEDUCTIONS         OF YEAR
----------------------------------------------------------------------------------------------------------

Neuberger Berman Management Inc.:
   Limited Maturity Bond                   1,245,559.121     319,332.671     (525,269.118)   1,039,622.674
   Growth                                    447,486.376     125,919.627      (99,517.630)     473,888.373
   Partners                                  986,298.018     257,003.976     (117,939.937)   1,125,362.057

Fred Alger Management, Inc.:
   American Small Capitalization             838,692.418     394,407.340     (263,508.506)     969,591.252
   American MidCap Growth                    402,532.472     148,230.643      (29,117.984)     521,645.131
   American Growth                           923,696.066     438,134.681     (206,209.462)   1,155,621.285
   American Leveraged AllCap                 221,642.446     292,852.027     (173,072.134)     341,422.339

Fidelity Management & Research Co.:
   Asset Manager                             600,255.213     267,313.961     (262,352.258)     605,216.916
   Growth                                  1,293,480.338   1,654,759.376   (1,442,829.875)   1,505,409.839
   Overseas                                1,429,659.907     765,975.800     (571,856.489)   1,623,779.218
   Money Market                            1,526,404.399   6,748,481.247   (5,469,895.852)   2,804,989.794
   Index 500                               3,215,990.519   1,324,678.050     (246,138.425)   4,294,530.144

INVESCO Funds Group, Inc.:
   Total Return                              450,557.216     253,716.704     (116,427.098)     587,846.822
   Industrial Income                         473,616.752     178,044.695      (87,379.689)     564,281.758
   High Yield                                486,858.648     158,273.720     (146,595.951)     498,536.417
   Utilities                                 110,379.616     115,690.556      (59,547.200)     166,522.972
   Small Company Growth                       67,506.441     136,205.871      (44,885.435)     158,826.877

Van Eck Associates Corporation:
   Worldwide Hard Assets                     132,513.824     205,152.684     (131,337.258)     206,329.250
   Worldwide Bond                             18,656.317      30,172.136       (6,893.700)      41,934.753
   Worldwide Emerging Markets                 67,354.295     498,961.101     (411,436.225)     154,879.171
   Worldwide Real Estate                       8,765.232      31,025.290      (10,681.101)      29,109.421

AIM Advisors, Inc.
   Capital Appreciation                      105,457.867     177,801.435      (30,925.831)     252,333.471
   Government Securities                     246,150.062     461,371.899     (245,006.792)     462,515.169




--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 241

                        Security Life Separate Account L1
                                   (Unaudited)
                    Notes to Financial Statements (continued)


 NOTE H. NET ASSETS

Net assets at September 30, 1999 consisted of the following:

                                                                                 ACCUMULATED            NET
                                                             ACCUMULATED        NET REALIZED         UNREALIZED
                                                              INVESTMENT            GAINS              GAINS
                                            PRINCIPAL           INCOME           (LOSSES) ON        (LOSSES) ON
                DIVISION                   TRANSACTIONS         (LOSS)           INVESTMENTS        INVESTMENTS        NET ASSETS
------------------------------------------------------------------------------------------------------------------------------------


Neuberger Berman Management Inc.:
   Limited Maturity Bond                      $12,562,603       $1,060,309          ($281,553)         ($273,302)      $13,068,057
   Growth                                       8,793,027          627,076           (275,425)            475,256        9,619,934
   Partners                                    25,178,621          851,608             906,913        (1,785,300)       25,151,842


Fred Alger Management, Inc.:
   American Small Capitalization               17,061,250        2,257,234           (112,445)            292,441       19,498,480
   American MidCap Growth                      10,432,084        1,605,541             396,745             38,165       12,472,535
   American Growth                             24,617,360        2,618,200           1,951,027          2,142,306       31,328,893
   American Leveraged AllCap                    9,195,995          648,266           2,586,404            806,279       13,236,944

Fidelity Management & Research Co.:
   Asset Manager                                9,355,520          920,583             155,678             50,576       10,482,357
   Growth                                      31,627,570        3,555,730           6,796,617            382,316       42,362,233
   Overseas                                    22,063,364        1,088,395             646,434          2,766,835       26,565,028
   Money Market                                33,253,155        1,640,918                   -                  -       34,894,073
   Index 500                                  100,251,140        1,273,803           3,045,152         15,547,913      120,118,008

INVESCO Funds Group, Inc.:
   Total Return                                10,115,714           36,014             359,679          (429,834)       10,081,573
   Industrial Income                           11,796,930          418,112             572,722            884,783       13,672,547
   High Yield                                   7,933,708          597,561             162,419          (233,525)        8,460,163
   Utilities                                    2,735,480           10,273             390,449            147,631        3,283,833
   Small Company Growth                         1,718,607          (8,555)             103,489            449,742        2,263,283

Van Eck Associates Corporation:
   Worldwide Hard Assets                        2,149,636           16,934           (300,111)             87,479        1,953,938
   Worldwide Bond                                 446,321           10,597             (6,324)           (17,408)          433,186
   Worldwide Emerging Markets                   1,120,018          (6,909)             391,099          (158,308)        1,345,900
   Worldwide Real Estate                          258,684              866               1,840            (4,936)          256,454

AIM Advisors, Inc.:
   Capital Appreciation                         2,816,104         (11,381)              29,983            218,529        3,053,235
   Government Securities                        4,802,681         (21,320)             (7,038)             12,709        4,787,032

                                            =============    =============      ==============       ============    =============
Total                                        $350,285,572      $19,189,855         $17,513,754        $21,400,347     $408,389,528
                                            =============    =============      ==============       ============    =============


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 242

                        Security Life Separate Account L1
                                   (Unaudited)
                    Notes to Financial Statements (continued)


NOTE I. YEAR 2000 (UNAUDITED)

Security Life of Denver Insurance Company is aware of the computer problems that may exist surrounding the Year 2000. Our senior management is committed to ensuring that information processing and delivery systems will be Year 2000 compliant before December 31, 1999. Our project team continues to implement the Year 2000 project plan which includes the analysis, remediation and testing of our in-house source code. The project plan covers Security Life, ING America Equities, Inc., Midwestern United Life Insurance Company and First ING Life Insurance Company of New York. We will follow our normal project management methodology, including communication with senior management on a monthly and as-needed basis. Funds have been allocated for these efforts, and we are confident we have sufficient resources to ensure Year 2000 processing capabilities.

The analysis, remediation and system testing phases of the plan were completed by June 28, 1999. We will continue to do precautionary testing throughout 1999. However, there is no assurance Security Life will be successful, or that interaction with other service providers will not impact our services.











--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 243

                                   APPENDIX A


                                 FACTORS FOR THE
                          CASH VALUE ACCUMULATION TEST
                           FOR A LIFE INSURANCE POLICY



               Male                        |              Male                          |              Male
 Attained   or Unisex              Unisex  | Attained   or Unisex                Unisex | Attained   or Unisex                Unisex
    Age       100/0     Female      80/20  |  Age        100/0      Female       80/20  |    Age      100/0      Female        80/20
    ---       -----     ------      -----  |  ---        -----      ------       -----  |    ---      -----      ------        -----



     0        11.727    14.234     12.149  |                                            |
     1        11.785    14.209     12.194  |  34         4.188      4.902        4.314  |  67        1.617       1.815       1.657
     2        11.458    13.815     11.857  |  35         4.052      4.742        4.173  |  68        1.583       1.769       1.620
     3        11.128    13.417     11.515  |  36         3.920      4.586        4.037  |  69        1.550       1.724       1.585
     4        10.803    13.023     11.178  |  37         3.793      4.437        3.906  |  70        1.518       1.681       1.552
     5        10.481    12.635     10.845  |  38         3.670      4.293        3.780  |  71        1.488       1.639       1.520
     6        10.161    12.253     10.514  |  39         3.553      4.154        3.658  |  72        1.459       1.599       1.489
     7         9.844    11.875     10.187  |  40         3.439      4.021        3.541  |  73        1.432       1.560       1.460
     8         9.530    11.505      9.863  |  41         3.330      3.894        3.429  |  74        1.406       1.524       1.433
     9         9.221    11.141      9.545  |  42         3.226      3.771        3.322  |  75        1.382       1.490       1.407
    10         8.918    10.784      9.233  |  43         3.125      3.654        3.218  |  76        1.359       1.457       1.383
    11         8.623    10.436      8.928  |  44         3.028      3.541        3.119  |  77        1.338       1.427       1.360
    12         8.338    10.098      8.634  |  45         2.936      3.432        3.023  |  78        1.318       1.398       1.338
    13         8.066     9.771      8.353  |  46         2.846      3.328        2.931  |  79        1.299       1.371       1.318
    14         7.808     9.455      8.085  |  47         2.761      3.227        2.843  |  80        1.281       1.345       1.298
    15         7.564     9.150      7.831  |  48         2.678      3.129        2.758  |  81        1.264       1.321       1.280
    16         7.335     8.857      7.592  |  49         2.599      3.035        2.676  |  82        1.248       1.298       1.262
    17         7.118     8.575      7.364  |  50         2.522      2.945        2.597  |  83        1.233       1.277       1.245
    18         6.911     8.302      7.148  |  51         2.449      2.858        2.522  |  84        1.218       1.257       1.230
    19         6.713     8.038      6.939  |  52         2.378      2.774        2.449  |  85        1.205       1.238       1.215
    20         6.521     7.782      6.737  |  53         2.311      2.693        2.379  |  86        1.193       1.221       1.202
    21         6.334     7.534      6.540  |  54         2.246      2.615        2.312  |  87        1.181       1.205       1.189
    22         6.150     7.293      6.347  |  55         2.184      2.540        2.248  |  88        1.171       1.190       1.177
    23         5.969     7.059      6.158  |  56         2.125      2.468        2.187  |  89        1.160       1.176       1.166
    24         5.791     6.831      5.971  |  57         2.068      2.398        2.128  |  90        1.151       1.163       1.155
    25         5.615     6.611      5.788  |  58         2.014      2.330        2.071  |  91        1.141       1.150       1.144
    26         5.441     6.396      5.608  |  59         1.962      2.265        2.017  |  92        1.131       1.137       1.133
    27         5.271     6.188      5.431  |  60         1.912      2.201        1.965  |  93        1.120       1.125       1.122
    28         5.104     5.986      5.258  |  61         1.864      2.139        1.915  |  94        1.109       1.112       1.110
    29         4.940     5.791      5.089  |  62         1.818      2.079        1.867  |  95        1.097       1.098       1.097
    30         4.781     5.601      4.925  |  63         1.774      2.022        1.821  |  96        1.083       1.084       1.084
    31         4.626     5.418      4.765  |  64         1.732      1.967        1.777  |  97        1.069       1.069       1.069
    32         4.476     5.241      4.610  |  65         1.692      1.914        1.735  |  98        1.054       1.054       1.054
    33         4.330     5.069      4.459  |  66         1.654      1.863        1.695  |  99        1.040       1.040       1.040
                                           |                                            |  100       1.000       1.000       1.000


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 244

                                   APPENDIX B

PERFORMANCE INFORMATION

POLICY PERFORMANCE

The following hypothetical illustrations demonstrate how the actual investment experience of each variable investment option of the variable account affects the cash surrender value, account value and death benefit of a policy. These hypothetical illustrations are based on the actual historical return of each portfolio as if a policy had been issued on the date indicated. Each portfolio's Annual Total Return is based on the total return calculated for each fiscal year. These Annual Total Return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or Variable Account asset-based charges and deductions, which if reflected, would result in lower total return figures than those shown.

The illustrations are based on the payment of a $5,750 annual premium, paid at the beginning of each year, for a hypothetical policy with a $300,000 face amount death benefit Option 1, issued on a nonsmoker male, Age 45. It is assumed that all premiums are allocated to the investment option illustrated for the period shown. The benefits are calculated for a specific date. The amount and timing of premium payments and the use of other policy features, such as policy loans, would affect individual policy benefits.

The amounts shown for the cash surrender values, account values and death benefits take into account the charges against premiums, current cost of insurance and monthly deductions, the daily charge against the Variable Account for mortality and expense risks, and each portfolio's charges and expenses. See Charges, page 42. This prospectus also contains illustrations based on assumed rates of return. See Illustrations of Death Benefits, Account Values, Surrender Values and Accumulated Premiums, page 51.











--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 245

                           HYPOTHETICAL ILLUSTRATIONS

Nonsmoker Male Age 45
Preferred Risk Class                                      Death Benefit Option 1
Stated Death Benefit $300,000                              Annual Premium $5,750

--------------------------------------------------------------------------------


AIM VI Capital Appreciation Fund
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1994             2.50%               5,131            5,131        300,000
    1995            35.69%              13,809           13,809        300,000
    1996            17.58%              21,973           21,973        300,000
    1997            13.51%              30,308           30,308        300,000
    1998            19.30%              41,638           41,638        300,000

AIM VI Government Securities Fund
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1994           -3.73%                4,808            4,808        300,000
    1995            15.56%              11,360           11,360        300,000
    1996             2.29%              16,588           16,588        300,000
    1997             8.16%              23,050           23,050        300,000
    1998             7.66%              29,742           29,742        300,000


Alger American Growth Portfolio
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1990             4.14%               5,216            5,216        300,000
    1991            40.39%              14,413           14,413        300,000
    1992            12.38%              21,671           21,671        300,000
    1993            22.47%              32,348           32,348        300,000
    1994             1.45%              37,441           37,441        300,000
    1995            36.37%              57,266           57,266        300,000
    1996            13.35%              69,935           69,935        300,000
    1997            25.75%              93,461           93,461        300,000
    1998            48.07%             145,016          145,016        335,131

Alger American MidCap Growth Portfolio
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1994           -1.54%                4,921            4,921        300,000
    1995            44.45%              14,410           14,410        300,000
    1996            11.90%              21,575           21,575        300,000
    1997            15.01%              30,254           30,254        300,000
    1998            30.30%              45,429           45,429        300,000



--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 246

Nonsmoker Male Age 45
Preferred Risk Class                                      Death Benefit Option 1
Stated Death Benefit $300,000                              Annual Premium $5,750


Alger American Small Capitalization Portfolio
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1989            64.48%               8,354            8,354        300,000
    1990             8.71%              14,528           14,528        300,000
    1991            57.54%              30,643           30,643        300,000
    1992             3.55%              36,602           36,602        300,000
    1993            13.28%              46,650           46,650        300,000
    1994           -4.38%               48,877           48,877        300,000
    1995            44.31%              77,017           77,017        300,000
    1996             4.18%              84,752           84,752        300,000
    1997            11.39%              99,306           99,306        300,000
    1998            15.53%             119,862          119,862        300,000


Fidelity VIP Growth Portfolio
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1989            31.51%               6,637            6,637        300,000
    1990           -11.73%              10,251           10,251        300,000
    1991            45.51%              22,069           22,069        300,000
    1992             9.32%              29,287           29,287        300,000
    1993            19.37%              40,444           40,444        300,000
    1994           -0.02%               44,915           44,915        300,000
    1995            35.36%              66,859           66,859        300,000
    1996            14.71%              81,698           81,698        300,000
    1997            23.48%             106,351          106,351        300,000
    1998            39.49%             154,612          154,612        347,259

Fidelity VIP Overseas Portfolio
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1989            26.28%               6,365            6,365        300,000
    1990           -1.67%               11,171           11,171        300,000
    1991             8.00%              17,320           17,320        300,000
    1992           -10.72%              19,644           19,644        300,000
    1993            37.35%              33,336           33,336        300,000
    1994             1.72%              38,474           38,474        300,000
    1995             9.74%              47,081           47,081        300,000
    1996            13.15%              58,205           58,205        300,000
    1997            11.56%              69,836           69,836        300,000
    1998            12.81%              83,772           83,772        300,000



--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 247

Nonsmoker Male Age 45
Preferred Risk Class                                      Death Benefit Option 1
Stated Death Benefit $300,000                              Annual Premium $5,750


Fidelity VIP II Index 500 Portfolio
  Year          Annual Total       Cash Surrender       Account        Benefit
 Ended            Return *             Value             Value          Death
    1993             9.74%               5,506            5,506        300,000
    1994             1.04%              10,616           10,616        300,000
    1995            37.19%              21,296           21,296        300,000
    1996            22.82%              31,981           31,981        300,000
    1997            32.82%              48,605           48,605        300,000
    1998            28.31%              68,184           68,184        300,000


GCG Trust Equity Income Portfolio
  Year          Annual Total       Cash Surrender       Account        Benefit
 Ended            Return *             Value             Value          Death
    1990             4.74%               5,247            5,247        300,000
    1991            20.02%              12,332           12,332        300,000
    1992             1.88%              17,510           17,510        300,000
    1993            11.13%              24,712           24,712        300,000
    1994           -1.18%               28,923           28,923        300,000
    1995            18.93%              39,781           39,781        300,000
    1996             8.77%              48,084           48,084        300,000
    1997            17.44%              61,601           61,601        300,000
    1998             8.26%              71,438           71,438        300,000

GCG Trust Growth Portfolio
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1997            15.69%               5,815            5,815        300,000
    1998            45.36%              15,800           15,800        300,000

GCG Trust Hard Assets Portfolio
  Year          Annual Total       Cash Surrender       Account        Benefit
 Ended            Return *             Value             Value          Death
    1990           -13.84%               4,284            4,284        300,000
    1991             4.70%               9,729            9,729        300,000
    1992           -9.81%               13,134           13,134        300,000
    1993            49.93%              26,864           26,864        300,000
    1994             2.53%              32,221           32,221        300,000
    1995            10.69%              40,656           40,656        300,000
    1996            33.17%              60,102           60,102        300,000
    1997             6.22%              68,451           68,451        300,000
    1998           -29.58%              51,183           51,183        300,000




--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 248

Nonsmoker Male Age 45
Preferred Risk Class                                      Death Benefit Option 1
Stated Death Benefit $300,000                              Annual Premium $5,750
GCG Trust Limited Maturity Bond Portfolio
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1990             7.87%               5,409            5,409        300,000
    1991            11.27%              11,601           11,601        300,000
    1992             4.84%              17,258           17,258        300,000
    1993             6.20%              23,339           23,339        300,000
    1994           -1.19%               27,564           27,564        300,000
    1995            11.72%              35,835           35,835        300,000
    1996             4.32%              41,990           41,990        300,000
    1997             6.67%              49,423           49,423        300,000
    1998             6.86%              57,494           57,494        300,000

GCG Trust Liquid Asset Money Market Portfolio
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1990             7.75%               5,403            5,403        300,000
    1991             5.66%              11,000           11,000        300,000
    1992             3.13%              16,355           16,355        300,000
    1993             2.64%              21,624           21,624        300,000
    1994             3.89%              27,211           27,211        300,000
    1995             5.51%              33,457           33,457        300,000
    1996             5.01%              39,773           39,773        300,000
    1997             5.07%              46,348           46,348        300,000
    1998             5.13%              53,324           53,324        300,000
GCG Trust Mid-Cap Growth Portfolio
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1995            29.23%               6,519            6,519        300,000
    1996            20.68%              13,934           13,934        300,000
    1997            19.67%              22,517           22,517        300,000
    1998            42.61%              38,912           38,912        300,000
GCG Trust Research Portfolio
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1995            36.58%               6,901            6,901        300,000
    1996            23.37%              14,720           14,720        300,000
    1997            20.12%              23,546           23,546        300,000
    1998            40.94%              39,902           39,902        300,000


--------------------------------------------------------------------------------
Corporate Benefits Variable Universal Life 249

                     HYPOTHETICAL ILLUSTRATIONS (continued)

Nonsmoker Male Age 45
Preferred Risk Class                                      Death Benefit Option 1
Stated Death Benefit $300,000                              Annual Premium $5,750
GCG Trust Total Return Portfolio
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1995            24.51%               6,273            6,273        300,000
    1996            13.70%              12,839           12,839        300,000
    1997            20.89%              21,426           21,426        300,000
    1998            19.29%              31,211           31,211        300,000


INVESCO VIF Equity Income Fund
  Year          Annual Total       Cash Surrender       Account        Benefit
 Ended            Return *             Value             Value          Death
    1995            29.25%               6,520            6,520        300,000
    1996            22.28%              14,123           14,123        300,000
    1997            28.17%              24,372           24,372        300,000
    1998            15.30%              33,554           33,554        300,000

INVESCO VIF High Yield Fund
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1995            19.76%               6,027            6,027        300,000
    1996            16.59%              12,883           12,883        300,000
    1997            17.33%              20,840           20,840        300,000
    1998             1.42%              25,909           25,909        300,000

INVESCO VIF Small Company Growth Fund
  Year          Annual Total       Cash Surrender       Account        Benefit
 Ended            Return *             Value             Value          Death
    1998            16.38%               5,851            5,851        300,000

Neuberger Berman AMT Partners Portfolio
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1995            36.47%               6,895            6,895        300,000
    1996            29.57%              15,461           15,461        300,000
    1997            31.25%              26,719           26,719        300,000
    1998             4.21%              32,749           32,749        300,000







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Corporate Benefits Variable Universal Life 250

Nonsmoker Male Age 45
Preferred Risk Class                                      Death Benefit Option 1
Stated Death Benefit $300,000                              Annual Premium $5,750
Van Eck Worldwide Bond Fund
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1990            11.25%               5,585            5,585        300,000
    1991            18.39%              12,562           12,562        300,000
    1992           -5.25%               16,489           16,489        300,000
    1993             7.79%              22,863           22,863        300,000
    1994           -1.32%               27,058           27,058        300,000
    1995            17.30%              37,045           37,045        300,000
    1996             2.53%              42,505           42,505        300,000
    1997             2.38%              47,950           47,950        300,000
    1998            12.75%              59,020           59,020        300,000

Van Eck Worldwide Emerging Markets Fund
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1996            26.82%               6,393            6,393        300,000
    1997           -11.61%              10,050           10,050        300,000
    1998           -34.15%               9,755            9,755        300,000

Van Eck Worldwide Real Estate Fund
  Year          Annual Total       Cash Surrender       Account         Death
 Ended:           Return*              Value             Value         Benefit
    1998           -11.35%               4,413            4,413        300,000



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Corporate Benefits Variable Universal Life 251

                                     PART II


                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                      UNDERTAKING REGARDING INDEMNIFICATION

Please refer to the Articles of Incorporation listed as Exhibits 1.A(6)(a) and 1.A(6)(b-g) and the By-Laws listed as Exhibits 1.A(6)(h) and 1.A(6)(h)(i).

Security Life of Denver's (the "corporation") Certificate of Incorporation and bylaws provide that the corporation shall have every power and duty of indemnification of directors, officers, employees and agents, without limitation, provided by the laws of the state of Colorado. Under Colorado law, the corporation has the power to indemnify such persons against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, if such person acted in good faith and in a manner which that person reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of actions by or in the right of the corporation, such indemnification cannot be made where such person is adjudged liable to the corporation, except pursuant to a court order. The corporation is required to indemnify directors, officers, employees and agents against expense actually and reasonably incurred in connection with actions where such persons have been successful on the merits or otherwise in defense of such actions.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling preceding, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


          UNDERTAKING REQUIRED BY SECTION 26(E)(2)(A) OF THE INVESTMENT
                         COMPANY ACT OF 1940, AS AMENDED

Security Life of Denver Insurance Company represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

           The facing sheet.

           Cross-Reference table.


--------------------------------------------------------------------------------
Corporate Variable Universal Life    II - 1

           The prospectus.

           The undertaking to file reports.

           The undertaking regarding indemnification.

           The undertaking required by Section 26(e)2(A) of the Investment Company Act of 1940, as amended.

           The signatures.

           Written consents of the following persons:
                     James L. Livingston, Jr. (See Exhibit 6B).
                     Ernst & Young, L.L.P. (See Exhibit 7A).
                     Sutherland Asbill & Brennan LLP (See Exhibit 7B).


      The following exhibits:

1.A   (1)   Resolution of the Executive Committee of the Board of Directors of
            Security Life of Denver Insurance Company ("Security Life of
            Denver") authorizing the establishment of the Registrant. /1/

      (2)   Not Applicable.

      (3)   (a)    Security Life of Denver Distribution Agreement. /1/
                   (i)    Amendment to Security Life of Denver Insurance Company
                          Distribution Agreement
            (b)    Amendment to Broker/Dealer Supervisory and Selling Agreement
                   for Variable Contracts with Compensation Schedule.
            (c)    Commission Schedule for Policies.

      (4)   Not Applicable.

      (5)   (a)    Specimen Corporate Variable Universal Life Insurance Policy
                   (Form No. 2505(VUL)- 3/00). /5/
            (b)    Adjustable Term Insurance Rider (Form No. R2006-3/00). /5/
            (c)    Certificate of Insurance. /5/

      (6)   (a)    Security Life of Denver's Restated Articles of
                   Incorporation. 1/
            (b-g)  Amendments to Articles of Incorporation through
                   June 12, 1987. /1/
            (h)    Security Life of Denver's By-Laws. /1/
                   (i)    Bylaws of Security Life of Denver Insurance Company
                          (Restated with Amendments throug
                          September 30, 1997). /2/

      (7)   Not Applicable.

      (8)   (a)    Participation Agreements
                   (i)    Participation Agreement by and among AIM Variable
                          Insurance Funds, Inc., Life Insurance Company, on Behalf of Itself and its Separate Accounts and Name of Underwriter of Variable Contracts and Policies. /3/
                   (ii)   Sales Agreement by and among The Alger American Fund,
                          Fred Alger Management, Inc., and Security Life of Denver Insurance Company. /1/
                   (iii)  Sales Agreement by and among Neuberger & Berman
                          Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company. /1/
                   (iv)   Participation Agreement among Variable Insurance
                          Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. /1/

--------------------------------------------------------------------------------
Corporate Variable Universal Life    II - 2

                   (v)    Participation Agreement among Variable Insurance
                          Products Fund II, Fidelity Distributors Corporation
                          and Security Life of Denver Insurance Company. /1/
                   (vi)   Participation Agreement among INVESCO Variable
                          Investment Funds, Inc., INVESCO Funds Group, Inc., and
                          Security Life of Denver Insurance Company. /1/
                   (vii)  Participation Agreement between Van Eck Investment
                          Trust and the Trust's investment adviser, Van Eck
                          Associates Corporation, and Security Life of Denver
                          Insurance Company. /1/
            (b)    (i)    Third Amendment to Participation Agreement among
                          Security Life of Denver Insurance Company, INVESCO
                          Variable Investment Funds, Inc. and INVESCO Funds
                          Group, Inc. /4/
                   (ii)   Fourth Amendment to Participation Agreement among
                          Variable Insurance Products Fund, Fidelity
                          Distributors Corporation and Security Life of Denver
                          Insurance Company. /4/
                   (iii)  Fourth Amendment to Participation Agreement among
                          Variable Insurance Products Fund II, Fidelity
                          Distributors Corporation and Security Life of Denver
                          Insurance Company. /4/
                   (iv)   Amendment No. 2 to Participation Agreement among AIM
                          Variable Insurance Funds, Inc., Security Life of
                          Denver Insurance Company and ING America Equities,
                          Inc. /4/
                   (v)    Fourth Amendment to Participation Agreement among
                          Security Life of Denver Insurance Company, INVESCO
                          Variable Investment Funds, Inc. and INVESCO Funds
                          Group, Inc.
                   (vi)   Amendment No. 3 to Participation Agreement among AIM
                          Variable Insurance Funds, Inc., Security Life of
                          Denver Insurance Company and ING America Equities,
                          Inc.
                   (vii)  Fifth Amendment to Participation Agreement among
                          Variable Insurance Products Fund, Fidelity
                          Distributors Corporation and Security Life of Denver
                          Insurance Company.
                   (viii) Fifth Amendment to Participation Agreement among
                          Variable Insurance Products Fund II, Fidelity
                          Distributors Corporation and Security Life of Denver
                          Insurance Company.

      (9)   Not Applicable.

      (10) Specimen Guaranteed Issue Variable Life Insurance Application with Guaranteed Issue Binding Limited Life Insurance Coverage Form (Form Nos. Q2009-11/97 and Q-1112 B-6/98). /5/

2.    Included as Exhibit 1.A(5) above.

3.A Opinion and consent of Gary W. Waggoner as to securities being registered. /5/

4.    Not Applicable.

5.    Not Applicable.

6.A   Opinion and consent of James L. Livingston, Jr.

7.A   Consent of Ernst & Young L.L.P.
B     Consent of Sutherland Asbill & Brennan LLP.

8.    Not Applicable.

11.   Issuance, Transfer and Redemption Procedures Memorandum.
---------------


--------------------------------------------------------------------------------
Corporate Variable Universal Life    II - 3

/1/ Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on April 27, 1998 (File No. 33-74190).

/2/ Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on October 29, 1998 (File No. 33-74190).

/3/ Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on March 2, 1998 (File No. 33-74190).

/4/ Incorporated herein by reference to the Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on May 10, 1999 (File No. 333-72753).

/5/ Incorporated herein by reference to the Initial Registration to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed with the Securities and Exchange Commission on November 8, 1999 (File No. 333-90577).

--------------------------------------------------------------------------------
Corporate Variable Universal Life    II - 4

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Security Life of Denver Insurance Company and the Registrant, Security Life Separate Account L1, have duly caused this Registration Statement to be signed on their behalf by the undersigned, hereunto duly authorized, and their seal to be hereunto fixed and attested, all in the City and County of Denver and the State of Colorado on the 3rd day of December, 1999.


                              SECURITY LIFE OF DENVER INSURANCE COMPANY
                              (Depositor)


                              BY:  /s/ Stephen M. Christopher
                                 --------------------------------------
                                    Stephen M. Christopher
                                    President
(Seal)

ATTEST:


/s/ Gary W. Waggoner
----------------------------------
Gary W. Waggoner




                              SECURITY LIFE SEPARATE ACCOUNT L1
                              (Registrant)

                              BY:   SECURITY LIFE OF DENVER INSURANCE COMPANY
                              (Depositor)


                              BY:    /s/ Stephen M. Christopher
                                 ----------------------------------------
                                       Stephen M. Christopher
                                       President

(Seal)

ATTEST:


/s/ Gary W. Waggoner
 Gary W. Waggoner










-------------------------------------------------------------------------------
Corporate Variable Universal Life    II - 5

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with Security Life of Denver Insurance Company and on the date indicated.


PRINCIPAL EXECUTIVE OFFICERS:


 /s/ Stephen M. Christopher
 ----------------------------
Stephen M. Christopher
President, Chief Executive Officer and Director


 /s/ James L .Livingston, Jr.
 ----------------------------
James L. Livingston, Jr.
Executive Vice President and Chief Actuary


PRINCIPAL ACCOUNTING OFFICER:


 /s/ Shari A. Enger
 ----------------------------
Shari A. Enger
Vice President and Controller


DIRECTORS:


 /s/ Thomas F. Conroy
 ----------------------------
Thomas F. Conroy


  /s/ Michael W. Cunningham
 ----------------------------
Michael W. Cunningham


 /s/ P. Randall Lowery
 ----------------------------
P. Randall Lowery


--------------------------------------------------------------------------------
Corporate Variable Universal Life    II - 6

                                                            EXHIBIT INDEX


Exhibit No.        Description of Exhibit
-----------        ----------------------


1.A(3)(a)(i)      Amendment to Security Life of Denver Insurance Company
                  Distribution Agreement

1.A(3)(b)         Amendment to Broker/Dealer Supervisory and Selling Agreement
                  for Variable Contracts with Compensation Schedule.

1.A(3)(c)         Commission Schedule for Policies.

1.A(8)(b)(v)      Fourth Amendment to Participation Agreement among Security
                  Life of Denver Insurance Company, INVESCO Variable Investment
                  Funds, Inc. and INVESCO Funds Group, Inc.

1.A(8)(b)(vi)     Amendment No. 3 to Participation Agreement among AIM Variable
                  Insurance Funds, Inc., Security Life of Denver Insurance
                  Company and ING America Equities, Inc.

1.A(8)(b)(vii)    Fifth Amendment to Participation Agreement among Variable
                  Insurance Products Fund, Fidelity Distributors Corporation and
                  Security Life of Denver Insurance Company.

1.A(8)(b)(vii)    Fifth Amendment to Participation Agreement among Variable
                  Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company.

6.B               Opinion and consent of James L. Livingston, Jr.

7.A               Consent of Ernst & Young, L.L.P.
  B               Consent of Sutherland Asbill & Brennan LLP.

11.               Issuance, Transfer and Redemption Procedures Memorandum.


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Corporate Variable Universal Life    II - 7